As filed with the Securities and Exchange Commission on July 8, 2015.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Summit Materials, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1400	47-1984212
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1550 Wynkoop Street, 3rd Floor

Denver, Colorado 80202

(303) 893-0012

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Anne Lee Benedict, Esq.

Chief Legal Officer

Summit Materials, Inc.

1550 Wynkoop Street, 3rd Floor

Denver, Colorado 80202

(303) 893-0012

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edgar J. Lewandowski, Esq. Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael P. Kaplan, Esq. Sophia Hudson, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.01 per share	$100,000,001	$11,620

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended
(2)	Includes shares of Class A common stock subject to the underwriters’ option to purchase additional shares of Class A common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated July 8, 2015

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

     Shares

Summit Materials, Inc.

Class A Common Stock

This is a public offering of shares of Class A common stock of Summit Materials, Inc.

We are offering                  shares of our Class A common stock. We intend to use all of the net proceeds from this offering to purchase newly-issued limited partnership units, or LP Units, from Summit Materials Holdings L.P., our direct subsidiary, and outstanding LP Units from certain holders, including affiliates of The Blackstone Group L.P. and certain of our directors and officers.

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “SUM.” The last reported sale price of our common stock on the NYSE on July 7, 2015 was $26.01 per share.

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of our Class A common stock, the underwriters have the option to purchase up to an additional                  shares of our Class A common stock from us at the public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about         , 2015.

Citigroup	Goldman, Sachs & Co.

The date of this prospectus is         , 2015.

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the option to purchase up to an additional                  shares of Class A common stock from us.

ABOUT THIS PROSPECTUS

Financial Statement Presentation

This prospectus includes certain historical consolidated financial and other data for Summit Materials Holdings L.P. (“Summit Holdings”). Summit Holdings is considered our predecessor for financial reporting purposes. Summit Materials, Inc. is the financial reporting entity following the completion of our initial public offering of our Class A common stock (the “IPO”) on March 17, 2015, in which we issued and sold approximately 25.6 million shares of our Class A common stock at an IPO price of $18.00 per share. Summit Materials, LLC (“Summit LLC”), an indirect wholly-owned subsidiary of Summit Holdings, is the financial reporting entity with respect to our outstanding 10 1⁄2% senior notes due 2020 (the “2020 notes”) and the 6.125% senior notes due 2023 that we issued on July 8, 2015 (the “2023 notes” and together with the 2020 notes, the “senior notes”). The historical consolidated financial information of Summit Holdings as of December 27, 2014 and December 28, 2013 and for the three years ended December 27, 2014, December 28, 2013 and December 29, 2012 has been derived from the audited consolidated financial statements of Summit Holdings included elsewhere in this prospectus. We have derived the historical consolidated balance sheet data of Summit Holdings as of December 31, 2011 from Summit Holdings’ consolidated balance sheet as of December 31, 2011, which is not included in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period. The historical consolidated financial information of Summit Materials as of March 28, 2015 and for the three months ended March 28, 2015 and March 29, 2014 was derived from the unaudited consolidated financial statements of Summit Materials included elsewhere in this prospectus. The unaudited consolidated financial statements of Summit Materials have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for any future period.

This prospectus also includes certain historical combined financial and other data for certain assets, including a cement plant and seven cement distribution terminals (collectively, the “Lafarge Target Business”) that we have agreed to acquire from Lafarge North America Inc. (“Lafarge”). See “Summary—The Davenport Acquisition.” The historical combined financial information of the Lafarge Target Business as of December 31, 2014 and December 31, 2013 and for the three years ended December 31, 2014, 2013 and 2012 has been derived from the audited combined financial statements of the Lafarge Target Business included elsewhere in this prospectus.

This prospectus also includes an unaudited pro forma condensed consolidated balance sheet as of March 28, 2015 and unaudited pro forma condensed consolidated statements of operations for the three months ended March 28, 2015 and the year ended December 27, 2014, which present our consolidated financial position and results of operations to give pro forma effect to this offering, the issuance and sale of the 2023 notes, the $650.0 million senior secured incremental term loan facility (the “New Term Loan Facility”) expected to be entered into in connection with the Davenport Acquisition, the redemption of $183.0 million of 2020 notes that is expected to occur on August 3, 2015, the Davenport Acquisition and the payment of related fees and expenses (collectively, the “Transactions”). The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been consummated on the date indicated, nor is it indicative of future operating results. In addition, the Lafarge Target Business’ results included in the pro forma financial information are presented based on Lafarge’s fiscal year, which is based on calendar period ends. Our fiscal year is based on a 52 to 53 week period, as applicable, commencing on the first day following the end of the prior fiscal year and ending on a Saturday. The resulting difference is not considered material to the pro forma condensed consolidated financial statements. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

You should read our selected historical consolidated financial data and unaudited pro forma condensed consolidated financial information and the accompanying notes in conjunction with, and each is qualified in its entirety by reference to, the consolidated historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in “Risk Factors,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Certain Definitions

As used in this prospectus, unless otherwise noted or the context otherwise requires:

•	“we,” “our,” “us,” “the Company” and “Summit Materials” refer (1) prior to the consummation of the IPO Transactions described under “Organizational Structure—IPO Transactions,” to Summit Materials Holdings L.P. and its consolidated subsidiaries and (2) after the consummation of the IPO Transactions described under “Organizational Structure—IPO Transactions,” to Summit Materials, Inc. and its consolidated subsidiaries. “Existing owners” and “pre-IPO owners” refer to the Sponsors and the other owners of Summit Holdings immediately prior to the IPO Transactions;

•	“Continental Cement” refers to Continental Cement Company, L.L.C.;

ii

•	“Cornejo” refers collectively to Cornejo & Sons, L.L.C., C&S Group, Inc., Concrete Materials Company of Kansas, LLC and Cornejo Materials, Inc.;

•	“Harper Contracting” refers collectively to substantially all the assets of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc.;

•	“Altaview Concrete” refers collectively to Altaview Concrete, LLC, Peak Construction Materials, LLC, Peak Management, L.C. and Wasatch Concrete Pumping, LLC;

•	“RK Hall” refers collectively to R.K. Hall Construction, Ltd., RHMB Capital, L.L.C., Hall Materials, Ltd., B&H Contracting, L.P. and RKH Capital, L.L.C.;

•	“B&B” refers collectively to B&B Resources, Inc., Valley Ready Mix, Inc. and Salt Lake Sand & Gravel, Inc.;

•	“Industrial Asphalt” refers collectively to Industrial Asphalt, LLC, Asphalt Paving Company of Austin, LLC, KBDJ, L.P. and all the assets of Apache Materials Transport, Inc.;

•	“Ramming Paving” refers collectively to J.D. Ramming Paving Co., LLC, RTI Hot Mix, LLC, RTI Equipment Co., LLC and Ramming Transportation Co., LLC;

•	“Lafarge” refers to Lafarge North America, Inc.;

•	“Westroc” refers to Westroc, LLC;

•	“Alleyton” refers collectively to Alleyton Resource Company, LLC, Alcomat, LLC and Alleyton Services Company, LLC, formerly known as Alleyton Resource Corporation, Colorado Gulf, LP and certain assets of Barten Shepard Investments, LP;

•	“Troy Vines” refers to Troy Vines, Incorporated;

•	“Buckhorn Materials” refers to Buckhorn Materials, LLC, which is the surviving entity from the acquisition of Buckhorn Materials, LLC and Construction Materials Group LLC;

•	“Canyon Redi-Mix” refers collectively to Canyon Redi-Mix, Inc. and CRM Mixers LP;

•	“Mainland” refers to Mainland Sand & Gravel ULC, which is the surviving entity from the acquisition of Rock Head Holdings Ltd., B.I.M Holdings Ltd., Carlson Ventures Ltd., Mainland Sand and Gravel Ltd. and Jamieson Quarries Ltd.;

•	“Southwest Ready Mix” refers to Southwest Ready Mix, LLC;

•	“Colorado County S&G” refers to Colorado County Sand & Gravel Co., L.L.C., which is the surviving entity from the acquisition of Colorado County Sand & Gravel Co., L.L.C, M & M Gravel Sales, Inc., Marek Materials Co. Operating, Ltd. and Marek Materials Co., L.L.C.;

•	“Concrete Supply” refers to Concrete Supply of Topeka, Inc., Penny’s Concrete and Ready Mix, L.L.C. and Builders Choice Concrete Company of Missouri, L.L.C.;

•	“Lewis & Lewis” refers to Lewis & Lewis, Inc.;

•	“Blackstone” refers to investment funds associated with or designated by The Blackstone Group L.P. and its affiliates;

•	“Silverhawk” refers to certain investment funds affiliated with Silverhawk Summit, L.P.; and

•	“Sponsors” refers to Blackstone and Silverhawk.

Defined terms above that relate to our completed acquisitions are in chronological order. See “Business—Acquisition History” for a table of acquisitions we have completed since August 2009.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our Class A common stock.

Our Company

We are one of the fastest growing construction materials companies in the United States, with a 197% increase in revenue between the year ended December 31, 2010 and the year ended December 27, 2014, as compared to an average increase of approximately 38% in revenue reported by our competitors over the same period. Our materials include aggregates, which we supply across the country, with a focus on Texas, Kansas, Kentucky, Utah and Missouri, and cement, which we supply primarily in Missouri, Iowa and Illinois. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use our materials internally to produce ready-mixed concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

Since our first acquisition approximately six years ago, we have rapidly become a major participant in the U.S. construction materials industry. We believe that, by volume, we are a top 10 aggregates supplier, a top 25 cement producer and a major producer of ready-mixed concrete and asphalt paving mix. Our revenue in 2014 and the first three months of 2015 was $1.2 billion and $194.0 million, respectively, with net losses for the same periods of $6.3 million and $79.8 million, respectively. Our proven and probable aggregates reserves were 2.1 billion tons as of March 28, 2015. In the twelve months ended March 28, 2015, we sold 27.9 million tons of aggregates, 1.1 million tons of cement, 3.1 million cubic yards of ready-mixed concrete and 4.1 million tons of asphalt paving mix across our more than 200 sites and plants.

The rapid growth we have achieved over the last six years has been due in large part to our acquisitions, which we funded with equity and debt financing. During this period, we witnessed a cyclical decline and slow recovery in the private construction market and nominal growth in public infrastructure spending. However, the private construction market is beginning to rebound, which we believe signals the outset of a strong growth period in our industry and end markets. We believe we are well positioned to capitalize on this anticipated recovery to grow our business and reduce our leverage over time. As of March 28, 2015, our total indebtedness was approximately $1,062.7 million, or $1,483.6 million on a pro forma basis after giving effect to the Transactions.

The private construction market includes residential and nonresidential new construction and the repair and remodel market. According to the National Association of Home Builders, the number of total housing starts in the United States, a leading indicator for our residential business, is expected to grow 57% from 2013 to 2016. In addition, the Portland Cement Association (“PCA”) projects that spending in private nonresidential construction will grow 26% over the same period. The private construction market represented 69% and 56% of our revenue in the three months ended March 28, 2015 and fiscal year 2014, respectively.

Public infrastructure, which includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects, has been a relatively stable portion of government budgets providing consistent demand to our industry and is projected by the PCA to grow approximately 3% from 2013 to 2016. With the nation’s infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase. Despite this projected growth, we do not believe it will be consistent across the United States, but will instead be concentrated in certain regions. The public infrastructure market represented 31% and 44% of our revenue in the three months ended March 28, 2015 and fiscal year 2014, respectively.

In addition to the anticipated growth in our end markets, we expect higher volume and pricing in our core product categories. Favorable market dynamics can be seen in aggregates, where volumes decreased from 3.1 billion tons in 2006 to an estimated 2.1 billion tons in 2013, a 34% decline that has been offset by growth in the average price per ton, which increased from $7.37 in 2006 to an estimated $8.94 in 2013, a 21% increase, according to the U.S. Geological Survey. In addition, the PCA estimates that cement consumption will increase approximately 30% from 2013 to 2016, reflecting rising demand in the major end markets. At the same time, we believe that cement pricing will be driven higher by tightening production capacity in the United States, where the PCA projects consumption will exceed domestic cement capacity by 2017 driven by both increasing demand and by capacity constraints arising from the U.S. Environmental Protection Agency’s (“EPA”) National Emission Standards for Hazardous Air Pollutants (“NESHAP”) regulation for Portland Cement Plants (“PC-MACT”), with which compliance is generally required in 2015.

Historically, we have sought to supplement organic growth potential with acquisitions, by strategically targeting attractive, new markets or expanding in existing markets. We consider population trends, employment rates, competitive landscape, private construction outlook, public funding and various other factors prior to entering a new market. In addition to analyzing macroeconomic data, we seek to establish a top position in our local markets, which we believe supports sustainable organic growth and attractive returns. This positioning provides local economies of scale and synergies, which benefit our pricing, costs and profitability. We believe that each of our operating companies has a top three market share position in its local market.

Our acquisition strategy, to date, has helped us to achieve scale and rapid growth, and we believe that significant opportunities remain for growth through acquisitions. We estimate that approximately 65% of the U.S. construction materials market is privately owned. From this group, our senior management team maintains contact with over 300 private companies. These long-standing relationships, cultivated over decades, have been the primary source for our past acquisitions and, we believe, will be a key driver of our future growth. We believe the value proposition we offer to potential sellers has made us a buyer of choice and has enabled us to largely avoid competitive auctions and instead negotiate directly with sellers at attractive valuations.

Our Regional Platforms

We currently operate across 17 U.S. states and in British Columbia, Canada through our three regional platforms that make up our operating segments: West; Central; and East. Each of our operating businesses has its own management team that, in turn, reports to a regional president who is responsible for overseeing the operating businesses, developing growth opportunities, implementing best practices and integrating acquired businesses. Acquisitions are an important element of our strategy, as we seek to enhance value through increased scale and cost savings within local markets.

•	West Region: Our West region includes operations in Texas, the Mountain states of Utah, Colorado, Idaho and Wyoming and in British Columbia, Canada. We supply aggregates, ready-mixed concrete, asphalt paving mix and paving and related services in the West region. As of March 28, 2015, the West region controlled approximately 0.7 billion tons of proven and probable aggregates reserves and $365.8 million of net property, plant and equipment and inventories (“hard assets”). During the year ended December 27, 2014, approximately 55% of our revenue and approximately 49% of our Adjusted EBITDA, excluding corporate charges, were generated in the West region. In 2014, we expanded the West region’s operations with key acquisitions providing significant growth in Texas as well as the establishment of a new platform in British Columbia, Canada.

•	Central Region: Our Central region extends across the Midwestern United States, most notably in Kansas, Missouri, Nebraska, Iowa and Illinois, where we supply aggregates, cement, ready-mixed concrete, asphalt paving mix and paving and related services. As of March 28, 2015, the Central region controlled approximately 0.5 billion tons of proven and probable aggregates reserves, approximately 0.4 billion of which serve its cement business, and $549.1 million of hard assets. During the year ended December 27, 2014, approximately 33% of our revenue and approximately 42% of our Adjusted EBITDA, excluding corporate charges, were generated in the Central region.

Our cement plant, commissioned in 2008, is a highly efficient, technologically advanced, integrated manufacturing and distribution system strategically located near Hannibal, Missouri, 100 miles north of St. Louis along the Mississippi River. We utilize an on-site solid and liquid waste fuel processing facility, which can reduce the plant’s fuel costs by up to 50% and is one of only 12 facilities in the United States with such capabilities. Our cement business primarily serves markets in Missouri, Iowa and Illinois. The Davenport Acquisition will expand our cement operations on the Mississippi River with a plant in Davenport, Iowa and seven terminals on the Mississippi River from Minnesota to Louisiana. Our production capacity will approximately double with the acquisition. See “—The Davenport Acquisition.”

•	East Region: Our East region serves markets in Kentucky, South Carolina, North Carolina, Tennessee and Virginia, where we supply aggregates, asphalt paving mix and paving and related services. As of March 28, 2015, the East region controlled approximately 0.5 billion tons of proven and probable aggregates reserves and $159.1 million of hard assets. During the year ended December 27, 2014, approximately 12% of our revenue and approximately 9% of our Adjusted EBITDA, excluding corporate charges, were generated in the East region.

Summary Regional Data(1)

(as of March 28, 2015)

	West	Central	East	Total
Aggregates Details:
Tonnage of Reserves (thousands of tons):
Hard Rock	333,236	874,458	458,409	1,666,103
Sand and Gravel	346,083	77,596	7,143	430,822

Total Tonnage of Reserves (thousands of tons)	679,319	952,054	465,552	2,096,925
Annual Production Capacity (thousands of tons)	22,254	5,715	5,173	33,142
Average Years Until Depletion(2)	31	167	90	63

Ownership Details:
Owned	33%	67%	39%	50%
Leased	67%	33%	61%	50%
Aggregate Producing Sites	51	62	24	137
Ready-Mix Plants	41	23	—	69
Asphalt Plants	21	5	14	40

Primary States and Provinces:	Texas	Kansas	Kentucky
	Utah	Missouri	South Carolina
	Colorado	Nebraska	North Carolina
	Idaho	Iowa	Tennessee
	Wyoming	Illinois	Virginia
	British Columbia

	West	Central	East	Total
Primary Markets:	Houston, TX	Wichita, KS	Lexington, KY
	Austin, TX	Kansas City, KS	Louisville, KY
	San Antonio, TX	Topeka, KS	Bowling Green, KY
	Midland, TX	Manhattan, KS	Elizabethtown, KY
	Dallas, TX	Lawrence, KS	Charlotte, NC
	Amarillo, TX	Columbia, MO
	Longview, TX	St. Louis, MO
Texarkana, TX
Denison, TX
Salt Lake City, UT
Grand Junction, CO
British Columbia, Canada

Products Produced:	Aggregates	Aggregates	Aggregates
	Ready-Mixed concrete	Cement	Asphalt
	Asphalt	Ready-Mixed concrete
Asphalt

Revenue by End Market for Year ended December 27, 2014:
Residential and Nonresidential	67%	55%	10%	56%
Public	33%	45%	90%	44%

(1)	Does not give effect to the consummation of the Davenport Acquisition.
(2)	Calculated based on total reserves divided by our average of 2013 and 2014 annual production.

Our Competitive Strengths

Leading market positions. We believe each of our operating companies has a top three market share position in its local market area achieved through their respective, extensive operating histories, averaging over 35 years. We believe we are a top 10 supplier of aggregates, a top 25 producer of cement and a major producer of ready-mixed concrete and asphalt paving mix in the United States by volume. We focus on acquiring companies that have leading local market positions in aggregates, which we seek to enhance by building scale with other local aggregates and downstream products and services. The construction materials industry is highly local in nature due to transportation costs from the high weight-to-value ratio of the products. Given this dynamic, we believe achieving local market scale provides a competitive advantage that drives growth and profitability for our business. We believe that our ability to prudently acquire, improve and rapidly integrate multiple businesses has enabled, and will continue to enable, us to become market leaders.

Operations positioned to benefit from attractive industry fundamentals. We believe the construction materials industry has attractive fundamentals, characterized by high barriers to entry and a stable competitive environment in the majority of markets. Barriers to entry are created by scarcity of raw material resources, limited efficient distribution range, asset intensity of equipment, land required for quarry operations and a time-consuming and complex regulatory and permitting process. According to the April 2014 U.S. Geological Survey, aggregates pricing in the United States had increased in 65 of the previous 70 years, with growth accelerating since 2002 as continuing resource scarcity in the industry has led companies to focus increasingly on improved pricing strategies. While aggregates volumes decreased 19% from 2.6 billion tons in 2008 to 2.1 billion tons in 2013, average price per ton of aggregates in the United States during this same time period increased 4% from $8.57 in 2008 to $8.95 in 2013. Pricing growth remained strong in 2013, despite volume declines in certain key end markets.

One significant factor that allows for pricing growth in periods of volume declines is that aggregates and asphalt paving mix have significant exposure to public road construction, which has demonstrated growth over the past 30 years, even during times of broader economic weakness. The majority of public road construction spending is funded at the state level through the states’ respective departments of transportation. The five key states in which we operate (Texas, Kansas, Kentucky, Utah and Missouri) have funds with certain constitutional protections for revenue sources dedicated for transportation projects. These dedicated, earmarked funding sources limit the negative effect current state deficits may have on public spending. As a result, we believe our business’ profitability is significantly more stable than most other building product subsectors.

Vertically-integrated business model. We generate revenue across a spectrum of related products and services. We internally supply approximately 80% of the aggregates used in the ready-mixed concrete and asphalt paving mixes that we produce and the asphalt paving mix that our paving crews lay. Our vertically-integrated business model enables us to operate as a single source provider of materials and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. We believe this creates opportunities to increase aggregates volumes, optimize margin at each stage of production, foster more stable demand for aggregates through a captive demand outlet, create a competitive advantage through the efficiency gains, convenience and reliability provided to customers and enhance our acquisition strategy by allowing a greater range of target companies.

Attractive diversity, scale and product portfolio. Our three regional platforms operate across 17 U.S. states and British Columbia, Canada in 27 metropolitan statistical areas. Between the year ended December 31, 2010 and the twelve months ended March 28, 2015, we grew our revenue by 208% and brought substantial additional scale and geographic diversity to our operations. A combination of increased scale and vertical integration enabled us to improve profitability with Adjusted EBITDA margins increasing 180 basis points from the year ended December 31, 2010 to the twelve months ended March 28, 2015. In the twelve months ended March 28, 2015, 88% of EBITDA was derived from materials and products, with 51% coming from materials, 37% from products and the remaining 12% of EBITDA being derived from services. We have approximately 2.1 billion tons of proven and probable aggregates reserves serving our aggregates and cement business. Assuming production rates in future years are equal to those in 2014, we estimate that the useful life of our proven and probable reserves serving our aggregates and cement businesses are approximately 50 years and 200 years, respectively, and approximately 50 years at the Davenport, Iowa cement plant.

We own a dry process cement plant that was commissioned in 2008. This large capacity plant has technologically advanced manufacturing capabilities and favorable environmental performance compared to older facilities within the industry that will require upgrades to comply with stringent EPA standards coming into effect in the near term. According to PCA forecasts, consumption of cement in the United States is expected to exceed production capacity by the year 2017, creating opportunities for existing cement plants. In addition, our plant is strategically located on the Mississippi River. In 2014, as a result of our plant’s strategic location on the Mississippi River, approximately 58% of our cement sold was shipped by barge, which is generally more cost-effective than truck transport. Approximately one-third of the cement produced at the Davenport Plant is shipped by barge primarily to terminals along the Mississippi River.

Proven ability to incorporate new acquisitions and grow businesses. Since July 2009, we have acquired 35 companies, successfully integrating the businesses into three regions through the implementation of operational improvements, industry-proven information technology systems, a comprehensive safety program and best in class management programs. A typical acquisition generally involves retaining the local management team of the acquired business, maintaining operational decisions at the local level and providing strategic insights and leadership directed by Tom Hill, our President and Chief Executive Officer, a 30-year industry veteran. These acquisitions have helped us achieve significant revenue growth, from $405.3 million in 2010 to $1,204.2 million in 2014.

Experienced and proven leadership driving organic growth and acquisition strategy. Our management team, led by Mr. Hill, has a proven track record of creating value. In addition to Mr. Hill, our management team, including corporate and regional operations managers, corporate development, finance executives and other heavy side industry operators, has extensive experience in the industry. Our management team has a track record of executing and successfully integrating acquisitions in the sector. Mr. Hill and his team successfully executed a similar consolidation strategy at another company in the industry, where Mr. Hill led the integration of 173 acquisitions worth, in the aggregate, approximately $6.3 billion, taking the business from less than $0.3 billion to $7.4 billion in sales from 1992 to 2008.

Our Business Strategy

Capitalize on expected recovery in U.S. economy and construction markets. The residential and nonresidential markets are starting to show positive growth signs in varying degrees across our markets. The National Association of Home Builders forecasts total housing starts to accelerate to 1.46 million in the United States by 2016, representing a compounded annual growth rate of 16.4% from 2013 to 2016. The American Institute of Architects’ Consensus Construction Forecast projects nonresidential construction to grow 8.1% in 2015. We believe that we have sufficient exposure to the residential and nonresidential end markets to benefit from a potential recovery in all of our markets. In 2014, approximately 83% of our revenue was derived from Texas, Kansas, Kentucky, Utah and Missouri. Across these states, Department of Transportation (“DOT”) budgets grew a combined 22.6% from 2013 to 2014. Given the nation’s aging infrastructure and considering longstanding historical spending trends, we expect U.S. infrastructure investment to grow over time. We believe we are well positioned to capitalize on any such increase in investment.

Expand local positions in the most attractive markets through targeted capital investments and bolt-on acquisitions. We plan to expand our business through organic growth and bolt-on acquisitions in each of our local markets. Our acquisition strategy involves acquiring platforms that serve as the foundation for continued incremental and complementary growth via locally situated bolt-on acquisitions to these platforms. We believe that increased local market scale will drive profitable growth. Our existing platform of operations is expected to enable us to grow significantly as we expand in our existing markets. In pursuing our growth strategy, we believe that our balance sheet and liquidity position will enable us to acquire most of the bolt-on acquisitions and platforms that we seek to purchase, but we may also pursue larger acquisition transactions, such as the Davenport Acquisition, that may require us to raise additional equity capital and indebtedness. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that would be significant to us. We cannot predict the timing of any contemplated transactions.

Drive profitable growth through strategic acquisitions. Our goal is to become a top-five U.S. construction materials company through the successful execution of our acquisition strategy and implementation of best practices to drive organic growth. Based on aggregates sales, in volumes, we believe that we are currently a top-ten player, which we achieved within five years of our first acquisition. We believe that the relative fragmentation of our industry creates an environment in which we can continue to acquire companies at attractive valuations and increase scale and diversity over time through strategic acquisitions in markets adjacent to our existing markets within the states where we currently operate, as well as into additional states as market and competitive conditions support further growth.

Enhance margins and free cash flow generation through implementation of operational improvements. Our management team includes individuals with decades of experience in our industry and proven success in integrating acquired businesses and organically growing operations. This experience represents a significant source of value to us that has driven Adjusted EBITDA margins up 180 basis points from the year ended December 31, 2010 to the twelve months ended March 28, 2015. These margin improvements are accomplished through proven profit optimization plans, leveraging information technology and financial systems to control costs, managing working capital, achieving scale-driven purchasing synergies and fixed overhead control and reduction. Our regional presidents, supported by our central operations, risk management and finance and information technology teams, drive the implementation of detailed and thorough profit optimization plans for each acquisition post close, which typically includes, among other things, implementation of a systematic pricing strategy and an equipment utilization analysis that assesses repair and maintenance spending, the health of each piece of equipment and a utilization review to ensure we are maximizing productivity and selling any pieces of equipment that are not needed in the business.

Leverage vertically-integrated and strategically located operations for growth. We believe that our vertical integration of construction materials, products and services is a significant competitive advantage that we will leverage to grow share in our existing markets and enter into new markets. A significant portion of materials used to produce our products and provide services to our customers is internally supplied, which enables us to operate as a single source provider of materials, products and paving and related services, creating cost, convenience and reliability advantages for our customers and enabling us to capture additional value throughout the supply chain, while at the same time creating significant cross-marketing opportunities among our interrelated businesses.

Our Industry

The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mixed concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational companies that offer a wide array of construction materials, products and related services. Competition is limited in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. In addition to federal funding, highway construction and maintenance funding is also available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Kentucky, Utah and Missouri, which represented approximately 34%, 19%, 11%, 10% and 9%, respectively, of our total revenue in 2014) each have funds whose revenue sources have certain constitutional protections and may only be spent on transportation projects.

Aggregates. Aggregates are key material components used in the production of cement, ready-mixed concrete and asphalt paving mixes for the residential, nonresidential and public infrastructure markets and are also widely used for various applications and products, such as road and building foundations, railroad ballast, erosion control, filtration, roofing granules and in solutions for snow and ice control. Generally extracted from the earth using surface or underground mining methods, aggregates are produced from natural deposits of various materials such as limestone, sand and gravel, granite and trap rock.

Aggregates represent an attractive market with high profit margins, high barriers to entry and increasing resource scarcity, which, as compared to construction services, leads to relatively stable profitability through economic cycles. Production is moderately capital intensive and access to well-placed reserves is important given high transport costs and environmental permitting restrictions. Markets are typically local due to high transport costs and are generally fragmented, with numerous participants operating in localized markets. The top players controlled approximately 30% of the national market in 2013. According to the March 2015 U.S. Geological Survey, the U.S. market for these products was estimated at approximately 2.4 billion tons in 2014, at a total market value of $20.3 billion. Relative to other construction materials, such as cement, aggregates consumption is more heavily weighted towards public infrastructure and maintenance and repair. However, the mix of end uses can vary widely by geographic location, based on the nature of construction activity in each market. Typically, three to six competitors comprise the majority market share of each local market because of the constraints around the availability of natural resources and transportation. Vertically-integrated players can have a competitive advantage by leveraging their aggregates for downstream operations, such as ready-mixed concrete, asphalt paving mix and paving and related services.

Cement. Portland cement, an industry term for the common cement in general use around the world, is the basic ingredient of concrete and is made from a combination of limestone, shale, clay, silica and iron ore. Together with water, cement creates the paste that binds the aggregates together when making concrete. Cement is an input for ready-mixed concrete and concrete products and commands significantly higher prices relative to aggregates, reflecting the more intensive capital investment required. Cement production in the United States is distributed among 97 production facilities located across 34 states and is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Building new plants is challenging given the extensive permitting requirements and capital investment requirements. We estimate new plant construction costs in the United States to be approximately $250-300 per ton, not including costs for property or securing raw materials and the required distribution network. Assuming construction costs of $275 per ton, a 1.25 million ton facility, comparable to our cement plant’s potential annual capacity, would cost approximately $343.8 million to construct. Establishing a distribution network, such as the seven terminals included in the Davenport Assets (as defined herein), would add significant cost to a cement plant investment.

Ready-mixed concrete. Ready-mixed concrete is one of the most versatile and widely used materials in construction today. It is created through the combination of coarse and fine aggregates, which make up approximately 60 to 75% of the mix by volume, with water, various chemical admixtures and cement making up the remainder. Given the high weight-to-value ratio, delivery of ready-mixed concrete is typically limited to a one-hour haul from a production plant and is further limited by a 90 minute window in which newly-mixed concrete must be poured to maintain quality and performance. As a result of the transportation constraints, the ready-mixed concrete market is highly localized, with an estimated 5,500 ready-mixed concrete plants in the United States, according to the National Ready Mixed Concrete Association (the “NRMCA”). We participate selectively in ready-mixed concrete markets where we provide our own aggregates for production, which we believe provides us a competitive advantage.

Asphalt paving mix. Asphalt paving mix is the most common roadway material used today, covering 93% of the more than 2.6 million miles of paved roadways in the United States, according to the National Asphalt Pavement Association (“NAPA”). Major inputs include aggregates and liquid asphalt (the refined residue from the distillation process of crude oils by refineries). Given the significant aggregates component in asphalt paving mix (up to 95% by weight), local aggregates producers often participate in the asphalt paving mix business to secure captive demand for aggregates. Asphalt and paving is highly fragmented in the United States, with end markets skewed towards new road construction and maintenance and repair of roads. Barriers to entry include permit requirements, access to aggregates (where possible, asphalt plants are typically located at quarries) and access to liquid asphalt.

Our Structure

Summit Materials, Inc. is a holding company, and its sole material asset is a controlling equity interest in Summit Holdings. Summit Materials, Inc. operates and controls all of the business and affairs and consolidates the financial results of Summit Holdings and its subsidiaries. Prior to the completion of the IPO (the “IPO Date”), the partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by reclassifying the interests held by our pre-IPO owners into a single new class of units that we refer to as “LP Units.” We and our pre-IPO owners have entered into an exchange agreement under which they (or certain permitted transferees) have the right, from and after the first anniversary of the IPO Date, or March 17, 2016, (subject to the terms of the exchange agreement), to exchange their LP Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Notwithstanding the foregoing, Blackstone is generally permitted to exchange LP Units at any time. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Summit Owner Holdco LLC (“Summit Owner Holdco”), a Delaware limited liability company that is owned by certain of our pre-IPO owners and the former holders of Class B Units of Continental Cement (the “Former CCC Minority Holders”), holds all of the shares of our outstanding Class B common stock. The Class B common stock entitles (x) Summit Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LP Units held by all limited partners of Summit Holdings (excluding Summit Materials, Inc.) as of the IPO Date and their respective successors and assigns on or after the IPO Date (the “Initial LP Units”) less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Materials, Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and (y) any other future holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such holder. Currently, the limited partners of Summit Holdings consist solely of our pre-IPO owners. However, Summit Holdings may in the future admit additional limited partners, in connection with an acquisition or otherwise, that would not constitute pre-IPO owners. Limited partners of Summit Holdings are not entitled to shares of Class B common stock solely as a result of their admission as limited partners. However, we may in the future issue shares of Class B common stock to one or more limited partners to whom LP Units are also issued, for example in connection with the contribution of assets to us or Summit Holdings by such limited partner. Accordingly, as a holder of both LP Units and Class B common stock, any such holder of Class B common stock would be entitled to a number of votes equal to the number of LP Units held by it. If at any time the ratio at which LP Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

The diagram below depicts our organizational structure and equity ownership immediately following this offering. For additional detail, see “Organizational Structure.”

Summit Materials Holdings GP, Ltd.(1)
Former CCC Minority Holders
100% of Series B Units
100% of Series A Units
Sponsors, Other Investors and Management
Public Stockholders
Summit Owner Holdco, LLC(1)
Class A common stock
• % of voting power in Summit Materials, Inc.
• % of economic interests in Summit Materials, Inc.
Class A common stock
• % of voting power in Summit Materials, Inc.
• % of economic interests in Summit Materials, Inc.
Class B common stock
• % of voting power in Summit Materials, Inc. (2)
• No economic rights
Summit Materials, Inc.
Limited Partner and LP Units
• No voting rights
• Exchangeable on a one-for-one basis for Class A common stock
• % of outstanding LP Units
General Partner and LP Units
• 100% of voting power in Summit Materials Holdings L.P.
• % of outstanding LP Units(3)
Summit Materials Holdings L.P.
100%
Summit Materials Holdings, LLC
100%
Summit Materials Intermediate Holdings, LLC
100%
Summit Materials, LLC
Senior notes
Term loan facility
New term loan facility
Revolving credit facility
Operating Subsidiaries

(1)	Affiliates of Blackstone have the right to appoint a majority of the board of directors of Summit Materials Holdings GP, Ltd. (“Summit GP”).
(2)	The Class B common stock entitles Summit Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of Initial LP Units less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Materials, Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such holder. If Summit Owner Holdco were to transfer shares of Class B common stock to a holder of Initial LP Units, such holder of Initial LP Units and shares of Class B common stock would be entitled to a number of votes equal to the number of Initial LP Units held and the number of votes available to Summit Owner Holdco would decrease commensurately.
(3)	As of March 28, 2015, 2,989,134 of the LP Units, or approximately 3.1% of the total LP Units outstanding, are unvested and are subject to certain time and performance vesting conditions. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives—Conversion of Class D Interests” on page 149.

Corporate Information

Summit Materials, Inc. was formed under the laws of the State of Delaware on September 23, 2014. Our principal executive office is located at 1550 Wynkoop Street, 3rd Floor, Denver, Colorado 80202. Through our predecessors, we commenced operations in 2009 when Summit Holdings was formed as an exempted limited partnership in the Cayman Islands. In December 2013, Summit Holdings was domesticated as a limited partnership in Delaware. Our telephone number is (303) 893-0012.

Our Sponsors

Blackstone. The Blackstone Group L.P. is one of the world’s leading investment firms. Blackstone’s asset management businesses, with approximately $310.5 billion in assets under management as of March 31, 2015, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade debt and secondary funds, all on a global basis. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services.

Silverhawk. Silverhawk Capital Partners, LLC is a private equity firm with offices in Greenwich, Connecticut and Charlotte, North Carolina. The founding partners have invested as a team and operated businesses since 1989. Founded in 2005, Silverhawk’s investments are focused in the energy, manufacturing and business service sectors. As of March 31, 2015, Silverhawk had approximately $300.0 million of assets under management.

Investment Risks

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•	Our business depends on activity within the construction industry and the strength of the local economies in which we operate.

•	Our business is cyclical and requires significant working capital to fund operations.

•	Weather can materially affect our business, and we are subject to seasonality.

•	Our industry is capital intensive and we have significant fixed and semi-fixed costs. Therefore, our earnings are sensitive to changes in volume.

•	Within our local markets, we operate in a highly competitive industry.

•	The success of our business depends, in part, on our ability to execute on our acquisition strategy, to successfully integrate acquisitions and to retain key employees of our acquired businesses.

•	A decline in public infrastructure construction and reductions in governmental funding could adversely affect our operations and results.

•	Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

•	If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.

•	The cancellation of a significant number of contracts or our disqualification from bidding for new contracts could have a material adverse effect on our financial position, results of operations and liquidity.

•	Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations to debt payments.

•	Blackstone and its affiliates control us and their interests may conflict with ours or yours in the future.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

The Davenport Acquisition

Overview

On April 16, 2015, Continental Cement, as the purchaser, and Summit LLC and Summit Holdings, as guarantors, entered into an asset purchase agreement (as amended, the “Davenport Purchase Agreement”) with Lafarge, as seller, pursuant to which Continental Cement will acquire Lafarge’s Davenport, Iowa cement plant (the “Davenport Plant”) and seven cement distribution terminals (the “Davenport Terminals”, together with the Davenport Plant, the “Davenport Assets” or the “Lafarge Target Business”) for $450.0 million, subject to certain adjustments, plus certain assets, including Continental Cement’s Bettendorf, Iowa cement distribution terminal (the “Bettendorf Terminal”) (the “Davenport Acquisition”). The Davenport Acquisition is expected to close in July 2015, pending final regulatory approval and the closing of the merger of Lafarge’s parent company, Lafarge S.A., and Holcim Ltd. (the “Lafarge-Holcim Merger”). Of the cash purchase price, $370.0 million is to be paid at closing and $80.0 million (the “Deferred Purchase Obligation”) is to be paid no later than December 31, 2015.

As a condition to the Federal Trade Commission’s approval of the global Lafarge-Holcim Merger, Lafarge has agreed to divest the Davenport Assets. Furthermore, because Continental Cement competes with the Davenport Plant in the Quad Cities, Iowa/Illinois area via the Bettendorf Terminal, Continental Cement has agreed to divest the Bettendorf Terminal to Lafarge as part of the transaction.

The net proceeds from the offering of 2023 notes, together with borrowings under the New Term Loan Facility, will be used to, among other things, finance the initial $370.0 million acquisition payment payable at closing and to pay transaction fees and expenses. There can be no assurance that we will be able to consummate the Davenport Acquisition on a timely basis or at all. The net proceeds from this offering that we use to purchase newly-issued LP Units from Summit Holdings are expected to be used to, among other things, finance all or a portion of the Deferred Purchase Obligation.

The combination of the Davenport Assets and Continental Cement is expected to create a strategically attractive and complementary multi-plant cement business. Synergy opportunities include distribution efficiencies, alternative fuels optimization and sharing of operational best practices. The acquisition is expected to expand our geographic footprint, will provide new platforms for downstream growth and is expected to make us the third largest cement producer by capacity on the Mississippi River.

On a combined basis, after giving effect to the Davenport Acquisition, Continental Cement will have 2.44 million short tons (“mt”) of cement capacity across the Davenport Plant and the cement plant in Hannibal, Missouri as well as eight cement distribution terminals along the Mississippi River from Minneapolis, Minnesota to New Orleans, Louisiana.

In the year ended December 31, 2014 and the first three months of 2015, the Davenport Assets generated Adjusted EBITDA of $53.4 million and $4.1 million, respectively, and sold 1.5 mt of cement through the Davenport Terminals. See “—Summary Historical Consolidated Financial and Other Data” for a reconciliation of the Lafarge Target Business’ net income (loss) for the Lafarge Target Business to Adjusted EBITDA.

Premier assets. The Davenport Plant has been in operation since 1981 and, similar to Continental Cement’s Hannibal, Missouri cement plant, is served by barge, rail and truck distribution modes. It is a well-designed and well-run plant with excellent preventive and predictive maintenance practices and has been a low-cost producer for the last decade. The Davenport Plant has 1.1mt of clinker and 1.2 mt of cement capacity and approximately 1.5 mt of cement was distributed through the Davenport Terminals in the twelve months ended December 31, 2014. Volume in excess of the Davenport Plant capacity is expected to be serviced with Continental Cement’s capacity. The Davenport Terminals have storage capacity of over 0.2 mt and annual throughput capacity of over 2.2 mt. Operations employ one vertical roller mill and one precalciner kiln along with a single classic ball mill for finish grinding. The Davenport Plant produces one clinker type and two cement types (Types I and II), both of which are low alkali and approved for use in all states in the Mississippi basin. At current production levels, we estimate that the Davenport Plant has approximately 50 years of quarry reserves.

The Davenport Terminals are well located to serve attractive markets. The cement distribution terminal in the New Orleans market can handle offshore cement imports, which favorably positions us to satisfy the gap between domestic consumption and capacity as supply tightens with recovering demand over the next two to three years.

Strategic fit with Continental Cement. The Davenport Plant together with the network of Davenport Terminals is a strategic fit with Continental Cement. The Davenport Plant and the Continental Cement plant in Hannibal, Missouri are the two most northern-located cement plants on the Mississippi River. After giving effect to the Davenport Acquisition, Continental Cement is expected to be the third largest cement producer on the Mississippi River, after Buzzi Unicem USA, Inc. (“Buzzi”) and Lafarge-Holcim. The Davenport Acquisition presents a compelling opportunity to develop a multi-plant cement business of scale in the Midwest, which would serve as a substantial platform for downstream growth over multiple new regional markets.

Operational fit with Continental Cement. The Davenport Plant is approximately 170 miles north of Continental Cement’s Hannibal, Missouri facility. Operationally, we have identified many opportunities for synergies, including distribution efficiencies, alternative fuels optimization (both plants to use alternative fuels to replace coal) and other best practice transfers between the plants.

Improves our margin and earnings mix exposure. We believe the acquisition of the Davenport Assets, a 100% cement business, will significantly increase the proportion of our EBITDA that is derived from materials, improve our overall EBITDA margin by nearly 200 basis points (“bps”) and increase our materials-related earnings exposure by approximately 900 bps. Furthermore, the Davenport Assets increase our geographic diversity, expand exposure to higher-growth, privately-led construction materials demand and bring new platforms for downstream market growth.

Attractive markets present opportunity for volume growth. Cement production along the Mississippi River has remained relatively constant over the last 10 years. Cement capacity of 15 mt is split among six players (eight plants) along the Mississippi River. The Davenport Assets are well positioned in all up-river markets and have the lowest or second lowest delivered cost position in each. In most of the markets which the Davenport Assets supply, the primary competitors are Holcim (US) Inc. (“Holcim”) and Buzzi. Holcim’s Ste. Genevieve site is the largest plant on the Mississippi River and competes with the Davenport Assets in more markets than any other competitor. The Davenport Terminals and Continental Cement’s St. Louis, Missouri terminal provide Continental Cement with coverage of many attractive markets along the Mississippi River via low-cost barge and rail distribution modes. Owning two strategically located plants and eight terminals covering the Mississippi River positions the business for expanded growth.

Attractive time to invest in the cement sector and the Mississippi River market. The U.S. cement industry is moving back towards its historical domestic cement supply-demand imbalance. Demand is expected to exceed U.S. domestic capacity by 2017. The developing domestic supply-demand imbalance is also attributable to tighter EPA NESHAP regulations for PC-MACT, compliance with which is generally required in 2015, as well as the closure in the past decade of a portion of the older and inefficient U.S. cement plants. This supply-demand imbalance has positive implications for industry pricing and the trend for real price increases are expected to continue. The Mississippi River market continues to experience a demand and pricing recovery since trough conditions in 2011-12. The Midwest economy is generally improving, driven by a rebound in industrial production and manufacturing. The unemployment rate in the Davenport Assets target market is well below that of the overall U.S. unemployment rate, and building permit growth is expected to grow at a faster rate than the U.S. over the next two years.

Recent Developments

Initial Public Offering

On March 17, 2015, we completed our IPO in which we sold 25,555,555 shares of our Class A common stock at a price to the public of $18.00 per share and received net proceeds of approximately $433.0 million, after deducting underwriting discounts and commissions. We used the net proceeds from the IPO to purchase newly-issued LP Units from Summit Holdings. Summit Holdings used these proceeds to, among other things, repay indebtedness and purchase the then-outstanding minority interest of Continental Cement. Upon consummation of the IPO, Continental Cement became our wholly-owned indirect subsidiary.

Senior Notes Offering

On July 8, 2015, Summit LLC and its indirect wholly-owned subsidiary, Summit Materials Finance Corp. (together, the “Issuers”), completed an offering of $350.0 million of 6.125% senior notes due 2023. The net proceeds from the offering of the notes, together with borrowings under the New Term Loan Facility and the revolving credit facility, are expected to be used to finance the initial cash purchase price of $370.0 million for the Davenport Acquisition that is payable at closing, to refinance the existing term loan facility, to redeem $183.0 million in aggregate principal amount of the outstanding 2020 notes and to pay fees and expenses incurred in connection with the 2023 notes offering, the New Term Loan Facility, the Davenport Acquisition and the partial redemption of the 2020 notes.

New Term Loan Facility

In connection with the Davenport Acquisition, Summit LLC expects to enter into the New Term Loan Facility. The proceeds of the New Term Loan Facility will be used to pay for a portion of the cash purchase price of $370.0 million for the Davenport Acquisition that is payable at closing and to refinance its existing $414.6 million term loan facility due 2019. See “Description of Certain Indebtedness—New Term Loan Facility.”

The Offering

Class A common stock offered by Summit Materials, Inc.	shares (plus up to an additional shares at the option of the underwriters).

Class A common stock outstanding after giving effect to this offering	shares (or shares if all outstanding LP Units held by the limited partners of Summit Holdings were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class A common stock after giving effect to this offering	% (or 100% if all outstanding LP Units held by the limited partners of Summit Holdings were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by Summit Owner Holdco as a holder of all outstanding shares of Class B common stock after giving effect to this offering	% (or 0.0% if all outstanding LP Units held by the limited partners of Summit Holdings were exchanged for newly-issued shares of Class A common stock on a one-for-one basis). If all outstanding LP Units held by the limited partners of Summit Holdings were exchanged for newly-issued shares of Class A common stock on a one-for-one basis and such shares continued to be held by such limited partners, our pre-IPO owners would hold % of the outstanding shares of Class A common stock and an equivalent percentage of the voting power of our common stock eligible to vote in the election of our directors, and, as a result, we would still be a “controlled company” if such limited partners formed a group. See “Organizational Structure” and “Management—Controlled Company Exception.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Summit Owner Holdco, an entity that is owned by certain of our pre-IPO owners and the Former CCC Minority Holders, holds all of the outstanding shares of our Class B common stock. The Class B common stock entitles Summit Owner Holdco to a number of votes that is equal to the aggregate number of Initial LP Units less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Materials, Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with shares of Class B common stock. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Use of proceeds	We estimate that the net proceeds to Summit Materials, Inc. from this offering, after deducting estimated underwriting discounts, will be approximately $ million (or $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Summit Holdings will bear or reimburse Summit Materials, Inc. for all of the expenses payable by it in this offering, which we estimate will be approximately $ million.

We intend to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase newly-issued LP Units from Summit Holdings and LP Units from certain of our pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions, with such LP Units in the aggregate equivalent to the number of shares of Class A common stock that we offer and sell in this offering. Summit Holdings will not receive any of the proceeds that we use to purchase LP Units from certain of our pre-IPO owners. See “Principal Stockholders” for information regarding the net proceeds of this offering that will be paid to affiliates of Blackstone and to certain of our directors and executive officers.

We intend to cause Summit Holdings to use a portion of the net proceeds from the offering to pay all or a portion of the deferred purchase price of $80.0 million for the Davenport Acquisition, with any remaining net proceeds to be used for general corporate purposes, which may include the repayment of existing indebtedness. If the Davenport Acquisition is not consummated, we intend to use the net proceeds from this offering that would otherwise have been used for the Davenport Acquisition for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of any such dividends at any time.

Summit Materials, Inc. is a holding company and has no material assets other than its ownership of Summit Holdings. Should we decide to pay a cash dividend on our Class A common stock in the future, we anticipate funding this cash dividend by causing Summit Holdings to make distributions to Summit Materials, Inc. in an amount sufficient to cover such cash dividend declared by us. If Summit Holdings makes such distributions to Summit Materials, Inc., the other holders of LP Units will be entitled to receive equivalent distributions.

The limited partnership agreement of Summit Holdings provides for cash distributions, which we refer to as “tax distributions,” to be made to the holders of the LP Units if it is determined that the income of Summit Holdings will give rise to net taxable income allocable to holders of LP Units. To the extent that the tax distributions Summit Materials, Inc. receives exceed the amounts it actually requires to pay taxes and make payments under the tax receivable agreement, we anticipate that our board of directors will cause Summit Materials, Inc. to use such excess cash to acquire additional newly-issued LP Units at a per unit price determined by reference to the volume weighted average price per share of the Class A common stock during the five trading days immediately preceding the date of the relevant board action. If Summit Materials, Inc. acquires additional LP Units in this manner, we also anticipate that in order to maintain the relationship between the shares of Class A common stock and the LP Units our board of directors will at that time declare a stock dividend on the Class A common stock of an aggregate number of additional newly-issued shares that corresponds to the number of additional LP Units that Summit Materials, Inc. is acquiring. Summit Materials, Inc. expects to use available cash from such tax distributions to acquire additional LP Units and issue a stock dividend in the second half of 2015. See “Dividend Policy.”

Our senior secured credit facilities and our senior notes contain a number of covenants that restrict, subject to certain exceptions, Summit LLC’s ability to pay dividends to us. See “Description of Certain Indebtedness.”

Exchange rights of holders of LP Units	The exchange agreement gives our pre-IPO owners the right (subject to the terms of the exchange agreement) to exchange their LP Units for shares of Class A common stock of Summit Materials, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Tax receivable agreement

Exchanges of LP Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Summit Holdings. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Summit Materials, Inc. would otherwise be required to pay in the future. In connection with the IPO, we entered into a tax receivable agreement with the holders of LP Units and certain other indirect pre-IPO owners that hold interests in entities (the “Investor Entities”) that may be merged with or contributed to us in the future in accordance with the stockholders’ agreement we entered into with Blackstone that provides for the payment by Summit Materials, Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit

Materials, Inc. is deemed to realize as a result of (i) these increases in tax basis and (ii) our utilization of certain net operating losses of the Investor Entities and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

NYSE trading symbol	“SUM.”

Material United States federal income and estate tax consequences to non-U.S. holders	For a discussion of certain material United States federal income and estate tax considerations that may be relevant to non-U.S. stockholders, see “Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•	69,007,297 shares of Class A common stock issuable upon exchange of 69,007,297 LP Units that are held by limited partners of Summit Holdings as of March 28, 2015;

•	160,333 shares of Class A common stock issuable upon exercise of outstanding warrants to purchase Class A common stock as of March 28, 2015; or

•	13,500,000 shares of Class A common stock that may be granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) as of March 28, 2015, including 4,358,842 shares of Class A common stock issuable upon the exercise of stock options that we refer to as “leverage restoration options” that were issued in connection with the reclassification of Summit Holdings and 240,000 additional stock options which were granted under the Omnibus Incentive Plan in connection with the IPO and remain outstanding as of July 1, 2015. See “Executive and Director Compensation—Summit Materials, Inc. 2015 Omnibus Incentive Plan.”

Summary Historical Consolidated Financial and Other Data

The following summary historical consolidated financial and other data of Summit Materials and Summit Holdings should be read together with “Organizational Structure,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited financial statements and related notes thereto included elsewhere in this prospectus. Summit Holdings is considered our predecessor for accounting purposes, and its consolidated financial statements are our historical financial statements. Under U.S. generally accepted accounting principles (“U.S. GAAP”), Summit Holdings meets the definition of a variable interest entity. Summit Materials, Inc. is the primary beneficiary of Summit Holdings as a result of its 100% voting power and control over Summit Holdings and as a result of its obligation to absorb losses and its right to receive benefits of Summit Holdings that could potentially be significant to Summit Holdings. Summit Materials, Inc. consolidates Summit Holdings on its consolidated financial statements and records a noncontrolling interest related to the LP Units held by its pre-IPO owners on its consolidated balance sheets and statements of operations and comprehensive income (loss).

The summary historical consolidated financial information of Summit Holdings as of December 27, 2014 and December 28, 2013 and for the three years ended December 27, 2014, December 28, 2013 and December 29, 2012 has been derived from the audited consolidated financial statements of Summit Holdings included elsewhere in this prospectus. We have derived the summary historical consolidated balance sheet data at December 29, 2012 from our audited consolidated balance sheet as of December 29, 2012, which is not presented in this prospectus. The summary historical consolidated financial information of Summit Materials, Inc. as of March 28, 2015 and for the three months ended March 28, 2015 and March 29, 2014 was derived from the unaudited consolidated financial statements of Summit Materials, Inc. included elsewhere in this prospectus. The unaudited consolidated financial statements of Summit Materials, Inc. have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

The unaudited pro forma financial information has been prepared to give effect to the Davenport Acquisition and the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information.” The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

	Summit Materials, Inc.				Summit Holdings
(in thousands, except per share data)	Pro Forma Three Months Ended March 28, 2015	Pro Forma Year Ended December 27, 2014	Three Months Ended March 28, 2015	Three Months Ended March 29, 2014	Year Ended December 27, 2014	Year Ended December 28, 2013	Year Ended December 29, 2012
Statement of Operations Data:
Total revenue	$	$	$193,987	$151,091	$1,204,231	$916,201	$926,254
Total cost of revenue (excluding items shown separately below)			158,269	128,675	877,160	677,052	713,346
General and administrative expenses			67,234	35,488	150,732	142,000	127,215
Goodwill impairment			—	—	—	68,202	—
Depreciation, depletion, amortization and accretion			26,126	19,356	87,826	72,934	68,290
Transaction costs			1,364	2,591	8,554	3,990	1,988

Operating income (loss)			(59,006)	(35,019)	69,959	(47,977)	15,415
Other (income) expense, net			391	(194)	(3,447)	(1,737)	(1,182)
Loss on debt financings			799	—	—	3,115	9,469
Interest expense			24,109	18,819	86,742	56,443	58,079

Loss from continuing operations before taxes			(84,305)	(53,644)	(13,336)	(105,798)	(50,951)
Income tax benefit			(4,468)	(596)	(6,983)	(2,647)	(3,920)

Loss from continuing operations			(79,837)	(53,048)	(6,353)	(103,151)	(47,031)
Loss from discontinued operations			—	20	(71)	528	3,546
Net loss			(79,837)	(53,068)	(6,282)	(103,679)	(50,577)
Net loss attributable to noncontrolling interests			(1,982)	(2,515)	2,495	3,112	1,919
Net loss attributable to Summit Holdings			(67,704)	(50,553)	(8,777)	(106,791)	(52,496)
Net loss attributable to Summit Materials, Inc.	$	$	$(10,151)	$—	$—	$—	$—

Net loss per share of Class A common stock
Basic.	$	$	$(0.38)	—	—	—	—
Diluted	$	$	$(0.38)	—	—	—	—
Cash Flow Data:
Net cash (used for) provided by:
Operating activities	$	$	$(61,508)	$(50,375)	$79,089	$66,412	$62,279
Investing activities			(15,243)	(200,246)	(461,280)	(111,515)	(85,340)
Financing activities			378,516	269,839	377,222	32,589	7,702
Balance Sheet Data (as of period end):
Cash	$	$	$314,980		$13,215	$18,183	$30,697
Total assets			2,018,254		1,729,777	1,251,060	1,284,479
Total debt (including current portion of long-term debt)			1,062,693		1,064,917	688,987	639,843
Capital leases			35,336		31,210	8,026	3,092
Total stockholders’ equity / partners’ interest			628,271		286,983	286,817	385,694
Redeemable noncontrolling interests			—		33,740	24,767	22,850
Other Financial Data:
Total hard assets	$	$	$1,081,436		$1,062,154	$928,210	$906,584
Adjusted EBITDA(1)	$	$	$(4,975)		$161,232

(1)	EBITDA is defined by us as net loss before interest expense, income tax expense, depreciation, depletion and amortization expense. We evaluate our operating performance using a metric we refer to as “Adjusted EBITDA” which we define as EBITDA, as adjusted to exclude accretion, IPO costs, loss on debt financings and loss from discontinued operations. Lafarge Target Business’ Adjusted EBITDA is defined as EBITDA, as adjusted to exclude, among other things, certain allocated expenses and inclusive of incremental general and administrative costs and EBITDA related to certain supply agreements. In addition, we use a metric we refer to as “Further Adjusted EBITDA,” which we define as Adjusted EBITDA plus certain non-cash or non-operating items and the EBITDA contribution of certain recent acquisitions, to measure our compliance with debt covenants and to evaluate flexibility under certain restrictive covenants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” on pages 96 through 98 for more information.

We include EBITDA and Adjusted EBITDA in conjunction with our results according to U.S. GAAP because management believes they provide a more complete understanding of factors and trends affecting our business than U.S. GAAP measures alone. Management believes these non-GAAP measures assists our board of directors, management, lenders and investors in comparing our operating performance on a consistent basis because they remove where applicable, the impact of our capital structure, asset base, acquisition accounting, non-cash charges and non-operating items from our operations. In addition, management uses Adjusted EBITDA to evaluate our operational performance as a basis for strategic planning and as a performance evaluation metric.

Despite the importance of these measures in analyzing our business, evaluating our operating performance and determining covenant compliance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA and Further Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP; nor are Adjusted EBITDA and Further Adjusted EBITDA intended to be measures of liquidity or free cash flow for our discretionary use. Some of the limitations of Adjusted EBITDA and Further Adjusted EBITDA are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements to service interest or principal payments on our debt; and

•	they do not reflect income tax payments we are required to make.

To properly and prudently evaluate our business, we encourage you to review the financial statements included in this prospectus, and not rely on any single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net loss to EBITDA and Adjusted EBITDA set forth below and net loss to Further Adjusted EBITDA on page 97. Adjusted EBITDA and Further Adjusted EBITDA, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies, because EBITDA, Adjusted EBITDA and Further Adjusted EBITDA are not measures of financial performance under U.S. GAAP and are susceptible to varying calculations.

The following table sets forth a reconciliation of net loss to EBITDA and Adjusted EBITDA for the periods indicated. All of the items included in the reconciliation from net loss to Adjusted EBITDA are either (i) non-cash items (such as depreciation, depletion, amortization and accretion and non-cash compensation expense) or (ii) items that management does not consider in assessing our on-going operating performance (such as income taxes, acquisition costs and interest expense). In the case of the non-cash items, management believes that investors can better assess our comparative operating performance if the measures are presented without such items because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

The Lafarge Target Business’ results are presented based on Lafarge’s fiscal calendar, which is based on calendar period ends. Our fiscal year is based on a 52 to 53 week period, as applicable, ending on a Saturday. The resulting difference to the information presented below is not considered material.

(in thousands)	Pro Forma Three Months Ended March 28, 2015	Pro Forma Year Ended December 27, 2014	Twelve Months Ended March 28, 2015(a)	Three Months Ended March 28, 2015	Three Months Ended March 29, 2014	Year Ended December 27, 2014
Summit Materials’ net loss	$	$	$(33,051)	$(79,837)	$(53,068)	$(6,282)
Interest expense			92,033	24,109	18,819	86,742
Income tax (benefit)			(10,855)	(4,468)	(596)	(6,983)
Depreciation, depletion and amortization			93,528	25,722	19,149	86,955
Accretion			1,068	404	207	871

Summit Materials’ EBITDA			142,723	(34,070)	(15,489)	161,303
Initial public offering costs			28,296	28,296	—	—
Loss on debt financings			799	799	—	—
Discontinued operations(b)			(91)	—	20	(71)
Summit Materials’ Adjusted EBITDA	$	$	$171,726	$(4,975)	$(15,469)	$161,232

Lafarge Target Business’ net income (loss)			$18,104	$(586)	$(3,391)	$15,299
Income tax expense (benefit)			9,110	(417)	(1,729)	7,798
Depreciation and depletion			7,210	1,807	1,797	7,200

Lafarge Target Business EBITDA			34,424	804	(3,323)	30,297
Allocated expenses(c)			20,601	3,798	3,158	19,961
Incremental general and administrative costs(d)			(6,711)	(1,996)	(1,188)	(5,902)
Supply agreements(e)			5,233	748	250	4,736
Other(f)			(171)	700	855	(16)
Lafarge Target Business’ Adjusted EBITDA			$53,376	$4,053	$(247)	$49,075

(a)

The statement of operations data for the twelve months ended March 28, 2015, which are unaudited, have been calculated by subtracting the data for the three months ended March 29, 2014 from the data for the year ended December 27, 2014, and adding the data for the three months ended March 28, 2015. This presentation is not in accordance with U.S. GAAP. However, we believe that this presentation provides useful information to investors regarding our recent financial performance and we view this presentation of the four most recently completed quarters as a key measurement period for investors to assess our historical results. In addition, our management uses trailing four quarter financial information to evaluate our financial performance for ongoing planning purposes, including a continuous assessment of our financial performance in comparison to budgets and internal projections. We also use trailing four quarter financial data to test compliance with covenants under our senior secured credit facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” This presentation has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.
(b)	Represents certain concrete paving operations and railroad construction and repair operations that we have exited.
(c)	Represents corporate overhead allocated to the Davenport Assets from Lafarge and Lafarge’s parent company, Lafarge S.A. These costs are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from a holding company. These allocated costs are primarily related to corporate administrative expenses, reorganization costs, employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology; accounting and finance services; marketing and contract support; customer support; treasury; facility and other corporate and infrastructural services.
(d)	Represents incremental overhead costs expected to be incurred in conjunction with the Davenport Acquisition, such as accounting, sales, pension costs, insurance and information technology costs.
(e)	Represents the EBITDA related to a supply agreement to sell third-party cement through the Davenport Terminals. This agreement will be assigned to Summit Materials as part of the Davenport Acquisition, but was not included in the Lafarge Target Business’ audited financial statements.
(f)	Represents the estimated effect from the application of Summit Materials’ accounting policies, adoption of Summit Materials’ insurance policies and an adjustment to overhead allocated to the Davenport Terminals.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock.

Risks Related to Our Industry and Our Business

Industry Risks

Our business depends on activity within the construction industry and the strength of the local economies in which we operate.

We sell most of our construction materials and products and provide all of our paving and related services to the construction industry, so our results are significantly affected by the strength of the construction industry. Demand for our products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers cannot obtain credit for construction projects or if the slow pace of economic activity results in delays or cancellations of capital projects. In addition, federal and state budget issues may hurt the funding available for infrastructure spending, particularly highway construction, which constitutes a significant portion of our business.

Our earnings depend on the strength of the local economies in which we operate because of the high cost to transport our products relative to their price. In recent years, many states have reduced their construction spending due to budget shortfalls resulting from lower tax revenue as well as uncertainty relating to long-term federal highway funding. As a result, there has been a reduction in many states’ investment in infrastructure spending. If economic and construction activity diminishes in one or more areas, particularly in our top revenue-generating markets of Texas, Kansas, Kentucky, Utah and Missouri, our results of operations and liquidity could be materially adversely affected, and there is no assurance that reduced levels of construction activity will not continue to affect our business in the future.

Our business is cyclical and requires significant working capital to fund operations.

Our business is cyclical and requires that we maintain significant working capital to fund our operations. Our ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash to operate our business and service our outstanding debt and other obligations, we may be required, among other things, to further reduce or delay planned capital or operating expenditures, sell assets or take other measures, including the restructuring of all or a portion of our debt, which may only be available, if at all, on unsatisfactory terms.

Weather can materially affect our business, and we are subject to seasonality.

Nearly all of the products we sell and the services we provide are used or performed outdoors. Therefore, seasonal changes and other weather-related conditions can adversely affect our business and operations through a decline in both the use and production of our products and demand for our services. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient. Major weather events such as hurricanes, tornadoes, tropical storms and heavy snows with quick rainy melts could adversely affect sales in the near term.

Construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year has typically lower levels of activity due to the weather conditions. Our second quarter varies greatly with spring rains and wide temperature variations. A cool wet spring increases drying time on projects, which can delay sales in the second quarter, while a warm dry spring may enable earlier project startup.

Our industry is capital intensive and we have significant fixed and semi-fixed costs. Therefore, our earnings are sensitive to changes in volume.

The property and machinery needed to produce our products can be very expensive. Therefore, we need to spend a substantial amount of capital to purchase and maintain the equipment necessary to operate our business. Although we believe that our current cash balance, along with our projected internal cash flows and our available financing resources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property and machinery necessary to operate our business, we may be required to reduce or delay planned capital expenditures or incur additional debt. In addition, given the level of fixed and semi-fixed costs within our business, particularly at our cement production facility, decreases in volumes could negatively affect our financial position, results of operations and liquidity.

Within our local markets, we operate in a highly competitive industry.

The U.S. construction aggregates industry is highly fragmented with a large number of independent local producers in a number of our markets. Additionally, in most markets, we compete against large private and public infrastructure companies, some of which are also vertically-integrated. Therefore, there is intense competition in a number of the markets in which we operate. This significant competition could lead to lower prices, lower sales volumes and higher costs in some markets, negatively affecting our financial position, results of operations and liquidity. Further, the lack of availability of skilled labor, such as truck drivers, may require us to increase compensation or reduce deliveries, which could negatively affect our financial position, results of operations and liquidity.

Growth Risks

The success of our business depends, in part, on our ability to execute on our acquisition strategy, to successfully integrate acquisitions and to retain key employees of our acquired businesses.

A significant portion of our historical growth has occurred through acquisitions, and we will likely enter into acquisitions in the future. We are presently evaluating, and we expect to continue to evaluate on an ongoing basis, possible acquisition transactions. We are presently engaged, and at any time in the future we may be engaged, in discussions or negotiations with respect to possible acquisitions, including larger transactions, such as the Davenport Acquisition, that would be significant to us. We regularly make, and we expect to continue to make, non-binding acquisition proposals, and we may enter into letters of intent, in each case allowing us to conduct due diligence on a confidential basis. We cannot predict the timing of any contemplated transactions. To successfully acquire a significant target, we may need to raise additional equity capital and indebtedness, which would increase our leverage level above our leverage level at the time of, and prior to the contemplated use of proceeds of, this offering. There can be no assurance that we will enter into definitive agreements with respect to any contemplated transactions or that they will be completed. Our growth has placed, and will continue to place, significant demands on our management and operational and financial resources. Acquisitions involve risks that the businesses acquired will not perform as expected and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect.

Acquisitions may require integration of the acquired companies’ sales and marketing, distribution, engineering, purchasing, finance and administrative organizations. We may not be able to integrate successfully any business we may acquire or have acquired into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs and lower profits. Factors affecting the successful integration of acquired businesses include, but are not limited to, the following:

•	We may become liable for certain liabilities of any acquired business, whether or not known to us. These risks could include, among others, tax liabilities, product liabilities, environmental liabilities and liabilities for employment practices, and they could be significant.

•	Substantial attention from our senior management and the management of the acquired business may be required, which could decrease the time that they have to service and attract customers.

•	We may not effectively utilize new equipment that we acquire through acquisitions or otherwise at utilization and rental rates consistent with that of our existing equipment.

•	The complete integration of acquired companies depends, to a certain extent, on the full implementation of our financial systems and policies.

•	We may actively pursue a number of opportunities simultaneously and we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

We cannot assure you that we will achieve synergies and cost savings in connection with acquisitions. In addition, many of the businesses that we have acquired and will acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed or audited. We cannot assure you that the financial statements of companies we have acquired or will acquire would not be materially different if such statements were independently reviewed or audited. Finally, we cannot assure you that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete future acquisitions at all. We cannot assure you that there will be attractive acquisition opportunities at reasonable prices, that financing will be available or that we can successfully integrate such acquired businesses into our existing operations. In addition, our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. These changes could materially negatively affect our results of operations, financial condition or liquidity.

Our long-term success is dependent upon securing and permitting aggregate reserves in strategically located areas. The inability to secure and permit such reserves could negatively affect our earnings in the future.

Aggregates are bulky and heavy and therefore difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be very localized around our quarry sites and are served by truck. New quarry sites often take a number of years to develop. Our strategic planning and new site development must stay ahead of actual growth. Additionally, in a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to either acquire existing quarries or secure operating and environmental permits to open new quarries. If we are unable to accurately forecast areas of future growth, acquire existing quarries or secure the necessary permits to open new quarries, our financial condition, results of operations and liquidity could be materially adversely affected.

Economic Risks

Our business relies on private investment in infrastructure, and a slower than expected economic recovery may adversely affect our results.

A significant portion of our sales are for projects with non-public owners. Construction spending is affected by developers’ ability to finance projects. Residential and nonresidential construction could decline if companies and consumers are unable to finance construction projects or if an economic recovery is stalled, which could result in delays or cancellations of capital projects. If housing starts and nonresidential projects do not rise steadily with the economic recovery as they historically have when recessions end, sale of our construction materials, downstream products and paving and related services may decline and our financial position, results of operations and liquidity could be materially adversely affected.

A decline in public infrastructure construction and reductions in governmental funding could adversely affect our operations and results.

A significant portion of our revenue is generated from publicly-funded construction projects. As a result, if publicly-funded construction decreases due to reduced federal or state funding or otherwise, our results of operations and liquidity could be negatively affected.

In January 2011, the U.S. House of Representatives passed a new rules package that repealed a transportation law dating back to 1998, which protected annual funding levels from amendments that could reduce such funding. This rule change subjects funding for highways to yearly appropriation reviews. The change in the funding mechanism increases the uncertainty of many state departments of transportation regarding funds for highway projects. This uncertainty could result in states being reluctant to undertake large multi-year highway projects which could, in turn, negatively affect our sales. Funding for Moving Ahead for Progress in the 21st Century expired on September 30, 2014 and on August 1, 2014, a Highway Trust Fund extension bill was enacted that provides funding that is expected to last through July 2015. Any additional funding or successor programs have yet to be approved, and we are uncertain as to the size and term of the transportation funding program that will follow.

As a result of the foregoing and other factors, we cannot be assured of the existence, amount and timing of appropriations for spending on federal, state or local projects. Federal support for the cost of highway maintenance and construction is dependent on congressional action. In addition, each state funds its infrastructure spending from specially allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, along with voter-approved bond programs. Shortages in state tax revenues can reduce the amounts spent on state infrastructure projects, even below amounts awarded under legislative bills. In recent years, nearly all states have experienced state-level funding pressures caused by lower tax revenues and an inability to finance approved projects. Delays or cancellations of state infrastructure spending could negatively affect our financial position, results of operations and liquidity because a significant portion of our business is dependent on public infrastructure spending.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

We are subject to a variety of federal, state, provincial and local laws and regulations relating to, among other things: (i) the release or discharge of materials into the environment; (ii) the management, use, generation, treatment, processing, handling, storage, transport or disposal of hazardous materials, including the management of hazardous waste used as a fuel substitute at our cement kiln in Hannibal, Missouri; and (iii) the protection of public and employee health and safety and the environment. These laws and regulations impose strict liability in some cases without regard to negligence or fault and expose us to liability for the environmental condition of our currently or formerly owned, leased or operated facilities or third-party waste disposal sites, and may expose us to liability for the conduct of others or for our actions, even if such actions complied with all applicable laws at the time these actions were taken. In particular, we may incur remediation costs and other related expenses because our facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices or because certain of our processes are regulated. These laws and regulations may also expose us to liability for claims of personal injury or property or natural resource damage related to alleged exposure to, or releases of, regulated or hazardous materials. The existence of contamination at properties we own, lease or operate could also result in increased operational costs or restrictions on our ability to use those properties as intended, including for purposes of mining.

Despite our compliance efforts, there is an inherent risk of liability in the operation of our business, especially from an environmental standpoint, or from time to time, we may be in noncompliance with environmental, health and safety laws and regulations. These potential liabilities or noncompliances could have an adverse effect on our operations and profitability. In many instances, we must have government approvals, certificates, permits or licenses in order to conduct our business, which often require us to make significant capital, operating and maintenance expenditures to comply with environmental, health and safety laws and regulations. Our failure to obtain and maintain required approvals, certificates, permits or licenses or to comply with applicable governmental requirements could result in sanctions, including substantial fines or possible revocation of our authority to conduct some or all of our operations. Governmental requirements that affect our operations also include those relating to air and water quality, waste management, asset reclamation, the operation and closure of municipal waste and construction and demolition debris landfills, remediation of contaminated sites and worker health and safety. These requirements are complex and subject to frequent change. Stricter laws and regulations, more stringent interpretations of existing laws or regulations or the future discovery of environmental conditions may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities. We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations. The cost of complying with such laws could have a material adverse effect on our financial condition, results of operations and liquidity. In addition, we have recorded liabilities in connection with our reclamation and landfill closure obligations, but there can be no assurances that the costs of our obligations will not exceed our accruals.

Financial Risks

Difficult and volatile conditions in the credit markets could affect our financial position, results of operations and liquidity.

Demand for our products is primarily dependent on the overall health of the economy, and federal, state and local public infrastructure funding levels. A stagnant or declining economy tends to produce less tax revenue for public infrastructure agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements, which constitute a significant part of our business.

With the slow pace of economic recovery, there is also a likelihood that we will not be able to collect on certain of our accounts receivable from our customers. Although we are protected in part by payment bonds posted by some of our customers, we have experienced payment delays and defaults from some of our customers during the recent economic downturn and subsequent slow recovery. Such delays and defaults could have a material adverse effect on our financial position, results of operations or liquidity.

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.

Even though the majority of our governmental contracts contain raw material escalators to protect us from certain price increases, a portion or all of the contracts are often on a fixed cost basis. Pricing on a contract with a fixed unit price is based on approved quantities irrespective of our actual costs and contracts with a fixed total price require that the total amount of work be performed for a single price irrespective of our actual costs. We realize a profit on our contracts only if our revenue exceeds actual costs, which requires that we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inadequate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur a loss or cause the contract not to be as profitable as we expected. The costs incurred and gross profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

•	failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

•	delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;

•	contract or project modifications creating unanticipated costs not covered by change orders;

•	changes in availability, proximity and costs of materials, including liquid asphalt, cement, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

•	to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing diesel, liquid asphalt and cement;

•	availability and skill level of workers;

•	failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;

•	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel;

•	mechanical problems with our machinery or equipment;

•	citations issued by any governmental authority, including the Occupational Safety and Health Administration (“OSHA”) and Mine Safety and Health Administration (“MSHA”);

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations;

•	uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and

•	public infrastructure customers may seek to impose contractual risk-shifting provisions more aggressively, that result in us facing increased risks.

These factors, as well as others, may cause us to incur losses, which could negatively affect our financial position, results of operations and liquidity.

We could incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

We provide our customers with products designed to meet building code or other regulatory requirements and contractual specifications for measurements such as durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured, non-indemnified or product-related claim is resolved against us in the future, that resolution could have a material adverse effect on our financial condition, results of operations and liquidity.

The cancellation of a significant number of contracts or our disqualification from bidding for new contracts could have a material adverse effect on our financial position, results of operations and liquidity.

We could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. In addition, contracts with governmental entities can usually be canceled at any time by them with payment only for the work already completed. A cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenue and cause our equipment to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect our business.

We use a combination of third-party insurance and self-insurance to provide for potential liabilities for workers’ compensation, general liability, vehicle accident, property and medical benefit claims. Although we believe we have minimized our exposure on individual claims, for the benefit of costs savings we have accepted the risk of multiple independent material claims arising. We estimate the projected losses and liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. Any such matters could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations to debt payments.

We are highly leveraged. As of March 28, 2015 our total debt was approximately $1,062.7 million, or $1,483.6 million after giving effect to the Transactions. Our high degree of leverage could have important consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	increasing our vulnerability to general economic and industry conditions;

•	exposing us to the risk of increased interest rates as our borrowings under our senior secured credit facilities are at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenues from these subsidiaries are our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, that may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

The pro forma financial information in this prospectus may not be reflective of our operating results and financial condition following the Transactions.

The pro forma financial information included in this prospectus is derived from our historical consolidated financial statements and from the historical financial statements relating to the Davenport Assets. The preparation of this pro forma information is based on certain assumptions and estimates. This pro forma information may not necessarily reflect what our results of operations and financial position would have been had the transactions specified occurred during the periods presented or what our results of operations and financial position will be in the future.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which could prevent us from capitalizing on business opportunities.

The indentures that govern our senior notes and the credit agreement that governs our senior secured credit facilities impose significant operating and financial restrictions on us. These restrictions will limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends (including to us) and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuers;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations, financial condition and liquidity could be adversely affected.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements could restrict us from effecting any of these alternatives.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, and we may do so, among other reasons, to fund acquisitions as part of our growth strategy. Although the indentures governing our senior notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions. Any such additional indebtedness would increase our leverage, requiring us to devote more of our cash flow from operations to the payment of principal and interest on such indebtedness and increasing our vulnerability to general economic and industry conditions. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. Our new senior secured credit facilities will include an uncommitted incremental facility that will allow us the option to increase the amount available under the New Term Loan Facility and/or the senior secured revolving credit facility by (i) $225.0 million plus (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio. Availability of such incremental facilities will be subject to, among other conditions, the absence of an event of default and the receipt of commitments by existing or additional financial institutions.

Other Risks

Our success is dependent on our Chief Executive Officer and other key personnel.

Our success depends on the continuing services of our Chief Executive Officer, Tom Hill, and other key personnel. We believe that Mr. Hill possesses valuable knowledge and skills that are crucial to our success and would be very difficult to replicate. Our senior management team was assembled under the leadership of Mr. Hill. The team was assembled with a view towards substantial growth, and the size and aggregate compensation of the team increased substantially. The associated significant increase in overhead expense could decrease our margins if we fail to grow substantially. Not all of our senior management team resides near or works at our headquarters. The geographic distance of the members of our senior management team may impede the team’s ability to work together effectively. Our success will depend, in part, on the efforts and abilities of our senior management and their ability to work together. We cannot assure you that they will be able to do so.

Over time, our success will depend on attracting and retaining qualified personnel. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining senior officers to divert immediate attention, which could be substantial or require costly external resources in the short term. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could adversely affect our results of operations and prospects.

We use large amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential reliability issues, supply constraints and significant price fluctuation, which could affect our financial position, operating results and liquidity.

In our production and distribution processes, we consume significant amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Variability in the supply and prices of these resources could materially affect our financial position, results of operations and liquidity from period to period.

Climate change and climate change legislation or regulations may adversely affect our business.

A number of governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential effects of climate change. Such legislation or regulation has and potentially could include provisions for a “cap and trade” system of allowances and credits, among other provisions. The EPA promulgated a mandatory reporting rule covering greenhouse gas (“GHG”) emissions from sources considered to be large emitters. The EPA has also promulgated a GHG emissions permitting rule, referred to as the “Tailoring Rule” which sets forth criteria for determining which facilities are required to obtain permits for GHG emissions pursuant to the U.S. Clean Air Act’s Prevention of Significant Deterioration (“PSD”) and Title V operating permit programs. The U.S. Supreme Court ruled in June 2014 that the EPA exceeded its statutory authority in issuing the Tailoring Rule but upheld the Best Available Control Technology (“BACT”) requirements for GHGs emitted by sources already subject to PSD requirements for other pollutants. Our cement plant and one of our landfills hold Title V Permits. If future modifications to our facilities require PSD review for other pollutants, GHG BACT requirements may also be triggered, which could require significant additional costs.

Other potential effects of climate change include physical effects such as disruption in production and product distribution as a result of major storm events and shifts in regional weather patterns and intensities. There is also a potential for climate change legislation and regulation to adversely affect the cost of purchased energy and electricity.

The effects of climate change on our operations are highly uncertain and difficult to estimate. However, because a chemical reaction inherent to the manufacture of Portland cement releases carbon dioxide, a GHG, cement kiln operations may be disproportionately affected by future regulation of GHGs. Climate change and legislation and regulation concerning GHGs could have a material adverse effect on our financial condition, results of operations and liquidity.

Unexpected operational difficulties at our facilities could disrupt operations, raise costs, and reduce revenue and earnings in the affected locations.

The reliability and efficiency of certain of our facilities is dependent upon vital pieces of equipment, such as our existing cement manufacturing kiln in Hannibal, Missouri and the one to be acquired in the Davenport Acquisition. Although we have scheduled outages to perform maintenance on certain of our facilities, vital equipment may periodically experience unanticipated disruptions due to accidents, mechanical failures or other unanticipated events such as fires, explosions, violent weather conditions or other unexpected operational difficulties. A substantial interruption of one of our facilities could require us to make significant capital expenditures to restore operations and could disrupt our operations, raise costs, and reduce revenue and earnings in the affected locations.

We are dependent on information technology. Our systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

We are dependent on information technology systems and infrastructure. Any significant breakdown, invasion, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively affect operations. There is also a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyber attack, such as an infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. While we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our financial condition, results of operations and liquidity.

Labor disputes could disrupt operations of our businesses.

As of March 28, 2015, labor unions represented approximately 5.2% of our total employees, substantially all at Continental Cement and Mainland. Our collective bargaining agreements for employees generally expire between 2015 and 2018. Although we believe we have good relations with our employees and unions, disputes with our trade unions, or the inability to renew our labor agreements, could lead to strikes or other actions that could disrupt our operations, raise costs, and reduce revenue and earnings in the affected locations.

Risks Related to Our Organizational Structure

Summit Materials, Inc.’s only material asset is its interest in Summit Holdings, and it is accordingly dependent upon distributions from Summit Holdings to pay taxes, make payments under the tax receivable agreement and pay dividends.

Summit Materials, Inc. is a holding company and has no material assets other than its ownership of LP Units. Summit Materials, Inc. has no independent means of generating revenue. Summit Materials, Inc. intends to cause Summit Holdings to make distributions to holders of LP Units in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and cash dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Summit Holdings and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Summit Materials, Inc. needs funds, and Summit Holdings is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Payments of dividends, if any, are at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Summit Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Summit Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Summit Holdings are generally subject to similar legal limitations on their ability to make distributions to Summit Holdings.

Summit Materials, Inc. anticipates using certain distributions from Summit Holdings to acquire additional LP Units.

As described in “Certain Relationships and Related Person Transactions—Summit Materials Holdings L.P. Amended and Restated Limited Partnership Agreement,” the limited partnership agreement of Summit Holdings provides for cash distributions, which we refer to as “tax distributions,” to be made to the holders of the LP Units if it is determined that the income of Summit Holdings will give rise to net taxable income allocable to holders of LP Units. To the extent that the tax distributions Summit Materials, Inc. receives exceed the amounts it actually requires to pay taxes and make payments under the tax receivable agreement, we expect that our board of directors will cause Summit Materials, Inc. to use such excess cash to acquire additional newly-issued LP Units at a per unit price determined by reference to the volume weighted average price per share of the Class A common stock during the five trading days immediately preceding the date of the relevant board action. Although we anticipate that any such decision by our board of directors would be approved by a majority of our independent directors, any cash used by Summit Materials, Inc. to acquire additional LP Units would not then be available to fund cash dividends on the Class A common stock.

Summit Materials, Inc. is required to pay exchanging holders of LP Units and certain other indirect pre-IPO owners for most of the benefits relating to any additional tax depreciation or amortization deductions that we may claim as a result of the tax basis step-up we receive in connection with sales or exchanges of LP Units and related transactions and our utilization of certain net operating losses of the Investor Entities.

Holders of LP Units (other than Summit Materials, Inc.) may, subject to the vesting and minimum retained ownership requirements and transfer restrictions applicable to such holders as set forth in the limited partnership agreement of Summit Holdings, from and after March 17, 2016 (subject to the terms of the exchange agreement), exchange their LP Units for Class A common stock on a one-for-one basis. Notwithstanding the foregoing, Blackstone is generally permitted to exchange LP Units at any time. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Summit Holdings. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Summit Materials, Inc. would otherwise be required to pay in the future, although the Internal Revenue Service (the “IRS”) may challenge all or part of the tax basis increase, and a court could sustain such a challenge.

In connection with the IPO, we entered into a tax receivable agreement with the holders of LP Units that provides for the payment by Summit Materials, Inc. to exchanging holders of LP Units and certain other indirect pre-IPO owners of 85% of the benefits, if any, that Summit Materials, Inc. is deemed to realize as a result of (i) the increases in tax basis described above and (ii) our utilization of certain net operating losses of the Investor Entities and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Summit Materials, Inc. and not of Summit Holdings. While the actual increase in tax basis and the actual amount and utilization of net operating losses, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Summit Holdings and our possible utilization of net operating losses, the payments that Summit Materials, Inc. may make under the tax receivable agreement will be substantial. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the holders of LP Units. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Summit Materials, Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, Summit Materials, Inc. elects an early termination of the tax receivable agreement, Summit Materials, Inc.’s obligations under the tax receivable agreement would be calculated by reference to the present value (at a discount rate equal to one year LIBOR plus 100 basis points) of all future payments that holders of LP Units or other recipients would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including that Summit Materials, Inc. will have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreement and sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control. In the case of an early termination election by Summit Materials, Inc., such payments will be calculated assuming that all unexchanged LP units were exchanged at the time of such election. Our obligations under the tax receivable agreement in such circumstance, in the case of a change of control, applies to previously exchanged or acquired LP Units and in the case of an early termination election, to all LP Units. In addition, holders of LP Units will not reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase and our utilization of certain net operating losses is successfully challenged by the IRS (although any such detriment would be taken into account in calculating future payments under the tax receivable agreement). Summit Materials, Inc.’s ability to achieve benefits from any tax basis increase or net operating losses, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreement payments under the tax receivable agreement could be in excess of 85% of Summit Materials, Inc.’s actual cash tax savings.

Accordingly, it is possible that, with respect to a particular year, the actual cash tax savings realized by Summit Materials, Inc. may be less than the corresponding tax receivable agreement payments or that payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. Depending on our ability to take such detriments into account in making future payments, there may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax savings that Summit Materials realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Summit Materials, Inc. by Summit Holdings are not sufficient to permit Summit Materials, Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” we estimate that if Summit Materials, Inc. were to exercise its termination right immediately following this offering, the aggregate amount of these termination payments would be approximately $             million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur debt to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

Risks Related to this Offering and Ownership of Our Class A Common Stock

Blackstone and its affiliates control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, Blackstone and its affiliates will hold     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Moreover, under our bylaws and the stockholders’ agreement with Blackstone and its affiliates, for so long as our existing owners and their affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by Blackstone, whom we refer to as the “Sponsor Directors.” Even when Blackstone and its affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as Blackstone continues to own a significant percentage of our stock Blackstone will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, Blackstone will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as Blackstone continues to own a significant percentage of our stock, Blackstone will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

Our Sponsors and their respective affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, our Sponsors and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of Blackstone, Silverhawk, any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Our Sponsors may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Affiliates of Blackstone control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a corporate governance and nominating committee that is composed entirely of independent directors.

Following this offering, we expect to continue to utilize these exemptions. As a result, a majority of the directors on our board will not be independent upon completion of this offering. In addition, none of the committees of the board will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We incur increased costs and are subject to additional regulations and requirements as a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations have and will increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish reports by management and our independent registered public accounting firm on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay any cash dividends. The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our senior secured credit facilities and our senior notes and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

Investors in this offering will experience immediate and substantial dilution.

The public offering price per share of Class A common stock in this offering will be substantially higher than our pro forma net tangible book deficit per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the LP Units by our pre-IPO owners. After giving effect to the sale of the shares in this offering at an offering price of $     per share of Class A common stock, you will incur immediate and substantial dilution in an amount of $     per share of Class A common stock. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

As of March 28, 2015, we have approximately 973,415,262 shares of Class A common stock authorized but unissued, including approximately 69,007,297 shares of Class A common stock available for issuance upon exchange of LP units that are held by limited partners of Summit Holdings. Our amended and restated certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. We may need to raise significant additional equity capital in connection with acquisitions or otherwise. Similarly, the limited partnership agreement of Summit Holdings permits Summit Holdings to issue an unlimited number of additional limited partnership interests of Summit Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LP Units, and which may be exchangeable for shares of our Class A common stock. Additionally, an aggregate of 13,500,000 shares of Class A common stock and LP Units may be granted under our Omnibus Incentive Plan. See “Executive and Director Compensation—Summit Materials, Inc. 2015 Omnibus Incentive Plan.” As of July 1, 2015 we had outstanding options issued under our Omnibus Incentive Plan to purchase an aggregate of 4,598,842 shares of Class A common stock. In addition, as of July 1, 2015 we had outstanding warrants to purchase an aggregate of 160,333 shares of Class A common stock. Any Class A common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, or upon exercise of outstanding options or warrants, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

If we or our existing investors sell additional shares of our Class A common stock after this offering, the market price of our Class A common stock could decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of              shares of our Class A common stock outstanding. Substantially all of our outstanding shares of Class A common stock are freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale” and the shares of Class A common stock held by Summit Owner Holdco are subject to certain restrictions on resale.

We, our officers, directors and holders of certain of our outstanding LP Units immediately prior to this offering, including Blackstone, that collectively own 62,284,251 LP Units, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock and LP Units held by them for        days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us and excluding LP Units to be sold to us in connection with this offering. The representatives of the underwriters may, in their sole discretion, release all or any portion of the shares of Class A common stock and LP Units subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements. Upon the expiration of the lock-up agreements, all of such shares of Class A common stock (including shares issued in exchange for LP Units) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that Blackstone will continue to be considered an affiliate after this offering based on their expected share ownership, as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, commencing 90 days following this offering, the holders of these shares of Class A common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of Class A common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We have filed registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Incentive Plan. Accordingly, shares registered under such registration statements will be available for sale in the open market.

As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•	would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;

•	prohibit stockholder action by written consent from and after the date on which the parties to our stockholders’ agreement cease to beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2⁄3% or more in voting power of all outstanding shares of our capital stock, if Blackstone and its affiliates beneficially own less than 30% in voting power of our stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

ORGANIZATIONAL STRUCTURE

Overview

Summit Materials, Inc. is a holding company, and its sole material asset is a controlling equity interest in Summit Holdings. As the general partner of Summit Holdings, Summit Materials, Inc. operates and controls all of the business and affairs of Summit Holdings and, through Summit Holdings and its subsidiaries, conducts our business. Under U.S. GAAP, Summit Holdings meets the definition of a variable interest entity since the voting rights of its investors is not proportional to their obligations to absorb the expected losses of Summit Holdings. That is, Summit Materials, Inc. holds 100% of the voting power in Summit Holdings but owns less than 50% of the LP Units and our pre-IPO owners hold no voting rights in Summit Holdings but own more than 50% of the LP Units. Summit Materials, Inc. is the primary beneficiary of Summit Holdings as a result of its 100% voting power and control over Summit Holdings and as a result of its obligation to absorb losses and its right to receive benefits of Summit Holdings that could potentially be significant to Summit Holdings. Summit Materials, Inc. consolidates Summit Holdings on its consolidated financial statements and records a noncontrolling interest related to the LP Units held by its pre-IPO owners on its consolidated statements of condition, operations, and comprehensive income.

Summit Owner Holdco, a Delaware limited liability company that is owned by certain of our pre-IPO owners and the Former CCC Minority Holders, holds all of the shares of our outstanding Class B common stock. The Class B common stock entitles (x) Summit Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of Initial LP Units less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Materials, Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and (y) any other future holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such other holder. Currently, the limited partners of Summit Holdings consist solely of our pre-IPO owners. However, Summit Holdings may in the future admit additional limited partners, in connection with an acquisition or otherwise, that would not constitute pre-IPO owners. Limited partners of Summit Holdings are not entitled to shares of Class B common stock solely as a result of their admission as limited partners. However, we may in the future issue shares of Class B common stock to one or more limited partners to whom LP Units are also issued, for example in connection with the contribution of assets to us or Summit Holdings by such limited partner. Accordingly, as a holder of both LP Units and Class B common stock, any such holder of Class B common stock would be entitled to a number of votes equal to the number of LP Units held by it. If at any time the ratio at which LP Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” for example, as a result of conversion rate adjustments for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

The diagram below depicts our organizational structure immediately following this offering:

(1)	Affiliates of Blackstone have the right to appoint a majority of the board of directors of Summit GP.
(2)	The Class B common stock entitles Summit Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of Initial LP Units less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Materials in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such holder. If Summit Owner Holdco were to transfer shares of Class B common stock to a holder of Initial LP Units, such holder of Initial LP Units and shares of Class B common stock would be entitled to a number of votes equal to the number of Initial LP Units held and the number of votes available to Summit Owner Holdco would decrease commensurately.
(3)	As of March 28, 2015, 2,989,134 of the LP Units, or approximately 3.1% of the total LP Units outstanding, are unvested and are subject to certain time and performance vesting conditions. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives—Conversion of Class D Interests” on page 149.

Incorporation of Summit Materials

Summit Materials, Inc. was incorporated as a Delaware corporation on September 23, 2014. Summit Materials, Inc. has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of Summit Materials, Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of Limited Partnership Agreement of Summit Materials Holdings L.P.

Prior to the IPO, the capital structure of Summit Holdings consisted of six different classes of limited partnership interests (Class A-1, Class A-2, Class B-1, Class C, Class D-1 and Class D-2), each of which had different amounts of aggregate distributions above which its holders would share in distributions. There were no outstanding Class A-2 interests. In connection with the IPO, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “LP Units.” We refer to this as the “Reclassification.” Immediately following the Reclassification and the issuance of LP Units in connection with the contribution and purchase agreement described above, but prior to the IPO Transactions described below, 69,007,297 LP Units were outstanding.

In the Reclassification, the ratios of LP Units received per Class A-1, Class B-1, Class C, Class D-1 and Class D-2 limited partnership interest were, on average by class, approximately 1,875:1, 1,870:1, 1,454:1, 954:1, 958:1, respectively. In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interest to LP Units, we issued warrants to purchase an aggregate of 160,333 shares of Class A common stock to holders of Class C interests and options to purchase an aggregate of 4,358,842 shares of Class A common stock to holders of Class D interests, in each case with exercise prices at the IPO price of $18.00 per share. For additional information regarding the conversion of the Class C and Class D interests, see “Certain Relationships and Related Person Transactions—Warrant Issuances” and “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long Term Incentives—Conversion of Class D Interests.”

Pursuant to the limited partnership agreement of Summit Holdings, Summit Materials, Inc. is the sole general partner of Summit Holdings. Accordingly, Summit Materials, Inc. has the right to determine when distributions will be made to the holders of LP Units and the amount of any such distributions. If Summit Materials, Inc., as sole general partner, authorizes a distribution, such distribution will be made to holders of LP Units pro rata in accordance with the percentages of their respective limited partnership interests.

The holders of LP Units, including Summit Materials, Inc., incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Summit Holdings. Net profits and net losses of Summit Holdings are generally allocated to its holders (including Summit Materials, Inc.) pro rata in accordance with the percentages of their respective limited partnership interests, except as otherwise required by law. The limited partnership agreement of Summit Holdings provides for cash distributions to the holders of the LP Units if Summit Materials, Inc. determines that the taxable income of Summit Holdings will give rise to taxable income for the holders of LP Units. In accordance with the limited partnership agreement, Summit Holdings is required to make pro rata cash distributions to the holders of LP Units for purposes of funding their tax obligations in respect of the income of Summit Holdings that is allocated to them. These distributions will only be paid to the extent that other distributions made by Summit Holdings were otherwise insufficient to cover the tax liabilities of holders of LP Units. Generally, these distributions are computed based on our estimate of the net taxable income of Summit Holdings multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual resident in New York, New York. See “Certain Relationships and Related Person Transactions—Summit Materials Holdings L.P. Amended and Restated Limited Partnership Agreement.”

Exchange Agreement

We and the holders of outstanding LP Units entered into an exchange agreement at the time of the IPO under which they (or certain of their permitted transferees) have the right, from and after March 17, 2016 (subject to the terms of the exchange agreement), to exchange their LP Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that a holder of LP Units will not have the right to exchange LP Units if Summit Materials, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Summit Materials, Inc. or its subsidiaries to which the holder of LP Units may be subject. Summit Materials, Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Summit Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LP Units for shares of Class A common stock, the number of LP Units held by Summit Materials, Inc. is correspondingly increased as it acquires the exchanged LP Units. Notwithstanding the foregoing, Blackstone is generally permitted to exchange LP Units at any time. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Tax Receivable Agreement

Holders of LP Units (other than Summit Materials, Inc.) may, subject to certain conditions and transfer restrictions applicable to such holders as set forth in the limited partnership agreement of Summit Holdings (subject to the terms of the exchange agreement), exchange their LP Units for Class A common stock on a one-for-one basis. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Summit Holdings. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Summit Materials, Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge. In connection with the IPO, we entered into a tax receivable agreement with the holders of LP Units that provides for the payment by Summit Materials, Inc. to exchanging holders of LP Units and certain other indirect pre-IPO owners of 85% of the benefits, if any, that Summit Materials, Inc. is deemed to realize as a result of (i) these increases in tax basis and (ii) our utilization of certain net operating losses of the Investor Entities and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Summit Materials, Inc. and not of Summit Holdings. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

IPO Transactions

At the time of the consummation of the IPO, Summit Materials, Inc. purchased, for cash, newly-issued LP Units from Summit Holdings at a purchase price per unit equal to the IPO price of $18.00 per share of Class A common stock. At the time of the IPO, Summit Materials, Inc. purchased from Summit Holdings 25,555,555 newly-issued LP Units for an aggregate of $433.0 million. The issuance and sale of such newly-issued LP Units by Summit Holdings to Summit Materials, Inc. correspondingly diluted the ownership interests of our pre-IPO owners in Summit Holdings. Accordingly, following the IPO, Summit Materials, Inc. holds a number of LP Units that is equal to the number of shares of Class A common stock that it has issued, and, as a result, a single share of Class A common stock represents (albeit indirectly) the same percentage equity interest in Summit Holdings as a single LP Unit.

Voting Power and Ownership Following this Offering

Following this offering:

•	the public stockholders will collectively own shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Summit Materials, Inc. will hold LP Units;

•	our pre-IPO owners will hold LP Units;

•	the public stockholders will collectively have % of the voting power in Summit Materials, Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	Summit Owner Holdco, an entity owned by our pre-IPO owners and the Former CCC Minority Holders, will hold all of the shares of Class B common stock that were outstanding as of , 2015, and will have % of the voting power in Summit Materials, Inc. (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the net proceeds to Summit Materials, Inc. from this offering will be approximately $     million (or $     million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Summit Holdings will bear or reimburse Summit Materials, Inc. for all of the expenses payable by it in this offering, which we estimate will be approximately $     million.

We intend to use all of the net proceeds from this offering (including any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase      newly-issued LP Units from Summit Holdings and      LP Units from certain of our pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions, with such LP Units in the aggregate equivalent to the number of shares of Class A common stock that we offer and sell in this offering. See “Principal Stockholders” for information regarding the net proceeds of this offering that will be paid to affiliates of Blackstone and to certain of our directors and executive officers.

We intend to cause Summit Holdings to use a portion of the net proceeds from this offering that it receives from our purchase of newly-issued LP Units to finance the deferred purchase price of $80.0 million for the Davenport Acquisition, with any remaining net proceeds to be used for general corporate purposes, which may include the repayment of existing indebtedness. Summit Holdings will not receive any proceeds that we use to purchase LP Units from certain of our pre-IPO owners. If the Davenport Acquisition is not consummated, we intend to use the net proceeds from this offering that would otherwise have been used for the Davenport Acquisition for general corporate purposes.

PRICE RANGE OF CLASS A COMMON STOCK

Shares of our Class A common stock have been listed and traded on the NYSE under the symbol “SUM” since March 11, 2015. The following table sets forth, for the periods indicated, the high and low intra-day sale prices in dollars on the NYSE for our Class A common stock.

Year ending January 2, 2016	High	Low
First Quarter ended March 28, 2015 (from March 11, 2015)	$22.33	$18.00
Second Quarter ended June 27, 2015	$29.00	$20.60
Third Quarter (through July 7, 2015)	$26.74	$24.41

There is no trading market for shares of our Class B common stock.

On July 7, 2015, the last reported sale price of our Class A common stock on the NYSE was $26.01 per share. As of July 1, 2015, there were two stockholders of record of our Class A common stock and one stockholder of record of our Class B common stock. These figures do not reflect the beneficial ownership or shares held in nominee name.

DIVIDEND POLICY

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends on shares of Class A common stock is at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of any such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. We have not declared or paid any dividends on our Class A common stock since the consummation of the IPO.

Summit Materials, Inc. is a holding company and has no material assets other than its ownership of LP Units in Summit Holdings. Should we decide to pay a cash dividend on our Class A common stock in the future, we anticipate funding this cash dividend by causing Summit Holdings to make distributions to Summit Materials, Inc. in an amount sufficient to cover such dividend, whereupon the other holders of LP Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited partnership interests. Because Summit Materials, Inc. must pay taxes and make payments under the tax receivable agreement, any amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Summit Holdings to its partners on a per LP Unit basis.

The limited partnership agreement of Summit Holdings provides for cash distributions, which we refer to as “tax distributions,” to be made to the holders of LP Units if it is determined that the income of Summit Holdings will give rise to net taxable income allocable to holders of LP Units. To the extent the tax distributions Summit Materials, Inc. receives exceed the amounts it actually requires to pay taxes and make payments under the tax receivable agreement, we expect our board of directors will cause Summit Materials, Inc. to use such excess cash to acquire additional newly-issued LP Units at a per unit price determined by reference to the volume weighted average price per share of the Class A common stock during the five trading days immediately preceding the date of the relevant board action. As of July 1, 2015, Summit Materials, Inc. had received approximately $4.6 million in tax distributions, substantially all of which it expects to use to acquire additional LP Units in the second half of 2015. If Summit Materials, Inc. acquires additional LP Units in this manner, we also anticipate that in order to maintain the relationship between the shares of Class A common stock and the LP Units our board of directors will at that time declare a stock dividend on the Class A common stock of an aggregate number of additional newly-issued shares that corresponds to the number of additional LP Units that Summit Materials, Inc. is acquiring.

The agreements governing our senior secured credit facilities and senior notes contain a number of covenants that restrict, subject to certain exceptions, Summit Materials, LLC’s ability to pay dividends to us. See “Description of Certain Indebtedness.”

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Summit Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Summit Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Summit Holdings are generally subject to similar legal limitations on their ability to make distributions to Summit Holdings.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of March 28, 2015 on a historical basis and on a pro forma basis giving effect to this offering and the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Cash is not a component of our total capitalization. You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	March 28, 2015
(in thousands, except shares and per share data)	Historical	Pro Forma
Cash(1)	$314,980	$

Debt:
Senior secured credit facilities(2)	$414,615	$
Capital leases and other	35,592
10 1⁄2% senior notes due 2020(3)	625,000
6.125% senior notes due 2023(4)	—

Total debt	$1,075,207	$

Equity:
Class A common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 26,584,738 and shares issued and outstanding, historical and pro forma, respectively	266
Class B common stock, par value $0.01 per share; 250,000,000 shares authorized, 69,007,297 and shares issued and outstanding, historical and pro forma, respectively	690
Additional paid-in capital	456,406
Accumulated other comprehensive loss	(1,050)
Accumulated deficit	(10,151)

Total stockholders’ equity(5)	446,161
Noncontrolling interests	182,110

Total equity	628,271

Total capitalization(5)	$1,703,478	$

(1)	Pro forma cash may increase or decrease depending on, among other things, actual fees and expenses incurred during the Transactions.
(2)	The senior secured credit facilities provide senior secured financing in an amount of $657.0 million, consisting of a $235.0 million revolving credit facility, with a maturity date of March 11, 2020, and a $422.0 million term loan facility, with a maturity date of January 30, 2019. The pro forma amount reflects the New Term Loan Facility of $650.0 million and $8.9 million in borrowings on the revolving credit facility as of March 28, 2015. See “Description of Certain Indebtedness—Senior Secured Credit Facilities” and “—New Term Loan Facility.” Amount shown represents the principal amount of loans without giving effect to original issue discount.
(3)	Represents the aggregate principal amount of senior notes, without giving effect to (a) original issuance discounts or premium to par or commissions to the initial purchasers or (b) accrued interest from the January 31, 2015 interest payment date through March 28, 2015. The pro forma amount reflects the redemption of $183.0 million in aggregate principal amount of 2020 notes with a portion of the net proceeds from the offering of the 2023 notes that closed in July 2015.

(4)	Represents the aggregate principal amount of senior notes, without giving effect to commissions to the initial purchasers.
(5)	If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, additional paid-in capital, total stockholders’ equity, total equity and total capitalization would increase by approximately $ million, after deducting underwriting discounts, and we would have shares of our Class A common stock issued and outstanding, pro forma.

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our pre-IPO owners.

As of March 28, 2015, we had a historical net tangible value of $195.8 million, or $2.05 per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Transactions and assuming that all of the holders of LP Units in Summit Holdings (other than Summit Materials, Inc.) exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis.

After giving effect to the sale of                      shares of Class A common stock in this offering and the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and assuming that all of the pre-IPO owners exchanged their LP Units for newly-issued shares of Class A common stock on a one-for-one basis, our pro forma net tangible book value as of March 28, 2015, would have been $             million, or $             per share of Class A common stock. This represents an immediate increase in net tangible book value of $             per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $             per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Public offering price per share of Class A common stock			$
Net tangible book deficit per share of Class A common stock as of March 28, 2015	$(	)
Increase in net tangible book value per share of Class A common stock attributable to the Transactions other than this offering	$

Pro forma net tangible book value per share of Class A common stock as of March 28, 2015 after giving effect to the Transactions other than this offering			$
Increase in pro forma net tangible book value per share of Class A common stock as of March 28, 2015 after giving effect to the Transactions	$

Pro forma net tangible book value per share of Class A common stock as of March 28, 2015 after giving effect to the Transactions and the use of net proceeds from this offering			$

Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering			$

To the extent that outstanding stock options, warrants or other equity awards are exercised or become vested or any additional options, warrants or other equity awards are granted and exercised or become vested or other issuances of shares of our Class A common stock are made, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been derived by applying pro forma adjustments to our and the Lafarge Target Business’s historical financial statements included elsewhere in this prospectus.

The pro forma adjustments are based on currently available information, accounting judgments and assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated balance sheet and statements of operations are presented for illustrative purposes only and do not purport to represent our results of operations or balance sheet that would actually have occurred had the transactions referred to below been consummated on March 28, 2015 for the unaudited pro forma condensed consolidated balance sheet and on December 29, 2013 for the unaudited pro forma condensed consolidated statements of operations, or to project our financial position or results of operations for any future date or period. The adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information.

The Lafarge Target Business’s predecessor results included in the pro forma statements are presented based on their fiscal year, which is based on calendar period ends. Summit Materials’ fiscal year is based on a 52-53 week year. The resulting difference is not considered material to the pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated balance sheet as of March 28, 2015 and the unaudited pro forma condensed consolidated statements of operations for the year ended December 27, 2014 and the three months ended March 28, 2015 are presented on a pro forma adjusted basis to give effect to the following items:

•	the completion of our IPO on March 17, 2015 (as relates to the unaudited pro forma condensed consolidated statements of operations for the year ended December 27, 2014 and the three months ended March 28, 2015);

•	the redemption of $288.2 million in aggregate principal amount of 2020 notes that occurred in April 2015;

•	the offering and sale of the 2023 notes;

•	the closing of and borrowings under our New Term Loan Facility and our existing revolving credit facility;

•	the closing of the Davenport Acquisition;

•	the repayment of certain indebtedness, including the redemption of $183.0 million in aggregate principal amount of 2020 notes that is expected to occur in August 2015;

•	the sale of shares of Class A common stock by us in this offering at a price per share of $ (the last reported sale price of our Class A common stock on the NYSE on July , 2015), after deducting the underwriting discounts and commissions payable by us in connection with this offering;

•	the application of approximately $ million in net proceeds from this offering, based on the offering price of $ (the last reported sale price of our Class A common stock on the NYSE on July , 2015), to purchase outstanding LP Units from certain holders;

•	the recording of a deferred tax asset as a result of the increase in tax basis that is expected to result from the purchase by us of an aggregate of outstanding LP Units from certain holders and the liability that is expected to be incurred as a result under the tax receivable agreement that requires us to pay 85% of such benefits to the holders of outstanding LP Units being sold; and

•	payment of actual and estimated premiums, fees and expenses in connection with the foregoing.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements for Summit Materials and the Lafarge Target Business included elsewhere in this prospectus.

Summit Materials, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 28, 2015

(Amounts in thousands, except share and per share amounts)

	Summit Materials, Inc.	April 2015 Partial 2020 Notes Redemption		Davenport Predecessor Results	Pro Forma Davenport Adjustments		Offering and Sale of the 2023 Notes and New Term Loan Facility Refinancing		Pro Forma Adjustments For This Offering			Pro Forma Total
Assets
Current assets:
Cash	$314,980	$(309,980	)(a)	$—	$—		$—		$			$
Accounts receivable, net	109,941	—		7,707	—		—
Costs and estimated earnings in excess of billings	11,836	—		—	—		—
Inventories	133,307	—		24,270	—		—
Other current assets	17,476	—		1,247	—		—

Total current assets	587,540	(309,980)		33,224	—		—
Property, plant and equipment, less accumulated depreciation, depletion and amortization	948,129	—		81,268	217,949	(d)	—
Goodwill	415,582	—		114,600	33,263	(d)	—
Intangible assets, less accumulated amortization	16,891	—		—	—		—
Deferred tax assets	—	—		—	—		—			(k	)
Other assets	50,112	(5,267	)(b)	—	—		11,868	(f)

Total assets	$2,018,254	$(315,247)		$229,092	$251,212		$11,868		$			$

Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$5,275	$21,582	(a)				$19,397	(g)
Current portion of acquisition-related liabilities	24,851	—		—	80,000	(e)	—
Accounts payable	70,840	—		3,341	—		—
Accrued expenses	81,612	(5,147	)(a)	3,194	—		(9,290	)(g)		(m	)
Billings in excess of costs and estimated earnings	8,309	—		—	—		—

Total current liabilities	190,887	16,435		6,535	80,000		10,107
Long-term debt	1,057,418	(299,832	)(c)	—	—		392,672	(h)
Payable to related parties pursuant to tax receivable agreements	—	—		—	—		—			(k	)
Acquisition-related liabilities	44,245	—		—	—		—
Other noncurrent liabilities	97,433	—		23,769	—		—

Total liabilities	1,389,983	(283,397)		30,304	80,000		402,778

Stockholders’ equity/partners’ interest:
Class A common stock, par value $0.01 per share	266	—		—	—		—			(l	)
Class B common stock, par value $0.01 per share	690	—		—	—		—			(l	)
Additional paid-in capital	456,406	—		198,788	171,212	(d)	(370,000	)(i)		(k),(l),(m)
Accumulated deficit	(10,151)	(31,851	)(b)	—	—		(20,910	)(j)
Accumulated other comprehensive loss	(1,050)	—		—	—		—

Stockholders’ equity/partners’ interest;	446,161	(31,851)		198,788	171,212		(390,910)
Noncontrolling interest	182,110	—								(l	)

Total stockholders’ equity/partners’ interest	628,271	(31,851)		198,788	171,212		(390,910)

Total liabilities and stockholders’ equity/partners’ interest	$2,018,254	$(315,247)		$229,092	$251,212		$11,868		$			$

See accompanying notes to unaudited pro forma condensed consolidated balance sheet.

(a)	Represents the adjustments to cash, current portion of debt and accrued expenses from the April 2015 redemption of $288.2 million aggregate principal amount of 2020 notes. The $310.0 million reduction to cash was composed of the following:

($ in millions)
April 2015 redemption of aggregate principal amount of the 2020 notes	$(288.2)
Interest payments related to the April 2020 notes redemption	(5.1)
Prepayment fee on the April 2015 2020 notes redemption	(38.2)
Borrowing under senior secured revolving credit facility	21.6

Total	$(310.0)

(b)	Represents a $5.3 million adjustment to other assets related to a write off of deferred financing fees associated with the April 2015 2020 notes redemption and the following adjustments to accumulated deficit:

($ in millions)
Write off of the deferred financing fees related to the April 2015 2020 notes redemption	$(5.3)
Write-off of the net premium related to the April 2015 2020 notes redemption	11.6
Prepayment fee on the April 2015 2020 notes redemption (see tickmark (a))	(38.2)

$(31.9)

(c)	Represents the following adjustments to long-term debt as a result of the April 2015 redemption of $288.2 million aggregate principal amount of 2020 notes:

($ in millions)
April 2015 redemption of aggregate principal amount of the 2020 notes	$(288.2)
Write-off of the net premium related to the April 2015 2020 notes redemption (see tickmark (b))	(11.6)

$(299.8)

(d)	Represents management’s estimated purchase accounting adjustments to fixed assets, goodwill and equity related to the Davenport Acquisition.
(e)	Represents the $80.0 million Deferred Purchase Obligation payable no later than December 31, 2015, subject to certain adjustments as set forth in the Davenport Purchase Agreement.
(f)	Reflects the following changes to other assets as a result of the offering and sale of the 2023 notes and New Term Loan Facility:

($ in millions)
Deferred transaction costs related to the offering and sale of the 2023 notes and New Term Loan Facility	$19.4
Write off of deferred financing fees related to the August 2015 2020 notes redemption and the New Term Loan Facility	(7.5)

$11.9

(g)	Represents the following adjustments to current portion of debt and accrued expenses as a result of the offering and sale of the 2023 notes and New Term Loan Facility:

($ in millions)
Change in the current portion of debt related to the New Term Loan Facility	$1.2
Interest payments related to the August 2015 2020 notes redemption	$8.9
Borrowing under our revolving credit facility to fund a portion of the redemption fees on the August 2015 2020 notes redemption	9.3

$19.4

(h)	Represents the following adjustments to long-term debt as a result of the offering and sale of the 2023 notes and New Term Loan Facility:

($ in millions)
New Term Loan Facility (net of current portion of debt of $6.5 million and discount of $3.2 million)	$640.3
Refinance in connection with the New Term Loan Facility (net of current portion of debt of $5.3 million)	(409.3)
Offering and sale of the 2023 notes	350.0
Redemption of the 2020 notes in August 2015	(183.0)
Write off of the net premium related to the August 2015 2020 notes redemption and the New Term Loan Facility	(5.3)

$392.7

(i)	Adjustment to eliminate the Davenport Acquisition equity changes upon consolidation.
(j)	Represents the following adjustments to accumulated deficit as a result of the offering and sale of the 2023 notes and New Term Loan Facility:

($ in millions)
Write off of the deferred financing fees related to the 2020 notes redeemed and the refinancing in connection with the New Term Loan Facility	$(7.5)
Reduction of the net premium related to the 2020 notes redeemed and the refinancing in connection with the New Term Loan Facility	5.3
Redemption fees on the August 2015 2020 notes redemption	(18.7)

$(20.9)

(k)	Pro forma adjustments reflect the effects of the tax receivable agreements on our condensed consolidated balance sheet as a result of Summit Materials, Inc.’s purchase of limited partnership units, or LP Units, from Summit Materials Holdings L.P., our direct subsidiary, and outstanding LP Units from certain holders, including affiliates of The Blackstone Group L.P. and certain of our directors and officers with the net proceeds from this offering. Pursuant to the tax receivable agreements, Summit Materials, Inc. will be required to make cash payments to our existing owners equal to 85% of the benefits, if any, that Summit Materials, Inc. is deemed to realize as a result of (i) these increases in tax basis and (ii) our utilization of certain net operating losses of the Investor Entities and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

As a result, as of the date of the purchase of the LP Units, on a cumulative basis, the net effect of accounting for income taxes and the tax receivable agreements on our financial statements will be a net increase in stockholders’ equity of $            . The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreements have been estimated. A summary of the adjustments recorded is as follows:

•	we will record an increase of $ in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 37.6%, which includes a provision for U.S. federal, state, and local income taxes;

•	we will record $ which is discounted at our incremental borrowing rate, and represents 85% of the estimated realizable tax benefit resulting from (i) the increase in tax basis in the intangible assets of Summit Holdings on the date of the offering and (ii) certain other tax benefits related to entering into the tax receivable agreements; and

•	we will record an increase to additional paid-in capital of $ , which is an amount equal to the difference between the increase in deferred tax assets and the increase in liability.

(l)	Represents $ of net proceeds received in this offering to purchase limited partnership units, or LP Units, from Summit Materials Holdings L.P.
(m)	We estimate that we will incur offering expenses in connection with this offering of $ . As of March 28, 2015, we had not incurred any offering expenses; therefore, we recorded an adjustment to accrued liabilities to reflect the offering expenses we estimate to incur.

Summit Materials, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Three Months Ended March 28, 2015

(Amounts in thousands, except share and per share amounts)

	Summit Materials, Inc.	Pre-acquisition results of Davenport Acquisition	Pro Forma Davenport Adjustments		Pro Forma Adjustments for April 2015 Partial 2020 Notes Redemption, Sale of the 2023 Notes and New Term Loan Facility Refinancing		Pro Forma Adjustments For the IPO		Pro Forma Adjustments For This Offering		Pro Forma Total
Revenue	$193,987	$11,301	$30,432	(a)	$—		$—
Cost of revenue	158,269	7,718	25,449	(a)	—		—
General and administrative expenses	67,234	2,779	—		—		(29,295	)(f)
Depreciation, depletion, amortization and accretion	26,126	1,807	1,084	(b)	—		—
Transaction costs	1,364	—	(1,022	)(c)	—		—

Operating loss	(59,006)	(1,003)	4,920		—		29,295
Other expense, net	391	—	—		—		—
Loss on debt financings	799	—	—		—		—
Interest expense	24,109	—	—		(4,703	)(d)	—

(Loss) Income from continuing operations before taxes	(84,305)	(1,003)	4,920		4,703		29,295
Income tax benefit	(4,468)	(417)	—		(126	)(e)	—

Net (Loss) Income	(79,837)	(586)	4,920		4,829		29,295
Net loss attributable to noncontrolling interests	(69,686)	—	—		—		27,767	(g)		(h)

Net (loss) income attributable to Summit Materials	$(10,151)	$(586)	$4,920		$4,829		$1,528

Net loss per share of Class A common stock:
Basic	$(0.38)										$	(i)
Diluted	$(0.38)										$	(i)
Weighted average shares of Class A common stock:
Basic	26,584,738
Diluted	26,584,738

See accompanying notes to unaudited pro forma condensed consolidated statement of operations for the three months ended March 28, 2015.

(a)	Represents the revenue and costs related to a supply agreement to sell third-party cement through the Davenport Terminals. This agreement will be assigned to Summit Materials as part of the Davenport Acquisition, but was not included in the audit of the Lafarge Target Business’ financial statements.
(b)	Represents the additional depreciation expense related to the step up in fair value of fixed assets acquired in the Davenport Acquisition, calculated as follows:

($ in millions)
Estimated depreciation expense	$2.9
Elimination of historical depreciation expense	(1.8)

Depreciation expense adjustment	$1.1

(c)	This adjustment is to eliminate transaction costs recognized during the three months ended March 28, 2015 in connection with the Davenport Acquisition, principally third party accounting, legal, valuation and financial advisory fees.
(d)	Represents the adjustment to interest expense from the redemption of $288.2 million in aggregate principal amount of 2020 notes and the offering and sale of the 2023 notes and New Term Loan Facility as follows:

($ in millions)
Estimated quarterly interest expense after the Davenport Acquisition	$16.4
Elimination of historical interest expense	(21.7)
Estimated incremental interest expense related to the amortization of new deferred financing fees and discount	0.6

$(4.7)

(e)	The income tax benefit adjustment relates to the change in the debt balance in our C corporation subsidiaries as a result of the 2020 notes redemptions and the sale of the 2023 notes.
(f)	The IPO adjustments for the general and administrative expenses relate to the following:

($ in millions)
Termination of the transaction and management fee agreement with Blackstone Management Partners L.L.C (1)	$(14.8)
Removal of the non-recurring stock compensation modification charge, offset by incremental stock compensation expense	(14.5)

$(29.3)

(1) In connection with the formation of Summit Holdings, Summit Holdings entered into a transaction and management fee agreement with Blackstone Management Partners L.L.C. to provide monitoring, advisory and consulting services. This is the expenses and termination payment associated with this agreement that ended with the IPO.

(g)	Reflects an adjustment to record the 72.2% noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the IPO.
(h)	Reflects an adjustment to record the % noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the offering. After this offering, shares of Class A common stock will be outstanding and LP Units will be held by limited partners of Summit Holdings (excluding Summit Materials, Inc.).
(i)	Basic net income per share is calculated by dividing net income available to holders of Class A common stock by the weighted average Class A common stock outstanding during the three months ended March 28, 2015. Diluted net income per share reflects the effect of the exchange of each of the issued and outstanding LP Units of Summit Holdings (including unvested LP Units, calculated using the treasury stock method), into Class A common stock outstanding as of the beginning of the year ended January 2, 2016. Certain stock options are based on performance conditions that have not been met and are therefore not included as dilutive shares.

Summit Materials, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 27, 2014

(Amounts in thousands, except share and per share amounts)

	Summit Materials, Inc.	Pre-acquisition results of Davenport Acquisition	Pro Forma Davenport Adjustments		Pro Forma Adjustments for April 2015 Partial 2020 Notes Redemption, Sale of the 2023 Notes and New Term Loan Facility Refinancing		Pro Forma Adjustments For the IPO		Pro Forma Adjustments For This Offering		Pro Forma Total
Revenue	$1,204,231	$113,680	$4,739	(a)	$—		$—
Cost of revenue	887,160	67,155	3,991	(a)	—		—
General and administrative expenses	150,732	16,049	—		—		(3,198	)(f)
Depreciation, depletion, amortization and accretion	87,826	7,200	4,409	(b)	—		—
Transaction costs	8,554		(50	)(c)	—		—

Operating income (loss)	69,959	23,276	(3,612)		—		3,198
Other (income) loss, net	(3,447)	179	—		—		—
Interest expense	86,742	—	—		(9,385	)(d)	—

(Loss) Income from continuing operations before taxes	(13,336)	23,097	(3,612)		9,385		3,198
Income tax (benefit) expense	(6,983)	7,798	—		(17	)(e)	—

Net (Loss) Income from continuing operations	(6,353)	15,299	(3,612)		9,401		3,198
Income from discontinued operations	(71)	—	—		—		—

Net Loss (Income)	(6,282)	15,299	(3,612)		9,401		3,198
Net income attributable to noncontrolling interests	2,495	—	—		—		11,198	(g)		(h)

Net (loss) income attributable to Summit Materials	$(8,777)	$15,299	$(3,612)		$9,401		$(8,000)

Net loss per share of Class A common stock:
Basic											$	(i)
Diluted											$	(i)
Weighted average shares of Class A common stock:
Basic
Diluted

See accompanying notes to unaudited pro forma condensed consolidated statement of operations for the year ended December 27, 2014.

(a)	Represents the revenue and costs related to a supply agreement to sell third-party cement through the Davenport Terminals. This agreement will be assigned to Summit Materials as part of the Davenport Acquisition, but was not included in the audit of the Lafarge Target Business’ financial statements.

(b)	The depreciation expense adjustment relates to the step up in fair value of fixed assets acquired in the Davenport Acquisition. A summary of the effects of the adjustment to depreciation expense for the year ended December 27, 2014 is as follows:

($ in millions)
Estimated depreciation expense	$11.6
Elimination of historical depreciation expense	(7.2)

Depreciation expense adjustment	$4.4

(c)	This adjustment is to eliminate transaction costs recognized during the year ended December 27, 2014 in connection with the Davenport Acquisition, principally third party accounting, legal, valuation and financial advisory fees.
(d)	A summary of the effects of the adjustment to interest expense for the year ended December 27, 2014 is as follows:

($ in millions)
Estimated annual interest expense after the Davenport Acquisition	$65.6
Elimination of historical interest expense	(76.8)
Estimated incremental interest expense related to the amortization of new deferred financing fees and discount	1.7

$(9.4)

(e)	The income tax benefit adjustment relates to the change in the debt balance in our C corporation subsidiaries as a result of the 2020 notes redemptions and the sale of the 2023 notes.
(f)	The IPO adjustments for the general and administrative expenses relate to the following:

($ in millions)
Termination of the transaction and management fee agreement with Blackstone Management Partners L.L.C (1)	$(4.9)
Incremental stock compensation expense	1.7

$(3.2)

(1)	In connection with the formation of Summit Holdings, Summit Holdings entered into a transaction and management fee agreement with Blackstone Management Partners L.L.C. to provide monitoring, advisory and consulting services. This is the expenses associated with this agreement that ended with the IPO.

(g)	Reflects an adjustment to record the 72.2% noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the IPO.
(h)	Reflects an adjustment to record the % noncontrolling interests that partners of Summit Holdings (other than Summit Materials, Inc.) own in Summit Holdings after the offering. After this offering, shares of Class A common stock will be outstanding and LP Units will be held by limited partners of Summit Holdings (excluding Summit Materials, Inc.).
(i)	Basic net income per share is calculated by dividing net income available to holders of Class A common stock by the weighted average Class A common stock outstanding during the year ended December 27, 2014. Diluted net income per share reflects the effect of the exchange of each of the issued and outstanding LP Units of Summit Holdings (including unvested LP Units, calculated using the treasury stock method), along with their corresponding Class B common stock, into Class A common stock outstanding as of the later of the beginning of the year ended December 27, 2014 or their date of issuance. Certain stock options are based on performance conditions that have not been met and are therefore not included as dilutive shares.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data of Summit Materials should be read together with “Organizational Structure,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus. Summit Holdings, which commenced operations on August 26, 2009, is considered our predecessor for accounting purposes, and its consolidated financial statements are our historical financial statements. Under U.S. GAAP, Summit Holdings meets the definition of a variable interest entity.

The selected statements of operations data for the three years ended December 27, 2014, December 28, 2013 and December 29, 2012 and the selected balance sheet data as of December 27, 2014 and December 28, 2013 are derived from the audited consolidated financial statements of Summit Holdings included elsewhere in this prospectus. The selected balance sheet data as of December 29, 2012 and December 31, 2011 are derived from the audited consolidated financial statements of Summit Holdings not included in this prospectus. The selected statement of operations and balance sheet data as of and for the year ended December 31, 2010 are derived from the unaudited consolidated financial statements of Summit Holdings not included in this prospectus. The selected historical consolidated financial data of Summit Materials, Inc. as of March 28, 2015 and for the three months ended March 28, 2015 and March 29, 2014 was derived from the unaudited consolidated financial statements of Summit Materials, Inc. included elsewhere in this prospectus. The unaudited consolidated financial statements of Summit Materials, Inc. have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

In 2011, we adopted a fiscal year based on a 52-53 week year.

	Summit Materials, Inc.		Summit Holdings
(in thousands, except per share data)	Three Months Ended March 28, 2015	Three Months Ended March 29, 2014	Year Ended December 27, 2014	Year Ended December 28, 2013	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Statement of Operations Data:
Total revenue	$193,987	$151,091	$1,204,231	$916,201	$926,254	$789,076	$405,297
Total cost of revenue (excluding items shown separately below)	158,269	128,675	877,160	677,052	713,346	597,654	284,336
General and administrative expenses	67,234	35,488	150,732	142,000	127,215	95,826	48,557
Goodwill impairment	—	—	—	68,202	—	—	—
Depreciation, depletion, amortization and accretion	26,126	19,356	87,826	72,934	68,290	61,377	33,870
Transaction costs	1,364	2,591	8,554	3,990	1,988	9,120	22,268

Operating (loss) income	(59,006)	(35,019)	69,959	(47,977)	15,415	25,099	16,266
Other expense (income), net	391	(194)	(3,447)	(1,737)	(1,182)	(21,244)	1,583
Loss on debt financings	799	—	—	3,115	9,469	—	9,975
Interest expense	24,109	18,819	86,742	56,443	58,079	47,784	25,430

Loss from continuing operations before taxes	(84,305)	(53,644)	(13,336)	(105,798)	(50,951)	(1,441)	(20,722)
Income tax (benefit) expense	(4,468)	(596)	(6,983)	(2,647)	(3,920)	3,408	2,363

Loss from continuing operations	(79,837)	(53,048)	(6,353)	(103,151)	(47,031)	(4,849)	(23,085)
Loss (income) from discontinued operations	—	20	(71)	528	3,546	5,201	778

Net loss	(79,837)	(53,068)	(6,282)	(103,679)	(50,577)	(10,050)	(23,863)
Net (loss) income attributable to noncontrolling interests	(1,982)	(2,515)	2,495	3,112	1,919	695	86
Net loss attributable to Summit Holdings	(67,704)	(50,553)	(8,777)	(106,791)	(52,496)	(10,745)	(23,949)

Net loss attributable to Summit Materials, Inc.	$(10,151)	$—	$—	$—	$—	$—	$—

Net loss per share of Class A common stock
Basic	$(0.38)
Diluted	$(0.38)
Cash Flow Data:
Net cash (used for) provided by:
Operating activities	$(61,508)	$(50,375)	$79,089	$66,412	$62,279	$23,253	$(20,529)
Investing activities	(15,243)	(200,246)	(461,280)	(111,515)	(85,340)	(192,331)	(500,854)
Financing activities	378,516	269,839	377,222	32,589	7,702	146,775	578,855
Balance Sheet Data (as of period end):
Cash	$314,980		$13,215	$18,183	$30,697	$46,056	$68,359
Total assets	2,018,254		1,729,777	1,251,060	1,284,479	1,287,531	1,104,847
Total debt (including current portion of long-term debt)	1,062,693		1,064,917	688,987	639,843	608,981	559,980
Capital leases	35,336		31,210	8,026	3,092	3,158	3,217
Total stockholders’ equity / partners’ interest	628,271		286,983	286,817	385,694	439,638	349,259
Redeemable noncontrolling interests	—		33,740	24,767	22,850	21,300	21,300
Other Financial Data (as of period end):
Total hard assets	$1,081,436		$1,062,154	$928,210	$906,584	$906,166	$775,457

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition with the “Selected Historical Consolidated Financial Data” section of this prospectus and our audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

The historical consolidated financial information discussed below reflects the historical results of operations and financial position of Summit Holdings and its subsidiaries. The historical consolidated financial information discussed below does not give effect to the Transactions. See Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.

Overview

We are one of the fastest growing construction materials companies in the United States, with a 197% increase in revenue between the year ended December 31, 2010 and the year ended December 27, 2014, as compared to an average increase of approximately 38% in revenue reported by our competitors over the same period. Our materials include aggregates, which we supply across the country, with a focus on Texas, Kansas, Kentucky, Utah and Missouri, and cement, which we supply primarily in Missouri, Iowa and Illinois. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use our materials internally to produce ready-mixed concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

We have completed 35 acquisitions, which are organized into 11 operating companies that make up our three distinct operating segments—West, Central and East regions—spanning 17 U.S. states and British Columbia, Canada and 27 metropolitan statistical areas. We believe each of our operating companies has a top three market share position in its local market area achieved through their respective, extensive operating histories, averaging over 35 years. Our highly experienced management team, led by our President and Chief Executive Officer, Tom Hill, a 30-year industry veteran, has successfully enhanced the operations of acquired companies by focusing on scale advantages, cost efficiencies and pricing discipline to improve profitability and cash flow.

As of March 28, 2015, we had 2.1 billion tons of proven and probable aggregates reserves serving our aggregates and cement businesses and operated over 200 sites and plants, to which we believe we have adequate road, barge and/or railroad access. From time to time, in connection with certain acquisitions, we engage a third party engineering firm to perform an aggregates reserves audit, but we do not perform annual reserve audits. By segment, our estimate of proven and probable reserves for which we have permits for extraction and that we consider to be recoverable aggregates of suitable quality for economic extraction, including the underground mine that was substantially completed in 2014 to support our cement plant, are shown in the table below along with average annual production.

	Aggregate producing sites	Tonnage of reserves for each general type of aggregate		Annual production(1)	Average years until depletion at current production(2)	Percent of reserves owned and percent leased
Segment		Hard rock(1)	Sand and gravel(1)			Owned	Leased(3)
West	51	333,236	346,083	22,254	31	33%	67%
Central	62	874,458	77,596	5,715	167	67%	33%
East	24	458,409	7,143	5,173	90	39%	61%

Total	137	1,666,103	430,822	33,142		50%	50%

(1)	Hard rock, sand and gravel and annual production tons are shown in thousands.
(2)	Calculated based on total reserves divided by our average of 2013 and 2014 annual production.
(3)	Lease terms range from monthly to on-going with an average lease expiry of 2020.

We operate in 17 U.S. states and British Columbia, Canada, and we currently have assets in 15 states and British Columbia, Canada across our three geographic regions. The map below illustrates our geographic footprint:

Business Trends and Conditions

The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mixed concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Competition is limited in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational companies that offer a wide array of construction materials, products and related services. We estimate that approximately 65% of the aggregates in the United States are held by private companies.

Our revenue is derived from multiple end-use markets including private residential and nonresidential construction, as well as public infrastructure construction. The private construction market represented 69% and 56% of our revenue in the three months ended March 28, 2015 and fiscal year 2014, respectively, and the public infrastructure market represented 31% and 44% of our revenue in the three months ended March 28, 2015 and fiscal year 2014, respectively. In general, our aggregates, asphalt paving mix and paving services businesses are weighted towards public infrastructure projects. Our cement and ready-mixed concrete businesses serve both the private construction and public infrastructure markets.

Residential and nonresidential construction consists of new construction and repair and remodel markets. The construction sectors in the local economies in which we operate have begun to show signs of recovery. However, we could still be affected by any economic stagnation or decline, which could vary by local region and market. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical changes in construction spending, especially in the private sector. From a macroeconomic view, we see positive indicators for the construction sector, including upward trends in housing starts, construction employment and highway obligations. All of these factors should result in increased construction activity in the private sector. However, we do not expect this recovery to be consistent across the United States. Certain of our markets are showing greater, more rapid signs of recovery. Increased construction activity in the private sector could lead to increased public infrastructure spending in the relatively near future.

Public infrastructure includes spending by federal, state and local governments for roads, highways, bridges, airports and other infrastructure projects. Public infrastructure projects have historically been a relatively stable portion of state and federal budgets. Our acquisitions to date have been primarily focused in states with certain constitutional protections for transportation funding sources, which we believe limits our exposure to state and local budgetary uncertainties. Funding for the existing federal transportation funding program expired on September 30, 2014, and on August 1, 2014, a Highway Trust Fund extension bill was enacted. This bill provides funding that is expected to last through July 2015. Any additional funding or successor programs have yet to be approved. With the nation’s infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Highway construction and maintenance funding is also available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Kentucky, Utah and Missouri, which represented approximately 34%, 19%, 11%, 10% and 9%, respectively, of our total revenue in 2014) each have funds whose revenue sources have certain constitutional protections and are dedicated for transportation projects:

•	Texas Department of Transportation’s budget from 2014 to 2016 is $25.3 billion.

•	Kansas has a 10-year $8.2 billion highway bill that was passed in May 2010.

•	Kentucky’s biennial highway construction plan has funding of $3.6 billion from July 2014 to June 2016.

•	Utah’s transportation investment fund has $3.5 billion committed through 2018.

•	Missouri has an estimated $0.7 billion in annual construction funding committed to essential road and bridge programs through 2017.

Within many of our markets, state and local governments have taken actions to maintain or grow highway funding during a time of uncertainty with respect to federal funding. For example:

•	On November 4, 2014, voters in Texas passed a proposition that is expected to provide $1.7 billion of incremental funding annually to the Texas Department of Transportation. The funds must be used for construction, maintenance, rehabilitation and acquiring right-of-way for public roads.

•	The Texas legislature recently passed the largest two-year budget in the history of the Texas Department of Transportation (with growth in both new construction and maintenance). In addition, increased energy sector activity in parts of Texas has driven an increase in private construction demand, which we expect to continue. In particular, Houston and Austin, Texas have seen rapid residential demand expansion, which we expect to provide a stimulus for non-residential and public infrastructure demand, as job growth has drawn new residents.

•	Increases in heavy truck registration fees, dedicated sales tax revenue and bond issuances have enabled Kansas to maintain stability in public infrastructure spending.

•	We believe that public infrastructure spending in Kentucky, which comprises the majority of our revenue in the state, will remain consistent in the upcoming years.

•	We expect primarily maintenance-related public demand in Utah and Missouri, both of which have recently completed large spending programs.

The table below sets forth additional details regarding our five key states, including growth rates as compared to the U.S. as a whole:

		Revenue by End Market (1)(2)		Projected Industry Growth by End Market 2013 to 2018(3)
	Percentage of Our Total Revenue(1)	Residential and Nonresidential Construction	Public Infrastructure Construction	Residential Construction	Nonresidential Construction	Public Infrastructure Construction
State
Texas	34%	52%	48%	8.9%	6.8%	6.1%
Kansas	19%	41%	59%	11.6%	5.8%	3.4%
Kentucky	11%	10%	90%	12.2%	5.7%	7.2%
Utah	10%	96%	4%	7.5%	6.0%	5.8%
Missouri	9%	72%	28%	10.9%	5.8%	2.8%

Weighted average(4)				10.0%	6.2%	5.3%
United States(3)				9.1%	5.2%	4.5%

(1)	Percentages based on our revenue for the twelve months ended December 27, 2014.
(2)	Percentages based on our revenue by state for the twelve months ended December 27, 2014 and management’s estimates as to end markets.
(3)	Source: FMI Management Consulting.
(4)	Calculated using weighted average based on each state’s percentage contribution to our total revenue.

In addition to being subject to cyclical changes in the economy, our business is seasonal in nature. Substantially all of our products and services are produced, consumed and performed outdoors. Severe weather, seasonal changes and other weather-related conditions can significantly affect the production and sales volumes of our products. Typically, the highest sales and earnings are in the second and third quarters, and the lowest are in the first and fourth quarters. Winter weather months are generally periods of lower sales as we, and our customers, generally cannot cost-effectively mobilize and demobilize equipment and manpower under adverse weather conditions. Periods of heavy rainfall also adversely affect our work patterns and demand for our products. Our working capital may vary greatly during peak periods, but generally returns to average levels as our operating cycle is completed each fiscal year.

We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates, cement, ready-mixed concrete and asphalt paving mix production, natural gas for hot mix asphalt production and diesel fuel for distribution vehicles and production related mobile equipment. Liquid asphalt escalator provisions in most of our private and commercial contracts limit our exposure to price fluctuations in this commodity. We often obtain similar escalators on public infrastructure contracts. In addition, we enter into various firm purchase commitments, with terms generally less than one year, for certain raw materials. As a result of the contract escalation clauses and effective use of the firm purchase commitments, commodity prices did not have a material effect on our results of operations in the three months ended March 28, 2015 as compared to the three months ended March 29, 2014 or in the year ended December 27, 2014, as compared to the year ended December 28, 2013.

Our acquisition strategy requires capital contributions or debt financings. As of March 28, 2015 and December 27, 2014, our long-term borrowings, including the current portion and less original issue premium and discount, totaled $1,062.7 million and $1,064.9 million, respectively, and we incurred $24.1 million and $86.7 million of interest expense in the three months ended March 28, 2015 and the year ended December 27, 2014, respectively. Although the amounts borrowed and related interest expense are relatively material to us, we have been in compliance with our debt covenants and have made all required principal and interest payments. In addition, our cash flows provided by operating activities were $79.1 million in the year ended December 27, 2014, which is net of interest payments. Our senior secured revolving credit facility provides us with up to $211.7 million of borrowings, which is net of $23.3 million of outstanding letters of credit. Our senior secured revolving credit facility has been adequate to fund our seasonal working capital needs and certain acquisitions. As of March 28, 2015, we had no outstanding borrowings under our senior secured revolving credit facility. When we have made additional issuances of senior notes to fund acquisitions, we have complied with the incurrence tests in the indentures governing our senior notes.

Financial Highlights—Three Months Ended March 28, 2015

The principal factors in evaluating our financial condition and operating results for the three months ended March 28, 2015 as compared to March 29, 2014 are:

•	Revenue increased $42.9 million in the three months ended March 28, 2015 as a result of pricing and volume increases across our product lines, which includes volume contributions from 2014 acquisitions.

•	Our operating loss of $59.0 million in the three months ended March 28, 2015 was affected by $28.3 million of costs incurred in conjunction with our IPO.

•	In March 2015, we completed an IPO of our Class A common stock, the proceeds of which were used (i) to redeem $288.2 million in aggregate principal amount of our outstanding 10 1⁄2% senior notes at a redemption price of 100% and an applicable premium thereon; (ii) to purchase a portion of the noncontrolling interests of Continental Cement; (iii) to pay a one-time fee of $13.8 million in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The redemption of the senior notes occurred in April 2015.

Financial Highlights—Year Ended December 27, 2014

The principal factors in evaluating our financial condition and operating results for the year ended December 27, 2014, as compared to the year ended December 28, 2013, are:

•	Revenue increased $288.0 million in 2014 primarily driven by volume increases across our product lines and net increases in prices. The following table presents volume and average selling price changes by product:

	Percentage Change in
	Volume	Pricing
Aggregates	45.3%	(1.1)%
Cement	9.0%	7.2%
Ready-mixed concrete	135.7%	3.4%
Asphalt	8.8%	(0.4)%

•	Our operating earnings increased $117.9 million to income of $70.0 million in 2014 from a $48.0 million loss in 2013 due to the conversion of increased revenue to operating income in 2014 and $68.2 million of goodwill impairment charges in 2013. The goodwill impairment charges were a result of uncertainties in the timing of a sustained recovery in the Utah and Kentucky construction markets.

•	Cash provided by operations improved to $79.1 million in 2014, compared to $66.4 million in 2013 as a result of the improvement in operating income and partially offset by increased interest payments. In 2014, we increased our long-term debt by $375.0 million with the issuance of additional senior notes. The proceeds from the borrowings were primarily used to fund acquisitions.

Acquisitions

In addition to our organic growth, we continued to grow our business through acquisitions, completing the following transactions since 2013:

•	On June 1, 2015, we acquired all of the issued and outstanding shares of Lewis & Lewis, Inc., an integrated aggregates, asphalt and paving business in Wyoming.

•	On October 3, 2014, we purchased Concrete Supply, which included 10 ready-mixed concrete plants and two sand and gravel sites in Topeka and northeast Kansas, and a ready-mixed concrete plant in western Missouri.

•	On September 30, 2014, we acquired all of the outstanding ownership interests in Colorado County S&G, a Texas limited liability company, M & M Gravel Sales, Inc., a Texas corporation, Marek Materials Co. Operating, Ltd., a Texas limited partnership, and Marek Materials Co., L.L.C., a Texas limited liability company, which collectively supply aggregates to the west Houston, Texas markets.

•	On September 19, 2014, we acquired all of the membership interests of Southwest Ready Mix, which included two ready-mixed concrete plants and serves the downtown and southwest Houston, Texas markets.

•	On September 4, 2014, we acquired all of the issued and outstanding shares and certain shareholder notes of Rock Head Holdings Ltd. and B.I.M. Holdings Ltd., which collectively indirectly own all the shares of Mainland Sand and Gravel Ltd., a supplier of construction aggregates to the Vancouver metropolitan area based in Surrey, British Columbia.

•	On July 29, 2014, we acquired all of the assets of Canyon Redi-Mix, Inc.. The acquired assets include two ready-mixed concrete plants, which serve the Permian Basin region of West Texas.

•	On June 9, 2014, we acquired all of the membership interests of Buckhorn Materials, LLC, an aggregates quarry in South Carolina, and Construction Materials Group LLC, a sand pit in South Carolina.

•	On March 31, 2014, we acquired all of the stock of Troy Vines, an integrated aggregates and ready-mixed concrete business headquartered in Midland, Texas, which serves the Permian Basin region of West Texas.

•	On January 17, 2014, we acquired certain aggregates and ready-mixed concrete assets of Alleyton in Houston, Texas, which expands our presence in the Texas market.

•	On April 1, 2013, we acquired certain aggregates, ready-mixed concrete and asphalt assets of Lafarge in and around Wichita, Kansas, which expanded our footprint in the Wichita market across our lines of business.

•	On April 1, 2013, we acquired the membership interests of Westroc in Utah. The Westroc acquisition expanded our market coverage for aggregates and ready-mixed concrete in Utah.

Components of Operating Results

Total Revenue

We derive our revenue predominantly by selling construction materials and products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mixed concrete, asphalt paying mix and concrete products. Paving and related services that we provide are primarily asphalt paving services.

Revenue derived from construction materials sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically this occurs when products are shipped. Product revenue generally includes sales of aggregates, cement and related downstream products and other materials to customers, net of discounts or allowances and taxes, if any.

Revenue derived from paving and related services are recognized on the percentage-of-completion basis, measured by the cost incurred to date compared to estimated total cost of each project. This method is used because management considers cost incurred to be the best available measure of progress on these contracts. Due to the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change over the life of the contract.

Operating Costs and Expenses

The key components of our operating costs and expenses consist of the following:

Cost of Revenue (excluding items shown separately)

Cost of revenue consists of all production and delivery costs and primarily includes labor, repair and maintenance, utilities, raw materials, fuel, transportation, subcontractor costs, royalties and other direct costs incurred in the production and delivery of our products and services. Our cost of revenue is directly affected by fluctuations in commodity energy prices, primarily diesel fuel, liquid asphalt and other petroleum-based resources. As a result, our operating profit margins can be significantly affected by changes in the underlying cost of certain raw materials if they are not recovered through corresponding changes in revenue. We attempt to limit our exposure to changes in commodity energy prices by entering into forward purchase commitments when appropriate. In addition, we have sales price adjustment provisions that provide for adjustments based on fluctuations outside a limited range in certain energy-related production costs. These provisions are in place for most of our public infrastructure contracts, and we aggressively seek to include similar price adjustment provisions in our private contracts.

Goodwill Impairment

Goodwill impairment charges consist of the amount by which the carrying value of a reporting unit exceeds its fair value. See “—Critical Accounting Policies—Goodwill and Goodwill Impairment.”

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel costs for our sales and marketing, administration, finance and accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, rental costs, property taxes and other corporate and overhead expenses.

Transaction Costs

Transaction costs consist primarily of third party accounting, legal, valuation and financial advisory fees incurred in connection with acquisitions.

Depreciation, Depletion, Amortization and Accretion

Our business is capital intensive. We carry property, plant and equipment on our balance sheet at cost, net of applicable depreciation, depletion and amortization. Depreciation on property, plant and equipment is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The general range of depreciable lives by category, excluding mineral reserves, which are depleted based on the units of production method on a site-by-site basis, is as follows:

Buildings and improvements	7 - 40 years
Plant, machinery and equipment	20 - 40 years
Office equipment	3 - 6 years
Truck and auto fleet	5 - 10 years
Mobile equipment and barges	15 - 20 years
Landfill airspace and improvements	5 - 60 years
Other	2 - 10 years

Amortization expense is the periodic expense related to leasehold improvements and intangible assets, which were primarily acquired with certain acquisitions. The intangible assets are generally amortized on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term.

Accretion expense is the periodic expense recorded for the accrued mining reclamation liabilities and landfill closure and post-closure liabilities using the effective interest method.

Results of Operations

The following discussion of our results of operations is focused on the key financial measures we use to evaluate the performance of our business from both a consolidated and operating segment perspective. Operating income and margins are discussed in terms of changes in volume, pricing and mix of revenue source (i.e., type of product sales or service revenue). We focus on operating margin, which we define as operating income as a percentage of revenue, as a key metric when assessing the performance of the business, as we believe that analyzing changes in costs in relation to changes in revenue provides more meaningful insight into the results of operations than examining costs in isolation.

Operating income reflects our profit from continuing operations after taking into consideration cost of revenue, general and administrative expenses, depreciation, depletion, amortization and accretion and transaction costs. Cost of revenue generally increases ratably with revenue, as labor, transportation costs and subcontractor costs are recorded in cost of revenue. General and administrative costs as a percentage of revenue vary throughout the year due to the seasonality of our business. Considering the percentage of our historic growth that was derived from acquisitions and our focus on infrastructure development (finance, information technology, legal and human resources), annual general and administrative costs historically grew ratably with revenue. However, the growth in general and administrative costs stabilized in 2014. Also as a result of our revenue growth occurring primarily through acquisitions, depreciation, depletion, amortization and accretion have generally grown ratably with revenue. As volumes increase, we expect these costs, as a percentage of revenue, to decrease. Our transaction costs fluctuate with the number and size of acquisitions completed each year.

The table below includes revenue and operating (loss) income by segment for the periods indicated. Operating (loss) income by segment is computed as earnings before interest, taxes and other income / expense.

	Three months ended				Year ended
	March 28, 2015		March 29, 2014		December 27, 2014		December 28, 2013		December 29, 2012
(in thousands)	Total Revenue	Operating loss	Total Revenue	Operating loss	Total Revenue	Operating (loss) income	Total Revenue	Operating (loss) income	Total Revenue	Operating (loss) income
West	$127,674	$(185)	$94,894	$(5,106)	$665,716	$61,882	$426,195	$(47,476)	$484,922	$(6,625)
Central	56,609	(9,718)	47,542	(9,365)	391,553	44,167	329,621	39,246	302,113	37,560
East	9,704	(10,831)	8,655	(12,556)	146,962	2,201	160,385	(14,207)	139,219	(245)
Corporate(1)	—	(38,272)	—	(7,992)	—	(38,291)	—	(25,540)	—	(15,275)

Total	$193,987	$(59,006)	$151,091	$(35,019)	$1,204,231	$69,959	$916,201	($47,977)	$926,254	$15,415

(1)	Corporate results primarily consist of compensation and office expenses for employees included in our headquarters and in the three months ended March 28, 2015, $28.3 million of costs associated with our March 2015 IPO.

Non-GAAP Performance Measures

We evaluate our operating performance using metrics that we refer to as “Adjusted EBITDA” and “gross margin” which are not defined by U.S. GAAP and should not be considered as an alternative to earnings measures defined by U.S. GAAP. We define Adjusted EBITDA as EBITDA, as adjusted to exclude accretion, IPO costs, loss on debt financings and loss from discontinued operations. We define gross profit as operating income before general and administrative costs, depreciation, depletion, amortization and accretion and transaction costs and gross margin as gross profit as a percentage of revenue. We present these metrics for the convenience of investment professionals who use such metrics in their analyses. The investment community often uses Adjusted EBITDA as an indicator of a company’s ability to incur and service debt, to assess the operating performance of a company’s business and to provide a more consistent comparison of performance from period to period. We use Adjusted EBITDA and gross margin, among other metrics, to assess the operating performance of our individual segments and the consolidated company. Adjusted EBITDA and gross margin are used for certain items to provide a more consistent comparison of performance from period to period. In addition, we use a metric we refer to as “Further Adjusted EBITDA,” which we define as Adjusted EBITDA plus certain non-cash or non-operating items and the EBITDA contribution of certain recent acquisitions, to measure our compliance with debt covenants and to evaluate flexibility under certain restrictive covenants. See “—Liquidity and Capital Resources—Indebtedness” on pages 96 through 98 for more information. We do not use this metric as a measure to allocate resources.

In addition, non-GAAP financial measures are not standardized; therefore, it may not be possible to compare such financial measures with other companies’ non-GAAP financial measures having the same or similar names. We strongly encourage investors to review our consolidated interim and audited financial statements in their entirety and not rely on any single financial measure.

The tables below reconcile our net loss to Adjusted EBITDA and present Adjusted EBITDA by segment for the periods indicated:

	Three months ended		Year ended
	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Reconciliation of Net Loss to Adjusted EBITDA
(in thousands)
Net loss	$(79,837)	$(53,068)	$(6,282)	$(103,679)	$(50,577)
Income tax benefit	(4,468)	(596)	(6,983)	(2,647)	(3,920)
Interest expense	24,109	18,819	86,742	56,443	58,079
Depreciation, depletion and amortization	25,722	19,149	86,955	72,217	67,665
Accretion	404	207	871	717	625
IPO costs	28,296	—	—	—	—
Loss on debt financings	799	—	—	3,115	9,469
Goodwill impairment	—	—	—	68,202	—
Loss (income) from discontinued operations	—	20	(71)	528	3,546

Adjusted EBITDA	$(4,975)	$(15,469)	$161,232	$94,896	$84,887

Adjusted EBITDA by Segment
West	$11,869	$1,791	$96,133	$30,248	$17,774
Central	710	(423)	83,912	73,561	67,875
East	(7,867)	(9,338)	17,955	16,343	14,432
Corporate(1)	(9,687)	(7,499)	(36,768)	(25,256)	(15,194)

Adjusted EBITDA	$(4,975)	$(15,469)	$161,232	$94,896	$84,887

(1)	The decrease in Corporate Adjusted EBITDA in the year ended December 27, 2014 is due to a $3.5 million increase in transaction costs, a $1.7 million increase in monitoring fees due to our Sponsors, which are based on a percentage of earnings and were allocated as a regional expense in 2013, and an increase in labor costs from the infrastructure investment in the prior year.

	Three months ended		Year ended
	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Reconciliation of Operating (Loss) Income to Gross Profit
(in thousands)
Operating (loss) income	$(59,006)	$(35,019)	$69,959	$(47,977)	$15,415
General and administrative expenses	67,234	35,488	150,732	142,000	127,215
Goodwill impairment	—	—	—	68,202	—
Depreciation, depletion, amortization and accretion	26,126	19,356	87,826	72,934	68,290
Transaction costs	1,364	2,591	8,554	3,990	1,988

Gross profit	$35,718	$22,416	$317,071	$239,149	$212,908

Gross margin	18.4%	14.8%	26.3%	26.1%	23.0%

(1)	Gross margin improved 358 basis points in the three months ended March 28, 2015 primarily due to a shift in product mix. Our acquisitions in 2014 were materials and products businesses. As a result, and as shown in the table below, gross revenue from aggregates and ready-mixed concrete was 27.0% and 36.1%, respectively, of total gross revenue in the first quarter of 2015 compared to 20.9% and 28.0%, respectively, in the first quarter of 2014. Revenue from paving and related services, which generally has lower operating margins than the materials and products, was 22.6% of total gross revenue in the first quarter of 2015 compared to 37.0% in the first quarter of 2014.

Consolidated Results of Operations

The table below sets forth our consolidated results of operations for the periods indicated:

	Three months ended		Year ended
(in thousands)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Total revenue	$193,987	$151,091	$1,204,231	$916,201	$926,254
Cost of revenue (excluding items shown separately below)	158,269	128,675	887,160	677,052	713,346
General and administrative expenses	67,234	35,488	150,732	142,000	127,215
Goodwill impairment	—	—	—	68,202	—
Depreciation, depletion, amortization and accretion	26,126	19,356	87,826	72,934	68,290
Transaction costs	1,364	2,591	8,554	3,990	1,988

Operating (loss) income	(59,006)	(35,019)	69,959	(47,977)	15,415
Other income (expense), net	391	(194)	(3,447)	(1,737)	(1,182)
Loss on debt financings	799	—	—	3,115	9,469
Interest expense	24,109	18,819	86,742	56,443	58,079

Loss from continuing operations before taxes	(84,305)	(53,644)	(13,336)	(105,798)	(50,951)
Income tax benefit	(4,468)	(596)	(6,983)	(2,647)	(3,920)

Loss from continuing operations	(79,837)	(53,048)	(6,353)	(103,151)	(47,031)
Income (loss) from discontinued operations	—	20	(71)	528	3,546

Net loss	(79,837)	(53,068)	(6,282)	(103,679)	(50,577)

Three Months Ended March 28, 2015 Compared to Three Months Ended March 29, 2014

	Three months ended
($ in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue	$193,987	$151,091	$28.4%
Operating loss	(59,006)	(35,019)	(68.5)%
Operating margin	(30.4)%	(23.2)%
Adjusted EBITDA	$(4,975)	$(15,469)	67.8%

Revenue increased $42.9 million in the three months ended March 28, 2015, of which $20.3 million and $33.7 million was from increased sales of materials and products, respectively, offset by a $11.1 million decrease in service revenue. We had volume growth in our aggregates, cement and ready-mixed concrete lines of business, driven by the 2014 acquisitions and organic growth. We grew revenue organically by $5.5 million, or 3.6%, in the three months ended March 28, 2015.

As a vertically-integrated company, we include intercompany sales from materials to products and from products to services when assessing the operating results of our business. We refer to revenue inclusive of intercompany sales as gross revenue. These intercompany transactions are eliminated in the consolidated financial statements. Gross revenue by line of business was as follows:

	Three months ended
(in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue by product:
Aggregates	$52,337	$31,550	$20,787
Cement	11,819	7,707	4,112
Ready-mixed concrete	70,088	42,380	27,708
Asphalt	20,914	24,396	(3,482)
Paving and related services	43,899	55,857	(11,958)
Other	(5,070)	(10,799)	5,729

Total revenue	$193,987	$151,091	$42,896

Gross revenue for paving and related services decreased $12.0 million primarily as a result of decreased activity in Texas, Utah and Kansas. Detail of our volumes and average selling prices by product in the three months ended March 28, 2015 and the three months ended March 29, 2014 were as follows:

	Three months ended March 28, 2015		Three months ended March 29, 2014		Percentage Change in
	Volume(1) (in thousands)	Pricing(2)	Volume(1) (in thousands)	Pricing(2)	Volume	Pricing
Aggregates	6,089	$8.60	3,637	$8.68	67.4%	(0.9)%
Cement	124	95.52	89	86.27	39.3%	10.7%
Ready-mixed concrete	693	101.19	456	92.92	52.0%	8.9%
Asphalt	296	56.98	428	48.48	(30.8)%	17.5%

(1)	Volumes are shown in tons for aggregates, cement and asphalt and in cubic yards for ready-mixed concrete.
(2)	Pricing is shown on a per ton basis for aggregates, cement and asphalt and on a per cubic yard basis for ready-mixed concrete.

Aggregates and ready-mixed concrete volumes were positively affected by the 2014 acquisitions. Aggregate pricing was affected by lower average prices in our Canadian business and product mix in the East region. In September 2014, we acquired Mainland in British Columbia, Canada. Mainland is an aggregates business supplying sand and gravel to the Vancouver metropolitan area. Approximately half of Mainland’s volumes, or 10% of total aggregate volumes, in the three months ended March 28, 2015 reflected sand sales, which has a lower average price than hard aggregates. As a result, the average price of our aggregates decreased 0.9% despite a 4.5% price increase in our organic operations.

Our cement volumes increased 39.3% and prices increased 10.7% both driven by increased demand in our markets. The ready-mixed concrete prices benefited from the increased cement pricing leading to an 8.9% increase in ready-mixed concrete pricing. Asphalt pricing increased 17.5%, while inclement weather resulted in a 30.8% decrease in volumes. The increased pricing was largely due to a shift in product mix. In 2014, asphalt volumes included a higher percentage of base materials, which is thicker than intermediate or surface mix and has a lower selling price per ton. Prior to eliminations, the net effect of these volume and pricing changes on revenue was approximately $40.0 million and $9.1 million, respectively.

Operating income decreased $24.0 million in the three months ended March 28, 2015, Adjusted EBITDA improved $10.5 million and operating margin decreased from (23.2)% to (30.4)%, which was attributable to the following:

Operating margin — 2014	(23.2)%
IPO costs(1)	(14.6)%
Gross margin(2)	3.6%
General and administrative costs (“G&A”)(3)	3.4%
Other	0.4%

Operating margin — 2015	(30.4)%

(1)	In conjunction with our March 2015 IPO, we recognized a $14.5 million charge on the modification of our share-based awards and a $13.8 million charge on the termination of a management fee agreement with our Sponsors. The management fee agreement was terminated on March 17, 2015.
(2)	As noted above, gross margin improved primarily due to a shift in product mix. Our acquisitions in 2014 were materials and products businesses. As a result, and as shown in the table above, gross revenue from aggregates and ready-mixed concrete was 27.0% and 36.1%, respectively, of total gross revenue in the first quarter of 2015 compared to 20.9% and 28.0%, respectively, in the first quarter of 2014. Gross revenue from paving and related services, which generally has lower operating margins than the materials and products, was 22.6% of total revenue in the first quarter of 2015 compared to 37.0% in the first quarter of 2014.
(3)	Excluding the IPO costs discussed above, G&A as a percentage of revenue decreased from 23.5% to 20.1%. In the previous years, we invested in our infrastructure (finance, information technology, legal and human resources) and, as a result, we expect G&A to grow at a slower rate than revenue in 2015.

Other Financial Information

Interest expense

Interest expense increased $5.3 million in the three months ended March 28, 2015, due to the additional $260.0 million and $115.0 million of 10 1⁄2% senior notes issued in January 2014 and September 2014, respectively, which were outstanding for the entire duration of the three months ended March 28, 2015.

Segment results of operations

West Region

	Three months ended
($ in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue	$127,674	$94,894	34.5%
Operating loss	(185)	(5,106)	96.4%
Operating margin	(0.1)%	(5.4)%
Adjusted EBITDA	$11,869	1,791	562.7%

Revenue in the West region increased approximately 34.5% in the three months ended March 28, 2015 due to acquisitions and organic volume growth. Incremental revenue from acquisitions totaled $31.8 million in the three months ended March 28, 2015 and organic revenue increased $1.0 million. Gross revenue by product/service was as follows:

	Three months ended
(in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue by product:
Aggregates	$31,678	$14,820	$16,858
Ready-mixed concrete	55,938	33,186	22,752
Asphalt	19,451	21,837	(2,386)
Paving and related services	31,576	40,943	(9,367)
Other	(10,969)	(15,892)	4,923

Total revenue	$127,674	$94,894	$32,780

Gross revenue for paving and related services decreased by $9.4 million primarily as a result of decreased activity in Texas due to inclement weather. The increase in aggregates and ready-mixed concrete revenue was a result of increased volumes and pricing improvements from the 2014 acquisitions. Asphalt pricing increased 17.3%, while inclement weather resulted in a 28.6% decrease in volumes. The increased pricing was largely due to a shift in product mix. In 2014, asphalt volumes included a higher percentage of base materials. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on revenue was approximately $30.0 million and $7.2 million, respectively. The West region’s percent changes in sales volumes and pricing in the three months ended March 28, 2015 from the three months ended March 29, 2014 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	110.0%	1.8%
Ready-mixed concrete	53.4%	9.9%
Asphalt	(28.6)%	17.3%

The West region’s operating loss decreased $4.9 million and operating margin improved from (5.4)% to (0.1)%. Adjusted EBITDA increased $10.1 million. The improvement was driven by the inclusion of a full quarter of the 2014 acquisitions in the Houston and Midland/Odessa Texas and British Columbia, Canada markets and organic volume growth. The increase in operating margin was primarily attributable to the following:

Operating margin — 2014	(5.4)%
Profit improvement(1)	5.3%

Operating margin — 2015	(0.1)%

(1)	The operating margin improvement in the West region was primarily due to a shift in product mix. Our acquisitions in 2014 were materials and products businesses. As a result and as shown in the table above, gross revenue from aggregates and ready-mixed concrete was 24.8% and 43.8%, respectively, of total gross revenue in the first quarter of 2015 compared to 15.6% and 35.0%, respectively, in the first quarter of 2014. Gross revenue from paving and related services, which generally has lower operating margins than the materials and products, was 24.7% of total revenue in the first quarter of 2015 compared to 43.1% in the first quarter of 2014.

Central Region

	Three months ended
($ in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue	$56,609	$47,542	19.1%
Operating loss	(9,718)	(9,365)	(3.8)%
Operating margin	(17.2)%	(19.7)%
Adjusted EBITDA	710	(423)	267.8%

Revenue in the Central region increased $9.1 million, or 19.1%, in the three months ended March 28, 2015. Incremental revenue from acquisitions totaled $4.4 million and organic revenue growth was $4.7 million, or 9.8%, in the three months ended March 28, 2015. Gross revenue by product/service was as follows:

	Three months ended
(in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue by product:
Aggregates	$14,278	$12,121	$2,157
Cement	11,819	7,707	4,112
Ready-mixed concrete	14,150	9,194	4,956
Asphalt	1,003	2,009	(1,006)
Paving and related services	9,821	12,077	(2,256)
Other	5,538	4,434	1,104

Total revenue	$56,609	$47,542	$9,067

The $2.3 million decrease in paving and related services was driven by decreased demand for our services in Kansas. In 2015, volumes increased among the majority of the Central region’s product lines. The increase in aggregates, cement and ready-mixed concrete revenue were driven by both volume and pricing growth. Our cement volumes increased 39.3% and prices increased 10.7% both driven by increased demand in our markets. The ready-mixed concrete prices benefited from the increased cement pricing leading to a 5.6% increase in ready-mixed concrete pricing. Asphalt pricing increased 16.4%, while volumes decreased 55.6% as certain projects remained in backlog as of quarter-end. The increased pricing was largely due to a shift in product mix. In 2014, asphalt volumes included a higher percentage of base materials.

Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $8.3 million and $1.9 million, respectively. The Central region’s percent changes in sales volumes and pricing in the three months ended March 28, 2015 from the three months ended March 29, 2014 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	15.8%	1.7%
Cement	39.3%	10.7%
Ready-mixed concrete	46.2%	5.6%
Asphalt	(55.6)%	16.4%

The Central region’s operating income decreased $0.4 million, Adjusted EBITDA increased $1.1 million and operating margin decreased by 250 basis points in the three months ended March 28, 2015. The decrease in operating margin was primarily attributable to the following:

Operating margin — 2014	(19.7)%
2014 Curtailment benefit(1)	(2.3)%
Increased repair and maintenance expense at the cement plant(2)	(4.4)%
Depreciation, depletion, amortization and accretion(3)	0.8%
Pricing improvements	3.2%
Other(4)	5.2%

Operating margin — 2015	(17.2)%

(1)	A $1.3 million curtailment benefit was recognized in 2014 related to a retiree postretirement benefit plan maintained for certain union employees at our cement plant, which was amended to eliminate all future retiree health and life coverage for the remaining union employees, effective January 1, 2014.
(2)	The $2.5 million increase in repair and maintenance costs incurred were a result of phasing certain repair activities previously performed during the scheduled third quarter plant shut down to the first quarter and due to the incurrence of incremental contract labor to reduce the number of days in the shutdown.
(3)	Depreciation, depletion, amortization and accretion, as a percentage of revenue, declined from 21.5% to 19.9% in the first quarter of 2015, as the revenue growth was primarily organic.
(4)	The operating margin improvement in the Central region was largely affected by a shift in product mix. As shown in the table above, gross revenue from cement and ready-mixed concrete was 18.6% and 17.8%, respectively, of total gross revenue in the first quarter of 2015 compared to 16.2% and 19.3%, respectively, in the first quarter of 2014. Gross revenue from paving and related services, which generally has lower operating margins than the materials and products, was 17.3% of total revenue in the first quarter of 2015 compared to 25.4% in the first quarter of 2014.

East Region

	Three months ended
($ in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue	$9,704	$8,655	12.1%
Operating loss	(10,831)	(12,556)	13.7%
Operating margin	(111.6)%	(145.1)%
Adjusted EBITDA	(7,867)	(9,338)	15.8%

The East region’s revenue increased 12.1% in the three months ended March 28, 2015 primarily from increased aggregate sales. Gross revenue by product/service was as follows:

	Three months ended
(in thousands)	March 28, 2015	March 29, 2014	Variance
Revenue by product:
Aggregates	$6,381	$4,609	$1,772
Asphalt	460	550	(90)
Paving and related services	2,502	2,837	(335)
Other	361	659	(298)

Total revenue	$9,704	$8,655	$1,049

The $0.3 million decrease in paving and related services was driven by decreased demand for our services in Kentucky. Volumes and pricing were mixed in the East region as aggregate volumes increased 39.1% and pricing decreased (0.4)%. Prior to eliminations, the net effect of the volume change on revenue was approximately $1.7 million.

	Percentage Change in
	Volume	Pricing
Aggregates	39.1%	(0.4)%

In the three months ended March 28, 2015, the East region’s operating income increased $1.7 million and Adjusted EBITDA increased $1.5 million as a result of an increase in operating margin from (145.1)% in the first quarter of 2014 to (111.6)% in the first quarter of 2015. The increase in operating margin was primarily attributable to the increased aggregate volumes.

Fiscal Year 2014 Compared to 2013

($ in thousands)	2014	2013	Variance
Revenue	$1,204,231	$916,201	$288,030	31.4%
Operating income	69,959	(47,977)	117,936	245.8%
Operating margin	5.8%	(5.2)%
Adjusted EBITDA	$161,232	$94,896	$66,336	69.9%

Revenue increased $288.0 million in 2014 due to a $244.4 million and $43.6 million increase in product and service revenue, respectively. We had volume growth in each of our lines of business, driven primarily by the 2014 and 2013 acquisitions and organic growth. Organic revenue, or incremental revenue that was not derived from acquisitions, increased by $81.7 million, or 8.9%, while the remaining 22.5% of our revenue increase, or $206.3 million, was from acquisitions. Revenue in 2014 and 2013 included $133.6 million and $91.8 million, respectively, of delivery and subcontract revenue, which is recorded gross in revenue and cost of revenue.

As a vertically-integrated company, we include intercompany sales from materials to products and from products to services when assessing the operating results of our business. These intercompany transactions are eliminated in the consolidated financial statements. Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $238.8 million and $66.1 million, respectively. Revenue for paving and related services increased $50.5 million primarily as a result of increased activity in Texas, Utah and Kansas. Prior to eliminations, the revenue changes by product/service were as follows:

(in thousands)	2014	2013	Variance
Revenue by product:*
Aggregates	$229,047	$159,019	$70,028
Cement	89,911	76,211	13,700
Ready-mixed concrete	274,970	112,878	162,092
Asphalt	278,867	219,811	59,056
Paving and related services	528,817	478,280	50,537
Other	(197,381)	(129,998)	(67,383)

Total revenue	$1,204,231	$916,201	$288,030

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

Detail of consolidated percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	45.3%	(1.1)%
Cement	9.0%	7.2%
Ready-mixed concrete	135.7%	3.4%
Asphalt	8.8%	(0.4)%

In the year ended December 27, 2014, volumes increased in all of our product lines. Aggregates and ready-mixed concrete volumes were positively affected by our 2014 and 2013 acquisitions. The 1.1% net decrease in aggregate pricing was due to lower average prices from our acquisitions, partially offset by increased pricing in our organic aggregate sales. In addition, the 3.4% increase in ready-mixed concrete pricing was constrained by different pricing structures across our markets. The majority of the increase in ready-mixed volumes occurred in Texas, which has lower average selling prices than our ready-mixed concrete operations outside of Texas.

Cement volumes grew 9.0% and pricing increased 7.2% due to overall price improvements and a shift in customer mix. Cement sales in 2014 included a greater percentage of low volume, or retail, sales, which generally are sold at a higher price than sales to high-volume customers. Customer mix varies each year based on demand in the applicable markets. Asphalt volumes increased 8.8% and pricing decreased slightly by 0.4%, due to product mix and despite an increase in underlying prices. Asphalt sales in 2014 included a greater percentage of asphalt base mix, which is thicker than intermediate or surface mix, and has a lower selling price per ton.

In 2014, operating income increased $117.9 million and Adjusted EBITDA increased $66.3 million as a result of the increase in revenue discussed above and the improvement in operating margin from (5.2)% to 5.8%. The increase in operating margin was primarily attributable to the following:

Operating margin — 2013	(5.2)%
2013 Goodwill impairment(1)	5.7%
G&A(2)	3.0%
Depreciation, depletion, amortization and accretion(3)	0.7%
Transaction costs(4)	(0.3)%
Other(5)	1.9%

Operating margin — 2014	5.8%

(1)	In 2013, we recognized $68.2 million of goodwill impairment charges. Approximately $53.3 million and $14.9 million of the goodwill impairments charges were recognized in our West (Utah) and East (Kentucky) regions, respectively. The goodwill impairment was a result of a decline in the estimated fair value of certain reporting units caused by uncertainties in the timing of a sustained recovery in the Utah and Kentucky construction markets.

Revenue generated from the Utah-based operations declined 7.2% from $204.1 million in 2012 to $189.4 million in 2013, compared to $221.0 million, or a 8.3% increase, adjusted for acquisitions, that was assumed in the 2012 goodwill impairment analysis. The Utah operations incurred an operating loss of $4.5 million, excluding the goodwill impairment charge, and $13.3 million in 2013 and 2012, respectively, demonstrating an improvement in operating loss, but not yet earning operating income. The fair value estimates used in this assessment were dependent upon assumptions and estimates about the future profitability and other financial metrics of our reporting units, as well as relevant financial data, recent transactions and market valuations of comparable public companies. The increase in cash flows from 2012 to 2013 projected in the 2012 goodwill analysis assumed that an increase in housing permits and infrastructure spending in Utah would result in increased revenue for our operations. However, our revenue, and the private construction and public infrastructure spending, did not increase as projected. In the 2013 goodwill analysis, we assumed that an economic recovery in this market would be delayed beyond 2014, which resulted in a decrease in the overall valuation of the Utah operations. Subsequent to the 2013 goodwill analysis, management determined that certain cost savings measures would be required for 2014, including a reduction in G&A. Any benefits from such cost reductions were not assumed in the 2013 goodwill analysis, as they had not been fully quantified when it was completed. During the year ended December 27, 2014, the Utah-based operations’ earnings exceeded the 2014 full year earnings that were forecast in the 2013 goodwill analysis. This earnings improvement was driven by $11.8 million of G&A reductions, which was primarily a result of a 20% headcount reduction of Utah’s G&A operations and a $4.4 million loss on the disposition of certain assets in Colorado that was recognized in 2013. We believe that the risk of additional impairment of the $36.6 million of the Utah operation’s remaining goodwill is low given that the 2013 analysis assumed a delayed market recovery and did not take into consideration cost cutting measures that could be, and were, implemented in 2014.

The operating loss in the East region, which is the Kentucky reporting unit, improved from a loss of $0.2 million in 2012 to approximately break-even in 2013, excluding the goodwill impairment charge. An operating loss was incurred despite a 15.2% increase in revenue. We had expected revenue growth from public infrastructure projects to exceed that which has been realized and is expected in the near term. We also had expected operating income improvements at a greater rate than was projected at the time the 2013 goodwill analysis was performed.

After recognizing these impairment charges, the goodwill attributable to the Utah and Kentucky reporting units was $36.6 million and zero, respectively. We do not believe material uncertainty that could result in an additional impairment charge exists in these reporting units.

(2)	G&A, as a percentage of revenue, declined from 15.5% in 2013 to 12.5% in 2014. During 2013, we invested in our infrastructure (finance, information technology, legal and human resources) and expect G&A, as a percentage of revenue, to stabilize in 2015 and beyond. In addition, we incurred a $4.4 million loss on the disposition of certain assets in Colorado in 2013.
(3)	Depreciation, depletion, amortization and accretion, as a percentage of revenue, declined from 8.0% in 2013 to 7.3% in 2014. Increased investments in depreciable assets through either capital expenditures or business acquisitions generally increase depreciation expense, while assets being fully depreciated or disposed generally decrease depreciation expense. In 2014, our revenue grew approximately 22.5% from acquisitions, which exceeded the percentage increase in depreciation expense recognized from the acquisitions. As a result, depreciation, depletion, amortization and accretion, as a percentage of revenue, decreased from 2013 despite an overall increase in depreciable assets.
(4)	Transaction costs increased $4.6 million in 2014 as a result of the eight acquisitions in 2014 compared to two acquisitions in 2013.
(5)	The remaining margin improvement was primarily a result of a shift in product and customer mix. Our acquisitions in 2014 were materials and products businesses. As a result and as shown in the table above, revenue from aggregates and ready-mixed concrete was 19.0% and 22.8%, respectively, of total revenue in 2014 compared to 17.4% and 12.3%, respectively in 2013. Revenue from paving and related services, which generally has lower operating margins than the materials and products, was 43.9% of total revenue in 2014 compared to 52.2% in 2013.

Other Financial Information

Loss on Debt Financings

In February 2013, we completed a repricing of our credit facilities, which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million (the “senior secured credit facilities”), which reduced our stated term-loan interest rate by 1.0% and provided additional borrowing capacity of $25.0 million. As a result of the repricing, we recognized a loss of $3.1 million for related bank fees. We did not refinance our debt in 2014.

Segment Results of Operations

West Region

($ in thousands)	2014	2013	Variance
Revenue	$665,716	$426,195	$239,521	56.2%
Operating income (loss)	61,882	(47,476)	109,358	230.3%
Operating margin	9.3%	(11.1)%
Adjusted EBITDA	$96,133	$30,248	$65,885	217.8%

Revenue in the West region increased $239.5 million, or 56.2%, in 2014 due primarily to acquisitions and organic revenue growth. Organic revenue growth accounted for approximately 11.7%, or $49.7 million, of the increase in revenue, and acquisitions accounted for 44.5%, or $189.8 million, of the increase in revenue. Of the total $239.5 million revenue increase, $209.6 million was attributable to product revenue and $29.9 million was attributable to increased service revenue, which is primarily paving and related services, but also includes certain other revenues earned. Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $239.0 million and $(0.4) million, respectively. Revenue for paving and related services increased by $35.9 million primarily as a result of increased activity in Texas and Utah. Prior to eliminations, the revenue changes by product/service were as follows:

(in thousands)	2014	2013	Variance
Revenue by product:*
Aggregates	$106,443	$46,645	$59,798
Ready-mixed concrete	213,588	61,780	151,808
Asphalt	168,227	141,271	26,956
Paving and related services	295,556	259,630	35,926
Other	(118,098)	(83,131)	(34,967)

Total revenue	$665,716	$426,195	$239,521

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

In 2014, the West region’s aggregates, ready-mixed concrete and asphalt volumes increased and pricing of aggregates improved. Ready-mixed concrete pricing declined as a result of the 2014 acquisitions in Texas, as ready-mixed concrete prices in the Texas markets are lower than in our markets outside of Texas. Asphalt pricing declined 0.5% due to product mix and despite an increase in underlying prices. Asphalt sales in 2014 included a greater percentage of asphalt base mix, which is thicker than intermediate or surface mix, and has a lower selling price. The West region’s percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	125.8%	1.1%
Ready-mixed concrete	247.2%	(0.3)%
Asphalt	8.0%	(0.5)%

The West region’s operating income increased $109.4 million and operating margin improved from (11.1)% in 2013 to 9.3% in 2014. The improvement was primarily driven by the 2014 acquisitions in the Houston and Midland/Odessa Texas markets and organic volume growth. The increase in operating margin was primarily attributable to the following:

Operating margin — 2013	(11.1)%
Goodwill impairment(1)	8.0%
G&A(2)	5.7%
Depreciation, depletion, amortization and accretion(3)	0.7%
Other(4)	6.0%

Operating margin — 2014	9.3%

(1)	A $53.3 million goodwill impairment charge in 2013 from a decline in the estimated fair value of our reporting unit based in Utah caused by uncertainties in the timing of a sustained recovery in the Utah construction market.
(2)	G&A, as a percentage of revenue, declined from 15.6% to 9.9% in 2014. During 2014, we reduced G&A in the Utah-based operations by $11.8 million, which was primarily a result of a 20% headcount reduction of Utah’s G&A operations and $4.4 million loss in 2013 on the disposition of certain assets in Colorado. These G&A reductions were partially offset by increases resulting from the 2014 acquisitions in the West region.
(3)	Depreciation, depletion, amortization and accretion, as a percentage of revenue, declined from 5.7% to 5.0% in 2014. In 2014, our revenue grew approximately 44.5% from acquisitions, which exceeded the percentage increase in depreciation expense recognized from the 2014 acquisitions. As a result, depreciation, depletion, amortization and accretion increased at less of a rate than revenue.
(4)	The remaining margin improvement was primarily a result of a shift in product and customer mix. Our acquisitions in 2014 were materials and products businesses. As a result and as shown in the table above, revenue from aggregates and ready-mixed concrete was 16.0% and 32.1%, respectively, of total revenue in 2014 compared to 10.9% and 14.5%, respectively in 2013. Revenue from paving and related services, which generally has lower operating margins than the materials and products, was 44.4% of total revenue in 2014 compared to 60.9% in 2013.

Central Region

($ in thousands)	2014	2013	Variance
Revenue	$391,553	$329,621	$61,932	18.8%
Operating income	44,167	39,246	4,921	12.5%
Operating margin	11.3%	11.9%
Adjusted EBITDA	$83,912	$73,561	$10,351	14.1%

Revenue in the Central region increased $61.9 million, or 18.8%, in 2014 due primarily to organic revenue growth and acquisitions. Organic growth accounted for approximately 15.1%, or $49.6 million, of the increase in 2014, and incremental revenue from acquisitions accounted for approximately 3.7%, or $12.3 million in 2014. Of the total $61.9 million revenue increase, $38.8 million was attributable to increased product revenue and $23.1 million was attributable to increased service revenue, which is primarily paving and related services, but also includes certain other revenues earned. Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $31.1 million and $11.3 million, respectively. The $27.3 million increase in paving and related services was driven by increased demand for our services in Kansas. Prior to eliminations, the revenue changes by product/service were as follows:

(in thousands)	2014	2013	Variance
Revenue by product:*
Aggregates	$80,038	$72,130	$7,908
Cement	89,911	76,211	13,700
Ready-mixed concrete	61,383	51,098	10,285
Asphalt	38,522	28,004	10,518
Paving and related services	129,822	102,542	27,280
Other	(8,123)	(364)	(7,759)

Total revenue	$391,553	$329,621	$61,932

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

In 2014, volumes increased among all of the Central region’s product lines. The increase in aggregates and asphalt volumes were due to strong, primarily organic, demand in our Kansas markets. Cement volumes increased 9.0% and prices increased 7.2% due to overall price improvements and a shift in customer mix. Cement sales in 2014 included a greater percentage of low volume, or retail, sales, which generally are sold at a higher price than sales to high-volume customers. Customer mix varies each year based on demand in the applicable markets. Overall, product pricing increased, while asphalt pricing declined due to a change in product mix. The Central region’s percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	Percentage Change in
	Volume	Pricing
Aggregates	8.2%	2.0%
Cement	9.0%	7.2%
Ready-mixed concrete	10.3%	8.8%
Asphalt	38.3%	(3.9)%

The Central region’s operating income increased $4.9 million and operating margin decreased by 60 basis points in 2014. Operating income was positively affected by the volume growth in each line of business, synergies realized from the April 1, 2013 acquisition of the Lafarge-Wichita assets, a $1.3 million curtailment benefit recognized in 2014 related to a retiree postretirement benefit plan maintained for certain union employees and a $0.8 million charge recognized in 2013 to remove a sunken barge from the Mississippi River. These profit improvements were somewhat offset by increased repair and maintenance expense at the cement plant and a $1.4 million impairment charge on inventory. The decrease in operating margin was primarily attributable to the following:

Operating margin — 2013	11.9%
Curtailment benefit(1)	0.3%
2013 charge to remove barge from waterway(2)	0.2%
Inventory impairment(3)	(0.3)%
Cement production costs/plant repairs(4)	(0.8)%

Operating margin — 2014	11.3%

(1)	A $1.3 million curtailment benefit was recognized in 2014 related to a retiree postretirement benefit plan maintained for certain union employees at our cement plant, which was amended to eliminate all future retiree health and life coverage for the remaining union employees, effective January 1, 2014.

(2)	A $1.8 million charge was recognized in 2013 to remove a sunken barge from the Mississippi River. No charges for the barge removal were recognized in 2014.
(3)	During 2014, $1.4 million of impairment charges were recognized on inventory in the Central region.
(4)	During 2014, we recognized $3.3 million of additional repair and maintenance and production costs at our cement plant as compared to 2013.

East Region

($ in thousands)	2014	2013	Variance
Revenue	$146,962	$160,385	$(13,423)	(8.4)%
Operating income (loss)	2,201	(14,207)	16,408	115.5%
Operating margin	1.5%	(8.9)%
Adjusted EBITDA	$17,955	$16,343	$1,612	9.9%

The East region’s revenue decreased $13.4 million, or 8.4%, in 2014 due primarily to a decrease in revenue related to paving and related services as we continue to exit low margin projects. Of the total $13.4 million revenue decrease $3.9 million was from decreased product revenue and $9.5 million from decreased service revenue, which is primarily paving and related services, but also includes certain other revenues earned. Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $(31.3) million and $55.2 million, respectively. The $12.7 million decrease in paving and related services was driven by decreased demand for our services in Kentucky. Prior to eliminations, the revenue changes by product/service were as follows:

(in thousands)	2014	2013	Variance
Revenue by product:*
Aggregates	$42,566	$40,244	$2,322
Asphalt	72,118	50,536	21,582
Paving and related services	103,440	116,108	(12,668)
Other	(71,162)	(46,503)	(24,659)

Total revenue	$146,962	$160,385	$(13,423)

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

Volumes and pricing were mixed in the East region due to a shift in product mix that drove a 4.7% volume and 1.0% pricing increase in aggregates and a 3.1% increase in asphalt pricing, but asphalt volumes were down 6.0%. The East region’s percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregates	4.7%	1.0%
Asphalt	(6.0)%	3.1%

In 2014, the East region’s operating income increased $16.4 million and Adjusted EBITDA increased $1.6 million as a result of an increase in operating margin from (8.9)% in 2013 to 1.5% in 2014. The increase in operating margin was primarily attributable to the following:

Operating margin — 2013	(8.9)%
Goodwill impairment(1)	10.2%
Other	0.2%

Operating margin — 2014	1.5%

(1)	In 2013, we recognized a $14.9 million goodwill impairment charge from a decline in the estimated fair value of the reporting unit caused by uncertainties in the timing of a sustained recovery in the Kentucky construction market.

Fiscal Year 2013 Compared to 2012

($ in thousands)	2013	2012	Variance
Total revenue	$916,201	$926,254	$(10,053)	(1.1)%
Operating (loss) income	(47,977)	15,415	(63,392)	(411.2)%
Operating margin	(5.2)%	1.7%
Adjusted EBITDA	$94,896	$84,887	$10,009	11.8%

Revenue decreased $10.1 million in 2013 due to a $14.9 million decline in service revenue, partially offset by a $4.8 million increase in product revenue. The $14.9 million decrease in service revenue, which is primarily paving and related services, but also includes certain other revenues earned, was a result of an increased focus on higher-margin, lower-volume paving projects and completion of low-margin projects, such as grading and structural work. In 2012, we completed certain construction projects that provided significant revenue, but at below-average margins, including a project in Austin, Texas that contributed $47.5 million of revenue in 2012. The decreased service revenue primarily occurred in our Utah and Texas operations. Revenue in 2013 and 2012 included $91.8 million and $98.4 million, respectively, of delivery and subcontract revenue, which is recorded gross in revenue and cost of revenue.

Aggregates and ready-mixed concrete volumes were positively affected from the April 1, 2013 acquisitions of the Lafarge-Wichita assets and Westroc near Salt Lake City, Utah. Our cement volumes decreased 4.1% due primarily to lower volumes in the fourth quarter of 2013, as compared to the fourth quarter of 2012. Adverse weather in 2013, compared to much dryer weather in 2012, and an increased focus on higher-margin, lower-volume paving projects largely offset the effect of the acquisitions and drove the decline in asphalt volumes.

Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately ($33.1) million and $32.9 million, respectively. Revenue for paving and related services decreased by $26.9 million primarily as a result of the completion of certain construction projects, primarily in Texas, which provided significant revenue, but at below-average margins. Revenue changes by product/service were as follows:

(in thousands)	2013	2012	Variance
Revenue by product:*
Aggregates	$159,019	$146,991	$12,028
Cement	76,211	77,676	(1,465)
Ready-mixed concrete	112,878	100,941	11,937
Asphalt	219,811	242,458	(22,647)
Paving and related services	478,280	505,189	(26,909)
Other	(129,998)	(147,001)	17,003

Total revenue	$916,201	$926,254	$(10,053)

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

Detail of consolidated percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregates	4.5%	7.4%
Cement	(4.1%)	3.4%
Ready-mixed concrete	9.2%	3.6%
Asphalt	(13.8%)	4.8%

In 2013, operating (loss) income decreased $63.4 million and Adjusted EBITDA increased $10.0 million as a result of a 690 basis point decrease in operating margin. The decrease in operating profit and margin was primarily attributable to goodwill impairment charges recognized in 2013. The decrease in operating margin was primarily attributable to the following:

Operating margin — 2012	1.7%
Goodwill impairment(1)	(7.4)%
2013 charge to remove barge from waterway(2)	(0.1)%
Transaction costs(3)	(0.2)%
2012 loss on indemnification agreement(4)	0.9%
Other	(0.1)%

Operating margin — 2013	(5.2)%

(1)	In 2013, we recognized $68.2 million of goodwill impairment charges. Approximately $53.3 million and $14.9 million of the goodwill impairments charges were recognized in our West (Utah) and East (Kentucky) regions, respectively. The goodwill impairment was a result of a decline in the estimated fair value of certain reporting units caused by uncertainties in the timing of a sustained recovery in the Utah and Kentucky construction markets.

Revenue generated from the Utah-based operations declined 7.2% from $204.1 million in 2012 to $189.4 million in 2013, compared to $221.0 million, or a 8.3% increase, adjusted for acquisitions, that was assumed in the 2012 goodwill impairment analysis. The Utah operations incurred an operating loss of $4.5 million, excluding the goodwill impairment charge, and $13.3 million in 2013 and 2012, respectively, demonstrating an improvement in operating loss, but not yet earning operating income. The fair value estimates used in this assessment were dependent upon assumptions and estimates about the future profitability and other financial metrics of our reporting units, as well as relevant financial data, recent transactions and market valuations of comparable public companies. The increase in cash flows from 2012 to 2013 projected in the 2012 goodwill analysis assumed that an increase in housing permits and infrastructure spending in Utah would result in increased revenue for our operations. However, our revenue, and the private construction and public infrastructure spending, did not increase as projected. In the 2013 goodwill analysis, we assumed that an economic recovery in this market would be delayed beyond 2014, which resulted in a decrease in the overall valuation of the Utah operations. Subsequent to the 2013 goodwill analysis, management determined that certain cost savings measures would be required for 2014, including a reduction in G&A. Any benefits from such cost reductions were not assumed in the 2013 goodwill analysis, as they had not been fully quantified when it was completed. At year ended December 27, 2014, the Utah-based operations’ earnings have exceeded the 2014 full year earnings that were forecast in the 2013 goodwill analysis. This earnings improvement was driven by $11.8 million of G&A reductions, which was primarily a result of a 20% headcount reduction of Utah’s G&A operations, and a $4.4 million loss on the disposition of certain assets in Colorado that was recognized in the nine months ended September 28, 2013. We believe that the risk of additional impairment of the $36.6 million of the Utah operation’s remaining goodwill is low given that the 2013 analysis assumed a delayed market recovery and did not take into consideration cost cutting measures that could be, and were, implemented in 2014.

The operating loss in the East region, which is the Kentucky reporting unit, improved from a loss of $0.2 million in 2012 to approximately break-even in 2013, excluding the goodwill impairment charge. An operating loss was incurred despite a 15.2% increase in revenue. We had expected revenue growth from public infrastructure projects to exceed that which has been realized and is expected in the near term. We also had expected operating income improvements at a greater rate than was projected at the time the 2013 goodwill analysis was performed.

After recognizing these impairment charges, the goodwill attributable to the Utah and Kentucky reporting units was $36.6 million and zero, respectively. We do not believe material uncertainty that could result in an additional impairment charge exists in these reporting units.

(2)	In 2013, a $0.8 million charge was recognized to remove a sunken barge from the Mississippi River.
(3)	Transaction costs increased $2.0 million in 2013 as a result of the April 1, 2013 Lafarge-Wichita and Westroc acquisitions and costs incurred in advance of the January 17, 2014 Alleyton acquisition.
(4)	In 2012, we recognized a $8.0 million loss on an indemnification agreement.

Other Financial Information

Loss on Debt Financings

In February 2013, we completed a repricing of our senior secured credit facilities, which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million, which reduced our stated term-loan interest rate by 1.0% and provided additional borrowing capacity of $25.0 million. As a result of the repricing, we recognized a loss of $3.1 million for related bank fees. In January 2012, we refinanced our debt existing at that time, resulting in a net loss of $9.5 million. Both the repricing and the refinancing were accounted for as partial extinguishments.

Discontinued Operations

As part of our strategy to focus on our core business as a construction materials company, we have exited certain activities, including certain concrete paving operations, our railroad construction and maintenance operations (the “railroad business”), which involved building and repairing railroad sidings, and our environmental remediation operations (the “environmental remediation business”), which primarily involved the repair of retaining walls along highways in Kentucky and the removal and remediation of underground fuel storage tanks. The concrete paving operations were wound down in the second quarter of 2013, and all assets have been sold. The railroad and environmental remediation businesses were sold in 2012 in separate transactions for aggregate proceeds of $3.1 million.

The results of these operations have been removed from the results of continuing operations for all periods presented. Prior to recognition as discontinued operations, all of these businesses were included in the East region’s operations. Revenue from these discontinued operations was $3.9 million in 2013 and $50.2 million in 2012. The loss from discontinued operations was $0.5 million in 2013 and $3.5 million in 2012.

Segment Results of Operations

West Region

($ in thousands)	2013	2012	Variance
Total revenue	$426,195	$484,922	$(58,727)	(12.1)%
Operating loss	(47,476)	(6,625)	(40,851)	616.6%
Operating margin	(11.1)%	(1.4)%
Adjusted EBITDA	$30,248	$17,774	$12,474	70.2%

Revenue in the West region decreased $58.7 million in 2013 due to a $6.2 million decline in product revenue and a $52.5 million decline in service revenue, which is primarily paving and related services, but also includes certain other revenues earned. The $52.5 million decrease in paving and related services was a result of an increased focus on higher-margin, lower-volume paving projects and completion of low-margin projects, such as grading and structural work. In 2012, we completed certain construction projects that provided significant revenue, but at below-average margins, including a project in Austin, Texas that contributed $47.5 million of revenue in 2012.

Prior to eliminations, the net effect of volume and pricing changes on revenue was approximately $(44.6) million and $26.3 million, respectively. Revenue for paving and related services decreased by $69.6 million primarily as a result of completing certain construction projects which provided significant revenue, but at below-average margins, including a project in Austin, Texas that contributed $47.5 million of revenue in 2012. Revenue changes by product/service were as follows:

(in thousands)	2013	2012	Variance
Revenue by product:*
Aggregates	$46,645	$41,409	$5,236
Ready-mixed concrete	61,780	52,982	8,798
Asphalt	141,271	173,571	(32,300)
Paving and related services	259,630	329,268	(69,638)
Other	(83,131)	(112,308)	(29,177)

Total revenue	$426,195	$484,922	$(58,727)

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

The effect on revenue from the decrease in asphalt volumes was partially offset by improved pricing across our products lines and increased aggregate and ready-mixed concrete volumes from the April 1, 2013 Westroc acquisition. The West region’s percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregates	2.8%	9.5%
Ready-mixed concrete	12.7%	5.8%
Asphalt	(24.5%)	7.8%

In 2013, the West region’s operating loss increased $40.9 million and Adjusted EBITDA increased $12.5 million as a result of a decrease in operating margin from (1.4)% in 2012 to (11.1)% in 2013. The decrease in operating profit and margin was primarily attributable to a goodwill impairment charge recognized in 2013. The decrease in operating margin was primarily attributable to the following:

Operating margin — 2012	(1.4)%
Goodwill impairment(1)	(12.5)%
Disposition of certain Colorado assets(2)	(1.0)%
2012 loss on indemnification agreement(3)	1.9%
Other(4)	1.9%

Operating margin — 2013	(11.1)%

(1)	A $53.3 million goodwill impairment charge from a decline in the estimated fair value of our reporting unit based in Utah caused by uncertainties in the timing of a sustained recovery in the Utah construction market. Excluding the goodwill impairment charge, operating earnings improved $12.4 million, and operating margin improved 280 basis points in 2013 from 2012.

(2)	A $4.4 million loss in 2013 on the disposition of certain assets in Colorado.
(3)	These charges were partially offset by an $8.0 million loss on an indemnification agreement in 2012.
(4)	The remaining margin improvement was primarily a result of a shift in product and customer mix. In 2013, we increased our focus on higher margin, lower-volume paving projects and completed certain low-margin projects, such as grading and structural work. In 2012, we completed certain construction projects that provided significant revenue, but at below-average margins, including a project in Austin, Texas that contributed $47.5 million of revenue in 2012. As shown in the table above, revenue from paving and related services was 67.9% of the West region’s revenue in 2012 compared to 60.9% in 2013. Aggregates and ready-mixed concrete were 10.9% and 14.5%, respectively, of 2013 revenue compared to 8.5% and 10.9%, respectively, in 2012.

Central Region

($ in thousands)	2013	2012	Variance
Total revenue	$329,621	$302,113	$27,508	9.1%
Operating income	39,246	37,560	1,686	4.5%
Operating margin	11.9%	12.4%
Adjusted EBITDA	$73,561	$67,875	$5,686	8.4%

Revenue in the Central region increased $27.5 million in 2013 due to an $8.1 million increase in product revenue and a $19.4 million increase in service revenue, which is primarily paving and related services, but also includes certain other revenues earned.

The acquisition of the Lafarge assets in and around Wichita, Kansas contributed to the increases in aggregates, ready-mixed concrete and asphalt volumes. Asphalt prices decreased 1.9% from 2012 due to a concentration of higher grade asphalt mixes in 2012, which commanded a higher price due to higher material input cost. Cement volumes decreased 4.1% with a 3.4% price increase. Price and volume variances across the Central region’s products increased revenue by $6.4 million and $10.2 million in 2013, respectively. The remaining revenue increase in 2013 was primarily due to paving and related projects.

Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $6.9 million and $4.3 million, respectively. The $21.7 million increase in paving and related services was driven by increased demand for our services in Kansas. Revenue changes by product/service were as follows:

(in thousands)	2013	2012	Variance
Revenue by product:*
Aggregates	$72,130	$67,895	$4,235
Cement	76,211	77,676	(1,465)
Ready-mixed concrete	51,098	47,959	3,139
Asphalt	28,004	22,697	5,307
Paving and related services	102,542	80,882	21,660
Other	(364)	5,004	(5,368)

Total revenue	$329,621	$302,113	$27,508

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

The Central region’s percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregates	7.9%	5.5%
Cement	(4.1%)	3.4%
Ready-mixed concrete	5.6%	1.0%
Asphalt	25.9%	(1.9%)

In 2013, the Central region’s operating income increased $1.6 million and Adjusted EBITDA increased $5.7 million as a result of increased revenue, partially offset by a 50 basis point decrease in operating margin. The decrease in operating margin was primarily attributable to the following:

Operating margin — 2012	12.4%
2013 charge to remove barge from waterway(1)	(0.2)%
Other	(0.3)%

Operating margin — 2013	11.9%

(1)	A $0.8 million charge was recognized in 2013 to remove a sunken barge from the Mississippi River.

East Region

($ in thousands)	2013	2012	Variance
Total revenue	$160,385	$139,219	$21,166	15.2%
Operating loss	(14,207)	(245)	(13,962)	5,698.8%
Operating margin	(8.9)%	(0.2)%
Adjusted EBITDA	$16,343	$14,432	$1,911	13.2%

Revenue in the East region increased $21.1 million in 2013 due to a $2.9 million increase in product revenue and an $18.2 million increase in service revenue, which is primarily paving and related services, but also includes certain other revenues earned.

Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $4.6 million and $2.3 million, respectively. The $21.1 million increase in paving and related services was driven by increased demand for our services in Kentucky. Revenue changes by product/service were as follows:

(in thousands)	2013	2012	Variance
Revenue by product:*
Aggregates	$40,244	$37,687	$2,557
Asphalt	50,536	46,190	4,346
Paving and related services	116,108	95,039	21,069
Other	(46,503)	(39,697)	(6,806)

Total revenue	$160,385	$139,219	$21,166

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

The East region’s percent changes in sales volumes and pricing from 2012 to 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregates	1.2%	8.0%
Asphalt	9.3%	(1.4%)

In 2013, the East region’s operating loss increased $14.0 million and Adjusted EBITDA increased $1.9 million as a result of a decrease in operating margin from (0.2)% in 2012 to (8.9)% in 2013. The decrease in operating margin was primarily attributable to the following:

Operating margin — 2012	(0.2)%
Goodwill impairment(1)	(9.3)%
Other(2)	0.6%

Operating margin — 2013	(8.9)%

(1)	In 2013, we recognized a $14.9 million goodwill impairment charge from a decline in the estimated fair value of the reporting unit caused by uncertainties in the timing of a sustained recovery in the Kentucky construction market.
(2)	In 2013, we implemented various cost savings initiatives, including headcount reductions of approximately 60 salaried employees. We intend to continue to reduce operating costs with the objective of generating operating income in the East region. The goodwill impairment charge of $14.9 million is not expected to reoccur and, absent that charge, the operating loss in 2013 would have been operating income.

Liquidity and Capital Resources

Our primary sources of liquidity include cash on-hand, cash provided by our operations, amounts available for borrowing under our credit facilities and capital-raising activities in the debt and equity capital markets. See “Description of Certain Indebtedness.” As of March 28, 2015, we had $315.0 million in cash and working capital of $399.2 million as compared to cash and working capital of $13.2 million and $80.4 million, respectively, at December 27, 2014. Working capital is calculated as current assets less current liabilities. Included in our cash balance at March 28, 2015 was a portion of the proceeds from the IPO, which were used to pay down $288.2 million in aggregate principal amount of the outstanding senior notes and the related fees and accrued interest in April 2015. There were no restricted cash balances as of March 28, 2015 or December 27, 2014. Our remaining borrowing capacity on our senior secured revolving credit facility as of March 28, 2015 was $211.7 million, which is net of $23.3 million of outstanding letters of credit, and was fully available to us within the terms and covenant requirements of our credit agreement.

Given the seasonality of our business, we typically experience significant fluctuations in working capital needs and balances throughout the year. Our working capital requirements generally increase during the first half of the year as we build up inventory and focus on repair and maintenance and other set-up costs for the upcoming season. Working capital levels then decrease as the construction season winds down and we enter the winter months, which is when we see significant inflows of cash from the collection of receivables. For example, net cash used for operating activities in the three months ended March 29, 2014 was $50.4 million, compared to full year 2014 net cash provided by operating activities of $79.1 million. Net cash used for operating activities in the three months ended March 28, 2015 was $61.5 million.

We believe we have access to sufficient financial resources from our liquidity sources to fund our business and operations, including contractual obligations, capital expenditures and debt service obligations, for at least the next twelve months. Our growth strategy contemplates future acquisitions for which we believe we have sufficient access to capital. To finance future acquisitions, particularly larger acquisitions, we may raise additional equity capital and indebtedness. Any such additional indebtedness would increase our leverage. See “Risk Factors—Risks Related to Our Indebtedness.”

Indebtedness

Please refer to “Description of Certain Indebtedness” and the notes to the consolidated financial statements found elsewhere in this prospectus for detailed information regarding our long-term debt and senior secured revolving credit facility, scheduled maturities of long-term debt and affirmative and negative covenants. Among other things, we are currently required to maintain a consolidated first lien net leverage ratio that is no greater than 4.50 to 1.00 and upon entering into our new term loan facility upon the consummation of the Davenport Acquisition, we will be required to maintain a consolidated first lien net leverage ratio that is no greater than 4.75 to 1.00. Our first lien net leverage ratio, for purposes of the senior secured credit facilities, is calculated following each quarter and is based on information for the most recently ended four fiscal quarters for which internal financial information is available by dividing our consolidated first lien net debt as of the end of such period by our consolidated EBITDA for such period. Consolidated EBITDA for purposes of our senior secured credit facilities is calculated in accordance with our presentation of Further Adjusted EBITDA below. Upon consummation of the Davenport Acquisition, the results of operations of the Lafarge Target Business will be included on a pro forma basis in our calculation of Further Adjusted EBITDA for purposes of covenant compliance. Accordingly, Adjusted EBITDA and Further Adjusted EBITDA for the Lafarge Target Business is also presented below.

For the twelve months ended March 28, 2015 and December 27, 2014, our consolidated first lien net leverage ratio was 0.64 to 1.00 and 2.05 to 1.00, respectively, based on consolidated first lien net debt of $135.2 million and $434.0 million as of March 28, 2015 and December 27, 2014, respectively, divided by Further Adjusted EBITDA of $212.8 million and $212.1 million for the twelve months ended March 28, 2015 and December 27, 2014, respectively. As of March 28, 2015 and December 27, 2014, we were in compliance with all debt covenants.

The following table sets forth a reconciliation of Summit Materials’ net loss to Adjusted EBITDA and Further Adjusted EBITDA for the periods indicated, in each case before giving pro forma effect to the Davenport Acquisition. Adjusted EBITDA and Further Adjusted EBITDA are not U.S. GAAP measures and should not be considered in isolation, or as a substitute for our results as reported under U.S. GAAP.

	Twelve Months Ended March 28, 2015(a)	Three Months Ended		Year Ended
(in thousands)		March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013
Summit Materials’ net loss	$(33,051)	$(79,837)	$(53,068)	$(6,282)	$(103,679)
Interest expense	92,032	24,109	18,819	86,742	56,443
Income tax benefit	(10,855)	(4,468)	(596)	(6,983)	(2,647)
Depreciation, depletion and amortization	93,528	25,722	19,149	86,955	72,217
Accretion	1,068	404	207	871	717
IPO costs	28,296	28,296	—	—	—
Loss on debt financings	799	799	—	—	3,115
Goodwill impairment	—	—	—	—	68,202
Discontinued operations(b)	(91)	—	20	(71)	528

Summit Materials’ Adjusted EBITDA	$171,726	$(4,975)	$(15,469)	$161,232	$94,896

Acquisition transaction expenses(c)	7,327	1,365	2,592	8,554	3,990
Management fees and expenses(d)	5,011	993	915	4,933	2,620
Strategic fees and initiatives(e)	141	—	278	419	3,887
Non-cash compensation(f)	2,434	766	567	2,235	2,315
Loss on disposal and impairment of assets(g)	8,640	—	95	8,735	12,419
Severance and relocation costs	754	—	409	1,163	2,755
Other(h)	3,377	498	(1,117)	1,762	7,165
EBITDA for certain completed acquisitions(i)	13,389	—	9,716	23,105	(1,596)

Summit Materials’ Further Adjusted EBITDA	$212,799	$(1,353)	$(2,014)	$212,138	$128,451

(a)	The statement of operations data for the twelve months ended March 28, 2015, which are unaudited, have been calculated by subtracting the data for the three months ended March 29, 2014 from the data for the year ended December 27, 2014, and adding the data for the three months ended March 28, 2015. This presentation is not in accordance with U.S. GAAP. However, we use trailing four quarter financial data to test compliance with covenants under our senior secured credit facilities.
(b)	Represents certain concrete paving operations and railroad construction and repair operations that we have exited.
(c)	Represents the transaction expenses associated with past acquisitions and potential acquisitions, consisting primarily of accounting, legal, valuation and financial advisory fees for the acquisitions that were completed in the periods presented.
(d)	Represents certain fees paid and expenses reimbursed to affiliates of our Sponsors. See “Certain Relationships and Related Person Transactions—Transaction and Management Fee Agreement.”
(e)	Represents incurred “costs of” strategic initiatives we put in place, including costs incurred to finance effectiveness improvements and information technology start-up costs. We cannot assure you that we will achieve the synergies that we anticipate achieving in connection with these strategic initiatives.
(f)	Represents non-cash equity-based compensation granted to executives and other members of senior management.
(g)	Represents the loss recognized on assets identified for disposal, net of gains realized on asset sales.
(h)	Includes non-recurring or one time income and expense items that were incurred outside normal operating activities such as integration costs, unrealized currency gains and losses and interest, tax and depreciation on unconsolidated joint ventures.

(i)	The adjustment for the last twelve months ended March 28, 2015 represents the EBITDA for the period from March 30, 2014 to the respective dates of acquisition for the Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland, Southwest Ready Mix, Colorado County S&G and Concrete Supply acquisitions. The adjustment for the year ended December 27, 2014 represents the EBITDA for the period from December 29, 2013 to the respective dates of acquisition for the Alleyton, Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland, Southwest Ready Mix, Colorado County S&G and Concrete Supply acquisitions. The adjustment for the year ended December 28, 2013 represents the EBITDA for the period from December 30, 2012 to the respective dates of acquisition for the Lafarge-Wichita and Westroc acquisitions.

The following table sets forth a reconciliation of the Lafarge Target Business’ net income (loss) to Adjusted EBITDA and Further Adjusted EBITDA for the Lafarge Target Business for the periods indicated. Adjusted EBITDA and Further Adjusted EBITDA are not U.S. GAAP measures and should not be considered in isolation, or as a substitute for our results as reported under U.S. GAAP.

	Twelve Months Ended March 28, 2015(a)	Three Months Ended		Year Ended December 27, 2014
(in thousands)		March 28, 2015	March 29, 2014
Lafarge Target Business net income (loss)	$18,104	$(586)	$(3,391)	$15,299
Income tax expense (benefit)	9,110	(417)	(1,729)	7,798
Depreciation and depletion	7,210	1,807	1,797	7,200
Allocated expenses(b)	20,601	3,798	3,158	19,961
Incremental general and administrative costs(c)	(6,711)	(1,996)	(1,188)	(5,902)
Supply agreements(d)	5,233	748	250	4,736
Other(e)	(171)	700	855	(16)

Lafarge Target Business Adjusted EBITDA	$53,376	$4,053	$(247)	$49,075

Synergy opportunities(f)	2,124	—	—	2,124

Lafarge Target Business Further Adjusted EBITDA	$55,500	$4,053	$(247)	$51,199

(a)	The statement of operations data for the twelve months ended March 28, 2015, which are unaudited, have been calculated by subtracting the data for the three months ended March 29, 2014 from the data for the year ended December 27, 2014, and adding the data for the three months ended March 28, 2015. This presentation is not in accordance with U.S. GAAP. However, we use trailing four quarter financial data to test compliance with covenants under our senior secured credit facilities.
(b)	Represents corporate overhead allocated to the Davenport Assets from Lafarge and Lafarge’s parent company, Lafarge S.A. These costs are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from a holding company. These allocated costs are primarily related to corporate administrative expenses, reorganization costs, employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology; accounting and finance services; marketing and contract support; customer support; treasury; facility and other corporate and infrastructural services.
(c)	Represents incremental overhead costs expected to be incurred in conjunction with the Davenport Acquisition, such as accounting, sales, pension costs, insurance and information technology costs.
(d)	Represents the EBITDA related to a supply agreement to sell third-party cement through the Davenport Terminals. This agreement will be assigned to Summit Materials as part of the Davenport Acquisition, but was not included in the Lafarge Target Business’ audited financial statements.
(e)	Represents the estimated effect from the application of Summit Materials’ accounting policies, adoption of Summit Materials’ insurance policies and an adjustment to overhead allocated to the Davenport Terminals.
(f)	Synergy opportunities include anticipated benefits from distribution efficiencies, alternative fuels optimization and sharing of operational best practices, assuming that the Davenport Acquisition had taken place at the beginning of each of the financial periods presented. We cannot assure you that we will achieve the synergy opportunities that we anticipate achieving in connection with the Davenport Acquisition.

At March 28, 2015 and December 27, 2014, $1,062.7 million and $1,064.9 million, respectively, of total debt, without giving effect to original issuance discount or premium, were outstanding under our respective debt agreements. The Issuers have issued $625.0 million aggregate principal amount of 10 1⁄2% senior notes due January 31, 2020 under an indenture dated as of January 30, 2012. The Issuers initially issued $250.0 million of senior notes on January 30, 2012. The Issuers issued an additional $260.0 million and $115.0 million of senior notes on January 17, 2014 and September 8, 2014, respectively, at a premium over their par value, receiving aggregate proceeds of $409.3 million, before payment of fees and expenses. The proceeds from the January and September 2014 issuances were used for the purchases of Alleyton and Mainland, to make payments on the senior secured revolving credit facility and for general corporate purposes.

In addition to the senior notes, Summit Materials, LLC has credit facilities that provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $235.0 million. Summit Materials’ domestic wholly-owned subsidiary companies, are named as guarantors of the senior notes and the senior secured credit facilities. Certain other partially-owned subsidiaries and the wholly-owned Canadian subsidiary, Mainland, do not guarantee the senior notes. Summit LLC has pledged substantially all of its assets as collateral for the senior secured credit facilities.

Cash Flows

The following table summarizes our net cash used for and provided by operating, investing and financing activities and our capital expenditures for the periods indicated:

	Three months ended		Year ended
(in thousands)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Net cash (used for) provided by:
Operating activities	$(61,508)	$(50,375)	$79,089	$66,412	$62,279
Investing activities	(15,243)	(200,246)	(461,280)	(111,515)	(85,340)
Financing activities	378,516	269,839	380,489	32,589	7,702
Cash paid for capital expenditures	$(17,708)	$(19,941)	$(76,162)	$(65,999)	$(45,488)

Operating Activities

During the three months ended March 28, 2015, cash used in operating activities was $61.5 million primarily as a result of:

•	Net loss of $79.8 million, adjusted for $42.2 million of non-cash expenses, including $27.4 million of depreciation, depletion, amortization and accretion and $15.2 million of share-based compensation expense.

•	$21.4 million utilized to increase inventory consistent with the seasonality of our business for which our inventory levels typically decrease in the fourth quarter in preparation for the winter slowdown and then increase during the first half of the year in preparation for the increased sales volumes in the spring and summer.

•	The timing of payments associated with accounts payable and accrued expenses utilized $30.7 million of cash in conjunction with the build-up of inventory levels and incurrence of repairs and maintenance costs to ready the business for increased sales volumes in the summer and fall. Almost all of our products are consumed and services provided outdoors. Our highest sales and earnings are normally in the spring, summer and fall months, primarily in the second and third quarters, and our lowest sales are in the winter months of the first and fourth quarters. Accordingly, during the winter months, particularly in the first quarter, our payments on accounts payable and accrued expenses outstanding from the prior year-end typically exceed new accounts payable and accrued expenses generated during the quarter, resulting in a net cash outflow. In addition, we made $39.2 million of interest payments in the three months ended March 28, 2015.

•	Offsetting these cash outlays were $30.3 million of net collections on accounts receivable. In conjunction with the seasonality of our business, the majority of our sales occur in the spring, summer and fall and we typically incur an increase in accounts receivable (net billed and unbilled) during the second and third quarters of each year. This amount is typically converted to cash in the fourth and first quarters.

During the three months ended March 29, 2014, cash used in operating activities was $50.4 million primarily as a result of:

•	Net loss of $53.1 million, adjusted for non-cash expenses of $21.3 million, including $20.8 million of depreciation, depletion, amortization and accretion.

•	The timing of payments associated with accounts payable and accrued expenses utilized $19.9 million of cash in conjunction with the build-up of inventory levels and incurrence of repairs and maintenance to prepare the business for increased sales volumes in the summer and fall. In the three months ended March 29, 2014, cash interest payments totaled $20.0 million.

•	Accounts receivable collections provided $17.0 million of cash from December 28, 2013 to March 29, 2014.

During the year ended December 27, 2014, cash provided by operating activities was $79.1 million primarily as a result of:

•	A net loss of $6.3 million, adjusted for $97.3 million of non-cash expenses, including $95.2 million of depreciation, depletion, amortization and accretion.

•	An increase in accounts receivable of $10.4 million due to favorable weather in the fourth quarter. With the seasonality of our business, the majority of our sales typically occur in the spring, summer and fall resulting in an increase in accounts receivable in the second and third quarters, which is generally collected in the fourth and first quarters. However, revenue in the fourth quarter of 2014 exceeded revenue in the second quarter of 2014, which drove an increase in accounts receivable as of December 27, 2014.

•	Approximately $5.3 million of costs incurred related to accounting, legal and other services associated with our IPO.

•	Accrued liabilities contributing $13.2 million, primarily related to a $15.2 million increase in accrued interest as a result of the 2014 issuances of $375.0 million of senior notes. We made $64.1 million of interest payments in the year ended December 27, 2014.

During the year ended December 28, 2013, cash provided by operating activities was $66.4 million primarily as a result of:

•	A net loss of $103.7 million, adjusted for non-cash expenses, including $75.9 million of depreciation, depletion, amortization and accretion, a $68.2 million goodwill impairment charge and $12.4 million from net losses on asset disposals.

•	Collection of accounts receivable providing $9.9 million of additional cash in 2013 due to an increased focus on processing billings and collecting on outstanding receivables.

During the year ended December 29, 2012, cash provided by operating activities was $62.3 million primarily as a result of:

•	A net loss of $50.6 million, adjusted for non-cash expenses, including $72.2 million of depreciation, depletion, amortization and accretion, which increased in 2012 in connection with our 2011 and 2012 acquisitions, and a $9.5 million loss on our January 2012 debt refinancing.

•	Collection of accounts receivable and costs and estimated earnings in excess of billings providing $12.1 million of additional cash due to an increased focus on processing billings and collecting on outstanding receivables.

•	Reduced payments of accounts payable and accrued expenses providing additional cash from operations, on a net basis, of $11.1 million due primarily to a $16.0 million increase in accrued interest. Our December 2012 payment was accrued at year-end 2012 and paid in the first quarter of 2013.

Investing Activities

During the three months ended March 28, 2015, cash used for investing activities was $15.2 million, which included $17.7 million of capital expenditures, offset by $2.7 million of proceeds from asset sales.

During the three months ended March 29, 2014, cash used for investing activities was $200.2 million, $182.5 million of which related to the January 17, 2014 acquisition of Alleyton in Houston, Texas. In addition, we invested $19.9 million in capital expenditures, offset by $2.2 million of proceeds from asset sales. Approximately $6.5 million of the capital expenditures were invested in our cement business in Hannibal, Missouri, for continued development of an underground mine ($3.0 million), as well as improvements made to the cement plant during the annual scheduled winter shutdown in February 2014.

During the year ended December 27, 2014, cash used for investing activities was $461.3 million, $397.9 million of which related to the 2014 Alleyton, Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland, Southwest Ready Mix, Colorado County S&G and Concrete Supply acquisitions. In addition, we invested $76.2 million in capital expenditures, offset by $13.4 million of proceeds from asset sales.

During the year ended December 28, 2013, cash used for investing activities was $111.5 million, $61.6 million of which was used for the April 1, 2013 acquisitions of certain Lafarge assets in and around Wichita, Kansas and all of the membership interests of Westroc near Salt Lake City, Utah. In addition, we invested $66.0 million in capital expenditures, offset by $16.1 million of proceeds from asset sales. Approximately $25.6 million of the capital expenditures were invested in our cement business in Hannibal, Missouri, for continued development of the underground mine ($15.3 million), a cement terminal expansion to store additional cement in St. Louis, Missouri ($2.8 million), as well as improvements made to our cement plant during the scheduled shutdowns. We also invested $6.4 million in a new hot mix asphalt plant in Austin, Texas.

During the year ended December 29, 2012, cash used for investing activities was $85.3 million. We paid $48.8 million for three acquisitions, which expanded our presence in certain of our existing markets and $45.5 million for capital expenditures. Approximately half of our 2012 capital expenditures were to replace or maintain equipment and the remaining portion reflects capital investments in the business, the most significant of which is the development of the underground mine at our cement plant. We spent $5.0 million on the underground mine development in 2012.

Financing Activities

During the three months ended March 28, 2015, cash provided by financing activities was $378.5 million, which was primarily composed of $460.0 million of proceeds from our IPO. Summit Materials, Inc. sold 25.6 million shares of Class A common stock in the first quarter of 2015, receiving $424.0 million of proceeds net of underwriter and other issuance costs. Summit Holdings utilized $35.0 million of the proceeds for the purchase of the noncontrolling interest of Continental Cement. We also made $4.0 million of payments on acquisition related liabilities and paid $4.1 million of fees and expenses for the amendment to the revolving credit facility, which was accounted for as a modification.

In April 2015, we redeemed $288.2 million aggregate principal amount of the outstanding senior notes at a redemption price equal to par plus an applicable premium of $38.2 million and $5.2 million of accrued and unpaid interest.

During the three months ended March 29, 2014, cash provided by financing activities was $269.8 million, which was primarily composed of $282.8 million net proceeds from the January 2014 issuance of $260.0 million senior notes, at a premium of $22.8 million, less fees and repayments on the revolving credit facility. Approximately $182.5 million of the funds from the borrowings were used to purchase Alleyton. The remaining funds were used to fund working capital needs. In addition, we received contributions from our member of $24.4 million and made $0.6 million of payments on acquisition-related liabilities.

During the year ended December 27, 2014, cash provided by financing activities was $380.5 million, which was primarily composed of $363.9 million of net borrowings on debt. We issued $375.0 million of senior notes in 2014 at a premium, receiving $409.3 million of aggregate proceeds. The funds from the borrowings were primarily used to purchase Alleyton and Mainland, make payments on the revolving credit facility and for general corporate purposes. In addition, we received contributions from our member of $27.6 million and made $10.9 million of payments on acquisition-related liabilities.

During the year ended December 28, 2013, cash provided by financing activities was $32.6 million, which was primarily composed of $42.4 million of net borrowings on our revolving credit facility and proceeds from the February 2013 repricing transaction, through which our outstanding borrowings increased $25.0 million. Approximately $61.6 million of the funds from the borrowings were used on April 1, 2013 to purchase certain assets of Lafarge in and around Wichita, Kansas and all of the membership interests in Westroc. The remaining funds were used for seasonal working capital requirements. In addition, we made $9.8 million of payments on acquisition-related liabilities.

During the year ended December 29, 2012, cash provided by financing activities was $7.7 million, which is primarily composed of $16.5 million of net proceeds from the January 2012 financing transactions, offset by $7.5 million of payments on acquisition-related liabilities.

Cash Paid for Capital Expenditures

We have typically invested approximately 5% to 7% of our annual revenue on capital projects and expect this trend to continue in 2015. In the three months ended March 28, 2015, we expended approximately $17.7 million in capital expenditures compared to $19.9 million in the three months ended March 29, 2014. The 2015 capital expenditures were primarily composed of various pieces of equipment and rolling stock. We estimate that we will invest between $75.0 million and $85.0 million in capital expenditures in 2015, which we have funded or expect to fund through cash on hand, cash from operations, outside financing arrangements and available borrowings under our revolving credit facility. In 2015, we expect to continue investing in Texas, including approximately $6.4 million on a new sand and gravel processing plant near Houston and $7.0 million on a new asphalt plant in San Antonio.

In 2014, we expended approximately $76.2 million compared to $66.0 million in 2013. The 2014 capital expenditures include continued development of an underground mine to extract limestone on our Hannibal, Missouri property where our cement plant is located ($6.3 million), which was substantially completed in 2014, $2.6 million of land purchases in Kansas and Kentucky and various other pieces of equipment and rolling stock.

We expended approximately $66.0 million in 2013 compared to $45.5 million in 2012. Approximately $15.3 million of the increase in capital expenditures from 2012 related to developing the underground mine in Hannibal, Missouri. We spent $15.3 million on the underground mine development in 2013.

Tax Receivable Agreement

Exchanges of LP Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Summit Holdings. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Summit Materials, Inc. would otherwise be required to pay in the future. In connection with the IPO, we entered into a tax receivable agreement with the holders of LP Units and certain other indirect pre-IPO owners that provides for the payment by Summit Materials, Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Materials, Inc. is deemed to realize as a result of (i) these increases in tax basis and (ii) our utilization of certain net operating losses of the Investor Entities and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The increases in tax basis as a result of an exchange of LP Units for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreement, are difficult to accurately estimate as they will vary depending upon a number of factors, including:

•	the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Summit Holdings at the time of each exchange;

•	the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Summit Holdings, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•	the amount of net operating losses—the amount of net operating losses of the Investor Entities at the time of any applicable merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreement; and

•	the amount and timing of our income—Summit Materials, Inc. is required to pay 85% of the cash tax savings as and when realized, if any. If Summit Materials, Inc. does not have taxable income, Summit Materials, Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no cash tax savings will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax savings that will result in payments under the tax receivable agreement.

We anticipate funding payments under the tax receivable agreement from cash flow from operations of our subsidiaries, available cash and available borrowings under our senior secured revolving credit facilities.

In addition, the tax receivable agreement provides that upon certain changes of control, Summit Materials, Inc.’s (or its successor’s) obligations would be based on certain assumptions, including that Summit Materials, Inc. would have sufficient taxable income to fully utilize the deductions arising from tax basis and other tax attributes subject to the tax receivable agreement. With respect to our obligations under the tax receivable agreement relating to previously exchanged or acquired LP Units and certain net operating losses, we would be required to make a payment equal to the present value (at a discount rate equal to one year LIBOR plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.

Furthermore, Summit Materials, Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the tax receivable agreement includes several assumptions, including that (i) any LP Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Summit Materials, Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) Summit Materials, Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to LIBOR plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to an assumed public offering price per share of Class A common stock in this offering of $     per share, which is the last reported sale price of our Class A common stock on the NYSE on July     , 2015, and that LIBOR were to be     %, we estimate that the aggregate amount of these termination payments would be approximately $     million if Summit Materials, Inc. were to exercise its termination right immediately following this offering.

As a result of the change in control provisions and the early termination right, Summit Materials, Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings that Summit Materials, Inc. realizes in respect of the tax attributes subject to the tax receivable agreement (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreement) or that are prior to the actual realization, if any, of such future tax benefits. Also, the obligations of Summit Materials, Inc. would be automatically accelerated and be immediately due and payable in the event that Summit Materials, Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement” for additional details.

Contractual Obligations

The following table presents, as of December 27, 2014, our obligations and commitments to make future payments under contracts and contingent commitments. The information below does not give effect to the IPO, the redemption of $288.2 million of 2020 notes in April 2015 and of $183.0 million of 2020 notes that is expected to occur on August 3, 2015, the borrowings under our New Term Loan Facility in connection with the consummation of the Davenport Acquisition, this offering or the use of proceeds therefrom.

(in thousands)	Total	2015	2016-2017	2018-2019	Thereafter
Short term borrowings and long-term debt, including current portion	$1,040,670	$5,275	$8,440	$401,955	$625,000
Capital lease obligations	33,818	18,096	10,408	1,375	3,939
Operating lease obligations	17,534	5,048	7,284	3,487	1,715
Interest payments(1)	450,430	91,874	172,429	153,314	32,813
Acquisition-related liabilities	79,730	18,426	29,106	15,928	16,270
Royalty payments	73,739	3,303	9,685	8,786	51,965
Defined benefit plans(2)	11,098	2,104	2,862	1,785	4,347
Asset retirement obligation payments	50,923	1,672	6,898	3,313	39,040
Purchase commitments(3)	20,418	20,418	—	—	—
Other	6,750	1,437	3,613	1,700	—

Total contractual obligations(4)	$1,785,110	$167,653	$250,725	$591,643	$775,089

(1)	Future interest payments were calculated using the applicable fixed and floating rates charged by our lenders in effect as of December 27, 2014 and may differ from actual results.
(2)	Amounts represent estimated future payments to fund our defined benefit plans.
(3)	Amounts represent purchase commitments entered into in the normal course of business, primarily for fuel purchases. Commitments are generally less than one year.
(4)	Future payouts on the redeemable noncontrolling interest are excluded from total contractual obligations as the expected final settlement amount, timing and form of payment in either cash or equity had not been determined as of December 27, 2014. The estimated redemption value of $65.1 million was paid in March 2015 with $35.0 million of cash, $15.0 million aggregate principal amount of interest bearing notes that will be payable by Summit Holdings in six aggregate annual installments beginning in March 2016 and 1,029,183 shares of our Class A common stock.

Commitments and Contingencies

We are party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on our financial position, results of operations or liquidity.

We are obligated under an indemnification agreement entered into with the sellers of Harper Contracting for the sellers’ ownership interests in a joint venture agreement. We have the rights to any benefits under the joint venture as well as the assumption of any obligations, but do not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and, ultimately, from us. Through March 28, 2015, we have funded $8.8 million; $4.0 million was funded in 2012 and $4.8 million was funded in 2011. On April 2, 2015, the Utah Department of Transportation filed suit in the Fourth District Court of Utah County, Utah against the joint venture and the parties to the joint venture seeking damages of at least $29.4 million. As of March 28, 2015 and December 27, 2014, an accrual of $4.3 million was recorded in other noncurrent liabilities for this matter.

In 2013, a dispute with the sellers of Harper Contracting related to the calculation of working capital from the August 2010 acquisition was settled. The working capital dispute was submitted to binding arbitration, the outcome of which resulted in the payment of $1.9 million to the sellers. In addition, various other acquisition-related disputes with the sellers were settled for approximately $0.8 million. The total payments of $2.7 million were made in 2013. There was no material effect on 2013 earnings as a result of these settlements.

In February 2011, we incurred a property loss related to a sunken barge with cement product aboard. In 2013, we recognized $0.8 million of charges for costs to remove the barge from the waterway. As of March 28, 2015 and December 27, 2014, we had $0.4 million included in accrued expenses as management’s best estimate of the remaining costs to remove the barge.

We are obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. The terms of these agreements are generally less than one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

Off-Balance Sheet Arrangements

As of March 28, 2015, we had no material off-balance sheet arrangements.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period.

On an ongoing basis, management evaluates its estimates, including those related to the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Acquisitions—Purchase Price Allocation

We regularly review strategic long-term plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase our market share and/or are related to our existing markets. When an acquisition is completed, our consolidated statement of operations includes the operating results of the acquired business starting from the date of acquisition, which is the date that control is obtained. The purchase price is determined based on the fair value of assets given to and liabilities assumed from the seller as of the date of acquisition. We allocate the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions and the amounts and useful lives assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can significantly affect the results of operations in the period of and periods subsequent to a business combination.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and therefore represents an exit price. A fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. We assign the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

•	Level 1—Quoted prices in active markets for identical assets and liabilities.

•	Level 2—Observable inputs, other than quoted prices, for similar assets or liabilities in active markets.

•	Level 3—Unobservable inputs, which includes the use of valuation models.

Level 2 inputs are typically used to estimate the fair value of acquired machinery, equipment and land and assumed liabilities for asset retirement obligations, environmental remediation and compliance obligations and contingencies.

Level 3 inputs are used to estimate the fair value of acquired mineral reserves, mineral interests and separately-identifiable intangible assets.

There is a measurement period after the acquisition date during which we may adjust the amounts recognized for a business combination. Any such adjustments are based on us obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. Material adjustments are applied retroactively to the date of acquisition and reported retrospectively. The measurement period ends once we have obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded in earnings.

We have invested $397.9 million and $61.6 million in business combinations and allocated this amount to assets acquired and liabilities assumed during the years ended December 27, 2014 and December 28, 2013, respectively.

Goodwill and Goodwill Impairment

Goodwill is tested annually for impairment and in interim periods if events occur indicating that the carrying amounts may be impaired. The evaluation involves the use of significant estimates and assumptions and considerable management judgment. Our judgments regarding the existence of impairment indicators and future cash flows are based on operational performance of our businesses, market conditions and other factors.

Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. The estimated future cash flows are derived from internal operating budgets and forecasts for long-term demand and pricing in our industry and markets. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the affect such events might have on our reported values. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses are impaired. Any resulting impairment loss could have an adverse effect on our financial position and results of operations.

The annual goodwill test is performed by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, we are then required to perform the two-step quantitative impairment test, otherwise further analysis is not required. We also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether we choose to perform the qualitative assessment or proceed directly to the two-step quantitative impairment test.

Under the two-step quantitative impairment test, step one of the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. We use a discounted cash flow (“DCF”) model to estimate the current fair value of our reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including macroeconomic trends in the private construction and public infrastructure industries, the timing of work embedded in our backlog, our performance and profitability under our contracts, our success in securing future sales and the appropriate interest rate used to discount the projected cash flows. Most of these assumptions vary significantly among the reporting units. This discounted cash flow analysis is corroborated by “top-down” analyses, including a market assessment of our enterprise value. We believe the estimates and assumptions used in the valuations are reasonable.

In conjunction with our annual review of goodwill on the first day of the fourth quarter, we performed the qualitative assessment for all of our reporting units except the Utah-based operations. As a result of this analysis, we determined that it is more likely than not that the fair value of each reporting unit was greater than its carrying value. The Utah-based operations have negative equity after the goodwill impairment charge recognized in 2013. As a result, we performed Step 2 of the impairment test for the Utah-based operations and concluded that the fair value of the reporting unit exceeded the book value.

One of our reporting units is based in Midland/Odessa, Texas where the economy is largely exposed to the oil and gas sector. In the fourth quarter of 2014, global oil prices declined. An extended period of low oil prices could have a material adverse effect on this reporting unit. However, we do not expect the current decline in oil prices to have a material adverse effect in the near team and are unable to predict long term macroeconomic trends. We will continue to monitor demand for our products in this market to assess whether an event occurs that indicates the carrying amount of the reporting unit may be impaired requiring a goodwill impairment analysis. We did not recognize any goodwill impairment charges in 2014.

As a result of the impairment test in 2013, we concluded that the book values of two of our reporting units, the Utah-based operations in the West region and our one reporting unit in the East region exceeded their estimated fair values. For our remaining reporting units, the estimated fair values were substantially in excess of carrying values ranging from 56% to 182%.

For the Utah-based and East region reporting units, we performed the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step of the test requires the allocation of the reporting unit’s fair value to its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the carrying value, the difference is recorded as an impairment loss. Based on the results of the step two analyses, we recorded impairment charges to goodwill of $53.3 million and $14.9 million for the Utah-based and East region reporting units, respectively. After recognizing these impairment charges, the goodwill attributable to the Utah and Kentucky reporting units was $36.6 million and zero, respectively.

As of March 28, 2015, we determined that no events or circumstances from September 28, 2014 through March 28, 2015 indicated that a further assessment was necessary.

Impairment of Long-Lived Assets, Excluding Goodwill

We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances indicate that the carrying value may not be recoverable. Long-lived assets are material to our total assets; as of March 28, 2015 and December 27, 2014, net property, plant and equipment, represented 47% and 55.0%, respectively of total assets. The evaluation involves the use of significant estimates and assumptions and considerable management judgment. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. A one year increase or decrease in the average useful lives of our property, plant and equipment would have affected 2014 depreciation expense by ($5.6) million or $6.4 million, respectively. An impairment charge could be material to our financial condition and results of operations. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair value of the long-lived assets.

Fair value is determined by primarily using a cash flow methodology that requires considerable management judgment and long-term assumptions. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results.

We consider the identification of an asset for disposal to be an event requiring evaluation of the asset’s fair value. Fair value is often determined to be the estimated sales price, less selling costs. If the carrying value exceeds the fair value, then an impairment charge is recognized equal to the expected loss on disposal. Throughout 2014, we recognized $6.1 million of net losses on asset dispositions, which include both the net loss on disposed assets and losses on assets identified for disposition in the succeeding twelve months. The losses commonly occur because the cash flows expected from selling the asset are less than the cash flows that could be generated from holding the asset for use.

The 2013 goodwill impairment recognized at two reporting units was considered to be an indication that the carrying value of long-lived assets may not be recoverable at those reporting units requiring further evaluation, despite positive cash flows in the year ended December 28, 2013 at both the Utah and Kentucky reporting units. The net book value of the long-lived assets at the Utah and Kentucky reporting units, as of the first day of the fourth quarter, was $117.3 million and $127.8 million, respectively. The evaluation indicated that the carrying value of the reporting units’ long-lived assets was less than the undiscounted future cash flows, resulting in no impairment of the evaluated long-lived assets. The type of long-lived assets at the reporting units, primarily plant and equipment, when purchased new, had generally increased in value from the date the long-lived assets at these reporting units were purchased. As a result, management does not believe that there is a risk that a material impairment charge will be recognized at these reporting units in the near future.

There were no changes to the useful lives of assets having a material effect on our financial position or results of operations in 2014 or 2013.

Revenue Recognition

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mixed concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plant, and underground storage space rental.

Revenue for product sales is recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which generally is when the product is shipped, and collection is reasonably assured. Product revenue generally include sales of aggregates, cement and other materials to customers, net of discounts or allowances, if any, and generally include freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales.

Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

We account for revenue and earnings on our long-term paving and related services contracts as service revenue using the percentage-of-completion method of accounting. Under the percentage-of-completion method, we recognize paving and related services revenue as services are rendered. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures (e.g., costs incurred). We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. No material contract adjustments were recognized between 2012 and the three months ended March 28, 2015.

We recognize revenue arising from claims either as income or as an offset against a potential loss only when the amount of the claim can be estimated reliably and its realization is probable. In evaluating these criteria, we consider the contractual/legal basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

Mining Reclamation Obligations

We incur reclamation obligations as part of our mining activities. Our quarry activities require the removal and relocation of significant levels of overburden to access stone of usable quantity and quality. The same overburden material is used to reclaim depleted mine areas, which must be sloped to a certain gradient and seeded to prevent erosion in the future. Reclamation methods and requirements can differ depending on the quarry and state rules and regulations in existence for certain locations. This differentiation affects the potential obligation required at each individual subsidiary. As of December 27, 2014, our undiscounted reclamation obligations totaled $29.3 million, of which 16.4% is expected to be settled within the next five years and the remaining 83.6% thereafter.

Reclamation costs resulting from the normal use of long-lived assets, either owned or leased, are recognized over the period the asset is in use. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. The fair value is based on our estimate for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset.

The mining reclamation reserve is based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed quarry sites. Costs are estimated in current dollars and inflated until the expected time of payment using a future estimated inflation rate and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity adjusted to reflect our credit rating. We review reclamation obligations at least every three years for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment to an existing mineral lease. Examples of events that would cause a change in the estimated settlement date include the acquisition of additional reserves or early or delayed closure of a site. Any affect to earnings from cost revisions is included in cost of revenue.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. Our operations are highly dependent upon the interest rate-sensitive construction industry as well as the general economic environment. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs. Management has considered the current economic environment and its potential effect to our business. Demand for aggregates-based products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if an economic recession causes delays or cancellations to capital projects. Additionally, in preceding years, declining tax revenue, state budget deficits and unpredictable or inconsistent federal funding have negatively affected states’ abilities to finance infrastructure construction projects.

Commodity and Energy Price Risk

We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates, cement, ready-mixed concrete and asphalt paving mix production, natural gas for hot mix asphalt production and diesel fuel for distribution vehicles and production related mobile equipment. Liquid asphalt escalators in most of our public infrastructure contracts limit our exposure to price fluctuations in this commodity, and we seek to obtain escalators on private and commercial contracts. Similarly, in periods of decreasing oil prices, a portion of the cost savings will be recouped by our end customers. Decreasing oil prices also could affect demand in certain of our markets, particularly in Houston and Midland/Odessa, Texas, which represent approximately 15% of our consolidated revenue in 2014.

For the year ended December 27, 2014, our costs associated with liquid asphalt and energy amounted to approximately $193.8 million. Accordingly, a 10% increase or decrease in the total cost of liquid asphalt and energy would have decreased or increased, respectively, our operating results for the year by approximately

$19.4 million. However, this does not take into consideration liquid asphalt escalators in certain contracts or forward purchase commitments put into place before December 27, 2014.

Inflation Risk

Inflation rates in recent years have not been a significant factor in our revenue or earnings due to relatively low inflation and our ability to recover increasing costs by obtaining higher prices for our products through sale price escalators in place for most public infrastructure sector contracts. Inflation risk varies with the level of activity in the construction industry, the number, size and strength of competitors and the availability of products to supply a local market.

Foreign Currency Risk

In 2014, we expanded our operations into Canada with the acquisition of Mainland. With this expansion, we are subject to foreign currency risk related to changes in the U.S. dollar/Canadian dollar exchange rates. A 10% adverse change in foreign currency rates from December 2014 levels would not have had a material effect on our financial position, results of operations or cash flows.

Interest Rate Risk

We have $235.0 million of revolving credit commitments and $422.0 million of term loans under the senior secured credit facilities, which bear interest at a variable rate. A hypothetical 100 basis point increase in interest rates on the 2014 quarterly average outstanding revolver balance of $22.2 million would increase interest expense by $0.2 million on an annual basis. The interest rate on the term loans has a floor of 1.25%. The rate in effect at December 27, 2014 was 0.26% and, thus, the rate applicable to us was the floor rate of 1.25%. Therefore, a 100 basis point increase in the interest rate at December 27, 2014 would only have increased the rate from 1.25% to 1.26%, the effect of which would have been immaterial on annual interest expense.

At our cement plant, we sponsor two non-contributory defined benefit pension plans for hourly and salaried employees and healthcare and life insurance benefits for certain eligible retired employees. As of January 2014, the pension plans have been frozen to new participants and the healthcare and life insurance benefit plan has been amended to eliminate all future retiree health and life coverage. Our results of operations are affected by our net periodic benefit cost from these plans, which was $0.5 million in 2014, exclusive of a $1.3 million curtailment benefit. Assumptions that affect this expense include the discount rate and, for the pension plans only, the expected long-term rate of return on assets. Therefore, we have interest rate risk associated with these factors.

The healthcare and life insurance benefit plan is exposed to changes in the cost of healthcare services. A one percentage-point increase or decrease in assumed health care cost trend rates would have affected the accumulated postretirement benefit obligation by approximately $1.3 million or $(1.1) million, respectively, at December 27, 2014.

BUSINESS

Overview

We are one of the fastest growing construction materials companies in the United States, with a 197% increase in revenue between the year ended December 31, 2010 and the year ended December 27, 2014, as compared to an average increase of approximately 38% in revenue reported by our competitors over the same period. Our materials include aggregates, which we supply across the country, with a focus on Texas, Kansas, Kentucky, Utah and Missouri, and cement, which we supply primarily in Missouri, Iowa and Illinois. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use our materials internally to produce ready-mixed concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

Since our first acquisition approximately six years ago, we have rapidly become a major participant in the U.S. construction materials industry. We believe that, by volume, we are a top 10 aggregates supplier, a top 25 cement producer and a major producer of ready-mixed concrete and asphalt paving mix. Our revenue in 2014 and the first three months of 2015 was $1.2 billion and $194.0 million, respectively, with net losses for the same periods of $6.3 million and $79.8 million, respectively. Our proven and probable aggregates reserves were 2.1 billion tons as of March 28, 2015. In the twelve months ended March 28, 2015, we sold 27.9 million tons of aggregates, 1.1 million tons of cement, 3.1 million cubic yards of ready-mixed concrete and 4.1 million tons of asphalt paving mix across our more than 200 sites and plants.

The rapid growth we have achieved over the last six years has been due in large part to our acquisitions, which we funded with equity and debt financing. During this period, we witnessed a cyclical decline and slow recovery in the private construction market and nominal growth in public infrastructure spending. However, the private construction market is beginning to rebound, which we believe signals the outset of a strong growth period in our industry and end markets. We believe we are well positioned to capitalize on this anticipated recovery to grow our business and reduce our leverage over time. As of March 28, 2015, our total indebtedness was approximately $1,062.7 million, or $1,483.6 million on a pro forma basis after giving effect to the Transactions.

The private construction market includes residential and nonresidential new construction and the repair and remodel market. According to the National Association of Home Builders, the number of total housing starts in the United States, a leading indicator for our residential business, is expected to grow 57% from 2013 to 2016. In addition, the PCA projects that spending in private nonresidential construction will grow 26% over the same period. The private construction market represented 69% and 56% of our revenue in the three months ended March 28, 2015 and fiscal year 2014, respectively.

Public infrastructure, which includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects, has been a relatively stable portion of government budgets providing consistent demand to our industry and is projected by the PCA to grow approximately 3% from 2013 to 2016. With the nation’s infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase. Despite this projected growth, we do not believe it will be consistent across the United States, but will instead be concentrated in certain regions. The public infrastructure market represented 31% and 44% of our revenue in the three months ended March 28, 2015 and fiscal year 2014, respectively.

In addition to the anticipated growth in our end markets, we expect higher volume and pricing in our core product categories. Favorable market dynamics can be seen in aggregates, where volumes decreased from 3.1 billion tons in 2006 to an estimated 2.1 billion tons in 2013, a 34% decline that has been offset by growth in the average price per ton, which increased from $7.37 in 2006 to an estimated $8.94 in 2013, a 21% increase, according to the U.S. Geological Survey. In addition, the PCA estimates that cement consumption will increase approximately 30% from 2013 to 2016, reflecting rising demand in the major end markets. At the same time, we believe that cement pricing will be driven higher by tightening production capacity in the United States, where the PCA projects consumption will exceed domestic cement capacity by 2017 driven by both increasing demand and by capacity constraints arising from the EPA NESHAP regulation for PC-MACT, with which compliance is generally required in 2015.

Historically, we have sought to supplement organic growth potential with acquisitions, by strategically targeting attractive, new markets or expanding in existing markets. We consider population trends, employment rates, competitive landscape, private construction outlook, public funding and various other factors prior to entering a new market. In addition to analyzing macroeconomic data, we seek to establish a top position in our local markets, which we believe supports sustainable organic growth and attractive returns. This positioning provides local economies of scale and synergies, which benefit our pricing, costs and profitability. We believe that each of our operating companies has a top three market share position in its local market.

Our acquisition strategy, to date, has helped us to achieve scale and rapid growth, and we believe that significant opportunities remain for growth through acquisitions. We estimate that approximately 65% of the U.S. construction materials market is privately owned. From this group, our senior management team maintains contact with over 300 private companies. These long-standing relationships, cultivated over decades, have been the primary source for our past acquisitions and, we believe, will be a key driver of our future growth. We believe the value proposition we offer to potential sellers has made us a buyer of choice and has enabled us to largely avoid competitive auctions and instead negotiate directly with sellers at attractive valuations.

Our Regional Platforms

We currently operate across 17 U.S. states and in British Columbia, Canada through our three regional platforms that make up our operating segments: West; Central; and East. Each of our operating businesses has its own management team that, in turn, reports to a regional president who is responsible for overseeing the operating businesses, developing growth opportunities, implementing best practices and integrating acquired businesses. Acquisitions are an important element of our strategy, as we seek to enhance value through increased scale and cost savings within local markets.

•	West Region: Our West region includes operations in Texas, the Mountain states of Utah, Colorado, Idaho and Wyoming and in British Columbia, Canada. We supply aggregates, ready-mixed concrete, asphalt paving mix and paving and related services in the West region. As of March 28, 2015, the West region controlled approximately 0.7 billion tons of proven and probable aggregates reserves and $365.8 million of hard assets. During the year ended December 27, 2014, approximately 55% of our revenue and approximately 49% of our Adjusted EBITDA, excluding corporate charges, were generated in the West region. In 2014, we expanded the West region’s operations with key acquisitions providing significant growth in Texas as well as the establishment of a new platform in British Columbia, Canada.

•	Central Region: Our Central region extends across the Midwestern United States, most notably in Kansas, Missouri, Nebraska, Iowa and Illinois, where we supply aggregates, cement, ready-mixed concrete, asphalt paving mix and paving and related services. As of March 28, 2015, the Central region controlled approximately 0.5 billion tons of proven and probable aggregates reserves, approximately 0.4 billion of which serve its cement business, and $549.1 million of hard assets. During the year ended December 27, 2014, approximately 33% of our revenue and approximately 42% of our Adjusted EBITDA, excluding corporate charges, were generated in the Central region.

Our cement plant, commissioned in 2008, is a highly efficient, technologically advanced, integrated manufacturing and distribution system strategically located near Hannibal, Missouri, 100 miles north of St. Louis along the Mississippi River. We utilize an on-site solid and liquid waste fuel processing facility, which can reduce the plant’s fuel costs by up to 50% and is one of only 12 facilities in the

United States with such capabilities. Our cement business primarily serves markets in Missouri, Iowa and Illinois. The Davenport Acquisition will expand our cement operations on the Mississippi River with a plant in Davenport, Iowa and seven terminals on the Mississippi River from Minnesota to Louisiana. Our production capacity will approximately double with the acquisition. See “Summary—The Davenport Acquisition.”

•	East Region: Our East region serves markets in Kentucky, South Carolina, North Carolina, Tennessee and Virginia, where we supply aggregates, asphalt paving mix and paving and related services. As of March 28, 2015, the East region controlled approximately 0.5 billion tons of proven and probable aggregates reserves and $159.1 million of hard assets. During the year ended December 27, 2014, approximately 12% of our revenue and approximately 9% of our Adjusted EBITDA, excluding corporate charges, were generated in the East region.

Acquisition History

The following table lists the acquisitions we have completed to date:

Company	Date of Acquisition	Region
Hamm, Inc.	August 25, 2009	Central
Hinkle Contracting Company, LLC	February 1, 2010	East
Cornejo	April 16, 2010	Central
Elmo Greer & Sons, LLC	April 20, 2010	East
Continental Cement	May 27, 2010	Central
Harshman Construction L.L.C. and Harshman Farms, Inc.	June 15, 2010	Central
South Central Kentucky Limestone, LLC	July 23, 2010	East
Harper Contracting	August 2, 2010	West
Kilgore Pavement Maintenance, LLC and Kilgore Properties, LLC	August 2, 2010	West
Con-Agg of MO, L.L.C.	September 15, 2010	Central
Altaview Concrete	September 15, 2010	West
EnerCrest Products, Inc.	September 28, 2010	West
RK Hall	November 30, 2010	West
Triple C Concrete, Inc.	January 14, 2011	West
Elam Construction, Inc.	March 31, 2011	West
Bourbon Limestone Company	May 27, 2011	East
Fischer Quarries, L.L.C.	May 27, 2011	Central
B&B	June 8, 2011	West
Grand Junction Concrete Pipe, Inc.	June 10, 2011	West
Industrial Asphalt	August 2, 2011	West
Ramming Paving	October 28, 2011	West
Norris Quarries, LLC	February 29, 2012	Central
Kay & Kay Contracting, LLC	October 5, 2012	East
Sandco Inc.	November 30, 2012	West
Lafarge-Wichita	April 1, 2013	Central
Westroc	April 1, 2013	West
Alleyton	January 17, 2014	West
Troy Vines	March 31, 2014	West
Buckhorn Materials	June 9, 2014	East
Canyon Redi-Mix	July 29, 2014	West
Mainland	September 4, 2014	West
Southwest Ready Mix	September 19, 2014	West
Colorado County S&G	September 30, 2014	West
Concrete Supply	October 3, 2014	Central
Lewis & Lewis	June 1, 2015	West

Our End Markets

Residential Construction. Residential construction includes single family houses and multi-family units such as apartments and condominiums. Demand for residential construction is influenced by employment prospects, new household formation and mortgage interest rates. In recent years, foreclosures have resulted in an oversupply of available houses, which had dampened the demand for new residential construction in many markets in the United States. However, employment prospects have improved, foreclosure rates have stabilized and demand has begun to grow, although the rate of growth is inconsistent across the United States.

Nonresidential Construction. Nonresidential construction encompasses all privately financed construction other than residential structures. Demand for nonresidential construction is driven by population and economic growth. Population growth spurs demand for stores, shopping centers and restaurants. Economic growth creates demand for projects such as hotels, office buildings, warehouses and factories. The supply of nonresidential construction projects is affected by interest rates and the availability of credit to finance these projects.

Public Infrastructure Construction. Public infrastructure construction includes spending by federal, state and local governments for highways, bridges, airports, schools, public buildings and other public infrastructure projects. Public infrastructure spending has historically been more stable than private sector construction. We believe that public infrastructure spending is less sensitive to interest rate changes and economic cycles and often is supported by multi-year federal and state legislation and programs. A significant portion of our revenue is derived from public infrastructure projects. As a result, the supply of federal and state funding for public infrastructure highway construction significantly affects our public infrastructure end-use business.

In the past, public infrastructure sector funding was underpinned by a series of six-year federal highway authorization bills. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long term highway construction and maintenance needs. Funding for the existing federal transportation funding program expired on September 30, 2014 and on August 1, 2014, a Highway Trust Fund extension bill was enacted. This bill provides funding that is expected to last through July 2015. Any additional funding or successor programs have yet to be approved. With the nation’s infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase.

Our Competitive Strengths

Leading market positions. We believe each of our operating companies has a top three market share position in its local market area achieved through their respective, extensive operating histories, averaging over 35 years. We believe we are a top 10 supplier of aggregates, a top 25 producer of cement and a major producer of ready-mixed concrete and asphalt paving mix in the United States by volume. We focus on acquiring companies that have leading local market positions in aggregates, which we seek to enhance by building scale with other local aggregates and downstream products and services. The construction materials industry is highly local in nature due to transportation costs from the high weight-to-value ratio of the products. Given this dynamic, we believe achieving local market scale provides a competitive advantage that drives growth and profitability for our business. We believe that our ability to prudently acquire, improve and rapidly integrate multiple businesses has enabled, and will continue to enable, us to become market leaders.

Operations positioned to benefit from attractive industry fundamentals. We believe the construction materials industry has attractive fundamentals, characterized by high barriers to entry and a stable competitive environment in the majority of markets. Barriers to entry are created by scarcity of raw material resources, limited efficient distribution range, asset intensity of equipment, land required for quarry operations and a time-consuming and complex regulatory and permitting process. According to the April 2014 U.S. Geological Survey, aggregates pricing in the United States had increased in 65 of the previous 70 years, with growth accelerating since 2002 as continuing resource scarcity in the industry has led companies to focus increasingly on improved pricing strategies. While aggregates volumes decreased 19% from 2.6 billion tons in 2008 to 2.1 billion tons in 2013, average price per ton of aggregates in the United States during this same time period increased 4% from $8.57 in 2008 to $8.95 in 2013. Pricing growth remained strong in 2013, despite volume declines in certain key end markets.

One significant factor that allows for pricing growth in periods of volume declines is that aggregates and asphalt paving mix have significant exposure to public road construction, which has demonstrated growth over the past 30 years, even during times of broader economic weakness. The majority of public road construction spending is funded at the state level through the states’ respective departments of transportation. The five key states in which we operate (Texas, Kansas, Kentucky, Utah and Missouri) have funds with certain constitutional protections for revenue sources dedicated for transportation projects. These dedicated, earmarked funding sources limit the negative effect current state deficits may have on public spending. As a result, we believe our business’ profitability is significantly more stable than most other building product subsectors.

Vertically-integrated business model. We generate revenue across a spectrum of related products and services. We internally supply approximately 80% of the aggregates used in the ready-mixed concrete and asphalt paving mixes that we produce and the asphalt paving mix that our paving crews lay. Our vertically-integrated business model enables us to operate as a single source provider of materials and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. We believe this creates opportunities to increase aggregates volumes, optimize margin at each stage of production, foster more stable demand for aggregates through a captive demand outlet, create a competitive advantage through the efficiency gains, convenience and reliability provided to customers and enhance our acquisition strategy by allowing a greater range of target companies.

Attractive diversity, scale and product portfolio. Our three regional platforms operate across 17 U.S. states and British Columbia, Canada in 27 metropolitan statistical areas. Between the year ended December 31, 2010 and the twelve months ended March 28, 2015, we grew our revenue by 208% and brought substantial additional scale and geographic diversity to our operations. A combination of increased scale and vertical integration enabled us to improve profitability with Adjusted EBITDA margins increasing 180 basis points from the year ended December 31, 2010 to the twelve months ended March 28, 2015. In the twelve months ended March 28, 2015, 88% of EBITDA was derived from materials and products, with 51% coming from materials, 37% from products and the remaining 12% of EBITDA being derived from services. We have approximately 2.1 billion tons of proven and probable aggregates reserves serving our aggregates and cement business. Assuming production rates in future years are equal to those in 2014, we estimate that the useful life of our proven and probable reserves serving our aggregates and cement businesses are approximately 50 years and 200 years, respectively, and approximately 50 years at the Davenport, Iowa cement plant.

We own a dry process cement plant that was commissioned in 2008. This large capacity plant has technologically advanced manufacturing capabilities and favorable environmental performance compared to older facilities within the industry that will require upgrades to comply with stringent EPA standards coming into effect in the near term. According to PCA forecasts, consumption of cement in the United States is expected to exceed production capacity by the year 2017, creating opportunities for existing cement plants. In addition, our plant is strategically located on the Mississippi River. In 2014, as a result of our plant’s strategic location on the Mississippi River, approximately 58% of our cement sold was shipped by barge, which is generally more cost-effective than truck transport. Approximately one-third of the cement produced at the Davenport Plant is shipped by barge primarily to terminals along the Mississippi River.

Proven ability to incorporate new acquisitions and grow businesses. Since July 2009, we have acquired 35 companies, successfully integrating the businesses into three regions through the implementation of operational improvements, industry-proven information technology systems, a comprehensive safety program and best in class management programs. A typical acquisition generally involves retaining the local management team of the acquired business, maintaining operational decisions at the local level and providing strategic insights and leadership directed by Tom Hill, our President and Chief Executive Officer, a 30-year industry veteran. These acquisitions have helped us achieve significant revenue growth, from $405.3 million in 2010 to $1,204.2 million in 2014.

Experienced and proven leadership driving organic growth and acquisition strategy. Our management team, led by Mr. Hill has a proven track record of creating value. In addition to Mr. Hill, our management team, including corporate and regional operations managers, corporate development, finance executives and other heavy side industry operators, has extensive experience in the industry. Our management team has a track record of executing and successfully integrating acquisitions in the sector. Mr. Hill and his team successfully executed a similar consolidation strategy at another company in the industry, where Mr. Hill led the integration of 173 acquisitions worth, in the aggregate, approximately $6.3 billion, taking the business from less than $0.3 billion to $7.4 billion in sales from 1992 to 2008.

Our Business Strategy

Capitalize on expected recovery in U.S. economy and construction markets. The residential and nonresidential markets are starting to show positive growth signs in varying degrees across our markets. The National Association of Home Builders forecasts total housing starts to accelerate to 1.46 million in the United States by 2016, representing a compounded annual growth rate of 16.4% from 2013 to 2016. The American Institute of Architects’ Consensus Construction Forecast projects nonresidential construction to grow 8.1% in 2015. We believe that we have sufficient exposure to the residential and nonresidential end markets to benefit from a potential recovery in all of our markets. In 2014, approximately 83% of our revenue was derived from Texas, Kansas, Kentucky, Utah and Missouri. Across these states, DOT budgets grew a combined 22.6% from 2013 to 2014. Given the nation’s aging infrastructure and considering longstanding historical spending trends, we expect U.S. infrastructure investment to grow over time. We believe we are well positioned to capitalize on any such increase in investment.

Expand local positions in the most attractive markets through targeted capital investments and bolt-on acquisitions. We plan to expand our business through organic growth and bolt-on acquisitions in each of our local markets. Our acquisition strategy involves acquiring platforms that serve as the foundation for continued incremental and complementary growth via locally situated bolt-on acquisitions to these platforms. We believe that increased local market scale will drive profitable growth. Our existing platform of operations is expected to enable us to grow significantly as we expand in our existing markets. In pursuing our growth strategy, we believe that our balance sheet and liquidity position will enable us to acquire most of the bolt-on acquisitions and platforms that we seek to purchase, but we may also pursue larger acquisition transactions, such as the Davenport Acquisition, that may require us to raise additional equity capital and indebtedness. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that would be significant to us. We cannot predict the timing of any contemplated transactions.

Drive profitable growth through strategic acquisitions. Our goal is to become a top-five U.S. construction materials company through the successful execution of our acquisition strategy and implementation of best practices to drive organic growth. Based on aggregates sales, in volumes, we believe that we are currently a top-ten player, which we achieved within five years of our first acquisition. We believe that the relative fragmentation of our industry creates an environment in which we can continue to acquire companies at attractive valuations and increase scale and diversity over time through strategic acquisitions in markets adjacent to our existing markets within the states where we currently operate, as well as into additional states as market and competitive conditions support further growth.

Enhance margins and free cash flow generation through implementation of operational improvements. Our management team includes individuals with decades of experience in our industry and proven success in integrating acquired businesses and organically growing operations. This experience represents a significant source of value to us that has driven Adjusted EBITDA margins up 180 basis points from the year ended December 31, 2010 to the twelve months ended March 28, 2015. These margin improvements are accomplished through proven profit optimization plans, leveraging information technology and financial systems to control costs, managing working capital, achieving scale-driven purchasing synergies and fixed overhead control and reduction. Our regional presidents, supported by our central operations, risk management and finance and information technology teams, drive the implementation of detailed and thorough profit optimization plans for each acquisition post close, which typically includes, among other things, implementation of a systematic pricing strategy and an equipment utilization analysis that assesses repair and maintenance spending, the health of each piece of equipment and a utilization review to ensure we are maximizing productivity and selling any pieces of equipment that are not needed in the business.

Leverage vertically-integrated and strategically located operations for growth. We believe that our vertical integration of construction materials, products and services is a significant competitive advantage that we will leverage to grow share in our existing markets and enter into new markets. A significant portion of materials used to produce our products and provide services to our customers is internally supplied, which enables us to operate as a single source provider of materials, products and paving and related services, creating cost, convenience and reliability advantages for our customers and enabling us to capture additional value throughout the supply chain, while at the same time creating significant cross-marketing opportunities among our interrelated businesses.

Our Industry

The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mixed concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational companies that offer a wide array of construction materials, products and related services. Competition is limited in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Due to the lack of product differentiation, competition for all of our products is predominantly based on price and, to a lesser extent, quality of products and service. As a result, the prices we charge our customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, our profitability is generally dependent on the level of demand for our products and our ability to control operating costs.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. In addition to federal funding, highway construction and maintenance funding is also available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Kentucky, Utah and Missouri, which represented approximately 34%, 19%, 11%, 10% and 9%, respectively, of our total revenue in 2014) each have funds whose revenue sources have certain constitutional protections and may only be spent on transportation projects:

•	Texas Department of Transportation’s budget from 2014 to 2016 is $25.3 billion.

•	Kansas has a 10-year $8.2 billion highway bill that was passed in May 2010.

•	Kentucky’s biennial highway construction plan has funding of $3.6 billion from July 2014 to June 2016.

•	Utah’s transportation investment fund has $3.5 billion committed through 2018.

•	Missouri has an estimated $0.7 billion in annual construction funding committed to essential road and bridge programs through 2017.

Within many of our markets, state and local governments have taken actions to maintain or grow highway funding during a time of uncertainty with respect to federal funding. For example:

•	On November 4, 2014, voters in Texas passed a proposition that is expected to provide $1.7 billion of incremental funding annually to the Texas Department of Transportation. The funds must be used for construction, maintenance, rehabilitation and acquiring right-of-way for public roads.

•	The Texas legislature recently passed the largest two-year budget in the history of the Texas Department of Transportation (with growth in both new construction and maintenance). In addition, increased energy sector activity in parts of Texas has driven an increase in private construction demand, which we expect to continue. In particular, Houston and Austin, Texas have seen rapid residential demand expansion, which we expect to provide a stimulus for non-residential and public infrastructure demand, as job growth has drawn new residents.

•	Increases in heavy truck registration fees, dedicated sales tax revenue and bond issuances have enabled Kansas to maintain stability in public infrastructure spending.

•	We believe that public infrastructure spending in Kentucky, which comprises the majority of our revenue in the state, will remain consistent in the upcoming years.

•	We expect primarily maintenance-related public demand in Utah and Missouri, both of which have recently completed large spending programs.

Demand for our products is observed to have low elasticity in relation to prices. We believe this is partially explained by the absence of competitive replacement products and relatively low contribution of our products to total construction costs. We do not believe that increases in our products’ prices are likely to affect the decision to undertake a construction project since these costs usually represent a small portion of total construction costs.

Aggregates

Aggregates are key material components used in the production of cement, ready-mixed concrete and asphalt paving mixes for the residential, nonresidential and public infrastructure markets and are also widely used for various applications and products, such as road and building foundations, railroad ballast, erosion control, filtration, roofing granules and in solutions for snow and ice control. Generally extracted from the earth using surface or underground mining methods, aggregates are produced from natural deposits of various materials such as limestone, sand and gravel, granite and trap rock. Once extracted, processed and graded, aggregates are supplied directly to their end use or incorporated for further processing into construction materials and products, such as cement, ready-mixed concrete and asphalt paving mix.

According to the March 2015 U.S. Geological Survey, approximately 1.4 billion tons of crushed stone with a value of approximately $13.0 billion was produced in the United States in 2014, in line with the 1.3 billion tons produced in 2013. Sand and gravel production was approximately 996 million tons in 2014 valued at approximately $7.3 billion, up from 933 million tons produced in 2013. The U.S. aggregate industry is highly fragmented relative to other building product markets, with numerous participants operating in localized markets and the top ten players controlling approximately 30% of the national market in 2013. In January 2015, the U.S. Geological Survey reported that a total of 1,550 companies operating 4,000 quarries and 91 underground mines produced or sold crushed stone in 2014 in the United States.

Transportation costs are a major variable in determining aggregate pricing and marketing radius. The cost of transporting aggregate products from the plant to the market often equates to or exceeds the sale price of the product at the plant. As a result of the high transportation costs and the large quantities of bulk material that have to be shipped, finished products are typically marketed locally. High transportation costs are responsible for the wide dispersion of production sites. Where possible, construction material producers maintain operations adjacent to highly populated areas to reduce transportation costs and enhance margins. However, more recently, rising land values combined with local environmental concerns have been forcing production sites to move further away from the end-use locations.

We believe that the long-term growth of the market for aggregates is predominantly driven by growth in population, employment and households, which in turn affects demand for nonresidential construction, including stores, shopping centers and restaurants and increases transportation infrastructure spending. In recent years, the recession and subsequent slow recovery in the United States has led to a decrease in overall private and public infrastructure construction activity. While short-term demand for aggregates fluctuates with economic cycles, the declines have historically been followed by strong recovery, with each peak establishing a new historical high. In addition, according to the U.S. Geological Survey, during periods of economic decline in which aggregates volumes sold has decreased, prices have historically continued to grow, as illustrated in the following table:

A significant portion of annual demand for aggregates is derived from large public infrastructure and highway construction projects. According to the Montana Contractors’ Association, approximately 38,000 tons of aggregate are required to construct a one mile stretch of a typical four-lane interstate highway. Highways located in markets with significant seasonal temperature variances are particularly vulnerable to freeze-thaw conditions that exert excessive stress on pavement and lead to more rapid surface degradation. Surface maintenance repairs, as well as general highway construction, occur in the warmer months, resulting in a majority of aggregates production and sales in the period from April through November in most states.

Cement

Portland cement, an industry term for the common cement in general use around the world, is made from a combination of limestone, shale, clay, silica and iron ore. It is a fundamental building material consumed in several stages throughout the construction cycle of residential, nonresidential and public infrastructure projects. It is a binding agent that, when mixed with sand or aggregates and water, produces either ready-mixed concrete or mortar and is an important component of other essential construction materials. Cement is sold either in bulk or in bags as branded products, depending on its final user. Few construction projects can take place without utilizing cement somewhere in the design, making it a key ingredient used in the construction industry. The majority of all cement shipments are sent to ready-mixed concrete operators. The remaining shipments are directed to manufacturers of concrete related products such as block and precast. Nearly two-thirds of U.S. consumption occurs between May and November, coinciding with end-market construction activity.

The principal raw materials in cement are a blend of approximately 80% limestone and approximately 5% shale, with the remaining raw materials being clay and iron ore. Generally, the limestone and shale are mined from quarries located on site with the production plant. These core ingredients are blended and crushed into a fine grind and then preheated and ultimately introduced into a kiln heated to about 3,000°F. Under this extreme heat, a chemical transformation occurs uniting the elements to form a new substance with new physical and chemical characteristics. This new substance is called clinker and it is formed into pieces about the size of marbles. The clinker is then cooled and later ground into a fine powder that then is classified as Portland cement.

Cement production in the United States is distributed among 97 production facilities located across 34 states and is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Building new plants is challenging given the extensive permitting requirements and capital investment requirements. We estimate new plant construction costs in the United States to be approximately $250-300 per ton, not including costs for property or securing raw materials and the required distribution network. Assuming construction costs of $275 per ton, a 1.25 million ton facility, comparable to our cement plant’s potential annual capacity, would cost approximately $343.8 million to construct. A distribution network, such as the seven terminals included in the Davenport Assets, would add significant cost to a cement plant investment.

As reported by the PCA in the 2014 United States Cement Industry Annual Yearbook, consumption is down significantly from the industry peak of approximately 141.1 million tons in 2005 to approximately 90.3 million tons in 2013 because of the decline in U.S. construction activity. U.S. cement consumption has at times outpaced domestic production capacity with the shortfall being supplied with imports, primarily from China, Canada, Greece, Mexico and South Korea. The PCA reports that cement imports have declined since their peak of approximately 39.6 million tons in 2006 to approximately 8.0 million tons in 2013, in a manner indicative of the industry’s general response to the demand downturn. In addition to the reduction in imports, U.S. excess capacity increased from 5% in 2006 to approximately 32% in 2013 according to the PCA. Our cement plant operated above the industry mean at 86% capacity utilization in 2013 as its markets did not suffer the pronounced demand declines seen in states like Florida, California and Arizona.

On December 20, 2012, the EPA signed the PC-MACT, which in most instances requires compliance in 2015. The PCA had estimated that 18 plants could be forced to close due to the inability to meet PC-MACT standards or because the compliance investment required may not be justified on a financial basis. The Davenport Plant is subject to PC-MACT. Any future costs to comply with the PC-MACT standards are not expected to be material. Our cement plant in Hannibal, Missouri utilizes alternative fuel (hazardous and non-hazardous) as well as coal, natural gas and petroleum coke and, as a result, is subject to the Hazardous Waste Combustor NESHAP (“HWC-MACT”) standards, rather than PC-MACT standards. Any future costs to comply with the existing HWC-MACT standards are not expected to be material.

Ready-Mixed Concrete

Ready-mixed concrete is one of the most versatile and widely used materials in construction today. Its flexible recipe characteristics allow for an end product that can assume almost any color, shape, texture and strength to meet the many requirements of end users that range from bridges, foundations, skyscrapers, pavements, dams, houses, parking garages, water treatment facilities, airports, tunnels, power plants, hospitals and schools. The versatility of ready-mixed concrete gives engineers significant flexibility when designing these projects.

Cement, coarse aggregate, fine aggregate, water and admixtures are the primary ingredients in ready-mixed concrete. The cement and water are combined and a chemical reaction process called hydration occurs whereby a paste is produced. This paste or binder represents between 15 to 20% of the volume of the mix that coats each particle of aggregate and serves as the agent that binds the aggregates together, according to the NRMCA. The aggregates represent 60 to 75% of the mix by volume, with a small portion of volume (5 to 8%) consisting of entrapped air that is generated by using air entraining admixtures. Once fully hydrated, the workable concrete will then harden and take on the shape of the form in which it was placed.

The quality of a concrete mix is generally determined by the weight ratio of water to cement. Higher quality concrete is produced by lowering the water-cement ratio as much as possible without sacrificing the workability of the fresh concrete. Specialty admixtures such as high range water reducers can aid in achieving this condition without sacrificing quality.

Other materials commonly used in the production of ready-mixed concrete include fly-ash, a waste by-product from coal burning power plants, silica fume, a waste by-product generated from the manufacture of silicon and ferro-silicon metals, and ground granulated blast furnace slag, a by-product of the iron and steel manufacturing process. All of these products have cemetitious properties that enhance the strength, durability and permeability of the concrete. These materials are available directly from the producer or via specialist distributors who intermediate between the ready-mixed concrete producers and the users.

Given the high weight-to-value ratio, delivery of ready-mixed concrete is typically limited to a one-hour haul from a production plant and is further limited by a 90 minute window in which newly-mixed concrete must be poured to maintain quality and performance. As a result of the transportation constraints, the ready-mixed concrete market is highly localized, with an estimated 5,500 ready-mixed concrete plants in the United States according to the NRMCA. According to the NRMCA, 324.7 million cubic yards of ready-mixed concrete were produced in 2014, which is a 8% increase from the 300.4 million cubic yards produced in 2013 but a 29% decrease from the industry peak of 458.3 million cubic yards in 2005.

Asphalt Paving Mix

Asphalt paving mix is the most common roadway material used today. It is a versatile and essential building material that has been used to surface 93% of the more than 2.6 million miles of paved roadways in the United States, according to NAPA.

Typically, asphalt paving mix is placed in three distinct layers to create a flexible pavement structure. These layers consist of a base course, an intermediate or binder course, and a surface or wearing course. These layers vary in thicknesses of three to six inches for base mix, two to four inches for intermediate mix and one to two inches for surface mix.

According to NAPA, the components of asphalt paving mix by weight are approximately 95% aggregates and 5% asphalt cement, a petroleum based product that serves as the binder. The ingredients are then metered, mixed and heated to a temperature in excess of 300°F before being placed in a truck and delivered to the jobsite for final placement.

Asphalt pavement is generally 100% recyclable and reusable and is the most reused and recycled pavement material in the United States. Reclaimed asphalt pavement can be incorporated into new pavement at replacement rates in excess of 30% depending upon the mix and the application of the product. We actively engage in the recycling of previously used asphalt pavement and concrete. This material is crushed and repurposed in the construction cycle. Approximately 68.3 million tons of used asphalt is recycled annually by the industry according to a December 2013 NAPA survey.

The use of warm mix asphalt (“WMA”) or “green” asphalt is gaining popularity. The immediate benefit to producing WMA is the reduction in energy consumption required by burning fuels to heat traditional hot mix asphalt (“HMA”) to temperatures in excess of 300°F at the production plant. These high production temperatures are needed to allow the asphalt binder to become viscous enough to completely coat the aggregate in the HMA, have good workability during laying and compaction, and durability during traffic exposure. According to the Federal Highway Administration, WMA can reduce the temperature by 50 to 70°F, resulting in lower emissions, fumes and odors generated at the plant and the paving site.

According to NAPA, there are approximately 4,000 asphalt paving mix plants in the United States and an estimated 350.7 million tons of asphalt paving mix was produced in 2013 which was broadly in line with the estimated 360.3 million tons produced in 2012.

Our Operations

We operate our construction materials and products and paving and related services businesses through local operations and marketing teams, which work closely with our end customers to deliver the products and services that meet each customer’s specific needs for a project. We believe that this strong local presence gives us a competitive advantage by keeping our costs low and allowing us to obtain a unique understanding for the evolving needs of our customers.

We have operations in 17 U.S. states and in British Columbia, Canada. Our business in each region is vertically-integrated. We supply aggregates internally for the production of cement, ready-mixed concrete and asphalt paving mix and a significant portion of our asphalt paving mix is used internally by our paving and related services businesses. In the year ended December 27, 2014, approximately 70% of our aggregates production was sold directly to outside customers with the remaining amount being further processed by us and sold as a downstream product. In addition, we operate a municipal waste landfill and a construction and demolition debris landfill in our Central region and we have liquid asphalt terminal operations in our East region.

Approximately 80% of our asphalt paving mix was installed by our paving and related services businesses in the year ended December 27, 2014. We charge a market price and competitive margin at each stage of the production process in order to optimize profitability across our operations. Our production value chain is illustrated as follows:

Construction Materials

We are a leading provider of construction materials in the markets we serve. Our construction materials operations are composed of aggregates production, including crushed stone and construction sand and gravel, cement and ready-mixed concrete production and asphalt paving mix production.

Our Aggregates Operations

Aggregates Products

We mine limestone, gravel, and other natural resources from 85 crushed stone quarries and 52 sand and gravel deposits throughout the United States and in British Columbia, Canada. Aggregates are produced mainly from blasting hard rock from quarries and then crushing and screening it to various sizes to meet our customers’ needs. The production of aggregates also involves the extraction of sand and gravel, which requires less crushing, but still requires screening for different sizes. Aggregate production utilizes capital intensive heavy equipment which includes the use of loaders, large haul trucks, crushers, screens and other heavy equipment at quarries.

Once extracted, the minerals are processed and/or crushed on site into crushed stone, concrete and masonry sand, specialized sand, pulverized lime or agricultural lime. The minerals are processed to meet customer specifications or to meet industry standard sizes. Crushed stone is used primarily in ready-mixed concrete, asphalt paving mix, and the construction of road base for highways.

Our extensive network of quarries, plants and facilities, located throughout our three regions, enables us to have a nearby operation to meet the needs of customers in each of our markets.

Aggregates Reserves

Our March 28, 2015 estimate of 2.1 billion tons of proven and probable reserves of recoverable stone, and sand and gravel of suitable quality for economic extraction is based on drilling and studies by geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of extraction and permit or other restrictions.

Reported proven and probable reserves include only quantities that are owned or under lease, and for which all required zoning and permitting have been obtained. Of the 2.1 billion tons of proven and probable aggregates reserves, 1.1 billion, or 51%, are located on owned land and 1.0 billion are located on leased land.

Aggregates Sales and Marketing

The cost of transportation from each quarry and the proximity of competitors are key factors that determine the effective market area for each quarry. Each quarry location is unique with regards to demand for each product, proximity to competition and distribution network. Each of our aggregates operations is responsible for the sale and marketing of its aggregates products. Approximately 78% of our aggregates production is sold directly to outside customers and the remaining amount is further processed by us and sold as a downstream product. Even though aggregates are a commodity product, we work to optimize pricing depending on the site location, availability of particular product, customer type, project type and haul cost. We sell aggregates to internal downstream operations at market prices.

Aggregates Competition

The U.S. aggregate industry is highly fragmented with numerous participants operating in localized markets. The January 2015 U.S. Geological Survey reported that a total of 1,550 companies operating 4,000 quarries and 91 underground mines produced or sold crushed stone in 2014 in the United States. This fragmentation is a result of the cost of transporting aggregates, which typically limits producers to a market area within approximately 40 miles of their production facilities.

The primary national players are large vertically-integrated companies, including Vulcan Materials Company, Martin Marietta Materials, Inc., CRH plc, Heidelberg, Lafarge and Cemex, S.A.B. de C.V., that have a combined estimated market share of approximately 30%.

Competitors by region include:

•	West—CRH plc, Heidelberg Cement plc, Martin Marietta, CEMEX, S.A.B. de C.V., Lafarge and various local suppliers.

•	Central—Martin Marietta Materials, Inc., CRH plc, Holcim and various local suppliers.

•	East—CRH plc, Heidelberg Cement plc, Vulcan Materials Company and various local suppliers.

We believe we have a strong competitive advantage in aggregates through our well located reserves in key markets, high quality reserves and our logistic networks. We further share and attempt to implement best practices relating to safety, strategy, sales and marketing, production, and environmental and land management. As a result of our vertical integration and local market knowledge, we have a strong understanding of the needs of our aggregates customers. In addition, our companies have a reputation for responsible environmental stewardship and land restoration, which assists us in obtaining new permits and new reserves.

Our Cement Operations

Cement Products

We operate a highly-efficient, technologically-advanced integrated cement manufacturing and distribution system located near Hannibal, Missouri, 100 miles north of St. Louis along the Mississippi River. We also operate an on-site waste fuel processing facility, which can reduce fuel costs for the plant by up to 50%. Our cement plant is one of only 12 with hazardous waste fuel facilities permitted and operating out of 98 total cement plants in the United States. Our cement plant’s potential capacity is 1.25 million tons per annum. Our cement plant is subject to the HWC-MACT standards. See “—Our Industry—Cement.”

Cement Markets

Cement is a product that is costly to transport. Consequently, the radius within which a typical cement plant is competitive extends for only up to 150 miles from any shipping/distribution point. Cement is distributed to local customers primarily by truck from our Hannibal plant and distribution terminals in St. Louis, Missouri and Bettendorf, Iowa. We also transport cement by inland waterway barges on the Mississippi River to our storage and distribution terminals. In 2014, approximately 8% of our cement sales were delivered by barge. Our location on the Mississippi River extends our market beyond the typical 150 miles, as barge transport is more cost effective than trucking or moving by rail. Our traditional markets include eastern Missouri, southeastern Iowa and central/northwestern Illinois.

Cement Sales and Marketing

Our cement customers are ready-mixed concrete and concrete products producers and contractors within our markets. Sales are made on the basis of competitive prices in each market and, as is customary in the industry, we do not typically enter into long-term sales contracts.

Cement Competition

Construction of cement production facilities is highly capital intensive and requires long lead times to complete engineering design, obtain regulatory permits, acquire equipment and construct a plant. Most U.S. cement producers are owned by large foreign companies operating in multiple international markets. Our largest competitors include Holcim and Lafarge, whose parent companies previously announced a merger plan they propose to complete in the third quarter of 2015 that would create the world’s largest cement maker, in addition to Buzzi and Eagle Materials Inc. Competitive factors include price, reliability of deliveries, location, quality of cement and support services. With a new cement plant, on-site raw material aggregate supply, a network of cement terminals, and longstanding customer relationships, we believe we are well positioned to serve our customers.

Our Ready-mixed Concrete Operations

Ready-mixed Concrete Products

We believe our West and Central regions are leaders in the supply of ready-mixed concrete in their respective markets. The West region has ready-mixed concrete operations in the Houston and Midland/Odessa, Texas, Salt Lake Valley, Utah, Twin Falls, Idaho and Grand Junction, Colorado markets. Our Central region supplies ready-mixed concrete to the Wichita and Topeka, Kansas and Columbia, Missouri markets and surrounding areas. We produce ready-mixed concrete by blending aggregates, cement, chemical admixtures in various ratios and water at our concrete production plants.

Our aggregates business serves as the primary source of the raw materials for our concrete production, functioning essentially as a supplier to our ready-mixed concrete operations. Different types of concrete include lightweight concrete, high performance concrete, self-compacting/consolidating concrete and architectural concrete and are used in a variety of activities ranging from building construction to highway paving.

We operated 41 ready-mixed concrete plants and 400 concrete delivery trucks in the West region and 23 ready-mixed concrete plants and 223 concrete delivery trucks in the Central region as of March 28, 2015.

Ready-mixed Concrete Competition

Ready-mixed concrete production requires relatively small amounts of capital to build a concrete batching plant and acquire delivery trucks. As a result, in each local market, we face competition from numerous small producers, as well as other large vertically-integrated companies with facilities in multiple markets. There are approximately 5,500 ready-mixed concrete plants in the United States, and in 2014 the U.S. ready-mixed concrete industry produced approximately 324.7 million cubic yards of ready-mixed concrete according to the NRMCA.

Our ready-mixed concrete operations compete with CEMEX, S.A.B. de C.V. in Texas and CRH plc in Utah and Colorado and various other privately owned competitors in other parts of the West and Central regions.

Competition among ready-mixed concrete suppliers is generally based on product characteristics, delivery times, customer service and price. Product characteristics such as tensile strength, resistance to pressure, durability, set times, ease of placing, aesthetics, workability under various weather and construction conditions as well as environmental effect are the main criteria that our customers consider for selecting their product. Our quality assurance program produces results in excess of design strengths while optimizing material costs. Additionally, we believe our strategic network of locations and superior customer service gives us a competitive advantage relative to other producers.

Our Asphalt Paving Mix Operations

Asphalt Paving Mix Products

Our asphalt paving mix products are produced by first heating carefully measured amounts of aggregates at high temperatures to remove the moisture from the materials. As the aggregates are heated, liquid asphalt is then introduced to coat the aggregates. Depending on the specifications of a particular mix, recycled asphalt may be added to the mix, which lowers the production costs. The aggregates used for production of these products are generally supplied from our quarries or sand and gravel plants. The ingredients are metered, mixed and brought up to a temperature in excess of 300°F before being placed in a truck and delivered to the jobsite for final placement.

As of March 28, 2015, we operated 21 asphalt paving mix plants in the West region, five plants in the Central region and 14 plants in the East region. Approximately 93% of our plants can utilize recycled asphalt pavement.

Asphalt Paving Mix Sales and Marketing

For the year ended December 27, 2014, approximately 80% of the asphalt paving mix we produced was installed by our own paving crews. The rest was sold on a per ton basis to road contractors for the construction of roads, driveways and parking lots, as well as directly to state departments of transportation and local agencies.

Asphalt Paving Mix Competition

According to NAPA, there are approximately 4,000 asphalt paving mix plants in the United States and an estimated 350.7 million tons of asphalt paving mix was produced in 2013. Our asphalt paving mix operations compete with CRH plc and other local suppliers in each of our three regions. Based on availability of internal aggregate supply, quality, operating efficiencies, and location advantages, we believe we are well positioned vis-à-vis our competitors.

Asphalt paving mix is generally applied at high temperatures. Prolonged exposure to air causes the mix to lose temperature and harden. Therefore, delivery is typically within close proximity to the asphalt paving mix plant. Local market demand, proximity to competition, transportation costs and supply of aggregates and liquid asphalt vary widely from market to market. Most of our asphalt operations use a combination of company-owned and hired haulers to deliver materials to job sites.

Asphalt Paving and Related Services

As part of our vertical integration strategy, we provide asphalt paving and related services to both the private and public infrastructure sectors as either a prime or sub-contractor. These services complement our construction materials and products businesses by providing a reliable downstream outlet, in addition to our external distribution channels.

Our asphalt paving and related services businesses bid on both private construction and public infrastructure projects in their respective local markets. We only provide paving and related services operations as a complement to our construction materials operation, which we believe is a major competitive strength. Factors affecting competitiveness in this business segment include price, estimating abilities, knowledge of local markets and conditions, project management, financial strength, reputation for quality and the availability of machinery and equipment.

Contracts with our customers are primarily fixed unit price or fixed price. Under fixed unit price contracts, we provide materials or services at fixed unit prices (for example, dollars per ton of asphalt placed). While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the bid amount, whether due to inflation, inefficiency, errors in our estimates or other factors, is borne by us unless otherwise provided in the contract. Most of our contracts contain escalators for increases in liquid asphalt prices.

Customers

Our business is not dependent on any single customer or a few customers. Therefore, the loss of any single or particular small number of customers would not have a material adverse effect on any individual respective market in which we operate or on us as a whole. No individual customer accounted for more than 10% of our 2014 revenue.

Seasonality

Use and consumption of our products fluctuate due to seasonality. Nearly all of the products used by us, and by our customers, in the private construction or public infrastructure industries are used outdoors. Our highway operations and production and distribution facilities are also located outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year has typically lower levels of activity due to weather conditions.

Backlog

Our products are generally delivered upon receipt of orders or requests from customers, or shortly thereafter. Accordingly, the backlog associated with product sales is converted into revenue within a relatively short period of time. Inventory for products is generally maintained in sufficient quantities to meet rapid delivery requirements of customers. Therefore, a period over period increase or decrease of backlog does not necessarily indicate an improvement or a deterioration of our business. Our backlog includes only those products and projects for which we have obtained a purchase order or a signed contract with the customer and does not include products purchased and sold or services awarded and provided within the period.

Our paving and related services backlog represents our estimate of revenue that will be realized under signed contracts. We generally include a project in backlog at the time it is awarded and funding is in place. Many of our paving and related services are awarded and completed within one year and therefore may not be reflected in our beginning or ending contract backlog. Historically, we have not been materially adversely affected by contract cancellations or modifications. However, in accordance with applicable contract terms, substantially all contracts in our backlog may be cancelled or modified by our customers.

As a vertically-integrated business, approximately 22% of our aggregates sales volume was further processed and sold as a downstream product, such as ready-mixed concrete or asphalt paving mix, or used in our paving and related services business, and approximately 78% of the asphalt paving mix we sold was installed by our own paving crews during the year ended March 28, 2015. The following table sets forth our backlog as of the indicated dates:

(in thousands)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013
Aggregate (in tons)	6,868	7,117	4,853	5,153
Ready-mixed concrete (in cubic yards)	301	184	260	138
Asphalt (in tons)	2,844	2,796	2,112	2,387
Construction services (1)	$403,783	$422,523	$301,333	$359,263

(1)	The dollar value of the construction services backlog includes the value of the aggregate and asphalt tons and ready-mixed concrete cubic yards in backlog that are expected to be sourced internally.

Intellectual Property

We do not own or have a license or other rights under any patents that are material to our business.

Employees

As of March 28, 2015 we had approximately 4,000 employees, of whom approximately 78% were hourly workers and the remainder were salaried employees. Because of the seasonal nature of our industry, many of our hourly and certain of our full time employees are subject to seasonal layoffs. The scope of layoffs varies greatly from season to season as they are predominantly a function of the type of projects in process and the weather during the late fall through early spring.

Approximately 6.6% of our hourly employees and approximately 0.2% of our full time salaried employees are union members. We believe we enjoy a satisfactory working relationship with our employees and their unions.

Properties

Our headquarters are located in a 16,653 square foot office space, which we lease in Denver, Colorado, under a lease expiring on August 31, 2017.

As of March 28, 2015, we also operated 137 quarries and sand deposits, 40 asphalt paving mix plants and 64 fixed and portable ready-mixed concrete plants and had 50 office locations.

The following chart sets forth specifics of our production and distribution facilities as of March 28, 2015:

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
West	DeQueen, Arkansas	Leased	—	X	—	—	—	—
West	Kirby, Arkansas	Leased	Sandstone	—	—	—	—	—
West	Texarkana, Arkansas	Leased	—	X	—	—	—	—
West	Abbotsford, British Columbia	Owned	—	—	—	—	—	X
West	Abbotsford, British Columbia	Leased	Granite	—	—	—	—	—
West	Abbotsford, British Columbia	Leased	Granite	—	—	—	—	—
West	Richmond, British Columbia	Owned/Leased	—	—	—	—	—	X
West	Richmond, British Columbia	Leased	—	—	—	—	—	X
West	Surrey, British Columbia	Leased	—	—	—	—	—	X
West	Surrey, British Columbia	Leased	—	—	—	—	—	X
West	Langley, British Columbia	Leased	—	—	—	—	—	X
West	Clark, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Craig, Colorado	Owned	Sand and Gravel	X	—	—	—	—
West	Craig, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Craig, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Delta, Colorado	Owned/Leased	Sand and Gravel	—	—	—	—	—
West	Delta, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Durango, Colorado	Leased	Sand and Gravel	X	—	—	—	—
West	Durango, Colorado	Leased	Sand and Gravel	—	X	—	—	—
West	Eagle, Colorado	Leased	—	X	—	—	—	—
West	Fruita, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	—	X	—	—	—	—
West	Grand Junction, Colorado	Owned/Leased	Sand and Gravel	—	X	—	—	—
West	Grand Junction, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	—	—	X	—	—	—
West	Grand Junction, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Parachute, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Parachute, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Silverton, Colorado	Leased	—	—	X	—	—	—
West	Whitewater, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Whitewater, Colorado	Owned/Leased	Sand and Gravel	—	—	—	—	—
West	Whitewater, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Woody Creek, Colorado	Owned	Sand and Gravel	X	—	—	—	—
Central	Bettendorf, Iowa	Owned	—	—	—	X	—	—
West	Bliss, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Burley, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Jerome, Idaho	Owned	—	—	X	—	—	X
West	Rupert, Idaho	Owned	—	—	X	—	—	—
West	Rupert, Idaho	Leased	Sand and Gravel	—	—	—	—	—
West	Rupert, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Rupert, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Twin Falls, Idaho	Owned	—	—	X	—	—	X
Central	Andover, Kansas	Owned	—	—	X	—	—	—
Central	Chapman, Kansas	Leased	Limestone	—	—	—	—	—
Central	Cummings, Kansas	Leased	Limestone	—	—	—	—	—
Central	Derby, Kansas	Owned	—	—	—	—	—	X
Central	Easton, Kansas	Leased	Limestone	—	—	—	—	—
Central	El Dorado, Kansas	Leased	—	—	X	—	—	—
Central	El Dorado, Kansas	Owned	—	—	—	—	—	—
Central	Emporia, Kansas	Owned	—	—	X	—	—	—
Central	Eudora, Kansas	Owned	Limestone	X	—	—	—	—
Central	Eudora, Kansas	Leased	Limestone	—	—	—	—	—
Central	Eureka, Kansas	Owned	—	—	X	—	—	—
Central	Garnett, Kansas	Leased	—	—	X	—	—	—
Central	Grantville, Kansas	Leased	Limestone	—	—	—	—	—

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
Central	Herington, Kansas	Leased	Limestone	—	—	—	—	—
Central	Highland, Kansas	Leased	Limestone	—	—	—	—	—
Central	Holton, Kansas	Leased	Limestone	—	—	—	—	—
Central	Holton, Kansas	Owned	—	—	X	—	—	—
Central	Howard, Kansas	Owned	—	—	X	—	—	—
Central	Lawrence, Kansas	Owned	—	—	—	—	X	—
Central	Lawrence, Kansas	Owned	Limestone	—	—	—	—	—
Central	Lawrence, Kansas	Owned	Limestone	—	—	—	—	—
Central	Lawrence, Kansas	Leased	Limestone	—	—	—	—	—
Central	Leavenworth, Kansas	Leased	Limestone	—	—	—	—	—
Central	Linwood, Kansas	Owned	Limestone	—	—	—	—	—
Central	Moline, Kansas	Leased	Limestone	—	—	—	—	—
Central	New Strawn, Kansas	Owned	—	—	X	—	—	—
Central	Olsburg, Kansas	Leased	Limestone	—	—	—	—	—
Central	Onaga, Kansas	Leased	Limestone	—	—	—	—	—
Central	Osage City, Kansas	Leased	Limestone	—	—	—	—	—
Central	Osage City, Kansas	Owned	—	—	X	—	—	—
Central	Ottawa, Kansas	Owned	—	—	X	—	—	—
Central	Oxford, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Ozawkie, Kansas	Owned	—	—	X	—	—	—
Central	Perry, Kansas	Owned	—	—	—	—	—	X
Central	Perry, Kansas	Leased	Limestone	—	—	—	—	—
Central	Salina, Kansas	Leased	—	—	X	—	—	—
Central	Severy, Kansas	Leased	Limestone	—	—	—	—	—
Central	St. Joseph, Kansas	Owned	—	—	X	—	—	—
Central	St. Joseph, Kansas	Leased	—	—	—	—	—	X
Central	St. Mary’s, Kansas	Leased	Limestone	—	—	—	—	—
Central	Tonganoxie, Kansas	Leased	Limestone	—	—	—	—	—
Central	Topeka, Kansas	Leased	—	X	—	—	—	—
Central	Topeka, Kansas	Leased	—	—	X	—	—	—
Central	Topeka, Kansas	Leased	—	—	X	—	—	—
Central	Topeka, Kansas	Owned	—	—	—	—	—	X
Central	Topeka, Kansas	Leased	Sand and Gravel	—	—	—	—	—
Central	Topeka, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Troy, Kansas	Leased	Limestone	—	—	—	—	—
Central	Washington, Kansas	Leased	Limestone	—	—	—	—	—
Central	White City, Kansas	Leased	Limestone	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	X	—
Central	Wichita, Kansas	Owned	—	—	—	—	X	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	X	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	X	—	—	—	—
Central	Wichita, Kansas	Owned	—	X	—	—	—	—
Central	Wichita, Kansas	Owned	—	X	—	—	—	—
Central	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Wichita, Kansas	Leased	Sand and Gravel	—	—	—	—	—
Central	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Wichita, Kansas	Leased	Sand and Gravel	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	X
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	—	—	—	—	—	—
Central	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
Central	Winchester, Kansas	Leased	Limestone	—	—	—	—	—
Central	Woodbine, Kansas	Leased	Limestone	—	—	—	—	—
Central	Woodbine, Kansas	Owned	Limestone	—	—	—	—	—
East	Avon, Kentucky	Leased	—	—	—	—	—	X
East	Beattyville, Kentucky	Leased	Limestone	X	—	—	—	—
East	Bethelridge, Kentucky	Owned	Limestone	X	—	—	—	—
East	Burnside, Kentucky	Owned/Leased	Limestone	X	—	—	—	—

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
East	Carrollton, Kentucky	Leased	—	X	—	—	—	—
East	Carrollton, Kentucky	Leased	—	—	—	—	—	X
East	Carrollton, Kentucky	Owned	—	—	—	—	—	X
East	Cave City, Kentucky	Owned	Limestone	—	—	—	—	—
East	Cave City, Kentucky	Owned	Limestone	—	—	—	—	—
East	Crestwood, Kentucky	Leased	—	X	—	—	—	—
East	Flat Lick, Kentucky	Owned	—	X	—	—	—	—
East	Glasgow, Kentucky	Leased	—	—	—	—	—	X
East	Glasgow, Kentucky	Leased	Limestone	—	—	—	—	—
East	Glasgow, Kentucky	Leased	Limestone	—	—	—	—	—
East	Horsecave, Kentucky	Owned/Leased	Limestone	—	—	—	—	—
East	Jackson, Kentucky	Owned	—	X	—	—	—	—
East	Knob Lick, Kentucky	Owned	Limestone	—	—	—	—	X
East	Magnolia, Kentucky	Owned	Sand and Gravel	—	—	—	—	—
East	Middlesboro, Kentucky	Owned	—	X	—	—	—	—
East	Monticello, Kentucky	Owned	Limestone	—	—	—	—	—
East	Morehead, Kentucky	Leased	—	X	—	—	—	X
East	Paris, Kentucky	Owned	—	—	—	—	—	X
East	Paris, Kentucky	Leased/Owned	Limestone	X	—	—	—	X
East	Pineville, Kentucky	Leased	Limestone	—	—	—	—	—
East	Ravenna, Kentucky	Leased	Limestone	X	—	—	—	—
East	Richmond, Kentucky	Owned	—	—	—	—	—	X
East	Scottsville, Kentucky	Leased	Limestone	—	—	—	—	—
East	Somerset, Kentucky	Leased	Limestone	—	—	—	—	—
East	Somerset, Kentucky	Owned/Leased	Limestone	X	—	—	—	X
East	Stanton, Kentucky	Owned/Leased	Limestone	X	—	—	—	—
East	Tompkinsville, Kentucky	Leased	Limestone	—	—	—	—	—
East	West Liberty, Kentucky	Owned	Limestone	X	—	—	—	—
Central	Amazonia, Missouri	Owned	Limestone	—	—	—	—	—
Central	Barnard, Missouri	Leased	Limestone	—	—	—	—	—
Central	Bethany, Missouri	Leased	Limestone	—	—	—	—	—
Central	Blythedale, Missouri	Leased	Limestone	—	—	—	—	—
Central	Cameron, Missouri	Owned	—	—	—	—	—	X
Central	Chesterfield, Missouri	Leased	—	—	—	X	—	—
Central	Columbia, Missouri	Leased	Limestone	—	—	—	—	—
Central	Columbia, Missouri	Owned	Limestone	—	X	—	—	—
Central	Columbia, Missouri	Owned	—	—	—	—	—	X
Central	Columbia, Missouri	Owned	—	—	—	—	—	—
Central	Columbia, Missouri	Owned	—	—	X	—	—	—
Central	Columbia, Missouri	Owned	—	—	X	—	—	—
Central	Columbia, Missouri	Owned	—	—	X	—	—	—
Central	Columbia, Missouri	Leased	Limestone	—	—	—	—	—
Central	Cowgil, Missouri	Leased	Limestone	—	—	—	—	—
Central	Dawn, Missouri	Leased	Limestone	—	—	—	—	—
Central	Edinburg, Missouri	Leased	Limestone	—	—	—	—	—
Central	Gallatin, Missouri	Leased	Limestone	—	—	—	—	—
Central	Hannibal, Missouri	Owned	Limestone	—	—	X	—	X
Central	Huntsville, Missouri	Owned/Leased	Limestone	—	—	—	—	—
Central	Maitland, Missouri	Owned/Leased	Limestone	—	—	—	—	—
Central	Mercer, Missouri	Leased	Limestone	—	—	—	—	—
Central	Moberly, Missouri	Owned	—	—	X	—	—	—
Central	Oregon, Missouri	Leased	Limestone	—	—	—	—	—
Central	Owensville, Missouri	Owned	Clay	—	—	X	—	—
Central	Pattonsburg, Missouri	Leased	Limestone	—	—	—	—	—
Central	Pattonsburg, Missouri	Leased	Limestone	—	—	—	—	—
Central	Princeton, Missouri	Leased	Limestone	—	—	—	—	—
Central	Ravenwood, Missouri	Leased	Limestone	—	—	—	—	—
Central	Savannah, Missouri	Owned/Leased	Limestone	—	—	—	—	—
Central	Savannah, Missouri	Leased	—	—	—	—	—	X
Central	Sedalia, Missouri	Leased	Limestone	—	—	—	—	—
Central	St. Louis, Missouri	Owned	—	—	—	X	—	—
Central	Stet, Missouri	Leased	Limestone	—	—	—	—	—
Central	Trenton, Missouri	Leased	Limestone	—	—	—	—	—
Central	Pawnee City, Nebraska	Leased	Limestone	—	—	—	—	—
West	Sawyer, Oklahoma	Owned/Leased	Sandstone	—	—	—	—	—
East	Jefferson, South Carolina	Leased	Granite	—	—	—	—	—

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
East	Mt. Croghan, South Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Jellico, Tennessee	Leased	Limestone	—	—	—	—	—
West	Altair, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Amarillo, Texas	Leased	—	X	—	—	—	—
West	Austin, Texas	Leased	—	—	—	—	—	X
West	Austin, Texas	Leased	—	—	—	—	—	—
West	Barstow, Texas	Leased	—	—	X	—	—	—
West	Big Springs, Texas	Owned	—	—	X	—	—	—
West	Blessing, Texas	Owned	Sand and Gravel	—	—	—	—	—
West	Brookshire, Texas	Owned	—	—	X	—	—	—
West	Buda, Texas	Leased	Limestone	—	—	—	—	X
West	Buda, Texas	Leased	—	X	—	—	—	—
West	Buda, Texas	Owned	—	X	—	—	—	—
West	Columbus, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Columbus, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Columbus, Texas	Leased	—	—	—	—	—	X
West	Crane, Texas	Owned	—	—	X	—	—	—
West	Cypress, Texas	Owned	—	—	X	—	—	—
West	Denison, Texas	Owned	—	X	—	—	—	—
West	Denison, Texas	Owned	—	—	—	—	—	X
West	Eagle Lake, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Eagle Lake, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Eagle Lake, Texas	Owned	Sand and Gravel	—	—	—	—	—
West	Edna, Texas	Owned	—	—	—	—	—	X
West	El Campo, Texas	Owned	—	—	—	—	—	X
West	Florence, Texas	Owned	Limestone	—	—	—	—	—
West	Florence, Texas	Owned	—	X	—	—	—	—
West	Garwood, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Gonzales, Texas	Leased	—	—	—	—	—	X
West	Greenville, Texas	Owned	—	X	—	—	—	—
West	Greenville, Texas	Owned	—	X	—	—	—	—
West	Greenwood, Texas	Leased	Limestone	—	—	—	—	X
West	Guthrie, Texas	Leased	—	X	—	—	—	—
West	Hartley, Texas	Leased	—	X	—	—	—	—
West	Holiday, Texas	Leased	—	—	—	—	—	X
West	Houston, Texas	Owned	—	—	X	—	—	—
West	Houston, Texas	Owned	—	—	X	—	—	—
West	Katy, Texas	Owned	—	—	X	—	—	—
West	Manvel, Texas	Owned	—	—	X	—	—	—
West	Midland, Texas	Owned	—	—	X	—	—	—
West	Midland, Texas	Owned	—	—	X	—	—	—
West	Monahans, Texas	Owned	—	—	X	—	—	—
West	Monahans, Texas	Owned	—	—	X	—	—	—
West	Mount Pleasant, Texas	Leased	—	X	—	—	—	—
West	Mustang Ridge, Texas	Owned	—	X	—	—	—	—
West	Odessa, Texas	Owned	—	—	X	—	—	—
West	Odessa, Texas	Owned	—	—	X	—	—	—
West	Paris, Texas	Leased	—	—	—	—	—	X
West	Paris, Texas	Owned	—	—	—	—	—	X
West	Paris, Texas	Owned	—	X	—	—	—	—
West	Pyote, Texas	Owned	Sand and Gravel	—	—	—	—	X
West	Richmond, Texas	Leased	—	—	—	—	—	X
West	Richmond, Texas	Owned	—	—	X	—	—	—
West	Rosenberg, Texas	Owned	—	—	X	—	—	—
West	Sulphur Springs, Texas	Owned	—	—	—	—	—	X
West	Texarkana, Texas	Leased	—	—	—	—	—	X
West	Victoria, Texas	Owned	—	—	—	—	—	X
West	Waller, Texas	Owned	—	—	X	—	—	—
West	American Fork, Utah	Owned	—	—	X	—	—	—
West	Aurora, Utah	Owned	—	—	X	—	—	—
West	Benjamin, Utah	Leased	Limestone	X	—	—	—	—
West	Bluffdale, Utah	Owned	Sand and Gravel	—	X	—	—	—
West	Highland, Utah	Leased	Sand and Gravel	—	X	—	—	—
West	Manti, Utah	Owned	—	—	X	—	—	—
West	Midvale, Utah	Owned	—	—	X	—	—	—

Region	Property	Owned/ Leased	Aggregates	Asphalt Plant	Ready Mixed Concrete	Cement	Landfill	Other*
West	Mona, Utah	Leased	Sand and Gravel	—	X	—	—	—
West	Mona, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Mount Pleasant, Utah	Owned	—	—	X	—	—	—
West	Parley’s Canyon, Utah	Leased	Limestone	—	—	—	—	—
West	Salt Lake City, Utah	Owned	—	—	X	—	—	—
West	Sandy, Utah	Owned	—	—	—	—	—	X
West	Springville, Utah	Owned	—	—	X	—	—	—
West	Stockton, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Tooele, Utah	Leased	Sand and Gravel	—	—	—	—	—
West	Tooele, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	West Haven, Utah	Owned	—	—	X	—	—	—
West	West Jordan, Utah	Owned	—	—	X	—	—	X
West	West Valley City, Utah	Leased	—	—	—	—	—	X
West	West Valley City, Utah	Owned	Sand and Gravel	X	X	—	—	—
East	Ewing, Virginia	Leased	Limestone	—	—	—	—	—
West	Big Piney, Wyoming	Leased	—	—	X	—	—	—
West	Evanston, Wyoming	Owned	—	—	X	—	—	—
West	Kemmerer, Wyoming	Leased	—	—	X	—	—	—

*	Other primarily consists of office space.

Legal Proceedings

We are party to certain legal actions arising from the ordinary course of business activities. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on our consolidated results of operations, financial position or liquidity.

Environmental and Government Regulation

We are subject to federal, state, provincial and local laws and regulations relating to the environment and to health and safety, including noise, discharges to air and water, waste management including the management of hazardous waste used as a fuel substitute at our Hannibal, Missouri cement kiln, remediation of contaminated sites, mine reclamation, operation and closure of landfills and dust control and to zoning, land use and permitting. Our failure to comply with such laws and regulations can result in sanctions such as fines or the cessation of part or all of our operations. From time to time, we may also be required to conduct investigation or remediation activities. There also can be no assurance that our compliance costs or liabilities associated with such laws and regulations or activities will not be significant.

In addition, our operations require numerous governmental approvals and permits. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. Stricter laws and regulations, or more stringent interpretations of existing laws or regulations, may impose new liabilities on us, reduce operation hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities. We regularly monitor and review our operations, procedures and policies for compliance with existing environmental laws and regulations, changes in interpretations of existing laws and enforcement policies, new laws that are adopted, and new requirements that we anticipate will be adopted that could affect our operations.

Multiple permits are required for our operations, including those required to operate our cement plant. Applicable permits may include conditional use permits to allow us to operate in certain areas absent zoning approval and operational permits governing, among other matters, air and water emissions, dust, particulate matter and storm water management and control. In addition, we are often required to obtain bonding for future reclamation costs, most commonly specific to restorative grading and seeding of disturbed surface areas.

Like others in our industry, we expend substantial amounts to comply with applicable environmental laws and regulations and permit limitations, which include amounts for pollution control equipment required to monitor and regulate emissions into the environment. In addition, the Davenport Plant will be required to incur capital expenditures in order to comply with PC-MACT. Since many of these requirements are likely to be affected by future legislation or rule making by government agencies, and are therefore not quantifiable, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our future results of operations, financial condition or liquidity.

At most of our quarries, we incur reclamation obligations as part of our mining activities. Reclamation methods and requirements can vary depending on the individual site and state regulations. Generally, we are required to grade the mined properties to a certain slope and seed the property to prevent erosion. We record a mining reclamation liability in our consolidated financial statements to reflect the estimated fair value of the cost to reclaim each property including active and closed sites.

Our operations in Kansas include one municipal waste landfill and two construction and demolition debris landfills, one of which has been closed. Among other environmental, health and safety requirements, we are subject to obligations to appropriately close those landfills at the end of their useful lives and provide for appropriate post-closure care. Asset retirement obligations relating to these landfills are recorded in our consolidated financial statements.

Health and Safety

Our facilities and operations are subject to a variety of worker health and safety requirements, particularly those administered by the federal OSHA and MSHA, which may become stricter in the future. Throughout our organization, we strive for a zero-incident safety culture and full compliance with safety regulations. Failure to comply with these requirements can result in sanctions such as fines and penalties and claims for personal injury and property damage. These requirements may also result in increased operating and capital costs in the future. We cannot guarantee that violations of such requirements will not occur, and any violations could result in additional costs.

Worker safety and health matters are overseen by our corporate risk management and safety department as well as operating company level safety managers. We provide leadership and support, comprehensive training, and other tools designed to accomplish health and safety goals, reduce risk, eliminate hazards, and ultimately make our work places safer.

Insurance

Our insurance program is structured using multiple “A” rated insurance carriers, and a variety of deductible amounts. In particular, our workers compensation, general liability and auto liability policies are subject to a $500,000 per occurrence deductible. Losses within these deductibles are accrued for using projections based on past loss history.

We also maintain $50.0 million in combined umbrella insurance. Other policies have smaller deductibles and include property, contractors equipment, contractors pollution and professional, directors and officers, employment practices liability and fiduciary and crime. We also have a separate marine insurance policy for our cement business, which is located adjacent to the Mississippi River and ships cement on the river via barge.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Thomas W. Hill	59	President and Chief Executive Officer; Director
Howard L. Lance	59	Director; Chairman of the Board of Directors
Ted A. Gardner	57	Director
Julia C. Kahr	37	Director
John R. Murphy(1)	65	Director; Audit Committee Chairman
Neil P. Simpkins	49	Director
Anne Lee Benedict	42	Executive Vice President, Chief Legal Officer and Secretary
Michael J. Brady	48	Executive Vice President and Chief Business Development Officer
M. Shane Evans	44	Executive Vice President and West Region President
Kevin A. Gill	54	Executive Vice President and Chief Human Resources Officer
Brian J. Harris	58	Executive Vice President and Chief Financial Officer
Damian J. Murphy(1)	45	Executive Vice President and Central Region President
Douglas C. Rauh	55	Executive Vice President, Chief Operating Officer and East Region President

(1)	John R. Murphy is not related to Damian J. Murphy. There are no family relationships among any of our directors or executive officers.

Thomas W. Hill is the founder of Summit Materials and has been President and Chief Executive Officer since its inception. He has been a member of our board of directors since August 2009. From 2006 to 2008, he was the Chief Executive Officer of Oldcastle, Inc. (“Oldcastle”), the North American arm of CRH plc, one of the world’s leading construction materials companies. Mr. Hill served on the CRH plc Board of Directors from 2002 to 2008 and, from 1992 to 2006, ran the Materials division of Oldcastle. Mr. Hill served as Chairman of the American Road and Transportation Builders Association (“ARTBA”) from 2002 to 2004, during congressional consideration of the multi-year transportation bill “SAFETEA-LU.” Mr. Hill has been Treasurer of both the National Asphalt Pavement Association and the National Stone Association, and he remains active with ARTBA’s Executive Committee. Mr. Hill received a Bachelor of Arts in Economics and History from Duke University and a Masters of Business Administration from Trinity College in Dublin, Ireland.

Howard L. Lance began to serve on our board starting in October 2012 and was formally elected as a director and Chairman in February 2013. He serves as an Executive Advisor to The Blackstone Group L.P. and as part of his duties as such he serves on the boards of certain Blackstone portfolio companies. He is also a director of Emdeon, Inc., a Blackstone portfolio company, and Ferrovial S.A. He was Chairman of the Board of Directors, President and Chief Executive Officer of Harris Corporation from 2003 to 2011. Before joining Harris Corporation, Mr. Lance was president of NCR Corporation and Chief Operating Officer of its Retail and Financial Group. Previously, he spent 17 years with Emerson Electric Co., where he held senior management positions including Executive Vice President of its Electronics and Telecommunications segment, Chief Executive Officer and director of its Astec electronics subsidiary in Hong Kong, Group Vice President of its Climate Technologies segment and President of its Copeland Refrigeration division. Mr. Lance has a Bachelor of Science degree in Industrial Engineering from Bradley University and a Master of Science degree in Management from the Krannert School of Management at Purdue University.

Ted A. Gardner was elected as a director in August 2009. He is a Managing Partner of Silverhawk. Prior to co-founding Silverhawk in 2005, Mr. Gardner was a Managing Partner of Wachovia Capital Partners (formerly, First Union Capital Partners) from 1989 until 2002. He was a director and Chairman of the Compensation Committee of Kinder Morgan, Inc. from 1999 to 2007, a director and the Chairman of the Audit Committee of Encore Acquisition Company from 2001 to 2010, a director of Kinder Morgan Energy Partners from 2011 to 2014 and a director of Athlon Energy, Inc. from 2013 to 2014. He is currently a director of Kinder Morgan, Inc. and Spartan Energy Partners. Mr. Gardner received a Bachelor of Arts degree in Economics from Duke University and a Juris Doctor and Masters of Business Administration from the University of Virginia.

Julia C. Kahr was elected as a director in August 2009. She is a Senior Managing Director in Blackstone’s Corporate Private Equity group. Since joining Blackstone in 2004, she has been involved in the execution of Blackstone’s investments in SunGard, Encore Medical, DJ Orthopedics, Summit Materials and Gates Corporation. Before joining Blackstone, she was a Project Leader at the Boston Consulting Group, where she worked with companies in a variety of industries, including health care, financial services, media and entertainment and consumer goods. She is also the sole author of Working Knowledge, a book published by Simon & Schuster in 1998. She currently serves on the Board of Directors of DJ Orthopedics and Gates Corporation and is also a member of the Board of Directors of Episcopal Social Services. Ms. Kahr received a Bachelor of Arts in Classical Civilization from Yale University where she graduated summa cum laude. She received a Masters of Business Administration from Harvard Business School.

John R. Murphy was elected as a director and Chairman of the Audit Committee in February 2012. Mr. Murphy served as Summit Materials’ Interim Chief Financial Officer from January 2013 to May 2013 and from July 2013 to October 2013. He was Senior Vice President and Chief Financial Officer of Smurfit-Stone Container Corporation from 2009 to 2010 and served in various senior management roles from 1998 to 2008, including Chief Financial Officer and Chief Operating Officer and as President and Chief Executive Officer of Accuride Corporation. Accuride Corporation filed for Chapter 11 bankruptcy protection in October 2009 and emerged in 2010. Since 2003, Mr. Murphy has served on the Board of Directors, the Governance Committee and as Chairman of the Audit Committee of O’Reilly Automotive, Inc. He has also served as a director and Audit Committee Chairman of DJO Global Inc. since January 2012. Mr. Murphy was elected as a director and Audit Committee member of Graham Packaging in February 2011. Graham Packaging was subsequently sold in September 2011. Mr. Murphy has a Bachelor of Science degree in Accounting from Pennsylvania State University and a Master of Business Administration degree from the University of Colorado and is a Certified Public Accountant.

Neil P. Simpkins was elected as a director in August 2009. He is a Senior Managing Director of Blackstone’s Corporate Private Equity Group. Since joining Blackstone in 1998, Mr. Simpkins has led the acquisitions of TRW Automotive, Vanguard Health Systems, Team Health, LLC, Apria Healthcare Group, Summit Materials, Emdeon, Inc. and Gates Corporation. Before joining Blackstone, Mr. Simpkins was a Principal at Bain Capital. While at Bain Capital, Mr. Simpkins was involved in the execution of investments in the consumer products, industrial, healthcare and information industries. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in the Asia Pacific region and in London. He currently serves as Lead Director of TRW Automotive and as a Director of Apria Healthcare Group, Gates Corporation and Emdeon, Inc. Mr. Simpkins graduated with honors from Oxford University and received a Masters of Business Administration from Harvard Business School.

Anne Lee Benedict joined Summit Materials in October 2013. Prior to joining Summit Materials, Ms. Benedict was a corporate partner in the Washington, D.C. office of Gibson, Dunn & Crutcher, where she had practiced since 2000. Ms. Benedict’s practice involved a wide range of corporate law matters, including mergers and acquisitions, joint ventures and other strategic transactions, securities offerings, securities regulation and disclosure issues and corporate governance matters. Ms. Benedict earned a Bachelor of Arts degree in English and Psychology from the University of Michigan and graduated from the University of Pennsylvania Law School.

Michael J. Brady joined Summit Materials in April 2009 as Executive Vice President. Before joining Summit Materials, Mr. Brady was a Senior Vice President at Oldcastle with overall responsibility for acquisitions and business development, having joined the company in 2000. Prior to that, Mr. Brady worked in several operational and general management positions in the paper and packaging industry in Ireland, the United Kingdom and Asia Pacific with the Jefferson Smurfit Group, plc (now Smurfit Kappa Group plc). Mr. Brady has a Bachelor of Engineering (Electrical) and a Master of Engineering Science (Microelectronics) from University College, Cork in Ireland. He earned his Masters of Business Administration degree from INSEAD in Fontainebleau, France.

M. Shane Evans joined Summit Materials as West Region President in August 2010 with over 20 years of experience in the construction materials industry. Prior to joining Summit Materials, Mr. Evans worked at Oldcastle for 12 years, most recently as a Division President. He started his career working in his family’s construction and materials business where he held various operational and executive positions. Mr. Evans has a Bachelor of Science degree from Montana State University.

Kevin A. Gill joined Summit Materials in May 2013 after having been Human Resources Vice President for Guilford Performance Textiles, a Cerberus portfolio company, since November 2008. In this role, he provided Human Resources Leadership that fueled the monetization to Lear Corporation. Prior to Guilford, Mr. Gill held a variety of Human Resources leadership roles with companies such as Honeywell, Citibank and Monsanto Chemical. Mr. Gill holds a Bachelor of Science in Business Administration from Villanova University and a Master of Arts in Industrial Relations from Wayne State in Detroit, Michigan.

Brian J. Harris joined Summit Materials as Chief Financial Officer in October 2013. Prior to joining Summit Materials, from 2009 to 2013, Mr. Harris served as Executive Vice President and Chief Financial Officer of Bausch & Lomb Holdings Incorporated, a leading global eye health company. From 1990 to 2009, Mr. Harris held positions of increasing responsibility with industrial, automotive, building products and engineering manufacturing conglomerate Tomkins plc, including President of the $2 billion worldwide power transmission business for Gates Corporation, and Senior Vice President for Strategic Business Development and Business Administration, Chief Financial Officer and Secretary of Gates Corporation. Mr. Harris earned his Bachelor of Accountancy from Glasgow University and is qualified as a Scottish Chartered Accountant.

Damian J. Murphy joined Summit Materials as Central Region President in August 2009 with over 20 years of experience in the construction materials and mining industries, working with both public and privately held companies. Prior to joining Summit Materials, Mr. Murphy served roles as regional president and company president for Oldcastle starting in 2004. Prior to that Mr. Murphy served as vice president of Aggregate Industries’ Rocky Mountain region, responsible for aggregates and hot mix asphalt production and sales. Before joining Aggregate Industries, Mr. Murphy worked in the mid-Atlantic for a top 10 privately held aggregate supplier and began his career in the industry in Europe. Mr. Murphy holds a Bachelor of Engineering degree with a concentration in Minerals Engineering from the Camborne School of Mines/ Exeter University in the United Kingdom.

Douglas C. Rauh joined Summit Materials as the East Region President in January 2012 with over 30 years of experience in the construction materials industry. Effective March 1, 2013, Mr. Rauh became Summit Materials’ Chief Operating Officer. Prior to joining Summit Materials, from 2000 to 2012, Mr. Rauh held positions of increasing responsibility with Oldcastle, including President and Chief Executive Officer of The Shelly Co. (“Shelly”), Oldcastle’s operations in Ohio. During Mr. Rauh’s tenure with Shelly, he was an integral part of the team that completed over 30 acquisitions. Mr. Rauh started his career working for his family’s business, Northern Ohio Paving Company, where he held roles of increasing responsibility from 1983 to 2000, including Vice President. He holds a Bachelor of Science degree from The Ohio State University in Business Administration.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of six directors, of whom Mr. Gardner and Mr. Murphy are independent. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	Our Class I directors are Mr. Hill and Mr. Simpkins, and their terms will expire at the annual meeting of stockholders to be held in 2016.

•	Our Class II directors are Mr. Gardner and Mr. Murphy, and their terms will expire at the annual meeting of stockholders to be held in 2017.

•	Our Class III directors are Ms. Kahr and Mr. Lance, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

In addition, in connection with the IPO, we entered into a stockholders’ agreement with affiliates of Blackstone. This agreement grants affiliates of Blackstone the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders’ Agreement” for additional information.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Hill’s extensive knowledge of our industry and significant experience in leading companies.

•	Mr. Lance’s significant management and operational experience from his service in various senior management roles, including as President and Chief Executive Officer of Harris Corporation and President of NCR Corporation.

•	Mr. Gardner’s extensive business and leadership experience, including as a Managing Partner of Silverhawk and Managing Partner of Wachovia Capital Partners (formerly, First Union Capital Partners).

•	Ms. Kahr’s extensive knowledge of a variety of different industries and her significant financial and investment experience as a Senior Managing Director in The Private Equity Group at Blackstone.

•	Mr. Murphy’s extensive financial knowledge, including from his service as Chief Financial Officer of Smurfit-Stone Container Corporation and Accuride Corporation.

•	Mr. Simpkins’ significant financial and business experience, including as a Senior Managing Director in the Private Equity Group at Blackstone and Principal at Bain Capital.

Controlled Company Exception

After the completion of this offering, affiliates of Blackstone, who are parties to the stockholders’ agreement, will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will continue to be a “controlled company” within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, the majority of our directors are not independent and none of the committees of the board of directors are composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mr. Murphy, Mr. Gardner and Ms. Kahr, with Mr. Murphy serving as chair. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Messrs. Murphy and Gardner qualify as independent directors under the NYSE governance standards and the independence requirements of Rule 10A-3 of the Exchange Act.

Compensation Committee

Our compensation committee consists of Mr. Simpkins, Mr. Lance and Mr. Gardner, with Mr. Simpkins serving as chair. The compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating his/her performance in light of those goals and objectives and determining and approving his/her compensation level based on such evaluation;

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Lance, Mr. Murphy and Mr. Simpkins, with Mr. Lance serving as chair. The corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

Prior to the consummation of our IPO, our board did not have a compensation committee. All decisions about our executive compensation in fiscal year 2014 were made by the board. Mr. Hill, who is a director and our President and Chief Executive Officer, generally participated in discussions and deliberations of the board regarding executive compensation. Other than Mr. Hill and Mr. Murphy, who served as our Interim Chief Financial Officer from December 18, 2012 to May 12, 2013 and from July 1, 2013 to October 14, 2013, no member of the board was at any time during fiscal year 2014, or at any other time, one of our officers or employees.

Code of Ethics

Our Code of Business Conduct and Ethics applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions and is posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Overview

The executive compensation disclosure that follows explains the compensation awarded to, earned by or paid to Thomas W. Hill, our President and Chief Executive Officer, Brian J. Harris, our Chief Financial Officer, and Doug C. Rauh, M. Shane Evans and Michael J. Brady, our three most highly compensated executive officers other than our Chief Executive Officer and Chief Financial Officer, serving at the end of fiscal year 2014. We refer to these individuals in this section as our “named executive officers” or “NEOs.”

Compensation Program Following Our IPO

The design of our compensation program is expected to evolve as we move from a private structure to that of a public company. We believe that we now have more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance. We anticipate that long-term incentive compensation will be an integral part of our compensation program going forward, including under our omnibus incentive plan. See “—Summit Materials, Inc. 2015 Omnibus Incentive Plan.”

2014 Executive Compensation Structure

In fiscal 2014, our executive compensation structure consisted of three primary components: base salary; annual bonus and non-equity incentives; and grants of Class D interests through our unit interest program.

2014 Compensation Program Governance Highlights

What We Have Done (Best Practice)	What We Have Not Done / Have Not Allowed
✓ Disclose performance goals for 2014 incentive payments	✓ No hedging or pledging of Company stock by executives or directors

✓ Set maximum payout caps on our annual incentives	✓ No single-trigger or modified single-trigger change-in-control arrangements

✓ Pay for performance with a significant portion of our NEOs’ total pay opportunity being performance-based compensation	✓ No change-in-control severance multiple in excess of three times salary and target bonus

✓ Limit perquisites and other benefits, as well as related tax gross-ups	✓ No excise tax gross-ups upon a change in control

✓ Incorporate general severance and change-in-control provisions that are consistent with market practice, including double-trigger requirements for change-in-control protection	✓ No enhanced retirement formulas

✓ Perform an annual compensation risk assessment

Compensation Decision Process

Prior to our IPO, our board had overall responsibility for the compensation program for our named executive officers. In connection with our IPO, this responsibility was delegated to a compensation committee of the board.

Objectives for NEO Compensation

Our executive compensation program is intended to attract, motivate, and retain executive officers and to align the interests of our executive officers with equity holders’ interests. The objectives for our program include, but are not limited to, the following:

•	attract and retain talented and experienced executives in our industry;

•	recognize and reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executive officers and equity holders by motivating executive officers to increase equity holdings and rewarding them when that value increases; and

•	compensate our executives in a manner that encourages them to manage our business to meet our long-range objectives.

For our NEOs and select other senior executives, we employ a “pay-for-performance” philosophy that ties a significant portion of incentive compensation opportunity to our company-wide performance, which has historically consisted of an EBITDA metric, cash flows, and certain safety metrics. Prior to our IPO, our long-term incentive compensation was comprised of time-based and performance-based Class D interests. See “—Bonus and Non-Equity Incentive Plan Compensation” and “—Long-Term Incentives” for detailed explanations of these plans.

Role of Management and the Board

Prior to our IPO, the board approved all compensation for executive officers. Our Chief Executive Officer, Mr. Hill, recommended to the board compensation levels for each NEO, excluding himself. In making these recommendations, Mr. Hill considered individual experience and performance, financial contribution to the Company and knowledge of executive compensation levels gained through years of experience in our industry. The board reviewed and discussed all recommendations prior to approval.

The board was solely responsible for assessing performance of and compensation for Mr. Hill. Management did not make compensation-related recommendations for the Chief Executive Officer. In executive session, without management present, the board reviewed Mr. Hill’s compensation and individual performance contributions.

Prior compensation realized does not affect the setting of future pay opportunities.

Role of the Compensation Consultant

Beginning in fall 2013, we retained an independent compensation consultant, Aon Hewitt, to assist us with respect to the 2014 salaries and bonuses and the 2013 bonus and other non-equity incentive plan compensation. The consultant was retained by and reported to management. Other than Aon Hewitt’s roles and services listed below with respect to compensation consulting, it performed no other services for us in fiscal year 2014.

Aon Hewitt’s specific compensation consultation roles include, but are not limited to, the following:

•	advise management on executive compensation trends and regulatory developments;

•	provide compensation studies for executives and recommendations for executive pay;

•	provide advice to management on governance best practices, as well as any other areas of concern or risk; and

•	review and comment on disclosure items, including “Executive and Director Compensation” disclosures.

Aon Hewitt provided management and the board of directors with benchmarking studies, which were used in determining the 2014 salaries and bonuses and 2013 bonuses and non-equity incentive plan compensation for executives.

Role of Competitive Market Data

The board has not relied on market survey data in making decisions regarding executive compensation. The board has exercised its discretion in setting both the individual compensation components and the total pay of each of our named executive officers at levels believed to be commensurate with their specific positions and job responsibilities, taking into account the need to retain and motivate our named executive officers to achieve superior levels of performance.

We anticipate that the board and/or the compensation committee may, in the future, more formally benchmark executive compensation against a peer group of comparable companies and may target specific percentile pay levels. We also anticipate that the board and/or compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal benchmarking process.

Considerations Regarding 2014 NEO Compensation

Components of 2014 NEO Compensation

The following table outlines the major components of our 2014 executive compensation program for our NEOs:

Pay Component	Purpose	Characteristics	Fixed or Performance	Short or Long-Term
Base Salary	Attract and retain executives through market-based pay	Reflects executive’s experience, performance, and the board’s knowledge of executive compensation practices	Fixed	Short-Term

Bonus and Non- Equity Incentive Plan Compensation	Encourages achievement of strategic and financial performance metrics that create long-term equity holder value	Based on achievement of predefined performance objectives and an assessment of individual performance	Performance	Short-Term

Long-Term Incentives	Aligns executives’ long-term compensation with equity holders’ investment interests; creates a retention incentive through multi-year vesting and performance cycles	Value to the executive is based on long-term value creation	Performance	Long-Term

Health/Welfare Plans and Retirement Benefits	Provides competitive benefits that promote employee health and productivity and support financial security	Similar to benefits offered to other employees	Fixed	Long-Term

Perquisites	Provides business-related benefits, where appropriate	Limited to car allowance, relocation expenses, club memberships and other business related reimbursements.	Fixed	Short-Term

Base Salary

Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a level of cash income predictability and stability with respect to a portion of their total compensation. The board has historically determined base salaries for the NEOs and other executives based on a number of factors, including but not limited to, the board’s understanding of executive pay practices, individual performance, Company performance and management recommendations (except for the Chief Executive Officer). The board approved the following base salary amounts for 2014.

Base Salary
Thomas W. Hill	$725,000
Brian J. Harris	$489,250
Douglas C. Rauh	$489,250
M. Shane Evans	$378,010
Michael J. Brady	$360,500

Bonus and Non-Equity Incentive Plan Compensation

Each named executive officer is eligible to earn an annual incentive based upon the achievement of performance targets established by the board within the first three months of the fiscal year.

Annual Incentive Targets. At the start of each fiscal year the board approved annual incentive compensation targets, as a percentage of base salary, based on the board’s understanding of executive pay practices, management’s recommendations and other relevant factors. The 2014 annual incentive targets for our NEOs follow:

Target Bonus
Thomas W. Hill	125%
Brian J. Harris	75%
Douglas C. Rauh	75%
M. Shane Evans	60%
Michael J. Brady	60%

2014 Annual Incentive Metrics. The performance targets may be based on an EBITDA metric and/or free cash flow targets; however, the board, in its discretion, could adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by us during such fiscal year. In fiscal 2014, the performance targets were primarily based on an EBITDA metric, cash flows and safety and discretionary evaluations related primarily to the successful integration of acquired businesses. These may be measured at either the corporate or regional business level. For 2014, the measures were weighted as follows:

	EBITDA Metric	Cash Flow	Safety/ Discretionary
Thomas W. Hill	60%	25%	15%
Brian J. Harris	60%	25%	15%
Douglas C. Rauh	60%	25%	15%
M. Shane Evans	60%	20%	20%
Michael J. Brady	70%	15%	15%

2014 Performance / Payout Scales. The payout opportunities associated with minimum, target, and maximum performance levels were consistent across the EBITDA and cash flow performance metrics. The minimum payout opportunity would be paid at 10% of target if the minimum performance level of 91% of goal was achieved, provided that the threshold level under the EBITDA metric was achieved. Target would be paid at earned if targeted performance was achieved. The maximum payout opportunity would be paid at 100% - 150% of target if the maximum performance level of 120% of goal was achieved.

2014 Actual Performance. Actual results for the 2014 Bonus and Non-Equity Incentive Plan were certified by the board, as follows, based on the performance goals and funding scales approved in the first quarter of 2014:

•	EBITDA Metric: The 2014 performance target was $212.5 million. We achieved an EBITDA metric of $214.1 million. The EBITDA metric portion was paid at 105% of target.

•	Cash Flow: The 2014 performance target was $14.9 million. We achieved $24.3 million. The Cash Flow portion was paid at 122.5% of target.

•	Safety/Discretionary Metrics: Payouts earned against target were 110%.

The following table summarizes the 2014 bonuses earned based on actual performance, as compared to the target opportunity for each NEO:

	Incentive Earned	Target Incentive	% of Target Earned
Thomas W. Hill	$999,141	$906,250	110%
Brian J. Harris	$404,549	$366,938	110%
Douglas C. Rauh	$404,549	$366,938	110%
M. Shane Evans	$301,652	$226,806	133%
Michael J. Brady	$253,071	$216,300	117%

2013 Actual Performance. Actual results for the 2013 Bonus and Non-Equity Incentive Plan were certified by the board, as follows, based on the performance goals and funding scales approved in the first quarter of 2013:

•	EBITDA Metric: The 2013 performance target was $126.1 million. We achieved an EBITDA metric of $127.7 million. The EBITDA metric portion was paid at 101% of target.

•	Cash Flow: The 2013 performance target was $13.9 million. We achieved $12.2 million. The Cash Flow portion was paid at 90% of target.

•	Safety/Discretionary Metrics: Payouts earned against target were 150%.

The following table summarizes the 2013 bonuses earned based on actual performance, as compared to the target opportunity for each NEO:

	Incentive Earned	Target Incentive	% of Target Earned
Thomas W. Hill	$563,850	$525,000	107%
Douglas C. Rauh(1)	$382,073	$356,250	107%
M. Shane Evans	$275,143	$220,200	125%

(1)	Mr. Rauh received an additional discretionary bonus of $29,212 for performing dual roles as Chief Operating Officer and East Region President.

Long-Term Incentives

Certain of our employees, including our named executive officers, received Class D interests in Summit Holdings between 2009 and 2014. The Class D interests provided rights to cash distributions based on a predetermined distribution formula (as provided for in the Third Amended and Restated Limited Partnership Agreement dated December 23, 2013) upon Summit Holdings’ general partner declaring a distribution. Under the limited partnership agreement, these interests would have been entitled to distributions as determined by the board on a pro rata basis with the Class B and Class C interests after returns of capital to Class A and Class B holders (Blackstone and other investors) and a preferential distribution to Class C Holders.

No additional Class D interests will be granted. Existing grants were unitized in connection with the IPO. In connection with the IPO, our directors, officers and employees surrendered all vested and unvested Class D interests held by them and received vested and unvested LP Units pursuant to the Reclassification, as described in “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Summit Materials Holdings L.P.,” and stock options. The LP Units and stock options issued in exchange for unvested Class D interests are generally subject to the same vesting conditions as were applicable to the corresponding Class D interests, as described below. For more information, see “—Outstanding Equity Awards at 2014 Fiscal Year End.”

Vesting

There were four categories of Class D interests:

•	Class D-1 U.S. Interests;

•	Class D-1 Non-U.S. Interests;

•	Class D-2 U.S. Interests; and

•	Class D-2 Non-U.S. Interests.

Generally, 50% of each category of Class D-1 interests vested with the passage of time (“time-vesting interests”) and the remaining 50% of the Class D-1 interests and all Class D-2 interests vested if certain investment returns were achieved by Summit Holdings’ investors (“performance-vesting interests”).

Time vesting interests generally vested as follows: 20% vested on the first anniversary of the grant date and the remaining 80% vested monthly over the four years following the first anniversary of the grant date. The time-vesting interests would have become fully vested on an accelerated basis upon a change in control while the employee continued to provide services to us. Any of the time-vesting interests that were unvested upon termination of the employee’s services would have been forfeited by the employee.

Performance-vesting interests would have vested if certain investment returns were achieved by Blackstone-affiliated investors while the employee continued to provide services to us or our subsidiaries. There were two performance levels at which performance-vesting interests generally would have vested: achievement of 1.75 times (as to the Class D-1 interests) and 3.00 times (as to the Class D-2 interests) the Blackstone-affiliated investors’ initial investment.

Unvested interests were generally forfeited upon termination of employment by the holder. However, if the employee was terminated without “cause” (as defined in the Class D interest subscription agreement) or resigned due to a “constructive termination” (as defined in such employee’s employment agreement) within 12 months preceding a “change of control” or a “public offering” (each as defined in Summit Holdings’ limited partnership agreement), any performance-vesting interests that would have been eligible to vest in connection with such transaction would have been restored and would have been eligible to vest based on the proceeds of such transaction.

If a holder’s employment was terminated by us for “cause,” or the holder violated a restrictive covenant, any vested Class D interests were automatically forfeited. If a holder’s employment was terminated by us without “cause,” we could, under specified circumstances, repurchase the holder’s vested Class D interests at a price per unit equal to the fair market value of such Class D interests, minus any amounts already distributed to the holder in respect of such Class D interests.

If a holder’s employment terminated as a result of the voluntary resignation of the holder, we could elect to convert all of the employee’s Class D interests into a right to a fixed cash payment capped at a specified amount determined at the time of termination. The fixed cash payment calculated for this purpose would be an amount equal to the fair market value of the holder’s vested Class D interests minus any amounts already distributed to the holder in respect of such Class D interests.

Grants of Class D interests were generally awarded at hire and when there were additional Class A and Class B investments. Grants to employees are generally based on the role and responsibility of the executive. In 2014, the following NEOs were granted Class D interests:

•	Thomas W. Hill: 40.5 Class D-1 time vesting interests and 40.5 Class D-1 performance vesting interests and 12.1 Class D-2 performance vesting interests. Grants were made upon additional Class A and Class B investments.

•	Brian J. Harris: 235.9 Class D-1 time vesting interests and 235.9 Class D-1 performance vesting interests and 70.8 Class D-2 performance vesting interests. Grants were made for Mr. Harris’ 2013 hire and upon additional Class A and Class B investments.

•	Douglas C. Rauh: 12.9 Class D-1 time vesting interests and 12.9 Class D-1 performance vesting interests and 3.9 Class D-2 performance vesting interests. Grants were made upon additional Class A and Class B investments.

•	M. Shane Evans: 7.3 Class D-1 time vesting interests and 7.3 Class D-1 performance vesting interests and 2.2 Class D-2 performance vesting interests. Grants were made upon additional Class A and Class B investments.

•	Michael J. Brady: 12.2 Class D-1 time vesting interests and 12.2 Class D-1 performance vesting interests and 3.7 Class D-2 performance vesting interests. Grants were made upon additional Class A and Class B investments.

Conversion of Class D Interests. In connection with the Reclassification, all vested and unvested Class D interests were converted into vested and unvested LP Units, respectively. The vesting terms are substantially similar to those applicable to the unvested Class D interests immediately prior to the Reclassification. The number of LP Units delivered in respect of each Class D interest was determined based on the amount of proceeds that would be distributed to such Class D interest if the Company were to be sold at a value derived from the IPO price of $18.00 per share, and the intrinsic value of the LP Units issued in respect of each Class D interest equals the hypothetical proceeds such Class D interest would have received.

The precise number of LP Units delivered in respect of Class D interests was based on the IPO price of $18.00 per share. The aggregate number of vested and unvested LP Units issued to holders of Class D interests was 4,523,782, and the number of LP Units issued to our named executive officers in connection with their respective Class D interests was: Mr. Hill, 1,313,579; Mr. Harris, 275,673; and Mr. Rauh, 292,946. The total number of unvested LP Units issued was 3,000,617, or approximately 3.3% of the total of 92,258,702 LP Units issued and outstanding following the IPO and the consummation of the transactions contemplated by the contribution and purchase agreement with the Former CCC Minority Holders. The vesting conditions applicable to these unvested LP Units are as follows:

•	575,256, or approximately 19.2%, of such unvested LP Units will become vested based on the holder’s continued employment (or upon certain qualifying terminations of employment, as described above), with substantially all of such LP Units eligible to become vested by September 1, 2019;

•	1,865,667, or approximately 62.2%, of such unvested LP Units will generally only vest if Summit Holdings’ Blackstone-affiliated investors receive a return multiple on invested capital of 1.75 times their initial investment, generally subject to the holder’s continued employment through that realization date; and

•	559,694, or approximately 18.7%, of such unvested LP Units will generally only vest if such investors receive a return multiple on invested capital of 3.00 times their initial investment, generally subject to the holder’s continued employment through that realization date.

In connection with the Reclassification, we granted options to purchase shares of Class A common stock under the Omnibus Incentive Plan to all holders of Class D interests whose interests were converted in the Reclassification, including each of our named executive officers, in substitution for part of the economic benefit of the Class D interests that is not reflected in the conversion of Class D interests to LP Units. We refer to these stock options as “leverage restoration options.” The exercise price for the leverage restoration options is the IPO price of $18.00 per share. All leverage restoration options are subject to a four year vesting period whereby 25% of the options vest on each of the first four anniversaries of the grant date. In addition, leverage restoration options that correlate to performance-vesting interests vest when the relevant return multiple is achieved. The aggregate number of leverage restoration options granted to holders of Class D interests was 4,358,842, and the number of leverage restoration options granted to our named executive officers was: Mr. Hill, 1,286,114; Mr. Harris, 232,760; and Mr. Rauh, 295,608.

In connection with the IPO, we granted options to purchase shares of Class A common stock under the Omnibus Incentive Plan to other employees some of whom did not hold equity-based incentive awards. The exercise price of these stock options is equal to the IPO price of $18.00 per share and these stock options are subject to a four year vesting period whereby 25% of the options vest on each of the first four anniversaries of the grant date. See “—Summit Materials, Inc. 2015 Omnibus Incentive Plan.”

Summit Materials, LLC Retirement Plan

We have a qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The plan covers all corporate employees, including our named executive officers, who are limited to their annual tax deferred contribution limit as allowed by the IRS and may contribute up to 75% of their gross wages. We provide for matching contributions to the plan, including 100% of pre-tax employee contributions and up to 4% of eligible compensation. Employer contributions vest immediately. In 2014, employees outside of the corporate office were covered by a variety of other plans, all of which qualified as deferred salary arrangements under Section 401(k) of the Code.

Summary Compensation Table

The following table sets forth the compensation of our named executive officers for the fiscal years ended 2014, 2013 and 2012, and their respective titles at December 27, 2014.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(3)	Total
Thomas W. Hill	2014	$725,000	—	$55,390	$999,141	$20,163	$1,799,694
President and Chief Executive Officer, Director	2013 2012	525,000 510,000	— 267,750	— —	563,850 —	18,665 25,594	1,107,515 803,344
Brian J. Harris	2014	489,250	—	322,700	404,549	24,667	1,241,166
Chief Financial Officer
Douglas C. Rauh	2014	489,250	—	17,586	404,549	44,132	955,517
Chief Operating Officer	2013 2012	475,000 450,000	29,212 550,000	103,553 838,853	382,073 —	68,496 468,548	1,058,334 2,307,401
M. Shane Evans	2014	378,010	—	10,024	301,652	25,694	715,380
West Region President	2013 2012	367,000 357,000	— 32,130	— —	275,140 —	25,480 31,854	667,620 420,984
Michael J. Brady	2014	360,500	—	16,707	253,071	22,959	653,237
Chief Business Development Officer

(1)	Reflects the bonus and non-equity incentive plan compensation awards for services rendered during the fiscal year presented. The amounts of the bonus payments were determined by the board in its discretion. For more information, see “—Bonus and Non-Equity Incentive Plan Compensation.”
(2)	The amount reported in the Stock Awards column reflects the aggregate grant date fair value of the time-vesting portion of the Class D interests granted in 2014 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). The assumptions applied in determining the fair value of the Class D interests are discussed in Note 20, Employee Long Term Incentive Plan, to our December 27, 2014 audited consolidated financial statements included elsewhere in this prospectus. This amount reflects our calculation of the value of the awards at the grant date and do not necessarily correspond to the actual value that may ultimately be recognized by the NEOs. A portion of the Class D interests granted in 2014 and 2013 vested under certain performance conditions, which were not deemed probable of occurring, and therefore have not been included in the table above. The unrecognized value of these awards assuming the highest level of performance conditions have been achieved and based on the aggregate grant date fair value was $102,940 for Mr. Hill in 2014, $599,779 for Mr. Harris in 2014, $32,686, $214,508 and $447,099 for Mr. Rauh in 2014, 2013 and 2012, respectively, $18,631 for Mr. Evans in 2014 and $31,052 for Mr. Brady in 2014.
(3)	All Other Compensation includes the following items: (a) amounts contributed by Summit Materials under the Summit Materials, LLC Retirement Plan; (b) payments for term life insurance; (c) car allowances; (d) relocation costs and related tax gross-ups; (e) gym membership costs; (f) country club dues; and (g) fuel reimbursement for commuting. Amounts contributed to the Summit Materials, LLC Retirement Plan are matching contributions up to 4% of eligible compensation subject to IRS limits and totaled $10,400 for each of the NEOs in 2014 and $10,200 for both Mr. Hill and Mr. Rauh in 2013. Matching contributions are immediately vested. For more information, see “—Summit Materials, LLC Retirement Plan.” Payments for term life insurance were as follows: Mr. Hill—$9,223; Mr. Harris—$2,267 Mr. Rauh—$1,212; Mr. Evans—$3,294 and Mr. Brady—$559 in 2014 and Mr. Hill—$2,451 and Mr. Rauh—$1,173 in 2013. Payments made by Summit Materials for car allowances were as follows: $12,000 each for Mr. Harris and Mr. Evans in 2014 and $20,851 for Mr. Rauh in both 2014 and 2013. Payments made by Summit Materials associated with Mr. Rauh’s relocation were $1,065 in 2013. For more details about the payments made to Mr. Rauh, see “—Employment Agreements—Douglas C. Rauh.”

2014 Grants of Plan-Based Awards

The following table provides supplemental information relating to grants of plan-based awards to help explain information provided above in our Summary Compensation Table.

Grants of Plan-Based Awards in Fiscal Year 2014

		Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts under Equity Incentive Plan Awards(2)(4)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)(4)	Grant Date Fair Value of Stock Awards ($)(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas W. Hill	9/10/2014	—	—	—	—	53		40	$55,390
		54,375	906,250	1,359,375				—	—
Brian J. Harris	4/1/2014	—	—	—	—	290		223	$305,114
	9/10/2014	—	—	—	—	17		13	17,586
		22,016	366,938	550,407				—	—
Doug C. Rauh	9/10/2014	—	—	—	—	17		13	$17,586
		22,016	366,938	550,407				—	—
M. Shane Evans	9/10/2014	—	—	—	—	10		7	$10,024
		13,608	226,806	340,209				—	—
Michael J. Brady	9/10/2014	—	—	—	—	16		12	$16,707
		15,141	216,300	324,450				—	—

(1)	Reflects the possible payouts of cash incentive compensation under the Bonus and Non-Equity Incentive Plan. Amounts reported in the “Threshold” column assumes that threshold performance is achieved under the EBITDA performance metric of the annual cash incentive program and that the threshold achievement under the cash flow and safety/discretionary performance metrics were not met. The actual amounts paid are described in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.”
(2)	Reflects the performance-vesting Class D interests which vested, as to 50% of the Class D-1 interests, if affiliates of Blackstone received a 1.75 times return on their initial invested capital and, as to 100% of the Class D-2 interests, if affiliates of Blackstone received a 3.00 times return on their initial invested capital.
(3)	Reflects time-vesting Class D interests, 20% of which generally vested on the first anniversary of the grant date and the remaining 80% of which vested monthly over the four years following the first anniversary. Mr. Harris’ award granted on April 1, 2014 had a vesting start date of October 14, 2013, his date of hire.
(4)	In connection with the IPO, the performance-vesting Class D interests and the time-vesting Class D interests were converted into LP Units, and we granted leverage restoration options, each with terms described under “— Long-Term Incentives.”
(5)	The amount reported in the Grant Date Fair Value of Stock Awards column reflects the aggregate grant date fair value of our Class D interests computed in accordance with ASC 718. The assumptions applied in determining the fair value of the Class D interests are discussed in Note 20, Employee Long Term Incentive Plan, to our December 27, 2014 audited consolidated financial statements included elsewhere in this prospectus. This amount reflects our calculation of the value of the awards at the grant date and does not necessarily correspond to the actual value that may ultimately be recognized by the NEO. A portion of the Class D interests granted in 2014 vested under certain performance conditions, which were not deemed probable of occurring, and therefore no value has been included in the table above. The performance conditions for the performance-vesting Class D interests are described in “— Long-Term Incentives.”

Employment Agreements

Messrs. Hill, Harris and Rauh each have employment agreements and Messrs. Evans and Brady have signed offers of employment. Their employment agreements and offers of employment provide for base salary subject to annual adjustment by the board, an annual incentive award, participation in Company-sponsored broad-based and executive benefit plans and such other compensation as may be approved by the board. Generally, our employment agreements have an initial term of three years, unless earlier terminated or otherwise renewed pursuant to the terms thereof and are automatically extended for successive one-year periods following the expiration of each term unless notice is given by us or the executive not to renew.

Thomas W. Hill

We entered into an employment agreement with Mr. Hill, dated as of July 30, 2009, whereby Mr. Hill serves as the Chief Executive Officer of the Company and the Chief Executive Officer of the entity that served as the general partner of the Company prior to the consummation of the IPO. Mr. Hill also will continue to serve as a member of the board so long as he serves in the foregoing capacities. Mr. Hill’s employment agreement had an initial term equal to three years commencing on July 30, 2009, which is automatically extended for additional one-year periods, unless one party provides the other party 60 days’ prior written notice before the next extension date that the employment term will not be so extended. However, if the Company is dissolved pursuant to the terms of its limited partnership agreement, then the employment term shall automatically and immediately be terminated. On July 30, 2014, Mr. Hill’s employment agreement was automatically extended for an additional year.

Pursuant to the terms of his employment agreement, Mr. Hill’s initial annual base salary was set at $300,000, which amount is reviewed annually by the board, and may be increased (but not decreased). Mr. Hill is also eligible to earn an annual bonus of up to 100% of his base salary (or an increased percentage at the discretion of the board, such an increase was made in 2014 to 125%) based upon the achievement of performance targets established by the board within the first three months of each fiscal year. The board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture effected by the Company during such fiscal year. Mr. Hill is also entitled to participate in the Company’s employee benefit plans, as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of the Company.

If Mr. Hill’s employment is terminated (i) by us with “cause” (as defined in the employment agreement) or (ii) by him other than as a result of a “constructive termination” (as defined in the employment agreement), he will be entitled to certain accrued amounts. If Mr. Hill’s employment is terminated as a result of his death or “disability” (as defined in the employment agreement), he will be entitled to receive (a) certain accrued amounts and (b) a pro rata portion of the annual bonus, if any, that Mr. Hill would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not been terminated. If Mr. Hill’s employment was terminated on December 27, 2014 as a result of his death or “disability,” he would have been entitled to receive a bonus of $999,141. If Mr. Hill’s employment is terminated (i) by us without “cause” or (ii) by him as a result of a “constructive termination,” subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive (a) certain accrued amounts, (b) continued payment of his base salary in accordance with our normal payroll practices, as in effect on the date of termination of his employment, until 18 months after the date of such termination and (c) an amount equal to one and one-half times his annual bonus in respect of the fiscal year immediately preceding the applicable year of his termination of employment; provided that the aggregate amounts shall be reduced by the present value of any other cash severance or termination benefits payable to him under any other plans, programs or arrangements of the Company or its affiliates. If Mr. Hill’s employment was terminated on December 27, 2014 without “cause” or as a result of a “constructive termination,” he would have been entitled to (1) continued payment of his base salary for 18 months, or $1,087,500, and (2) an amount equal to one and one-half times his annual bonus in respect of 2013, or $845,775.

If Mr. Hill was terminated without “cause” (as defined in the Class D interest subscription agreement) or as a result of a “constructive termination” (as defined in his employment agreement) within 12 months preceding a change in control or a public offering (each as defined in the Company’s limited partnership agreement), his performance-vesting Class D interests would have been eligible to vest based on the proceeds of that transaction. In addition, upon a change in control, all of Mr. Hill’s unvested time-vesting Class D interests would have vested. The value of his unvested time-vesting Class D interests and his performance-vesting Class D interests as of December 27, 2014 is reflected in the “Outstanding Equity Awards at 2014 Fiscal Year End” table.

In the event (i) Mr. Hill elects not to extend the employment term or (ii) of a “dissolution” with a “negative return” (as such terms are defined in the employment agreement), unless Mr. Hill’s employment is earlier terminated as described above, Mr. Hill’s termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of “dissolution” or the day immediately preceding the next scheduled extension date, and Mr. Hill shall be entitled to receive certain accrued amounts. In the event (i) that we elect not to extend the employment term or (ii) of a “dissolution” with a “positive return” (as such terms are defined in his employment agreement), Mr. Hill shall be treated as terminated without “cause” effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the “dissolution,” and shall be entitled to receive the amounts and benefits for termination without “cause” described above.

Pursuant to the terms of his employment agreement, Mr. Hill is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 18 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 18 months following his termination of employment for any reason.

Michael J. Brady

Mr. Brady serves as an Executive Vice President and Chief Business Development Officer. Pursuant to the terms of his employment arrangement, Mr. Brady’s initial annual base salary was set at $300,000. In addition, Mr. Brady is also eligible to earn an initial annual bonus of up to 50% of his base salary based on goals and objectives to be agreed upon by us and Mr. Brady at the commencement of employment. Mr. Brady is also entitled to participate in employee benefit plans as in effect from time to time.

Upon a change in control, all of Mr. Brady’s unvested time-vesting Class D interests would vest. In addition, if Mr. Brady was terminated without “cause” (as defined in the Class D interest subscription agreement) within 12 months preceding a change in control or a public offering (each as defined in Summit Holdings’ limited partnership agreement), his performance-vesting Class D interests would have been eligible to vest based on the proceeds of that transaction. The value of his unvested time-vesting Class D interests and his performance-vesting Class D interests as of December 27, 2014 is reflected in the “Outstanding Equity Awards at 2014 Fiscal Year End” table.

M. Shane Evans

Mr. Evans serves as an Executive Vice President and the West Region President. Pursuant to the terms of his employment arrangement, Mr. Evans’s initial annual base salary was set at $350,000. In addition, Mr. Evans is eligible to earn an initial annual bonus of up to 60% of his base salary based on goals and objectives to be agreed upon by us and Mr. Evans. Mr. Evans is also entitled to participate in employee benefit plans as in effect from time to time.

Upon a change in control, all of Mr. Evans’ unvested time-vesting Class D interests would have vested. In addition, if Mr. Evans was terminated without “cause” (as defined in the Class D interest subscription agreement) within 12 months preceding a change in control or a public offering (each as defined in Summit Holdings’

limited partnership agreement), his performance-vesting Class D interests would have been eligible to vest based on the proceeds of that transaction. The value of his unvested time-vesting Class D interests and his performance-vesting Class D interests as of December 27, 2014 is reflected in the “Outstanding Equity Awards at 2014 Fiscal Year End” table.

Brian J. Harris

We entered into an employment agreement with Brian J. Harris on December 3, 2013, for a period of employment beginning on October 14, 2013, pursuant to which Mr. Harris became our Chief Financial Officer. Mr. Harris’ employment agreement has an initial term equal to three years, which will be automatically extended for additional one-year periods, unless one party provides the other party with 60 days’ prior written notice before the next extension date that the employment term will not be so extended.

Pursuant to the terms of his employment agreement, Mr. Harris’ annual base salary was set at $475,000, which amount is reviewed annually by the board, and may be increased (but not decreased). Mr. Harris is also eligible to earn an annual bonus of up to 150% of his base salary upon the achievement of performance targets established by the board within the first three months of each fiscal year. The board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture effected by the Company during such fiscal year. Mr. Harris is entitled to a car allowance in the amount of $1,000 per month.

If Mr. Harris’ employment is terminated (i) by the Company with “cause” (as defined in the employment agreement) or (ii) by him other than as a result of a “constructive termination” (as defined in the employment agreement), he will be entitled to receive certain accrued amounts. If Mr. Harris’ employment is terminated as a result of his death or “disability” (as defined in his employment agreement), he will be entitled to receive (a) certain accrued amounts and (b) a pro rata portion of the annual bonus, if any, that Mr. Harris would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not terminated. If Mr. Harris’ employment was terminated on December 27, 2014 as a result of his death or “disability,” he would be entitled to receive a bonus of $404,549. If Mr. Harris’ employment is terminated (i) by the Company without “cause” or (ii) by him as a result of a “constructive termination,” subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive (a) certain accrued amounts, (b) continued payment of his base salary in accordance with our normal payroll practices, as in effect on the date of termination of his employment, until 12 months after the date of such termination, (c) an amount equal to Mr. Harris’ annual bonus in respect of the fiscal year immediately preceding the applicable year of Mr. Harris’ termination of employment, payable in equal monthly installments and (d) the costs of COBRA health continuation coverage for the lesser of 12 months after the date of such termination or until Mr. Harris is no longer eligible for COBRA health continuation coverage under applicable law. If Mr. Harris’ employment was terminated on December 27, 2014 without “cause” or as a result of a “constructive termination,” he would have been entitled to (1) continued payment of his base salary for 12 months, or $489,250, (2) an amount equal to his annual bonus in respect of 2013, or $79,711, and (3) the costs of COBRA health coverage until the earlier of 12 months after his date of termination or the date he is no longer eligible for such coverage under applicable law, or $17,176, based on 2014 rates.

If Mr. Harris was terminated without “cause” (as defined in the Class D interest subscription agreement) or as a result of a “constructive termination” (as defined in his employment agreement) within 12 months preceding a change in control or a public offering (each as defined in the Company’s limited partnership agreement), his performance-vesting Class D interests would have been eligible to vest based on the proceeds of that transaction. In addition, upon a change in control, all of Mr. Harris’ unvested time-vesting Class D interests would have vested. The value of his unvested time-vesting Class D interests and his performance-vesting Class D interests as of December 27, 2014 is reflected in the “Outstanding Equity Awards at 2014 Fiscal Year End” table.

In the event (i) Mr. Harris elects not to extend the employment term or (ii) of a “dissolution” (as defined in the employment agreement) in connection with which the Sponsors do not receive a return on their investment, unless Mr. Harris’ employment is earlier terminated as described above, Mr. Harris’ termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of “dissolution” or the day immediately preceding the next scheduled extension date, and Mr. Harris shall be entitled to receive certain accrued amounts. In the event (i) that we elect not to extend the employment term or (ii) of a “dissolution” in connection with which the Sponsors receive a return on their investment, Mr. Harris shall be treated as terminated without “cause” effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the “dissolution,” and shall be entitled to receive the amounts and benefits for termination without “cause” described above.

Pursuant to the terms of his employment agreement, Mr. Harris is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason.

Douglas C. Rauh

We entered into an employment agreement with Douglas C. Rauh, dated as of December 29, 2011, pursuant to which Mr. Rauh became our East Region President. Effective April 1, 2013, Mr. Rauh assumed the role of our Chief Operating Officer. His employment agreement otherwise remained in effect. Mr. Rauh’s employment agreement has an initial term equal to three years commencing on January 1, 2012 which will be automatically extended for additional one-year periods, unless one party provides the other party 60 days’ prior written notice before the next extension date that the employment term will not be so extended. The employment term will automatically and immediately be terminated upon a “dissolution” (as defined in the employment agreement).

Pursuant to the terms of his employment agreement, Mr. Rauh’s annual base salary was set at $450,000, which amount is reviewed annually by the board, and may be increased (but not decreased). Mr. Rauh’s base salary for 2014 was $489,250. Mr. Rauh is also eligible to earn an annual bonus of up to 60% of his base salary based upon the achievement of performance targets established by the board within the first three months of each fiscal year during the employment term, with a potential bonus of up to 90% of his base salary for extraordinary performance. The board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture effected by the Company during such fiscal year. Notwithstanding the foregoing, Mr. Rauh’s minimum annual bonus for 2012 (payable in 2013) was $150,000. In addition, after Mr. Rauh commenced his employment, we paid Mr. Rauh a starting bonus of $400,000 in a lump sum. Mr. Rauh is entitled to a car allowance in the amount of $1,000 per month, in addition to reimbursement from the Company for Mr. Rauh’s actual expenditures for gasoline, upon submission of appropriate documentation.

The employment agreement further provides that we reimburse Mr. Rauh for (i) any loss suffered by Mr. Rauh in connection with the sale of his residence in Ohio, such reimbursement to be in an amount equal to the sum of (a) the actual out of pocket loss incurred by Mr. Rauh on the sale of his residence in Ohio and (b) a gross-up of all income taxes imposed on Mr. Rauh in connection with the reimbursement payment, (ii) the cost of up to three visits by Mr. Rauh and his family to the Washington, D.C. area in connection with the search for a new residence, (iii) three months of the reasonable rental of a house in the Washington, D.C. area, and (iv) reasonable moving expenses incurred by Mr. Rauh in connection with his relocation. These obligations were satisfied by the Company in 2012 and are included in the amounts reported for Mr. Rauh in 2012 in the “All Other Compensation” column of the Summary Compensation Table. In addition, the agreement provides that we reimburse Mr. Rauh for his out of pocket costs for payment of COBRA continuation premiums in connection with health care insurance covering Mr. Rauh and his family, until such time as Mr. Rauh and his family obtain coverage under the Company’s health care insurance plan. These obligations were satisfied by the Company in 2012 and are also included in the amounts reported for Mr. Rauh in 2012 in the “All Other Compensation” column of the Summary Compensation Table. Mr. Rauh is also entitled to participate in our employee benefit plans as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of Summit Holdings.

If Mr. Rauh’s employment is terminated (i) by the Company with “cause” (as defined in the employment agreement) or (ii) by him other than as a result of a “constructive termination” (as defined in the employment agreement), he will be entitled to receive (a) certain accrued amounts, (b) a pro rata portion of the annual bonus and (c) certain vested employee benefits, and if Mr. Rauh’s employment is terminated as a result of his death or “disability” (as defined in his employment agreement), he will be entitled to receive (a) certain accrued amounts, (b) a pro rata portion of the annual bonus, if any, that Mr. Rauh would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not terminated and (c) the costs of COBRA health continuation coverage for 18 months (or, if shorter, until COBRA coverage ends under Summit Holdings’ group health plan). If Mr. Rauh’s employment was terminated on December 27, 2014 as a result of his death or “disability,” he would have been entitled to receive (i) a pro rata portion of his annual bonus that he would have been entitled to receive in respect of 2014, or $404,549, and (ii) the costs of COBRA health care coverage for 18 months, or $10,839, based on 2014 rates. If Mr. Rauh’s employment is terminated (i) by the Company without “cause” or (ii) by him as a result of a “constructive termination” (as defined in the employment agreement) subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive (a) certain accrued amounts, (b) continued payment of his base salary in accordance with Summit Holdings’ normal payroll practices, as in effect on the date of termination of his employment, until 12 months after the date of such termination (the “Severance Period”), (c) an amount equal to Mr. Rauh’s annual bonus in respect of the fiscal year immediately preceding the applicable year of Mr. Rauh’s termination of employment, payable in equal monthly installments for 18 months after the date of such termination and (d) the costs of COBRA health continuation coverage for the lesser of the Severance Period or 18 months after the date of such termination (or, if shorter, until COBRA coverage ends under the Company’s group health plan); provided that the aggregate amounts shall be reduced by the present value of any other cash severance or termination benefits payable to Mr. Rauh under any other plans, programs or arrangements of the Company or its affiliates. If Mr. Rauh’s employment was terminated on December 27, 2014 without “cause” or as a result of a “constructive termination,” he would have been entitled to (i) continued payment of his base salary for 12 months, or $489,250, (ii) an amount equal to his annual bonus in respect of 2013, or $382,073 and (iii) the costs of COBRA health coverage for 12 months after his date of termination, or $10,839, based on 2014 rates.

If Mr. Rauh was terminated without “cause” (as defined in the Class D interest subscription agreement) or as a result of a “constructive termination” within 12 months preceding a change in control or a public offering (each as defined in the Company’s limited partnership agreement), his performance-vesting Class D interests would have been eligible to vest based on the proceeds of that transaction. In addition, upon a change in control, all of Mr. Rauh’s unvested time-vesting Class D interests would have vested. The value of his unvested time-vesting Class D interests and his performance-vesting Class D interests as of December 27, 2014 is reflected in the “Outstanding Equity Awards at 2014 Fiscal Year End” table.

In the event (i) Mr. Rauh elects not to extend the employment term or (ii) of a “dissolution” (as such term is defined in his employment agreement) in connection with which the Sponsors do not receive a return on their investment, unless Mr. Rauh’s employment is earlier terminated, Mr. Rauh’s termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of “dissolution” or the day immediately preceding the next scheduled extension date, and Mr. Rauh shall be entitled to receive certain accrued amounts. In the event (i) that we elect not to extend the employment term or (ii) of a “dissolution” in connection with which the Sponsors receive a return on their investment, Mr. Rauh shall be treated as terminated without “cause” effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the “dissolution,” and shall be entitled to receive the amounts and benefits for termination without “cause” described above.

Pursuant to the terms of his employment agreement, Mr. Rauh is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason.

Outstanding Equity Awards at 2014 Fiscal Year End

A summary of the outstanding equity awards for each named executive officer as of December 27, 2014 is as follows:

	Stock Awards
Name	Grant Date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(3)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Thomas W. Hill	08/25/2009	—	—	59	115,433
	02/17/2010	4	5,879	321	628,270
	04/16/2010	2	2,618	58	114,327
	05/27/2010	26	35,842	407	795,890
	06/15/2010	3	4,420	45	88,013
	08/02/2010	16	21,453	173	338,927
	09/15/2010	14	19,607	123	241,434
	11/30/2010	2	3,163	20	39,504
	05/27/2011	30	41,372	140	272,850
	08/02/2011	26	35,911	107	209,770
	10/28/2011	17	23,597	61	119,389
	09/10/2014	40	55,390	53	102,940

Brian J. Harris	04/01/2014	169	231,242	290	567,092
	09/10/2014	13	17,586	17	32,686

Douglas C. Rauh	01/01/2012	70	96,191	229	447,099
	08/21/2013	71	97,628	110	214,508
	09/10/2014	13	17,586	17	32,686

M. Shane Evans	09/15/2010	29	39,571	249	487,256
	11/30/2010	1	558	4	6,971
	05/27/2011	5	7,301	25	48,150
	08/02/2011	5	6,337	19	37,018
	10/28/2011	3	4,164	11	21,069
	09/10/2014	7	10,024	10	18,631

Michael J. Brady	08/25/2009	—	—	55	107,397
	02/17/2010	1	1,729	94	184,785
	04/16/2010	1	770	17	33,626
	05/27/2010	8	10,542	120	234,085
	06/15/2010	1	1,300	13	25,886
	08/02/2010	5	6,310	51	99,684
	09/15/2010	4	5,767	36	71,010
	11/30/2010	1	930	6	11,619
	05/27/2011	9	12,168	41	80,250
	08/02/2011	8	10,562	32	61,697
	10/28/2011	5	6,940	18	35,114
	09/10/2014	12	16,707	16	31,052

(1)

Reflects time-vesting Class D interests, 20% of which generally vest on the first anniversary of the grant date and the remaining 80% vest monthly over the four years following the first anniversary. The time-vesting interests will become fully vested on an accelerated basis upon a change in control while the employee continues to provide services to us. Any of the time-vesting interests that are unvested upon termination of the employee’s services will be forfeited by the employee.
(2)	Reflects the aggregated fair values at December 27, 2014 based on the most recent valuation of the Class D interests.
(3)	Reflects performance-vesting interests that vest when certain investment returns are achieved by Blackstone-affiliated investors while the employee continues to provide services to us.

2014 Stock Vested

The following table provides information regarding the amounts recognized by our NEOs upon the vesting of Class D interests during our most recent fiscal year.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting($)(1)
Thomas W. Hill	230	$314,784
Brian J. Harris	54	$73,872
Doug C. Rauh	40	$54,267
M. Shane Evans	47	$64,614
Michael J. Brady	72	$97,852

(1)	The amount reported in the Value Realized on Vesting column reflects the aggregated fair values at December 27, 2014 based on the most recent valuation of the Class D interests.

Compensation Program Risk Assessment

The board performed a risk assessment and concluded that our compensation programs are not reasonably likely to have a material adverse effect on us. The following factors mitigate risk associated with our compensation programs:

•	annual goal setting process with incentives linked to business results;

•	annual performance review process where results are assessed against goals;

•	board review of goals, results and incentive amounts; and

•	maximum payout opportunity is capped.

Director Compensation

In 2014, we paid compensation only to our directors who were not employed by us, Blackstone or Silverhawk for their services as directors, as detailed in the table below. Following our IPO, directors who are not employed by us, Blackstone or Silverhawk receive cash compensation or equity incentive awards for each quarter serving as a director. These directors are entitled to annual compensation of $150,000, the chairperson of the board receives an additional $90,000, and the respective chairpersons of the audit committee, compensation committee and corporate governance and nominating committee receive an additional $15,000, $10,000 and $10,000, respectively. Directors who are not employed by us may also receive compensation, from time to time, for service on any special committees of the board. Directors may elect to receive a portion of their compensation, in an amount up to the lesser of 50% of their annual compensation or $100,000, in the form of equity. We may also reimburse our directors for any reasonable expenses incurred by them in connection with services provided in such capacity.

Howard L. Lance

In fiscal 2014, Howard L. Lance was entitled to an annual cash retainer of $250,000. In March 2013, Mr. Lance was granted 434.34 Class D-1 interests and 65.2 Class D-2 interests consistent with the terms described in “—Long-Term Incentives,” except that Mr. Lance’s equity award is subject to vesting based solely on his continued service on the board. The aggregate number of vested and unvested LP Units issued to Mr. Lance in respect of his Class D interests was 221,480, and the number of leverage restoration options was 246,611.

John R. Murphy

In fiscal 2014, John R. Murphy was entitled to an annual cash retainer of $100,000 and an equity grant of $50,000 for his service as a director. In 2014 and 2013, he was granted 6.2 and 8.6 Class D-1 interests, respectively, and 0.9 and 1.3 Class D-2 interests, respectively, consistent with the terms described in “—Long-Term Incentives,” except that Mr. Murphy’s equity award is subject to vesting based solely on his continued service on the board. Mr. Murphy was compensated $316,274 for his services as our Interim Chief Financial Officer from January 2013 to May 2013 and from July 2013 to October 2013. The aggregate number of vested and unvested LP Units issued to Mr. Murphy in respect of his Class D interests was 11,274, and the number of leverage restoration options was 10,220.

The table below summarizes the compensation paid to non-employee directors for their board service during the year ended December 27, 2014.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total Compensation
Howard L. Lance	$250,000	$—	$250,000
Ted A. Gardner	—	—	—
Julia C. Kahr	—	—	—
John R. Murphy	100,000	4,206	104,206
Neil P. Simpkins	—	—	—

(1)

The amount reported in the Stock Awards column reflects the aggregate grant date fair value of the time-vesting portion of our Class D interests computed in accordance with ASC 718. The assumptions applied in determining the fair value of the Class D interests are discussed in Note 20, Employee Long Term Incentive Plan, to our December 27, 2014 audited consolidated financial statements included elsewhere in this prospectus. This amount reflects our calculation of the value of the awards at the grant date and does not necessarily correspond to the actual value that may ultimately be recognized by the director. The performance conditions for the performance-vesting interests are described above in “—Long-Term Incentives.” The performance-vesting units granted vested under performance conditions which were not deemed probable of occurring, and, therefore, have not been included in the table above. The unrecognized value of these awards assuming the highest level of performance conditions would have been achieved was $7,818 for Mr. Murphy. At December 27, 2014, the aggregate number of stock awards outstanding was 499.5 Class D interests for Mr. Lance and 22.9 Class D interests for Mr. Murphy.

Summit Materials, Inc. 2015 Omnibus Incentive Plan

In connection with the IPO, our board of directors adopted, and our stockholders approved, the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The purpose of the Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our Class A common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration

The Omnibus Incentive Plan is administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has delegated power, or if no such committee or subcommittee thereof exists, the board of directors (as applicable, the “Committee”). The Committee has the sole and complete authority to designate participants and establish the types, terms and conditions of any award consistent with the provisions of the Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to the Omnibus Incentive Plan

The Omnibus Incentive Plan provides that the total number of shares of Class A common stock that may be issued under the Omnibus Incentive Plan is 13,500,000. As of July 1, 2015, 4,598,842 shares had been issued under the Omnibus Incentive Plan. Of the total number, the maximum number of shares of Class A common stock for which incentive stock options may be granted is 13,500,000; the maximum number of shares of Class A common stock for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is 2,000,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 2,000,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of Class A common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $1.0 million in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $5.0 million. Except for substitute awards (as described below), in the event any award is canceled, is forfeited, terminates, lapses, or is settled without the delivery of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the Omnibus Incentive Plan, unless the shares are surrendered after the termination of the Omnibus Incentive Plan or stockholder approval is not required under the then-applicable rules of the exchange on which the shares of Class A common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under the Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

The Committee may grant non-qualified stock options and incentive stock options under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan; provided that all stock options granted under the Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our Class A common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of Class A common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period (but not to exceed five years from the grant date). The purchase price for the Class A common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) in Class A common stock having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (3) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the Class A common stock at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the Class A common stock being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash.

Stock Appreciation Rights

The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, Class A common stock or a combination of cash and Class A common stock, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of Class A common stock, over (B) the strike price per share, times (2) the numbers of shares of Class A common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of Class A common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such stock appreciation rights, stock appreciation rights settled in shares of Class A common stock (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Shares and Restricted Stock Units

The Committee may grant restricted shares of our Class A common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of Class A common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our Class A common stock, subject to the other provisions of the Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of Class A common stock, including, without limitation, the right to vote such restricted shares of Class A common stock and to receive any dividends payable on such restricted shares (except that if the lapsing of restrictions with respect to such restricted shares of Class A common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of Class A common stock will be retained and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of Class A common stock) either in cash or, at the sole discretion of the Committee, in shares of Class A common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

LP Unit Awards

The Committee may issue awards in the form of LP Units or other classes of partnership units in Summit Holdings established pursuant to Summit Holdings’ agreement of limited partnership. LP Unit awards will be valued by reference to, or otherwise determined by reference to or based on, shares of our Class A common stock. LP Unit awards may be (1) convertible, exchangeable or redeemable for other limited partnership interests in Summit Holdings or shares of our Class A common stock or (2) valued by reference to the book value, fair value or performance of Summit Holdings. Other than to the extent required in connection with the issuance of our Class A common stock, we generally do not expect to issue awards of LP Units under the Omnibus Incentive Plan unless the Committee determines that an award of LP Units is appropriate.

For purposes of calculating the number of shares underlying LP Unit awards relative to the total number of shares of our Class A common stock available for issuance under the Omnibus Incentive Plan, the Committee will establish in good faith the maximum number of shares to which a participant receiving an LP Unit award may be entitled upon fulfillment of all applicable conditions set forth in the relevant award documentation, including vesting conditions, partnership capital account allocations, value accretion factors, conversion ratios, exchange ratios and other similar criteria. If and when any such conditions are no longer capable of being met, in whole or in part, the number of shares of our Class A common stock underlying such LP Unit award will be reduced accordingly by the Committee, and the number of shares available under the Omnibus Incentive Plan will be increased by one share for each share so reduced. The Committee will determine all other terms of LP Unit awards. The award documentation in respect of LP Unit awards may provide that the recipient will be entitled to receive, currently or on a deferred or contingent basis, dividends or dividend equivalents with respect to the number of shares of our Class A common stock underlying the award or other distributions from Summit

Holdings prior to vesting (whether based on a period of time or based on attainment of specified performance conditions), as determined at the time of grant by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) will be deemed to have been reinvested in additional shares of our Class A common stock or LP Units.

Other Stock-Based or Cash-Based Awards

The Committee may issue unrestricted Class A common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of Class A common stock (including, without limitation, performance shares or performance units) or other awards denominated in cash (including cash bonuses), under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan.

Performance Compensation Awards

The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination of the foregoing) and are limited to the following, which may be determined in accordance with U.S. GAAP or on a non-GAAP basis: net earnings or net income (before or after taxes); cash flow, including but not limited to operating cash flow or free cash flow; cash and/or funds available for distribution; EBITDA; growth in EBITDA determined on an annual, multi-year or other basis; deployment of value-adding capital via organic investment or acquisitions; return measures (including, but not limited to, return on assets, investment, capital, invested capital, equity and/or development); share price (including, but not limited to, appreciation, growth measures and total stockholder return on an annual, multi-year or other basis); debt and debt-related ratios, including debt to total market capitalization, debt to EBITDA, debt to assets and fixed charge coverage ratios (determined with or without the pro rata share of our ownership interest in co-investment partnerships); net asset value per share; growth in net asset value per share determined on an annual, multi-year or other basis; basic or diluted earnings per share (before or after taxes); expense targets or cost reduction goals, general and administrative expense savings; operating efficiency; working capital targets; measures of economic value added or other “value creation” metrics; enterprise value; competitive market metrics; performance or yield on development or redevelopment projects; objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); market share; operational or performance measurements relative to peers; strategic objectives and related revenue; productivity measures; employee retention; workplace health and safety; objective measures of employee morale and satisfaction; corporate social responsibility measures; environmental safety or compliance metrics; or any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance and/or our affiliates as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the

Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (1) asset write-downs; (2) litigation, claims, judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; (6) acquisitions or divestitures; (7) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (8) foreign exchange gains and losses; (9) discontinued operations and nonrecurring charges; (10) a change in our fiscal year; (11) accruals for payments to be made in respect of the Omnibus Incentive Plan or other specified compensation arrangements; and (12) any other changes in capital structure (or similar events) specified in the Omnibus Incentive Plan.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to: (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the Omnibus Incentive Plan.

Effect of Certain Events on Omnibus Incentive Plan and Awards

In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Class A common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of Class A common stock or other securities, issuance of warrants or other rights to acquire our shares of Class A common stock or other securities, or other similar corporate transactions or events (including, without limitation, a change in control as defined in the Omnibus Incentive Plan) that affects the shares of Class A common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted hereunder, (B) the number of our shares of common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of Class A common stock subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Class A common stock received or to be received by other holders of our common stock in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of Class A common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof. For the avoidance of doubt, the Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

Nontransferability of Awards

An award will not be transferable or assignable by a participant, other than by will or by the laws of descent and distribution and, except for designation of beneficiaries, any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant or such participant’s family members are the sole partner(s) or member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination

The board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the Omnibus Incentive Plan, any securities exchange or inter-dealer quotation system on which our securities may be listed or quoted or for changes in U.S. GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent. The Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, whether prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, further, that without stockholder approval, except as otherwise permitted in the Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time and other than awards structured as restricted stock)

(although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture

An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such award and must repay the gain to us. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to us. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Exchange Agreement

In connection with the IPO, we entered into an exchange agreement with the holders of LP Units pursuant to which each holder of LP Units (and certain permitted transferees thereof) may, from and after March 17, 2016 (subject to the terms of the exchange agreement) exchange their LP Units for shares of Class A common stock of Summit Materials, Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Notwithstanding the foregoing, Blackstone is generally permitted to exchange LP Units at any time. The exchange agreement also provides that a holder of LP Units will not have the right to exchange LP Units if Summit Materials, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Summit Materials, Inc. or its subsidiaries to which such holder may be subject. Summit Materials, Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Summit Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LP Units for shares of Class A common stock, the number of LP Units held by Summit Materials, Inc. is correspondingly increased as it acquires the exchanged LP Units. In accordance with the exchange agreement, any holder other than Summit Owner Holdco who surrenders all of its LP Units for exchange must concurrently surrender all shares of Class B common stock held by it (including fractions thereof) to Summit Materials, Inc. For so long as affiliates of Blackstone collectively own at least 5% of the outstanding LP Units (excluding LP Units held by Summit Materials, Inc.), the consent of each Blackstone holder will be required to amend the exchange agreement.

Registration Rights Agreement

In connection with the IPO, we entered into a registration rights agreement with our pre-IPO owners and the Former CCC Minority Holders pursuant to which we granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act the offering of shares of Class A common stock delivered in exchange for LP Units. Under the registration rights agreement, we agreed to register the exchange of LP Units for shares of Class A common stock by our pre-IPO owners. In addition, Blackstone has the right to request an unlimited number of “demand” registrations, the Former CCC Minority Holders have the right to request one “demand” registration and Blackstone, certain other pre-IPO owners and the Former CCC Minority Holders have customary “piggyback” registration rights.

Tax Receivable Agreement

Holders of LP Units (other than Summit Materials, Inc.) may, subject to certain conditions, from and after March 17, 2016 (subject to the terms of the exchange agreement), exchange their LP Units for shares of Class A common stock of Summit Materials, Inc. on a one-for-one basis. Summit Holdings intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of LP Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the tangible and intangible assets of Summit Holdings at the time of an exchange of LP Units. These increases in tax basis may reduce the amount of tax that Summit Materials, Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In addition, in the event the Investor Entities exercise their right to merge with us or be contributed to us (as described below under “—Stockholders’ Agreement,” we may be entitled to utilize the Investor Entities’ net operating losses, if any. The IRS may challenge all or part of the tax basis increase and increased deductions or net operating losses, and a court could sustain such a challenge.

In connection with the IPO, we entered into a tax receivable agreement with the holders of LP Units and certain other indirect pre-IPO owners that provides for the payment by Summit Materials, Inc. to exchanging holders of LP Units of 85% of the cash savings in income tax, if any, that Summit Materials, Inc. realizes as a result of (i) the increases in tax basis described above and (ii) our utilization of certain net operating losses of the Investor Entities described above and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Summit Materials, Inc. and not of Summit Holdings. Summit Materials, Inc. expects to benefit from the remaining 15% of cash savings, if any, in income tax it realizes. For purposes of the tax receivable agreement, the cash savings in income tax are computed by comparing the actual income tax liability of Summit Materials, Inc. (calculated with certain assumptions) to the amount of such taxes that Summit Materials, Inc. would have been required to pay had there been no increase to the tax basis of the assets of Summit Holdings as a result of the exchanges and no utilization of net operating losses of the Investor Entities and had Summit Materials, Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement continues until all such tax benefits have been utilized or expired, unless Summit Materials, Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below) or Summit Materials, Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Summit Materials, Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increases in tax basis as a result of an exchange, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Summit Holdings at the time of each exchange;

•	the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Summit Holdings, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•	the amount of net operating losses—the amount of net operating losses of the Investor Entities at the time of any applicable merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreement; and

•	the amount and timing of our income—Summit Materials, Inc. is required to pay 85% of the cash tax savings as and when realized, if any. If Summit Materials, Inc. does not have taxable income, Summit Materials, Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no cash tax savings will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax savings that will result in payments under the tax receivable agreement.

We anticipate that we will account for the effects of these increases in tax basis and payments for such increases under the tax receivable agreement arising from exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the exchange will be included in net (loss) income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net (loss) income.

We expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of Summit Holdings and our possible utilization of net operating losses, the payments that we may make under the tax receivable agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that Summit Materials, Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Summit Materials, Inc. by Summit Holdings are not sufficient to permit Summit Materials, Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by holders of LP Units.

In addition, the tax receivable agreement provides that upon certain changes of control, Summit Materials, Inc.’s (or its successor’s) obligations with respect to exchanged or acquired LP Units (whether exchanged or acquired before or after such transaction) and other recipients would be based on certain assumptions, including that Summit Materials, Inc. would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreement. With respect to previously exchanged or acquired LP Units, we would be required to make a payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.

Furthermore, Summit Materials, Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the tax receivable agreement includes several assumptions, including that (i) any LP Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Summit Materials, Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) Summit Materials, Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to LIBOR plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to the public offering price per share of Class A common stock in this offering, and that LIBOR were to be             %, we estimate that the aggregate amount of these termination payments would be approximately $             million if Summit Materials, Inc. were to exercise its termination right immediately following this offering.

As a result of the change in control provisions and the early termination right, Summit Materials, Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings that Summit Materials, Inc. realizes in respect of the tax attributes subject to the tax receivable agreement (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreement) or that are prior to the actual realization, if any, of such tax benefits. Also, the obligations of Summit Materials, Inc. would be automatically accelerated and be immediately due and payable in the event that Summit Materials, Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our pre-IPO owners may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement are based on the tax reporting positions that we will determine. Summit Materials, Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if the tax basis increases or our utilization of net operating losses are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of Summit Materials, Inc.’s cash tax savings.

Stockholders’ Agreement

In connection with the IPO, we entered into a stockholders’ agreement with Blackstone. This agreement requires us to, among other things, nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company is equal to: (1) if our pre-IPO owners and their affiliates together continue to beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our pre-IPO owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our pre-IPO owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our pre-IPO owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our pre-IPO owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders’ agreement remains in effect, Sponsor Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement requires us to nominate an individual designated by our Sponsor for election to fill the vacancy. The above-described provisions of the stockholders’ agreement will remain in effect until Blackstone is no longer entitled to nominate a Sponsor Director pursuant to the stockholders’ agreement, unless Blackstone requests that it terminate at an earlier date.

The stockholders’ agreement also: (1) requires us to cooperate with Blackstone in connection with certain future pledges, hypothecations or grants of security interest in any or all of the shares of Class A common stock or LP Units held by Blackstone, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit; and (2) entitles the Investor Entities to require us to implement either (x) the contribution of interests in the Investor Entities for an aggregate number of shares of Class A common stock that is equal to the number of LP Units held by such Investor Entity along with any rights holders of interests in the Investor Entity are entitled to under the tax receivable agreement following such contribution or (y) the merger of the applicable Investor Entity into Summit Materials, Inc. with Summit Materials, Inc. surviving in exchange for a number of shares of Class A common stock that is equal to the number of LP Units along with any rights holders of interests in the Investor Entity are entitled to under the tax receivable agreement following such contribution.

Summit Materials Holdings L.P. Amended and Restated Limited Partnership Agreement

Summit Materials, Inc. holds LP Units in Summit Holdings and is the sole general partner of Summit Holdings. Accordingly, Summit Materials, Inc. operates and controls all of the business and affairs of Summit Holdings and, through Summit Holdings and its operating entity subsidiaries, conducts our business.

Pursuant to the limited partnership agreement of Summit Holdings, Summit Materials, Inc. has the right to determine when distributions will be made to holders of LP Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LP Units pro rata in accordance with the percentages of their respective limited partnership interests.

No distributions will be made in respect of unvested LP Units and instead such amounts will be distributed to holders of vested LP Units pro rata in accordance with their vested interests. If, from time to time, an unvested LP Unit becomes vested, then, on the next distribution date, all amounts that would have been distributed pro rata in respect of that LP Unit if it had been vested on prior distribution dates will be required to be “caught up” in respect of that LP Unit before any distribution is made in respect of other vested LP Units.

The holders of LP Units, including Summit Materials, Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions, which we refer to as “tax distributions,” to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. These tax distributions are generally only paid to the extent that other distributions made by Summit Holdings were otherwise insufficient to cover the estimated tax liabilities of all holders of LP Units. In general, these tax distributions are computed based on our estimate of the net taxable income of Summit Holdings allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances).

The limited partnership agreement of Summit Holdings also provides that substantially all expenses incurred by or attributable to Summit Materials, Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by Summit Materials, Inc., income tax expenses of Summit Materials, Inc. and payments on indebtedness incurred by Summit Materials, Inc., will be borne by Summit Holdings.

The limited partnership agreement of Summit Holdings also provides that affiliates of Blackstone may transfer all or any portion of their LP Units or other interest in Summit Holdings without the prior consent of Summit Materials, Inc. as the general partner, subject to compliance with certain conditions, including that Summit Holdings not become a publicly traded partnership.

Summit Materials, Inc. as the general partner may (i) at any time, require all holders of LP Units, other than affiliates of Blackstone, to exchange their units for shares of our common stock or (ii) with the consent of partners in Summit Holdings whose vested interests exceed 66 2/3% of the aggregate vested interests in Summit Holdings, require all holders of interests in Summit Holdings to transfer their interests, provided that the prior written consent of each holder that is an affiliate of Blackstone affected by any such proposed transfer will be required. These provisions are designed to ensure that the general partner can, in the context of a sale of the company, sell Summit Holdings as a wholly-owned entity subject to the approval of the holders thereof, including specific approval by any Blackstone affiliates then holding such units. For so long as affiliates of Blackstone collectively own at least 5% of the outstanding LP Units, the consent of each Blackstone holder will be required to amend the limited partnership agreement.

Contribution and Purchase Agreement

Pursuant to a contribution and purchase agreement, dated December 18, 2014, among Summit Materials, Inc., Summit Holdings, Summit GP, Summit Owner Holdco, the Former CCC Minority Holders and Continental Cement, concurrently with the consummation of the IPO (v) the Former CCC Minority Holders contributed 28,571,429 of the Class B Units of Continental Cement to Summit Owner Holdco in exchange for Series A Units of Summit Owner Holdco, (w) Summit GP, as the existing general partner of Summit Holdings contributed to Summit Owner Holdco its right to act as the general partner of Summit Holdings in exchange for Series B Units of Summit Owner Holdco, (x) Summit Owner Holdco in turn contributed the Class B Units of Continental Cement to us in exchange for shares of our Class A common stock and contributed to us its right to act as the general partner of Summit Holdings in exchange for shares of our Class B common stock, (y) we in turn contributed the Class B Units of Continental Cement we received to Summit Holdings in exchange for LP Units and (z) the Former CCC Minority Holders delivered the remaining 71,428,571 Class B Units of Continental Cement to Summit Holdings in exchange for a payment made by Summit Holdings in March 2015 in the amount of $35.0 million in cash and $15.0 million aggregate principal amount of non-interest bearing notes that are payable in six aggregate annual installments, beginning on March 17, 2016, of $2.5 million. As a result of the foregoing transactions, Summit Owner Holdco holds 1,029,183 shares of Class A common stock and Continental Cement became a wholly-owned subsidiary of Summit Holdings on March 17, 2015.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transaction and Management Fee Agreement

Under the terms of a transaction and management fee agreement with Summit Holdings and Blackstone Management Partners L.L.C. (“BMP”), an affiliate of The Blackstone Group L.P., BMP provided monitoring, advisory and consulting services to Summit Holdings through March 17, 2015. In consideration for these services, Summit Holdings paid BMP a management fee equal to the greater of $300,000 or 2.0% of Summit Holdings consolidated EBITDA, as defined in the transaction and management fee agreement, for the immediately preceding fiscal year. Under the transaction and management fee agreement, for the years ended December 27, 2014, December 28, 2013 and December 29, 2012, Summit Holdings paid BMP management fees of $4.5 million, $2.6 million and $2.1 million, respectively. In addition, Summit Holdings incurred management fees due to BMP totaling $0.9 million during the period between December 28, 2014 and March 17, 2015.

In addition, under the terms of the transaction and management fee agreement, BMP undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which Summit Holdings paid BMP transaction fees equal to

1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed of. In addition, Summit Holdings agreed to indemnify BMP and its affiliates against liabilities relating to the services contemplated by the transaction and management fee agreement and reimburse BMP and its affiliates for out of pocket expenses incurred in connection with providing such services.

Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees it was entitled to receive from Summit Holdings to Silverhawk Summit, L.P. and to certain members of management. During the year ended December 27, 2014, we paid BMP $3.9 million under this agreement and paid immaterial amounts to Silverhawk Summit, L.P. and to other equity holders. Transaction fees paid in 2013 or 2012 to Silverhawk Summit, L.P. and to our other equity holders were immaterial.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a termination fee of approximately $13.8 million, $13.4 million of which was paid to affiliates of Blackstone and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

Warrant Issuances

In connection with the modification of the capital structure of Summit Holdings, we issued warrants to purchase an aggregate of 160,333 shares of Class A common stock to limited partners of Summit Holdings who held Class C limited partnership interests of Summit Holdings. Holders of the Class C limited partnership interests include Thomas W. Hill, a limited liability company controlled by Ted A. Gardner and Michael J. Brady, who received warrants to purchase 29,463, 27,408, and 6,852 shares of Class A common stock, respectively. The warrants were issued in substitution for part of the economic benefit of the Class C interests that was not reflected in the conversion of the Class C interests to LP Units. The exercise price of the warrants is equal to the IPO price of $18.00 per share. The warrants will not be exercisable until March 17, 2016.

Commercial Transactions with Sponsor Portfolio Companies

Our Sponsors and their respective affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Other Transactions

In connection with the entry into the Davenport Purchase Agreement, Summit Holdings entered into a commitment letter with Blackstone Capital Partners V L.P. (“Blackstone Capital Partners”) on April 16, 2015, pursuant to which Blackstone Capital Partners committed, subject to customary conditions, to provide Summit Holdings with equity financing for the Davenport Acquisition by the purchase of a preferred equity interest in Summit Holdings in an amount of up to $90.0 million (the “Equity Commitment Financing”). The proceeds of the Equity Commitment Financing (to the extent utilized) would be used to pay the Deferred Purchase Obligation if a public offering of Class A common stock of Summit Inc. to raise the Deferred Purchase Obligation cannot be effected within the time period contemplated by the Davenport Purchase Agreement, namely, prior to December 31, 2015. The commitment fee paid by Summit Holdings to Blackstone Capital Partners was $1.8 million.

Blackstone Advisory Partners L.P., an affiliate of The Blackstone Group L.P., served as an initial purchaser of $13.0 million and $5.75 million principal amounts of the 2020 senior notes issued in January 2014 and September 2014, respectively, and $26.25 million principal amount of the 2023 notes issued in July 2015, and received compensation in connection therewith.

Blackstone Holdings Finance Co. L.L.C., an affiliate of The Blackstone Group L.P., is a co-manager and lender for our New Term Loan Facility and will receive customary fees associated with their pro rata participation.

In addition to the fees paid to BMP pursuant to the agreements described above, we reimburse BMP for direct expenses incurred, which were not material in the three months ended March 28, 2015 or March 29, 2014 or in the years ended December 27, 2014, December 28, 2013 or December 29, 2012.

In the year ended December 27, 2014, we sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.2 million and sold a ready-mixed concrete plant to a related party in exchange for the related party performing the required site reclamation, estimated at approximately $0.2 million.

We purchased equipment from a former noncontrolling member of Continental Cement for approximately $2.3 million, inclusive of $0.1 million of interest, in 2011, which was paid for in 2012.

We earned revenue of $0.6 million and $7.9 million and incurred costs of $0.2 million and $0.2 million in connection with several transactions with unconsolidated affiliates for the years ended December 28, 2013 and December 29, 2012, respectively. As of December 28, 2013, accounts receivable from these affiliates was $0.4 million. As of and during the year ended December 27, 2014, the Company had no accounts receivable from these affiliates and an immaterial amount of revenue.

Cement sales to companies owned by certain former noncontrolling members of Continental Cement were approximately $1.4 million during the period between December 28, 2014 and March 11, 2015, and $14.3 million, $12.7 million and $12.5 million for the years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively, and accounts receivables due from these parties were approximately $1.2 million and $0.2 million as of December 27, 2014 and December 28, 2013, respectively.

We paid $0.7 million of interest to a noncontrolling member of Continental Cement in the year ended December 27, 2014 on a related party note. The principal balance on the note had been repaid in January 2012.

Statement of Policy Regarding Transactions with Related Persons

In connection with the IPO, our board of directors adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our Chief Legal Officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The Chief Legal Officer will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of LP Units as of July 1, 2015 by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Summit Materials, Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The number of shares of our Class A common stock and LP Units outstanding and percentage of beneficial ownership after the offering set forth below reflect the application of the net proceeds of this offering (assuming the underwriters do not exercise their option to purchase additional shares) to purchase              LP Units, including from certain of the persons listed below.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Class A Common Stock Beneficially Owned(1)				LP Units Beneficially Owned(1)						Combined Voting Power(2)(3)
	Number	Percentage			Number	Percentage					Number	Percentage
Name of Beneficial Owner		Prior to the Offering	After the Offering Assuming Underwriters’ Option is Not Exercised	After the Offering Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering	After the Offering Assuming Underwriters’ Option is Not Exercised		After the Offering Assuming Underwriters’ Option is Exercised in Full			Prior to the Offering	After the Offering Assuming Underwriters’ Option is Not Exercised		After the Offering Assuming Underwriters’ Option is Exercised in Full
Blackstone Funds(4)	—	—	—	—	54,866,568	57.4%		%		%	54,866,568	72.2%		%		%
Thomas W. Hill(5)	10,000	*	*	*	1,585,287	1.7%		%		%	1,595,287	*		%		%
Howard L. Lance(6)	—	—	—	—	283,651	*	*		*		283,651	*	*		*
Ted A. Gardner(7)	—	—	—	—	252,752	*	*		*		252,752	*	*		*
Julia C. Kahr(8)	—	—	—	—	—	—	—		—		—	—	—		—
John R. Murphy(9)	—	—	—	—	11,274	*	*		*		11,274	*	*		*
Neil P. Simpkins(10)	—	—	—	—	—	—	—		—		—	—	—		—
Brian J. Harris(11)	55,000	*	*	*	648,698	*	*		*		703,698	*	*		*
Douglas C. Rauh(12)	3,500	*	*	*	292,946	*	*		*		296,446	*	*		*
Directors and executive officers as a group (13 persons)(13)	79,500	*	*	*	4,325,815	4.5%		%		%	4,405,315	*		%		%

*	Represents less than 1%.
(1)	Subject to the terms of the Exchange Agreement, the vested LP Units are exchangeable from and after March 17, 2016 for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of LP Units reflected in this table includes both vested and unvested LP Units and has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. Percentage of LP Units after the Offering Transactions treats LP Units held by Summit Materials, Inc. as outstanding.
(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of Summit Materials, Inc. voting together as a single class and gives effect to voting power of the Class B common stock . See “Description of Capital Stock—Common Stock” and footnote (3) below.
(3)	Summit Owner Holdco, an entity owned by certain of our pre-IPO owners and the Former CCC Minority Holders, holds all of the issued shares of our Class B common stock that were outstanding as of July 1, 2015. The Class B common stock provides Summit Owner Holdco with a number of votes that is equal to the aggregate number of Initial LP Units less the number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Materials, Inc. in accordance with the Exchange Agreement or are transferred to a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof). The managing member of Summit Owner Holdco is Summit Materials Holdings GP Ltd., which has the sole and exclusive authority, exercisable in its sole discretion, to direct the voting and disposition of the Class B common stock held by the Summit Owner Holdco. The Blackstone Funds, as defined below, have the right to appoint a majority of the members of the board of directors of Summit Materials Holdings GP Ltd. and may be deemed to have voting control of the Class B common stock held by Summit Owner Holdco.
(4)	Includes 44,521,002 LP Units directly held by Blackstone Capital Partners (Delaware) V-NQ L.P., 9,385,395 LP Units directly held by Blackstone Capital Partners (Delaware) NQ V-AC L.P., 846,730 LP Units directly held by Summit BCP Intermediate Holdings L.P., 71,748 LP Units directly held by Blackstone Family Investment Partnership (Delaware) V-NQ L.P. and 41,693 LP Units directly held by Blackstone Participation Partnership (Delaware) V-NQ L.P. (together, the “Blackstone Funds”). The general partner of Summit BCP Intermediate Holdings L.P. is Summit BCP Intermediate Holdings GP, Ltd. Summit BCP Intermediate Holdings GP, Ltd. is owned by Blackstone Capital Partners (Delaware) V-NQ L.P., Blackstone Capital Partners (Delaware) NQ V-AC L.P., Blackstone Family Investment Partnership (Delaware) V-NQ L.P. and Blackstone Participation Partnership (Delaware) V-NQ L.P. The general partner of each of Blackstone Capital Partners (Delaware) V-NQ L.P. and Blackstone Capital Partners (Delaware) NQ V-AC L.P. is Blackstone Management Associates (Cayman) V-NQ L.P. The general partners of each of Blackstone Management Associates (Cayman) V-NQ L.P., Blackstone Family Investment Partnership (Delaware) V NQ L.P. and Blackstone Participation Partnership (Delaware) V-NQ L.P. are Blackstone LR Associates (Cayman) V-NQ Ltd. and BCP V-NQ GP L.L.C. Blackstone Holdings II L.P. is the sole member of BCP V-NQ GP L.L.C. and the controlling shareholder of Blackstone LR Associates (Cayman) V-NQ Ltd. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of such persons disclaims beneficial ownership of the LP Units (and the shares underlying such units) directly held by the Blackstone Funds (other than the Blackstone Funds to the extent of their direct holdings). The address of each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(5)	Includes 1,266,265 LP Units held by a trust for which Mr. Hill’s spouse serves as trustee and as to which Mr. Hill could be deemed to have beneficial ownership. Does not include (i) 1,286,114 leverage restoration options issued to Mr. Hill that have not vested or (ii) 29,463 warrants issued to Mr. Hill in substitution for his co-investment in Summit Holdings. See “Executive and Director Compensation—Narrative to Summary Compensation Table—Long-Term Incentives” and “Certain Relationships and Related Person Transactions—Warrant Issuances.”
(6)	Does not include 246,611 leverage restoration options issued to Mr. Lance that have not vested. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives.”
(7)	Includes 252,752 LP Units held by a limited liability company controlled by Mr. Gardner. Mr. Gardner has sole voting and dispositive power over such units. Does not include 3,091,777 LP Units held by Silverhawk and as to which Mr. Gardner, a managing partner and co-founder, could be deemed to have beneficial ownership. Also does not include 57,555 and 27,408 warrants issued to Silverhawk and the limited liability company described above, respectively, in connection with the reclassification of Summit Holdings. See “Certain Relationships and Related Person Transactions—Warrant Issuances.”
(8)	Ms. Kahr is a Senior Managing Director of The Blackstone Group. Ms. Kahr disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.
(9)	Does not include 10,220 leverage restoration options issued to Mr. Murphy that have not vested. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives.”
(10)	Mr. Simpkins is a Senior Managing Director of The Blackstone Group. Mr. Simpkins disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.
(11)	Includes 648,698 LP Units held by a trust for which Mr. Harris’ spouse serves as the trustee and as to which Mr. Harris could be deemed to have beneficial ownership. Does not include 232,760 leverage restoration options issued to Mr. Harris that have not vested. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives.”
(12)	Does not include 295,608 leverage restoration options issued to Mr. Rauh that have not vested. See “Executive and Director Compensation—Compensation Discussion and Analysis—Considerations Regarding 2014 NEO Compensation—Long-Term Incentives.”
(13)	Does not include warrants or leverage restoration options issued to directors and executive officers in connection with the reclassification of Summit Holdings. See “Certain Relationships and Related Person Transactions—Warrant Issuances” and “Executive and Director Compensation—Narrative to Summary Compensation Table—Long-Term Incentives.”

If the underwriters exercise in full their option to purchase additional shares, the beneficial ownership of certain of our directors and other persons identified above would differ from the beneficial ownership information set forth in the table above. Specifically,              would beneficially own              and             .

DESCRIPTION OF CERTAIN INDEBTEDNESS

Existing Senior Secured Credit Facilities

On January 30, 2012, Summit Materials, LLC (the “Borrower”) entered into senior secured credit facilities with Bank of America, N.A. and Citigroup Global Markets Inc., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as joint bookrunners, Bank of America, N.A., as administrative agent, collateral agent, letter of credit issuer and swing line lender, Citigroup Global Markets Inc., as syndication agent and Barclays Bank plc and Regions Bank, as co-documentation agents.

The senior secured credit facilities currently provides for term debt in an aggregate amount of $422.0 million, which matures January 30, 2019, and revolving credit commitments in an aggregate amount of $235.0 million, which mature March 11, 2020. The Borrower is required to make principal repayments of 0.25% of borrowings under the term debt on the last business day of each March, June, September and December. The revolving credit facility includes capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans.

The current outstanding principal amount of term debt and applicable interest rate reflect the terms of a repricing the Borrower consummated on February 5, 2013. The repricing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under the senior secured credit facilities by 1.0%; (ii) reduced the applicable margins used to calculate interest rates for $131.0 million of tranche A revolving credit loans available under the senior secured credit facilities by 1.0% (with no reductions to the applicable margins for the remaining $19.0 million of available revolving credit loans); (iii) increased term loans borrowed under the term loan facility by $25.0 million with the same terms as the existing term loans (bringing total term loan borrowings to approximately $422.0 million); (iv) included a requirement that the Borrower pay a fee equal to 1.0% of the principal amount of term loans repaid in connection with certain repricing or refinancing transactions within six months after February 5, 2013; and (v) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio and reducing the applicable minimum Interest Coverage Ratio (each as defined in the credit agreement governing the senior secured credit facilities).

On January 16, 2014, the Borrower entered into a second amendment to the senior secured credit facilities that, among other things: (i) permitted the incurrence of the $260.0 million in aggregate principal of 2020 notes issued on January 17, 2014; (ii) included a requirement that the Borrower pay a fee equal to 1.0% of the principal amount of term loans repaid in connection with certain repricing or refinancing transactions within six months after January 16, 2014; and (iii) increased the total leverage ratio and senior secured net leverage ratio in connection with the future incurrence of indebtedness.

On March 11, 2015, the Borrower entered into a third amendment to the senior secured credit facilities, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment among other things: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in the tax receivable agreement with Summit Holdings.

The senior secured credit facilities include an uncommitted incremental facility that allow us the option to increase the amount available under the term loan facility and/or the revolving credit facility by (i) $135.0 million and (ii) an additional amount so long as the Borrower is in pro forma compliance with a consolidated first lien net leverage ratio of no greater than 3.75:1.00 (excluding revolving credit loans borrowed for seasonal working capital requirements in an amount not to exceed $75.0 million). Availability of such incremental facilities will be subject to, among other conditions, the absence of an event of default and pro forma compliance with the financial covenants under the credit agreement and the receipt of commitments by existing or additional financial institutions.

Interest Rate and Fees

Borrowings under the senior secured credit facilities will bear interest at a rate per annum equal to an applicable margin plus, at the Borrower’s option, either (i) a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the London Interbank Offered Rate (subject to a LIBOR floor of 1.25% in the case of the term loan facility) plus 1.00% or (ii) the London Interbank Offered Rate (subject to a LIBOR floor of 1.25% in the case of the term loan facility) determined by reference to the applicable Bloomberg screen page two business days prior to the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for the term debt is 3.75% in the case of LIBOR loans and 2.75% in the case of base rate loans. The applicable margin on the revolving credit facility is 3.50% in the case of LIBOR loans and 2.50% in the case of base rate loans and will be subject to one 25 basis point step-down upon the Borrower attaining a consolidated first lien net leverage ratio of 2.50:1.00.

In addition to paying interest on outstanding principal under the senior secured credit facilities, the Borrower is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The Borrower is also required to pay customary letter of credit and agency fees.

Mandatory Prepayments

The credit agreement governing the senior secured credit facilities requires us to prepay outstanding term debt, subject to certain exceptions, with:

•	commencing with the fiscal year ended December 29, 2012, 50% (which percentage will be reduced to 25% and 0% upon the Borrower attaining certain consolidated first lien net leverage ratios) of annual excess cash flow less the principal amount of certain debt prepayments;

•	100% of the net proceeds from certain asset sales and casualty and condemnation proceeds, subject to certain threshold amounts of net proceeds and, if no default exists, to a 100% reinvestment right if reinvested or committed to be reinvested within 12 months of receipt so long as any committed reinvestment is actively reinvested within 18 months of receipt; and

•	100% of the net proceeds from issuances or incurrence of certain debt, other than proceeds from debt permitted to be incurred under the credit agreement governing the senior secured credit facilities.

The Borrower will apply the foregoing mandatory prepayments to the term debt in direct order of maturity.

Voluntary Prepayments

The Borrower may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty; provided that voluntary prepayments of Eurocurrency Rate loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

In addition, with respect to certain repricings or refinancings of the term debt within six months after January 16, 2014, the Borrower will be required to pay a fee equal to 1.0% of the principal amount of term debt that is repriced or refinanced.

Amortization and Final Maturity

The Borrower is required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the term debt made on the initial closing date, with the balance due on January 30, 2019. The Borrower is not be required to make any scheduled payments under the revolving credit facility. The principal amounts outstanding under the revolving credit facility will be due and payable on March 11, 2020.

Guarantee and Security

All obligations under the senior secured credit facilities are unconditionally guaranteed by Summit Materials Intermediate Holdings, LLC, and each existing and future direct or indirect wholly-owned domestic restricted subsidiary of the Borrower (other than certain immaterial subsidiaries, subsidiaries that are precluded by law, regulation or contractual obligation from guaranteeing the obligations and certain subsidiaries excluded via customary exceptions) (collectively, the “Credit Agreement Guarantors”).

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of the following assets of the Borrower and each subsidiary that is a Credit Agreement Guarantor, subject to certain exceptions:

•	a pledge of 100% of the capital stock of the Borrower and 100% of the capital stock of each material domestic restricted subsidiary that is directly owned by the Borrower or one of the subsidiary Credit Agreement Guarantors, promissory notes and any other instruments evidencing indebtedness owned by the Borrower or one of the subsidiary Credit Agreement Guarantors and 65% of the capital stock of each wholly-owned first-tier foreign subsidiary that is, in each case, directly owned by the Borrower or one of the subsidiary Credit Agreement Guarantors; and

•	a security interest in, and mortgages on, substantially all tangible and intangible assets (above a materiality threshold in the case of mortgages) of the Borrower and each subsidiary Credit Agreement Guarantor.

Certain Covenants and Events of Default

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Borrower and its restricted subsidiaries’ ability to:

•	incur additional indebtedness or guarantees;

•	create liens on assets;

•	change its fiscal year;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and make other restricted payments;

•	make investments, loans or advances;

•	repay subordinated indebtedness;

•	make certain acquisitions;

•	engage in certain transactions with affiliates; and

•	change its lines of business.

In addition, the senior secured credit facilities require the Borrower to maintain a quarterly maximum consolidated first lien net leverage ratio and a quarterly minimum interest coverage ratio.

The credit agreement governing the senior secured credit facilities also contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

New Term Loan Facility

Substantially simultaneously with the consummation of the Davenport Acquisition (the “Restatement Effective Date”), we intend to enter into a restatement agreement to amend and restate our senior secured credit facilities which will amend and restate the credit agreement governing our senior secured credit facilities. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Citigroup Global Markets Inc., Barclays Bank PLC and RBC Capital Markets will act as joint lead arrangers and joint bookrunners and Bank of America, N.A. will continue to act as administrative agent, collateral agent, letter of credit issuer and swing line lender. The terms of the amended and restated senior secured credit facilities have not been finalized and accordingly the final terms may differ from those set forth below, and any differences may be significant.

The amended and restated senior secured credit facilities will provide for a new term loan facility in an aggregate amount of $650.0 million, which will mature on the seventh anniversary of the Restatement Effective Date, and revolving credit commitments in an aggregate amount of $235.0 million, which mature on March 11, 2020. The Company will be required to make principal repayments of 0.25% of borrowings under the new term loan facility on the last business day of each March, June, September and December. The revolving credit facility includes capacity available for letters of credit and for borrowings on same-day notice referred to as the swingline loans.

Our amended and restated senior secured credit facilities will include an uncommitted incremental facility that allow us the option to increase the amount available under the term loan facility and/or the revolving credit facility by (i) $225.0 million and (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio of no greater than 3.75:1.00 (excluding revolving credit loans borrowed for seasonal working capital requirements in an amount not to exceed $75.0 million). Availability of such incremental facilities will be subject to, among other conditions, the absence of an event of default and the receipt of commitments by existing or additional financial institutions.

Interest Rate and Fees

Borrowings under our senior secured credit facilities will bear interest at a rate per annum equal to an applicable margin plus, at our option, either (i) a base rate (subject to a base rate floor of 2.00% in the case of the new term loan facility)determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the Eurocurrency Rate plus 1.00% or (ii) the Eurocurrency Rate (subject to a LIBOR floor of 1.00% in the case of the new term loan facility) determined by reference to the applicable Bloomberg screen page two business days prior to the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for our new term loan facility will be 3.25% in the case of LIBOR loans and 2.25% in the case of base rate loans and will be subject to one 25 basis point step-down upon our attaining a consolidated first lien net leverage ratio of 2.25:1.00. The applicable margin on our revolving credit facility is 3.25% in the case of LIBOR loans and 2.25% in the case of base rate loans and is subject to one 25 basis point step-down upon our attaining a consolidated first lien net leverage ratio of 2.25:1.00.

In addition to paying interest on outstanding principal under our amended and restated senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. We are also required to pay customary letter of credit and agency fees.

Mandatory Prepayments

The amended and restated credit agreement that will govern our senior secured credit facilities requires us to prepay outstanding term debt, subject to certain exceptions, with:

•	commencing with the fiscal year ended January 2, 2016, 50% (which percentage will be reduced to 25% and 0% upon our attaining certain consolidated first lien net leverage ratios) of our annual excess cash flow less the principal amount of certain debt prepayments;

•	100% of the net proceeds from certain asset sales and casualty and condemnation proceeds, subject to certain threshold amounts of net proceeds and, if no default exists, to a 100% reinvestment right if reinvested or committed to be reinvested within 12 months of receipt so long as any committed reinvestment is actively reinvested within 18 months of receipt; and

•	100% of the net proceeds from issuances or incurrence of certain debt, other than proceeds from debt permitted to be incurred under the amended and restated credit agreement governing our senior secured credit facilities.

We will apply the foregoing mandatory prepayments to the term debt in direct order of maturity.

Voluntary Prepayments

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty; provided that voluntary prepayments of Eurocurrency Rate loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

In addition, with respect to certain repricings or refinancings of the new term loan facility within six months after the Restatement Effective Date, we will be required to pay a fee equal to 1.0% of the principal amount of the new term loan facility that is repriced or refinanced.

Amortization and Final Maturity

We will be required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the new term loan facility made on the Restatement Effective Date, with the balance due on the seventh anniversary of the Restatement Effective Date. We are not required to make any scheduled payments under the revolving credit facility. The principal amounts outstanding under the revolving credit facility will be due and payable on March 11, 2020.

Guarantee and Security

All obligations under the amended and restated senior secured credit facilities will be unconditionally guaranteed by the Credit Agreement Guarantors.

All obligations under the amended and restated senior secured credit facilities, and the guarantees of those obligations, will be secured by substantially all of the following assets of Summit Materials and each subsidiary that is a Credit Agreement Guarantor, subject to certain exceptions:

•	a pledge of 100% of the capital stock of Summit Materials and 100% of the capital stock of each material domestic restricted subsidiary that is directly owned by Summit Materials or one of the subsidiary Credit Agreement Guarantors, promissory notes and any other instruments evidencing indebtedness owned by Summit Materials or one of the subsidiary Credit Agreement Guarantors and 65% of the capital stock of each wholly-owned first-tier foreign subsidiary that is, in each case, directly owned by Summit Materials or one of the subsidiary Credit Agreement Guarantors; and

•	a security interest in, and mortgages on, substantially all tangible and intangible assets (above a materiality threshold in the case of mortgages) of Summit Materials and each subsidiary Credit Agreement Guarantor.

Certain Covenants and Events of Default

Our amended and restated senior secured credit facilities will contain a number of covenants that, among other things, restrict, subject to certain exceptions, our and our restricted subsidiaries’ ability to:

•	incur additional indebtedness or guarantees;

•	create liens on assets;

•	change our fiscal year;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and make other restricted payments;

•	make investments, loans or advances;

•	repay subordinated indebtedness;

•	make certain acquisitions;

•	engage in certain transactions with affiliates; and

•	change our lines of business.

In addition, the senior secured credit facilities will require us to maintain a maximum first lien net leverage ratio if borrowings under amended and restated the revolving credit facility exceed a certain utilization threshold.

The amended and restated credit agreement governing our senior secured credit facilities also will contain certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under our senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

10 1⁄2% Senior Notes due 2020

On January 30, 2012, the Issuers issued $250.0 million aggregate principal amount of senior notes due January 31, 2020. On January 17, 2014 and September 8, 2014, the Issuers issued an additional $260.0 million and $115.0 million aggregate principal amount, respectively, of 2020 notes. In April 2015, $288.2 million in aggregate principal amount of 2020 notes were redeemed with a portion of the proceeds from our IPO and we expect to redeem an additional $183.0 million in aggregate principal amount of 2020 notes in August 2015, leaving $153.8 million in aggregate principal amount of 2020 notes outstanding. The 2020 notes have substantially the same terms and vote as one class under the indenture pursuant to which they were issued.

The 2020 notes bear interest at a rate of 10.5% per year, payable semi-annually in arrears on January 31 and July 31. The Issuers’ obligations under the 2020 notes are guaranteed on a senior unsecured basis by all of Summit LLC’s existing and future wholly-owned domestic restricted subsidiaries that guarantee its senior secured credit facilities.

At any time prior to January 31, 2016, the Issuers may redeem some or all of the 2020 notes at a redemption price equal to 100.000% of the principal amount thereof, plus the applicable premium as of the redemption date under the terms of the indenture and accrued and unpaid interest. The redemption price during each of the twelve-month periods following January 31, 2016 and January 31, 2017 and at any time after January 31, 2018 is 105.250%, 102.625% and 100.000% of the principal amount plus accrued and unpaid interest thereon, respectively.

Upon the occurrence of a change of control or upon the sale of certain assets in which the Issuers do not apply the proceeds as required, the holders of the 2020 notes will have the right to require the Issuers to make an offer to repurchase each holder’s 2020 notes at a price equal to 101% (in the case of a change of control) or 100% (in the case of an asset sale) of their principal amount, plus accrued and unpaid interest.

The 2020 notes contain covenants limiting, among other things, Summit Materials, LLC’s and the guarantor subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of Summit Materials, LLC’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2020 notes also contain customary events of default.

6.125% Senior Notes due 2023

On July 8, 2015, the Issuers issued $350.0 million aggregate principal amount of senior notes due July 15, 2023. The 2023 notes bear interest at a rate of 6.125% per year, payable semi-annually in arrears on January 15 and July 15. The Issuers’ obligations under the 2023 notes are guaranteed on a senior unsecured basis by all of Summit LLC’s existing and future wholly-owned domestic restricted subsidiaries that guarantee its senior secured credit facilities. The Issuers have agreed to offer to exchange the 2023 notes for registered notes having substantially the same terms as the 2023 notes and to provide a shelf registration statement to cover resales of the 2023 notes in specified limited circumstances. If the Issuers fail to satisfy these obligations, they will be required to pay additional interest to holders of the 2023 notes in specified circumstances.

An amount equal to the gross proceeds from the offering of the 2023 notes has been placed in a segregated account, together with additional cash in an amount sufficient to redeem the 2023 notes on the latest possible special mandatory redemption date at a redemption price equal to the aggregate initial offering price of the 2023 notes, together with accrued interest on the 2023 notes from the issuance date up to, but not including, the special mandatory redemption date. If the Davenport Acquisition is not consummated by November 16, 2015 or if the Davenport Purchase Agreement is terminated prior to such date, the Issuers will be required to redeem the Notes at the special mandatory redemption price.

At any time prior to July 15, 2018, the Issuers may redeem some or all of the 2023 notes at a redemption price equal to 100.000% of the principal amount thereof, plus the applicable premium as of the redemption date under the terms of the indenture and accrued and unpaid interest. The redemption price during each of the twelve-month periods following July 15, 2018 is 103.063%, 101.531% and 100.000% of the principal amount plus accrued and unpaid interest thereon, respectively.

Upon the occurrence of a change of control or upon the sale of certain assets in which the Issuers do not apply the proceeds as required, the holders of the 2023 notes will have the right to require the Issuers to make an offer to repurchase each holder’s 2023 notes at a price equal to 101% (in the case of a change of control) or 100% (in the case of an asset sale) of their principal amount, plus accrued and unpaid interest.

The 2023 notes contain covenants limiting, among other things, Summit Materials, LLC’s and the guarantor subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of Summit Materials, LLC’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2023 notes also contain customary events of default.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Summit Materials, Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 250,000,000 shares of Class B common stock, par value $0.01 per share and 250,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock are entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering to which this prospectus relates will be fully paid and non-assessable. The Class A common stock is not subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights powers, preferences and privileges of our Class A common stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

The Class B common stock entitles (x) Summit Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of Initial LP Units less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Materials, Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and (y) each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such holder. If at any time the ratio at which LP Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Summit Materials, Inc.

Any holder of Class B common stock other than Summit Owner Holdco that does not also hold LP Units is required to surrender any such shares of Class B common stock (including fractions thereof) to Summit Materials, Inc.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend are subject to the discretion of our board of directors.

We have no current plans to pay dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See “Description of Certain Indebtedness.”

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors with a maximum of 15 directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Blackstone and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders’ agreement with Blackstone, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought”

before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as the stockholders’ agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly-created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against our company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone, Silverhawk or any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone, Silverhawk or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our Class A common stock is listed on the NYSE under the symbol “SUM.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with shares of Class A common stock purchased in this offering that are held as capital assets by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that, for United States federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, applicable United States Treasury regulations, rulings and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity)), or a person who has acquired shares of our Class A common stock as part of a straddle, conversion transaction or integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the shares of Class A common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

Cash distributions on shares of our Class A common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your tax basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to such dividends that are effectively connected with its United States trade or business (and, if an income tax treaty applies, are attributable to its United States permanent establishment).

A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our Class A common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to discussions below of the backup withholding tax and “FATCA” legislation, any gain realized by a non-U.S. holder on the disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined in the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its income attributable to its United States permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain United States-source capital losses, even though the individual is not considered a resident of the United States under the Code.

We have not determined whether we are a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as shares of our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of shares of our Class A common stock will be subject to United States federal income tax on the disposition of shares of our Class A common stock.

Federal Estate Tax

Shares of our Class A common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person as defined in the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined in the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is not a United States person as defined in the Code (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined in the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional FATCA Withholding Requirements

Under Section 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Class A common stock, and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Class A common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition of the Class A common stock by an ERISA Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition of the Class A common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations. Although no assurances can be given, we believe that we qualify as an “operating company”.

In addition, although no assurances can be given, it is anticipated that the Class A common stock will qualify for the exemption for a “publicly-offered security”. For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to the ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that the Class A common stock will be “widely held” and will be “freely transferable,” each within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If the assets of the issuer were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the issuer, and (ii) the possibility that certain transactions in which the issuer might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Because of the foregoing, the Class A common stock should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Accordingly, by acceptance of the Class A common stock, each purchaser and subsequent transferee of the Class A common stock will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire the Class A common stock constitutes assets of any Plan or (ii) the purchase of the Class A common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have a total of              shares of our Class A common stock outstanding or              shares assuming the underwriters exercise in full their option to purchase additional shares. Of the outstanding shares,             , or              assuming the underwriters exercise in full their option to purchase additional shares, will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer. The remaining outstanding              shares of Class A common stock held by Summit Owner Holdco will be subject to certain restrictions on resale.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we entered into with our pre-IPO owners in connection with the IPO, holders of LP Units may, from and after March 17, 2016 (subject to the terms of the exchange agreement), exchange LP Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Notwithstanding the foregoing, Blackstone is generally permitted to exchange LP Units at any time. As of March 27, 2015, our pre-IPO owners held 69,007,297 LP Units, all of which are exchangeable for shares of our Class A common stock, and warrants to purchase an aggregate of 160,333 shares of Class A common stock. The shares of Class A common stock we issue upon exchanges of LP Units or exercise of warrants would be “restricted securities” as defined in Rule 144 unless we register such issuances. The 1,029,183 shares of Class A common stock held by Summit Owner Holdco as of the date of this prospectus are also “restricted securities.” However, we entered into a registration rights agreement with our pre-IPO owners in connection with the IPO that requires us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

In addition, 13,500,000 shares of Class A common stock was reserved for issuance under our Omnibus Incentive Plan, of which 8,901,158 shares of Class A common stock remain available for future issuance at July 1, 2015. See “Executive and Director Compensation—Summit Materials, Inc. 2015 Omnibus Incentive Plan.” We filed a registration statement on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Omnibus Incentive Plan. Accordingly, shares of Class A common stock registered under such registration statement are available for sale in the open market.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited partnership agreement of Summit Holdings permits Summit Holdings to issue an unlimited number of additional limited partnership interests of Summit Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LP Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights

In connection with the IPO, we entered into a registration rights agreement with our pre-IPO owners and the Former CCC Minority Holders pursuant to which granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act the offering of the shares of Class A common stock delivered in exchange for LP Units. Under the registration rights agreement, we agreed to register the exchange of LP Units for shares of Class A common stock by our pre-IPO owners. In addition, Blackstone has the right to request an unlimited number of “demand” registrations, the Former CCC Minority Holders have the right to request one “demand” registration, and Blackstone, certain other pre-IPO owners and the Former CCC Minority Holders have customary “piggyback” registration rights.

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets, Inc. and Goldman, Sachs & Co. for a period of      days after the date of this prospectus.

Our officers, directors and certain of our pre-IPO owners have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets, Inc. and Goldman, Sachs & Co. for a period of      days after the date of this prospectus. See “Underwriting—No Sales of Similar Securities.” The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of our Class A common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of Class A common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of our Class A common stock offered hereby (other than those shares of our Class A common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay us for the shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of this offering that are payable by us are estimated to be approximately $         million (excluding underwriting discounts and commissions), including up to $         in connection with the qualification of this offering with the Financial Industry Regulatory Authority, Inc. by counsel to the underwriters.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares of our Class A common stock at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of our Class A common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares to the underwriters.

No Sales of Similar Securities

We, our executive officers and directors and certain holders of our Class A common stock have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for      days after the date of this prospectus without first obtaining the written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common stock, or any options or warrants to purchase any common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock, whether now owned or hereinafter acquired, owned directly by us or these other persons (including holding as a custodian) or with respect to which we or such other persons has beneficial ownership within the rules and regulations of the SEC. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ common stock if such common stock would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such common stock.

The restrictions described in the paragraph above do not apply to:

•

the transfer by a security holder of shares of common stock or any securities convertible into, exchangeable for, exercisable for, or repayable with common stock (1) by will or intestacy, (2) as a bona fide gift or gifts, (3) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a security holder or the immediate family of such security holder, (4) to any immediate family member or other dependent of the security holder, (5) as a distribution to limited partners, members or stockholders of the security holder, (6) to the security holder’s affiliates or to any investment fund or other entity controlled or managed by the security holder, (7) in connection with the exchange of LP Units for shares of common stock, (8) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above, (9) pursuant to an order of a court or regulatory agency, (10) from an executive officer of ours or our parent entities upon death, disability or termination of employment, in each case, of such executive officer, (11) in connection with transactions by any person other than us relating to shares of common stock issued in this offering acquired in open market transactions after the completion of this offering so long as no filing under Section 16 of the Exchange Act is required or be voluntarily made and/or (12) with the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co. In the case of each transfer or distribution pursuant to clauses (2) through (8) and (9) above, (i) each donee, trustee, distributee or transferee, as the case may be, must agree to be bound in writing by the restrictions described in the paragraph above and (ii) any such transfer or distribution does not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (A) equity interests of such transferee or (B) such transferee’s interests in the transferor. In the case of each transfer or distribution pursuant to clauses (2) through (7), if any filing under Section 16 of the Exchange Act is required or voluntarily made (i) the security holder must provide Citigroup Global Markets Inc. and Goldman, Sachs & Co. prior written notice informing them of such filing and (ii) such filing must disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described in the paragraph above;

•	if the security holder is a corporation, the corporation may transfer our capital stock to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it is a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of the lock-up agreement and there will be no further transfer of such capital stock except in accordance with the lock-up agreement, and provided further that any such transfer must not involve a disposition for value;

•	the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the lock-up period and no public announcement or filing is required or voluntarily made by any person in connection therewith other than general disclosure in our periodic reports to the effect that our directors and officers may enter into such trading plans from time to time;

•	the shares of Class A common stock, LP Units or any such substantially similar securities to be issued pursuant to employee incentive plans existing as of the date of this prospectus and described herein;

•	the issuance of up to 5% of our outstanding shares of Class A common stock immediately following this offering (assuming all LP Units outstanding are redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis) in connection with acquisitions, joint ventures or mergers, and the filing of a registration statement in connection thereto, so long as each party that receives shares of Class A common stock agrees to a substantially similar -day lock-up restriction as described above;

•	the issuance of Class A common stock made solely as a stock dividend by the Company to the holders of Class A common stock that is effected to maintain a one-to-one ratio between Class A common stock and LP Units; and/or

•	the delivery of shares of stock and/or LP Units to holders of interests in our company as contemplated by this prospectus.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our Class A common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the bookrunners of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Listing

Our Class A common stock is listed on the NYSE under the symbol “SUM.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our Class A common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses. In particular, each of the underwriters acted as an underwriter in our IPO. Citigroup Global Markets Inc. was a joint bookrunner, syndication agent and a joint lead arranger under our existing $422.0 million senior secured term loan and $150.0 million senior revolving credit facility. An affiliate of Goldman, Sachs & Co. serves as a lender under our senior revolving credit facility. Citigroup Global Markets Inc. was an initial purchaser under $250.0 million, $260.0 million and $115.0 million aggregate principal, amounts of our 2020 notes issued on January 30, 2012, January 17, 2014 and September 8, 2014, respectively, and Citigroup Global Markets Inc. and Goldman, Sachs & Co. were initial purchasers under $350.0 million aggregate principal amount of our 2023 notes that were issued on July 8, 2015.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the EU be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons”. The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The balance sheet of Summit Materials, Inc. as of December 27, 2014 has been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Summit Materials Holdings L.P. as of December 27, 2014 and December 28, 2013, and for each of the years in the three-year period ended December 27, 2014 have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the Lafarge Target Business, carve-out of certain operations of Lafarge North America Inc., as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act, and as a result file reports and other information with the SEC. You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page
Summit Materials, Inc.

Audited Balance Sheet of Summit Materials, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 27, 2014	F-3
Notes to Balance Sheet	F-4

Audited Consolidated Financial Statements of Summit Materials Holdings L.P. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets as of December 27, 2014 and December 28, 2013	F-6
Consolidated Statements of Operations for the years ended December 27, 2014, December 28, 2013 and December 29, 2012	F-7
Consolidated Statements of Comprehensive Loss for the years ended December 27, 2014, December 28, 2013 and December 29, 2012	F-8
Consolidated Statements of Cash Flows for the years ended December 27, 2014, December 28, 2013 and December 29, 2012	F-9
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Partners’ Interest for the years ended December 27, 2014, December 28, 2013 and December 29, 2012	F-10
Notes to Consolidated Financial Statements	F-11

Unaudited Consolidated Financial Statements of Summit Materials, Inc. and Subsidiaries
Unaudited Consolidated Balance Sheets as of March 28, 2015 and December 27, 2014	F-40
Unaudited Consolidated Statements of Operations for the three months ended March 28, 2015 and March 29, 2014	F-41
Unaudited Consolidated Statements of Comprehensive Loss for the three months ended March 28, 2015 and March 29, 2014	F-42
Unaudited Consolidated Statements of Cash Flows for the three months ended March 28, 2015 and March 29, 2014	F-43
Unaudited Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders’ Equity for the three months ended March 28, 2015 and March 29, 2014	F-44
Notes to Unaudited Consolidated Financial Statements	F-45

Lafarge Target Business

Audited Combined Financial Statements of the Lafarge Target Business
Report of Independent Auditors	F-60
Combined Balance Sheets as of December 31, 2014 and December 31, 2013	F-61
Combined Statements of Operations for the years ended December 31, 2014, December 31, 2013 and December 31, 2012	F-62
Combined Statements of Changes in Net Parent Investment as of December 31, 2014, December 31, 2013 and December 31, 2012	F-63
Combined Statements of Cash Flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012	F-64
Notes to Combined Financial Statements	F-65

Unaudited Combined Financial Statements of the Lafarge Target Business
Unaudited Condensed Combined Statements of Operations for the Three Months Ended March 31, 2015 and March 31, 2014	F-75
Unaudited Condensed Combined Balance Sheets as of March 31, 2015 and December 31, 2014	F-76
Unaudited Condensed Combined Statements of Cash Flows for the Three Months Ended March 31, 2015 and 2014	F-77
Notes to Unaudited Combined Financial Statements	F-78

Report of Independent Registered Public Accounting Firm

The Board of Directors

of Summit Materials, Inc.:

We have audited the accompanying balance sheet of Summit Materials, Inc. (the Company) as of December 27, 2014. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet and notes thereto. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Summit Materials, Inc. as of December 27, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

February 22, 2015

Summit Materials, Inc.

Balance Sheet

December 27, 2014

Assets

Total assets	$—

Stockholder’s equity
Stockholder’s Equity
Class A common stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	—
Class B common stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	—

Total stockholder’s equity	$—

See notes to the balance sheet.

Summit Materials, Inc.

Notes to Balance Sheet

(1) ORGANIZATION

Summit Materials, Inc. (the “Company”) was formed as a Delaware corporation on September 23, 2014. The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years. The additional week in the 53-week year will be included in the fourth quarter. The Company’s 2014 fiscal year end is on December 27, 2014. The Company had no activity from inception on September 23, 2014 to December 27, 2014.

The Company was formed for the purpose of completing certain reorganization and spin-off transactions in order to be the parent of and carry on the business of Summit Materials Holdings L.P. and the related subsidiaries held by Summit Materials Holdings L.P. In connection with the completion of an offering of equity securities by the Company, the Company will contribute cash to Summit Materials Holdings L.P. in exchange for a minority interest.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of operations, comprehensive income, cash flows and stockholder’s equity have not been presented as there have been no activities during the period from September 23, 2014 (date of inception) and December 27, 2014.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

(3) STOCKHOLDER’S EQUITY

On September 23, 2014, the Company was authorized to issue 1,000 shares of $0.01 par value Class A common stock and 1,000 shares of $0.01 par value Class B common stock. The authorized shares have not been issued. The Company’s board of directors is expressly authorized to provide for the issuance of all or any of the shares of the two classes of common stock.

(4) SUBSEQUENT EVENTS

We have evaluated subsequent events through February 22, 2015, the date the financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners

of Summit Materials Holdings L.P.:

We have audited the accompanying consolidated balance sheets of Summit Materials Holdings L.P. and subsidiaries as of December 27, 2014 and December 28, 2013, and the related consolidated statements of operations, comprehensive loss, cash flows, and changes in redeemable noncontrolling interest and partners’ interest for each of the years in the three-year period ended December 27, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Materials Holdings L.P. and subsidiaries as of December 27, 2014 and December 28, 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 27, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

February 22, 2015

SUMMIT MATERIALS HOLDINGS L.P. AND SUBSIDIARIES

Consolidated Balance Sheets

December 27, 2014 and December 28, 2013

(In thousands, except partners’ interest amounts)

	December 27, 2014	December 28, 2013
Assets
Current assets:
Cash	$13,215	$18,183
Accounts receivable, net	141,302	99,337
Costs and estimated earnings in excess of billings	10,174	10,767
Inventories	111,553	96,432
Other current assets	17,172	13,181

Total current assets	293,416	237,900
Property, plant and equipment, net	950,601	831,778
Goodwill	419,270	127,038
Intangible assets, net	17,647	15,147
Other assets	48,843	39,197

Total assets	$1,729,777	$1,251,060

Liabilities, Redeemable Noncontrolling Interest and Partners’ Interest
Current liabilities:
Current portion of debt	$5,275	$30,220
Current portion of acquisition-related liabilities	18,402	10,635
Accounts payable	78,854	72,104
Accrued expenses	101,496	57,251
Billings in excess of costs and estimated earnings	8,958	9,263

Total current liabilities	212,985	179,473
Long-term debt	1,059,642	658,767
Acquisition-related liabilities	42,736	23,756
Other noncurrent liabilities	93,691	77,480

Total liabilities	1,409,054	939,476

Commitments and contingencies (see note 14)
Redeemable noncontrolling interest	33,740	24,767
Partners’ interest:
Class A interests, 31,502 and 31,261 interests authorized, issued and outstanding December 27, 2014 and December 28, 2013	466,610	463,010
Class B interests, 2,607 and 1,220 interests authorized, issued and outstanding December 27, 2014 and December 28, 2013	39,751	19,000
Class C interests, 381 and 363 interests authorized, issued and outstanding December 27, 2014 and December 28, 2013	—	—
Class D interests, 9,478 and 9,889 interests authorized, issued and outstanding as of December 27, 2014 and December 28, 2013, respectively	—	—
Additional paid in capital	12,286	8,152
Accumulated deficit	(217,416)	(198,511)
Accumulated other comprehensive loss	(15,546)	(6,045)

Partners’ interest	285,685	285,606
Noncontrolling interest	1,298	1,211

Total partners’ interest	286,983	286,817

Total liabilities, redeemable noncontrolling interest and partners’ interest	$1,729,777	$1,251,060

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS HOLDINGS L.P. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 27, 2014, December 28, 2013 and December 29, 2012

(In thousands)

	2014	2013	2012
Revenue:
Product	$838,026	$593,570	$588,762
Service	366,205	322,631	337,492

Total revenue	1,204,231	916,201	926,254

Cost of revenue (excluding items shown separately below):
Product	598,732	430,172	444,569
Service	288,428	246,880	268,777

Total cost of revenue	887,160	677,052	713,346

General and administrative expenses	150,732	142,000	127,215
Goodwill impairment	—	68,202	—
Depreciation, depletion, amortization and accretion	87,826	72,934	68,290
Transaction costs	8,554	3,990	1,988

Operating income (loss)	69,959	(47,977)	15,415
Other income, net	(3,447)	(1,737)	(1,182)
Loss on debt financings	—	3,115	9,469
Interest expense	86,742	56,443	58,079

Loss from continuing operations before taxes	(13,336)	(105,798)	(50,951)
Income tax benefit	(6,983)	(2,647)	(3,920)

Loss from continuing operations	(6,353)	(103,151)	(47,031)
(Income) loss from discontinued operations	(71)	528	3,546

Net loss	(6,282)	(103,679)	(50,577)
Net income attributable to noncontrolling interest	2,495	3,112	1,919

Net loss attributable to partners of Summit Materials Holdings L.P.	$(8,777)	$(106,791)	$(52,496)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS HOLDINGS L.P. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended December 27, 2014, December 28, 2013 and December 29, 2012

(In thousands)

	2014	2013	2012
Net loss	$(6,282)	$(103,679)	$(50,577)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	(1,346)	—	—
Postretirement liability adjustment	(3,919)	4,407	(3,648)
Foreign currency translation adjustment	(5,816)	—	—

Other comprehensive (loss) income:	(11,081)	4,407	(3,648)

Comprehensive loss	(17,363)	(99,272)	(54,225)
Less comprehensive income attributable to the noncontrolling interest	915	4,434	824

Comprehensive loss attributable to partners of Summit Materials Holdings L.P.	$(18,278)	$(103,706)	$(55,049)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS HOLDINGS L.P. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 27, 2014, December 28, 2013 and December 29, 2012

(In thousands)

	2014	2013	2012
Cash flow from operating activities:
Net loss	$(6,282)	$(103,679)	$(50,577)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation, depletion, amortization and accretion	95,211	75,927	72,179
Net interest expense	252	3,256	3,266
Share-based compensation expense	2,235	2,315	2,533
Deferred income tax benefit	(5,927)	(4,408)	(3,468)
Net (gain) loss on asset disposals	6,500	12,419	2,564
Goodwill impairment	—	68,202	—
Loss on debt financings	—	2,989	9,469
Other	(957)	(1,098)	(874)
(Increase) decrease in operating assets, net of acquisitions:
Accounts receivable, net	(10,366)	9,884	5,201
Inventories	(3,735)	499	(1,726)
Costs and estimated earnings in excess of billings	1,359	196	6,931
Other current assets	(3,997)	(453)	3,494
Other assets	4,767	(1,708)	1,189
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	(6,455)	4,067	(6,076)
Accrued expenses	13,162	(742)	17,175
Billings in excess of costs and estimated earnings	(305)	1,998	2,589
Other liabilities	(6,373)	(3,252)	(1,590)

Net cash (used in) provided by operating activities	79,089	66,412	62,279

Cash flow from investing activities:
Acquisitions, net of cash acquired	(397,854)	(61,601)	(48,757)
Purchases of property, plant and equipment	(76,162)	(65,999)	(45,488)
Proceeds from the sale of property, plant and equipment	13,366	16,085	8,836
Other	(630)	—	69

Net cash used for investing activities	(461,280)	(111,515)	(85,340)

Cash flow from financing activities:
Capital contributions by partners	24,350	—	—
Proceeds from debt issuances	762,250	234,681	726,442
Payments on long-term debt	(389,270)	(188,424)	(697,438)
Payments on acquisition-related liabilities	(10,935)	(9,801)	(7,519)
Financing costs	(9,085)	(3,864)	(13,081)
Other	(88)	(3)	(702)

Net cash provided by financing activities	377,222	32,589	7,702

Net decrease in cash	(4,969)	(12,514)	(15,359)
Cash—beginning of period	18,184	30,698	46,057

Cash—end of period	$13,215	$18,184	$30,698

See notes to consolidated financial statements.

SUMMIT MATERIALS HOLDINGS L.P. AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Partners’ Interest

Years ended December 27, 2014, December 28, 2013 and December 29, 2012

(In thousands, except partners’ interest amounts)

	Partners’ Interests				Class A	Class B	Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total partners’ interest	Redeemable noncontrolling interest

	Class A	Class B	Class C	Class D
Balance—December 31, 2011	31,305	1,220	372	8,495	$463,510	$19,000	$3,463	$(40,932)	$(6,577)	$1,174	$439,638	$21,300
Accretion/ redemption value adjustment	—	—	—	—	—	—	—	(657)	—	—	(657)	657
Issuance (redemption) of Class C and Class D Interests	—	—	(9)	70	—	—	—	—	—	—	—	—
Net (loss) income	—	—	—	—	—	—	—	(52,496)	—	(69)	(52,565)	1,988
Other comprehensive loss	—	—	—	—	—	—	—	—	(2,553)	—	(2,553)	(1,095)
Repurchase of partners’ interest	(44)	—	—	—	(500)	—	(156)	—	—	—	(656)	—
Share-based compensation	—	—	—	—	—	—	2,533	—	—	—	2,533	—
Payment of Dividends	—	—	—	—	—	—	—	—	—	(46)	(46)	—

Balance—December 29, 2012	31,261	1,220	363	8,565	463,010	19,000	5,840	(94,085)	(9,130)	1,059	385,694	22,850
Accretion/ redemption value adjustment	—	—	—	—	—	—	—	2,365	—	—	2,365	(2,365)
Issuance (redemption) of Class C and Class D Interests	—	—	—	1,324	—	—	—	—	—	—	—	—
Net (loss) income	—	—	—	—	—	—	—	(106,791)	—	152	(106,639)	2,960
Other comprehensive income	—	—	—	—	—	—	—	—	3,085	—	3,085	1,322
Repurchase of partners’ interest	—	—	—	—	—	—	(3)	—	—	—	(3)	—
Share-based compensation	—	—	—	—	—	—	2,315	—	—	—	2,315	—

Balance—December 28, 2013	31,261	1,220	363	9,889	463,010	19,000	8,152	(198,511)	(6,045)	1,211	286,817	24,767
Contributed capital	241	1,387	—	—	3,600	20,751	—	—	—	—	24,351	—
Accretion/ redemption value adjustment	—	—	—	—	—	—	—	(8,145)	—	—	(8,145)	8,145
Issuance (redemption) of Class C and Class D Interests	—	—	18	(411)	—	—	—	—	—	—	—	—
Net (loss) income	—	—	—	—	—	—	—	(8,777)	—	87	(8,690)	2,408
Other comprehensive loss	—	—	—	—	—	—	—	—	(9,501)	—	(9,501)	(1,580)
Repurchase of partners’ interest	—	—	—	—	—	—	(88)	—	—	—	(88)	—
Share-based compensation	—	—	—	—	—	—	4,222	(1,983)	—	—	2,239	—
Payment of Dividends								—	—	—	—	—

Balance—December 27, 2014	31,502	2,607	381	9,478	$466,610	$39,751	$12,286	$(217,416)	$(15,546)	$1,298	$286,983	$33,740

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials Holdings L.P. (“Summit Materials”) is a vertically-integrated construction materials company. Across its subsidiaries, it is engaged in the manufacturing and sale of aggregates, cement, ready-mixed concrete and asphalt paving mix. It is also engaged in road paving and related construction services. Summit Materials owns and operates quarries, sand and gravel pits, a cement plant, cement distribution terminals, asphalt plants, ready–mixed concrete plants and landfill sites. The operations of Summit Materials are conducted primarily across 17 states and British Columbia, Canada, with the most significant portion of the Company’s revenue generated in Texas, Kansas, Kentucky, Utah and Missouri.

Summit Materials’ majority owners are certain investment funds affiliated with Blackstone Capital Partners V L.P. (“BCP”). Summit Materials has a number of subsidiaries that have individually made a number of acquisitions through 2014. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the Central; West; and East regions.

Principles of Consolidation—The consolidated financial statements include the accounts of Summit Materials and its majority owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated. The Company attributes consolidated partners’ interest and net income separately to the controlling and noncontrolling interests. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

Noncontrolling interests represent a 30% redeemable ownership in Continental Cement Company, L.L.C. (“Continental Cement”) and a 20% ownership in Ohio Valley Asphalt, LLC. In 2013, Continental Cement changed its fiscal year from a calendar year to a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday, consistent with Summit Materials’ fiscal year. Continental Cement’s fiscal year end in 2014 was December 27 compared to December 28 in 2013 and the calendar year ended December 31 in 2012. The effect of this change to the Company’s financial position, results of operations and liquidity was immaterial. Each of the fiscal years presented were composed of 52 weeks.

Use of Estimates—The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible and other long-lived assets, pension and other postretirement obligations, asset retirement obligations and the redeemable noncontrolling interest. Estimates also include revenue earned and costs to complete open contracts. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the Company’s consolidated financial statements in the period in which the change in estimate occurs.

Business and Credit Concentrations—The majority of the Company’s customers are located in Texas, Kansas, Kentucky, Utah and Missouri and accounts receivable consist primarily of amounts due from customers within these states. Collection of these accounts is, therefore, dependent on the economic conditions in the aforementioned states. However, credit granted within the Company’s trade areas has been granted to a wide variety of customers. No single customer accounted for more than 10% of revenue in 2014, 2013 or 2012. Management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, will be due upon completion of the contracts.

Revenue and Cost Recognition—Revenue for product sales are recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Product revenue includes sales of aggregates, cement and other materials to customers, net of discounts, allowances or taxes, as applicable.

Revenue from construction contracts are included in service revenue and are recognized under the percentage-of-completion accounting method. The percent complete is measured by the cost incurred to date compared to the estimated total cost of each project. This method is used as management considers expended cost to be the best available measure of progress on these contracts, the majority of which are completed within one year, but may occasionally extend beyond one year. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance and completion. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimable. General and administrative costs are charged to expense as incurred.

Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. Such revisions are recognized in the period in which they are determined. An amount equal to contract costs incurred that are attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to customers because the amount were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at December 27, 2014 will be billed in 2015. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Revenue from the receipt of waste fuels is classified as service revenue and is based on fees charged for the waste disposal, which are recognized when the waste is accepted.

Inventories—Inventories consist of stone removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or market and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of production in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are recognized in cost of revenue in the same period as the revenue from the sale of the inventory.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on utilization of the asset. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

Depreciation on property, plant and equipment, including assets subject to capital leases, is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The estimated useful lives are generally as follows:

Buildings and improvements	7—40 years
Plant, machinery and equipment	20—40 years
Mobile equipment and barges	15—20 years
Office equipment	3—6 years
Truck and auto fleet	5—10 years
Landfill airspace and improvements	5—60 years
Other	2—10 years

Depletion of mineral reserves is calculated for proven and probable reserves by the units of production method on a site-by-site basis. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products (e.g., ready-mixed concrete, asphalt paving mix and paving and related services), the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations, as a whole. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

In addition, assets are assessed for impairment charges when identified for disposition. Projected losses from disposition are recognized in the period in which they become estimable, which may be in advance of the actual disposition. The net loss from asset dispositions recognized in general and administrative expenses in fiscal years 2014, 2013 and 2012 was $6.5 million, $12.4 million and $2.6 million, respectively. No material impairment charges have been recognized on assets held for use in 2014, 2013 or 2012. The losses are commonly a result of the cash flows expected from selling the asset being less than the expected cash flows that could be generated from holding the asset for use.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, using an inflation rate of 2.5%, and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Intangible Assets—The Company’s intangible assets are primarily composed of lease agreements, reserve rights and trade names. The assets related to lease agreements are a result of the submarket royalty rates paid under agreements, primarily, for extracting aggregate. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates to contract-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. Continental Cement’s trade name composes the majority of the remaining intangible assets. The following table shows intangible assets by type and in total:

	December 27, 2014			December 28, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Leases	$10,357	$(2,031)	$8,326	$10,430	$(1,604)	$8,826
Reserve rights	9,094	(540)	8,554	5,890	(221)	5,669
Trade names	1,020	(470)	550	1,020	(368)	652
Other	249	(32)	217	—	—	—

Total intangible assets	$20,720	$(3,073)	$17,647	$17,340	$(2,193)	$15,147

Amortization expense in 2014, 2013 and 2012 was $0.9 million, $0.8 million and $0.6 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2015	$3,105
2016	1,675
2017	956
2018	956
2019	956
Thereafter	9,999

Total	$17,647

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and whenever events or circumstances indicate that goodwill may be impaired. The goodwill impairment test first uses a qualitative approach to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, the two-step quantitative impairment test is then performed, otherwise further analysis is not required. The two-step impairment test first identifies potential goodwill impairment for each reporting unit and then, if necessary, measures the amount of the impairment loss. Goodwill is tested for impairment based on the Company’s operating companies, which management has determined to be the Company’s reporting units, which are one level below its segments in the Central and West regions. The East region is considered to be a single reporting unit.

Income Taxes—As a limited partnership, Summit Materials’ federal and state income tax attributes are generally passed to its partners. However, certain of the Company’s subsidiaries are taxable entities, the provisions for which are included in the consolidated financial statements. For the Company’s taxable entities, deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

The Company evaluates the tax positions taken on income tax returns that remain open to examination by the respective tax authorities from prior years and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Interest and penalties are recorded in income tax expense.

Fair Value Measurements—The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1 —	Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 —	Inputs other than Level 1 that are based on observable market data, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs that are observable that are not prices and inputs that are derived from or corroborated by observable markets.

Level 3 —	Valuations developed from unobservable data, reflecting the Company’s own assumptions, which market participants would use in pricing the asset or liability.

Assets and liabilities measured at fair value in the consolidated balance sheets as of December 27, 2014 and December 28, 2013 are as follows:

	2014	2013

Accrued expenses:
Current portion of contingent consideration	$2,375	$—
Acquisition- related liabilities
Contingent consideration	$5,379	$1,908

Certain acquisitions made by the Company require the payment of additional consideration contingent upon the achievement of specified operating results, referred to as contingent consideration or earn-out obligations. These payments will not be made if earn-out thresholds are not achieved. Approximately $4.5 million and $1.9 million of the increase in contingent consideration obligations relate to the January 17, 2014 acquisition of Alleyton Resource Corporation, Colorado Gulf, LP and certain assets of Barten Shepard Investments, LP (collectively, “Alleyton”) and the October 3, 2014 acquisition of Concrete Supply of Topeka, Inc. and all of the membership interests of Penny’s Concrete and Ready Mix, L.L.C. and Builders Choice Concrete Company of Missouri, L.L.C. (collectively, “Concrete Supply”), respectively. No material earn-out payments have been made to date.

Summit Materials records contingent consideration at fair value on the acquisition date and then measures its fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified. Management of the Company determines the appropriate policies and procedures to be used when determining the fair value of contingent consideration. Its fair values are based on unobservable inputs, or Level 3 assumptions, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects the Company’s credit risk. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a significantly lower, or higher, fair value measurement. In 2014 and 2012, we recognized immaterial reductions to contingent consideration of $0.5 million and $0.4 million, respectively.

Financial Instruments—The Company’s financial instruments include certain acquisition-related liabilities (deferred consideration and noncompete obligations) and debt. The fair value of the deferred consideration and noncompete obligations approximate their carrying value of $49.0 million and $4.4 million, respectively, as of December 27, 2014 and $28.3 million and $4.2 million, respectively, as of December 28, 2013. The fair value was determined based on Level 3 inputs of the fair value hierarchy, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

The fair value of long-term debt was approximately $1,101.9 million and $696.5 million as of December 27, 2014 and December 28, 2013, respectively, compared to its carrying value of $1,064.9 million and $663.0 million, respectively. Fair value was determined based on Level 2 inputs of the fair value hierarchy, including observable inputs, specifically quoted prices for these instruments in inactive markets. The fair value of Company’s revolving credit facility approximated its carrying value of $26.0 million at December 28, 2013. There were no outstanding borrowings on the revolving credit facility as of December 27, 2014.

(2) Acquisitions

The Company has acquired a number of entities since its formation in 2009, which were financed through a combination of debt and contributions from investors. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

2014 Acquisitions

West region

•	On September 30, 2014, the Company acquired all of the outstanding ownership interests in Colorado County Sand & Gravel Co., L.L.C., a Texas limited liability company, M & M Gravel Sales, Inc., a Texas corporation, Marek Materials Co. Operating, Ltd., a Texas limited partnership, and Marek Materials Co., L.L.C., a Texas limited liability company (collectively “Colorado County S&G”). Colorado County S&G provides aggregates to the West Houston, Texas market. The acquisition was funded with borrowings under the Company’s revolving credit facility.

•	On September 19, 2014, the Company acquired all of the membership interests of Southwest Ready-Mix LLC (“Southwest Ready Mix”), which included two ready-mixed concrete plants and serves the downtown and southwest Houston, Texas markets. The acquisition was funded with borrowings under the Company’s revolving credit facility.

•	On September 4, 2014, the Company acquired all of the issued and outstanding shares and certain shareholder notes of Rock Head Holdings Ltd. and B.I.M. Holdings Ltd., which collectively indirectly owned all of Mainland Sand and Gravel Ltd.’s shares. The surviving entity, Mainland Sand & Gravel ULC. (“Mainland”), based in Surrey, British Columbia, is a supplier of aggregates to the Vancouver metropolitan area. The acquisition was funded with a portion of the proceeds from the September 8, 2014 issue and sale of $115.0 million aggregate principal amount of 10 1⁄2% senior notes due 2020.

•	On July 29, 2014, the Company acquired all of the assets of Canyon Redi-Mix, Inc. and CRM Mixers LP (collectively “Canyon Redi-Mix”). The acquired assets include two ready-mixed concrete plants, which serve the Permian Basin region of West Texas. The acquisition was funded with borrowings under the Company’s revolving credit facility.

•	On March 31, 2014, the Company acquired all of the stock of Troy Vines, Inc., an integrated aggregates and ready-mixed concrete business headquartered in Midland, Texas, which serves the Permian Basin region of West Texas. The acquisition was funded with cash on hand.

•	On January 17, 2014, the Company acquired all of the membership interests of Alleyton, an aggregates and ready-mixed concrete business in Houston, Texas. The Alleyton acquisition was funded with a portion of the proceeds from the January 17, 2014 issue and sale of $260.0 million aggregate principal amount of 10 1⁄2% senior notes due 2020.

Central region

•	On October 3, 2014, the Company acquired the stock of Concrete Supply, an aggregates and ready-mixed concrete business with operations in Kansas and Missouri. The acquisition was funded with borrowings under the Company’s revolving credit facility.

East region

•	On June 9, 2014, the Company acquired all of the membership interests of Buckhorn Materials LLC, an aggregates quarry in South Carolina, and Construction Materials Group LLC, a sand pit in South Carolina. The acquisition was funded with borrowings under the Company’s revolving credit facility.

2013 Acquisitions

West region

•	On April 1, 2013, the Company acquired all of the membership interests of Westroc, LLC, an aggregates and ready-mixed concrete provider near Salt Lake City, Utah, with borrowings under the Company’s revolving credit facility.

Central region

•	On April 1, 2013, the Company acquired certain aggregates, ready-mixed concrete and asphalt assets of Lafarge North America, Inc. in and around Wichita, Kansas, with borrowings under the Company’s revolving credit facility.

2012 Acquisitions

West region

•	On November 30, 2012, the Company acquired all of the stock of Sandco, Inc., an aggregates and ready-mixed concrete business in Colorado, with cash on-hand.

Central region

•	On February 29, 2012, the Company acquired certain assets of Norris Quarries, LLC, an aggregates business in northwest Missouri, with proceeds from debt, including the Company’s revolving credit facility.

East region

•	On October 5, 2012, the Company acquired certain assets of Kay & Kay Contracting, LLC, an aggregates, asphalt and paving business in Kentucky, with cash on-hand.

Revenue and net income from these acquisitions in the year ended December 27, 2014 was $197.5 million and $35.6 million, respectively, of which $150.9 million and $32.6 million, respectively, was attributable to Alleyton, Southwest Ready Mix and Colorado County S&G. Southwest Ready Mix and Colorado County S&G were integrated with Alleyton as of their respective acquisition dates such that disaggregated financial data is not available. The 2013 and 2012 acquisitions were integrated with existing operations on the respective acquisition dates such that disaggregated financial data is not available.

Pro Forma Financial Information (unaudited)— The following unaudited supplemental pro forma information presents the financial results as if the 2014, 2013 and 2012 acquisitions occurred on the first day of fiscal year 2013, 2012 and 2011, respectively. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisitions been made on the first day of the preceding fiscal year, nor is it indicative of any future results. The pro forma effect on revenue in the year ended December 28, 2013 was $305.7 million and $8.6 million from 2014 and 2013 acquisitions, respectively, and was $33.7 million and ($3.4) million, respectively, on net loss. The pro forma effect on revenue in the year ended December 29, 2012 was $82.4 million and $13.8 million from 2013 and 2012 acquisitions, respectively, and was $4.7 million and ($0.5) million, respectively, on net loss.

	Year Ended
	December 27, 2014	December 28, 2013	December 29, 2012

Revenue	$1,326,861	$1,230,491	$1,022,535
Net income (loss)	8,181	(104,705)	(46,405)

The purchase price allocation for the Canyon Redi-Mix, Mainland, Southwest Ready Mix, Colorado County S&G and Concrete Supply acquisitions has not yet been finalized due to the recent timing of the acquisitions. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates in 2014, 2013 and 2012:

	Alleyton January 17, 2014	Year Ended December 27, 2014 (excluding Alleyton)	Year Ended December 28, 2013	Year Ended December 29, 2012
Financial assets	$15,489	$22,101	$8,302	$1,397
Inventories	2,548	8,249	3,954	6,988
Property, plant and equipment	47,985	74,687	40,580	21,543
Intangible assets(1)	—	3,398	7,428	3,172
Other assets	2,595	3,337	52	1,330
Financial liabilities	(10,054)	(17,610)	(6,164)	(944)
Other long-term liabilities	(990)	(11,727)	(1,050)	(364)

Net assets acquired	57,573	82,435	53,102	33,122
Goodwill	147,064	148,838	16,120	26,230

Purchase price	204,637	231,273	69,222	59,352

Acquisition related liabilities	(22,123)	(10,656)	(7,902)	(10,547)
Other	(2,087)	(3,190)	281	(48)

Net cash paid for acquisitions	$180,427	$217,427	$61,601	$48,757

(1)	Intangible assets acquired in 2013 related to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves ($5.9 million) and the differential between contractual lease rates and market rates for leases of aggregate reserves and office space. The acquired intangible assets in total, the reserve rights and the lease assets have weighted-average lives of 18 years, 20 years and 11 years, respectively.

(3) Goodwill

As of December 29, 2014, the Company had 11 reporting units with goodwill for which the annual goodwill impairment test was completed. To perform the annual impairment test on the first day of the fourth quarter of 2014, the Company first assessed qualitative factors to determine whether the existence of events or circumstances led to a determination that it was more likely than not (more than 50%) that the estimated fair value of its reporting units, excluding the Utah-based reporting unit, were less than the carrying amounts. As a result of the qualitative assessment, it was determined that an impairment was not more likely than not. Accordingly, for those reporting units, the two-step quantitative impairment test was not performed. The Utah-based reporting unit has negative equity and, therefore, the Company performed step 2 of the two-step impairment test. The second step of the test requires the allocation of the reporting unit’s fair value to its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill as if the reporting unit were being acquired in a business combination. If the implied fair value of goodwill is less than the carrying value, the difference is recorded as an impairment loss. The Company estimated the fair value of the Utah-based reporting unit’s assets and liabilities using either an income approach (a discounted cash flow technique) or a market approach, based on the nature of the asset and liability and the information available. These valuation methods used Level 2 and Level 3 assumptions, including, but not limited to, sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, acquisition strategies, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows. Based on this analysis, it was determined that the Utah reporting unit’s fair value was greater than its carrying value, and no impairment charge was recognized in 2014.

During the annual test performed as of the first day of the fourth quarter of 2013, management concluded that the estimated fair value of the Utah-based operations in the West region and of the East region were less than their respective carrying values. The estimated fair value of these operating units was estimated by applying a 50 percent weighting to both the discounted cash flow valuation and the market assessment, a discount rate of 11.0% and internal growth projections.

Based on the step two analysis, the Company recognized goodwill impairment charges of $68.2 million in the year ended December 28, 2013, as a result of uncertainties in the timing of a sustained recovery in the construction industry. After recognition of the goodwill impairment charges, the fair values of these reporting units’ goodwill recognized as of December 28, 2013 were:

2013
Goodwill:
Utah operations in the West region	$36,589
East region	—

No impairment charges were recognized prior to 2013.

The following table presents goodwill by reportable segments and in total:

	West	Central	East	Total
Balance, December 29, 2012	$91,393	$72,789	$14,938	$179,120
Acquisitions	16,120	—	—	16,120
Impairment	(53,264)	—	(14,938)	(68,202)

Balance, December 28, 2013	54,249	72,789	—	127,038
Acquisitions	246,506	23,236	26,160	295,902
Foreign currency translation adjustments	(3,670)	—	—	(3,670)

Balance, December 27, 2014	$297,085	$96,025	$26,160	$419,270

(4) Discontinued Operations

The Company’s discontinued operations include a railroad construction and repair business (referred to herein as railroad), environmental remediation operations and certain concrete paving operations. The railroad business involved building and repairing railroad sidings. The environmental remediation operations primarily involved the repair of retaining walls along highways in Kentucky and the removal and remediation of underground fuel storage tanks. The railroad and environmental remediation operations were sold in 2012 in separate transactions for aggregate proceeds of $3.1 million. The concrete paving operations were wound down in 2013 and all assets had been sold in 2014. The results of these operations have been removed from the results of continuing operations for all periods presented. Prior to recognition as discontinued operations, all of these businesses were included in the East region’s operations.

Debt and interest expense were not allocated to these businesses since there was no debt specifically attributable to the operations. The discontinued businesses are organized within a limited liability company that passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. The railroad, environmental remediation and concrete paving businesses’ revenue and loss before income taxes, including an immaterial gain on sale, in fiscal years 2014, 2013 and 2012 are summarized below:

	2014	2013	2012
Total revenue	$1,260	$3,884	$50,152

(Income) loss from discontinued operations before income taxes	(71)	528	3,546

(5) Accounts Receivable, Net

Accounts receivable, net consisted of the following as of December 27, 2014 and December 28, 2013:

	2014	2013

Trade accounts receivable	$131,060	$85,188
Retention receivables	12,053	15,966
Receivables from related parties	333	202

Accounts receivable	143,446	101,356
Less: Allowance for doubtful accounts	(2,144)	(2,019)

Accounts receivable, net	$141,302	$99,337

Retention receivables are amounts earned by the Company, but held by customers until projects have been fully completed or near completion. Amounts are expected to be billed and collected within a year.

(6) Inventories

Inventories consisted of the following as of December 27, 2014 and December 28, 2013:

	2014	2013
Aggregate stockpiles	$88,211	$70,300
Finished goods	8,826	11,207
Work in process	1,801	2,623
Raw materials	12,715	12,302

Total	$111,553	$96,432

(7) Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following as of December 27, 2014 and December 28, 2013:

	2014	2013
Land (mineral bearing) and asset retirement costs	$129,957	$107,007
Land (non-mineral bearing)	112,932	81,331
Buildings and improvements	86,702	77,535
Plants, machinery and equipment	622,466	553,113
Mobile equipment and barges	182,334	117,828
Office equipment	14,087	10,001
Truck and auto fleet	22,821	19,165
Landfill airspace and improvements	48,513	46,841
Construction in progress	8,445	29,560
Other	1,719	1,779

Property, plant and equipment	1,229,976	1,044,160
Less accumulated depreciation, depletion and amortization	(279,375)	(212,382)

Property, plant and equipment, net	$950,601	$831,778

Depreciation, depletion and amortization expense of property, plant and equipment was $85.8 million, $71.4 million and $68.6 million for the years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively.

Property, plant and equipment at December 27, 2014 and December 28, 2013 included $30.0 million and $11.3 million, respectively, of capital leases for certain equipment and a building with accumulated amortization of $3.6 million and $1.3 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $17.5 million of the future obligations associated with the capital leases are included in accrued expenses and the present value of the remaining capital lease payments is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term capital leases are $18.1 million, $5.1 million, $5.3 million, $0.7 million and $0.7 million for the years ended 2015, 2016, 2017, 2018 and 2019, respectively.

(8) Accrued Expenses

Accrued expenses consisted of the following as of December 27, 2014 and December 28, 2013:

	2014	2013
Interest	$32,475	$17,294
Payroll and benefits	20,326	16,368
Capital lease obligations	17,530	2,068
Insurance	11,402	7,445
Non-income taxes	5,520	4,168
Professional fees	3,299	2,352
Other(1)	10,944	7,556

Total	$101,496	$57,251

(1)	Consists primarily of subcontractor and working capital settlement accruals.

(9) Debt

Debt as of December 27, 2014 and December 28, 2013 is summarized as follows:

	2014	2013

Revolving credit facility	$—	$26,000

Long-term debt:
$625.0 million senior notes, including a $26.5 million net premium at December 27, 2014 and $250 million senior notes, net of $4.0 million discount at December 28, 2013	$651,548	$245,971
$415.7 million term loan, net of $2.3 million discount at December 27, 2014 and $419.9 million, net of $2.9 million discount at December 28, 2013	413,369	417,016

Total	1,064,917	662,987
Current portion of long-term debt	5,275	4,220

Long-term debt	$1,059,642	$658,767

The total contractual payments of long-term debt for the five years subsequent to December 27, 2014 are as follows:

2015	$5,275
2016	4,220
2017	4,220
2018	3,165
2019	398,790
Thereafter	625,000

Total	1,040,670
Plus: Original issue net premium	24,247

Total debt	$1,064,917

Summit Materials, LLC and Summit Materials Finance Corp. issued $250.0 million aggregate principal amount of 10 1⁄2% Senior Notes due January 31, 2020 (“Senior Notes”) under an indenture dated January 30, 2012 (as amended and supplemented, the “Indenture”). In addition to the Senior Notes, Summit Materials, LLC has credit facilities which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million (the “Senior Secured Credit Facilities”). The debt was initially issued with an original issuance discount of $9.5 million, which was recorded as a reduction to debt and is being accreted as interest expense over the term of the debt. As a result of these transactions, $9.5 million of financing fees were charged to earnings in the year ended December 29, 2012.

On January 17, 2014 and September 8, 2014, Summit Materials, LLC and Summit Materials Finance Corp. issued an additional $260.0 million and $115.0 million, respectively, aggregate principal amount of Senior Notes (the “Additional Notes”), receiving proceeds of $409.3 million, before payment of fees and expenses and including a $34.3 million premium. The proceeds from the sale of the Additional Notes were used for the purchases of Alleyton and Mainland, to make payments on the revolving facility and for general corporate purposes. The Additional Notes are treated as a single series with the $250.0 million of senior notes (the “Existing Notes”) and have substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes are treated as one class under the Indenture.

Senior Notes—Interest on the Senior Notes is payable semi-annually in arrears; interest payments commenced on July 31, 2012. The Indenture contains covenants limiting, among other things, Summit Materials, LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default. As of December 27, 2014 and December 28, 2013, the Company was in compliance with all covenants.

Senior Secured Credit Facilities—Under the Senior Secured Credit Facilities, Summit Materials, LLC has entered into term loans totaling $422.0 million with required principal repayments of 0.25% of term debt due on the last business day of each March, June, September and December. In February 2013, Summit Materials, LLC consummated a repricing, which included additional borrowings of $25.0 million, an interest rate reduction of 1.0% and a deferral of the March 2013 principal payment. The unpaid principal balance is due in full on the maturity date, which is January 30, 2019. As a result of this repricing, $3.1 million of financing fees were charged to earnings in the year ended December 28, 2013. The Senior Secured Credit Facilities include an uncommitted incremental facility that allows Summit Materials, LLC the option to increase the amount available under the term loan facility and/or the senior secured revolving credit facility by (i) $135.0 million plus (ii) an additional amount so long as Summit Materials, LLC is in pro forma compliance with a consolidated first lien net leverage ratio. The term loans bear interest per annum equal to, at Summit Materials, LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the British Bankers Association London Interbank Offered Rate (“LIBOR”) plus 1.00%, subject to a base rate floor of 2.25%, plus an applicable margin of 2.75% for base rate loans, or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs, subject to a LIBOR floor of 1.25% plus an applicable margin of 3.75% for LIBOR rate loans. The interest rate in effect at December 27, 2014 was 5.0%.

Under the Senior Secured Credit Facilities, Summit Materials, LLC has revolving credit commitments of $150.0 million. The revolving credit facility matures on January 30, 2017 and bears interest per annum equal to, at Summit Materials, LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.5% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.5% for LIBOR rate loans. The interest rate in effect at December 27, 2014 was 4.2%.

There were no outstanding borrowings under the revolver facility as of December 27, 2014, leaving remaining borrowing capacity of $126.7 million, which is net of $23.3 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit Materials, LLC must adhere to certain financial covenants related to its debt and interest leverage ratios, as defined in the Senior Secured Credit Facilities. The consolidated first lien net leverage ratio, reported each quarter, should be no greater than 4.75:1.0 from January 1, 2013 through June 30, 2014; 4.50:1.0 from July 1, 2014 through June 30, 2015, and 4.25:1.0 thereafter. The interest coverage ratio must be at least 1.70:1.0 from January 1, 2013 through December 31, 2014 and 1.85:1.0 thereafter. As of December 27, 2014 and December 28, 2013, the Company was in compliance with all covenants. Summit Materials, LLC’s wholly-owned domestic subsidiary companies and its non-wholly-owned subsidiary, Continental Cement, subject to certain exclusions and exceptions are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit Materials, LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

As of December 27, 2014 and December 28, 2013, $17.2 million and $11.5 million, respectively, of deferred financing fees were being amortized over the term of the debt using the effective interest method.

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada, Mainland, entered into an agreement with HSBC for a (a) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (b) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (c) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of Mainland.

(10) Partners’ Interest

Summit Materials’ majority owners are certain investment funds affiliated with Blackstone Capital Partners V L.P. The limited partnership interests of Summit Materials consists of Class A-1 interests, Class A-2 interests, Class B-1 interests, Class C interests, Class D-1 interests and Class D-2 interests.

•	Class A-1 Interests: equity interests that receive a preferential distribution up to their unreturned capital contribution and then participate in the residual earnings of the Company after other classes of Partners’ Interests receive their specified preferential distributions.

•	Class A-2 Interests: equity interests that are issuable only upon the exchange of Class B-1 Interests, Class C Interests and Class D-1 Interests or Class D-1 Interests for Class A-2 Interests following any transfer of any such interests (other than transfers to certain permitted transferees) and have similar economic rights as Class A-1 Interests. No Class A-2 Interests have been issued to date.

•	Class B-1 Interests: equity interests that have similar economic rights as Class A-1 Interests.

•	Class C Interests: equity interests that have been issued to certain start-up partners. Class C Interests are entitled to preferential distributions after preferential distributions to the Class A and B-1 Interests and then participate in the residual earnings of the Company after other classes of Partners’ Interests receive their specified preferential distributions. The value of Class C Interests are not significant to the consolidated financial statements.

•	Class D-1 Interests and Class D-2 Interests: equity interests that are subject to vesting schedules and other conditions including certain transfer restrictions and put and call rights applicable only to employees or the other holders thereof. Once vested, the D-1 and D-2 Interests participate in the residual earnings of the Company after other classes of Partners’ Interests receive their specified preferential distributions.

Business affairs of Summit Materials are managed by the Board of Directors (“Board”) of the general partner, which is controlled by the Class A interest holders. As of December 27, 2014, the Board was composed of six directors.

The changes in each component of accumulated other comprehensive loss consisted of the following:

	Change in retirement plans	Foreign currency translation adjustments	Accumulated other comprehensive loss
Balance—December 31, 2011	$(6,577)		$(6,577)
Postretirement liability adjustment	(2,553)		(2,553)

Balance—December 29, 2012	(9,130)	—	(9,130)
Postretirement liability adjustment	3,085		3,085

Balance—December 28, 2013	(6,045)	—	(6,045)
Postretirement curtailment adjustment	(942)	—	(942)
Postretirement liability adjustment	(2,743)	—	(2,743)
Foreign currency translation adjustment	—	(5,816)	(5,816)

Balance—December 27, 2014	$(9,730)	$(5,816)	$(15,546)

(11) Income Taxes

For the years ended December 27, 2014, December 28, 2013 and December 31, 2012, income taxes consisted of the following:

	2014	2013	2012
Provision for income taxes:
Current	$(905)	$1,761	$(452)
Deferred	(6,078)	(4,408)	(3,468)

Income tax benefit	$(6,983)	$(2,647)	$(3,920)

The effective tax rate on pre-tax income differs from the U.S. statutory rate due to the following:

	2014	2013	2012
Income tax benefit at federal statutory tax rate	$(4,643)	$(37,160)	$(19,074)
Less: Income tax benefit at federal statutory tax rate for LLC entities	(2,272)	32,801	16,167
State and local income taxes	(224)	130	(90)
Depletion expense	(129)	(411)	(377)
Goodwill impairment	—	1,046	—
Effective rate change	(241)	—	(532)
Valuation allowance	1,693	729	36
Impact of international operations	(73)	—	—
Prior year true-up adjustments and amended returns	(624)	—	—
Other	(470)	218	(50)

Income tax benefit	$(6,983)	$(2,647)	$(3,920)

The following table summarizes the components of the net deferred income tax liability as of December 27, 2014 and December 28, 2013:

	2014	2013
Deferred tax (liabilities) assets:
Accelerated depreciation	$(40,141)	$(33,146)
Mining reclamation reserve	2,180	1,502
Net operating loss	7,106	2,227
Capital losses on securities	—	997
Net intangible assets	(1,072)	(607)
Inventory purchase accounting adjustments	1,275	1,288
Working capital (e.g., accrued compensation, prepaid assets)	(10)	1,655

Deferred tax liabilities, net	(30,662)	(26,084)
Less valuation allowance on loss carryforwards	(2,523)	(1,826)

Total	$(33,185)	$(27,910)

Deferred tax balances are included in the consolidated balance sheets under the following captions:
Other current assets	$1,167	$2,316
Other noncurrent liabilities	(34,352)	(30,226)

Total	$(33,185)	$(27,910)

In assessing the realizability of deferred tax assets as of December 27, 2014 and December 28, 2013, management considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. The deferred income tax asset related to net operating losses resides with three separate tax paying subsidiaries of Summit Materials. Two of these tax payers have historically generated taxable income and are forecast to continue generating taxable income. However, for the entity that had historical losses and is not expected to generate taxable income and for a portion of the remaining deferred income tax asset related to net operating losses, management does not expect to fully utilize the deferred income tax asset related to net operating losses before their expiration in 2034 and has recorded a valuation allowance as of December 27, 2014 and December 28, 2013. At December 27, 2014, the Company has net operating loss carryforwards for federal and state income tax purposes of $18.9 million and $0.8 million, respectively, which are available to offset future federal and state taxable income, if any, through 2033 and are supported by deferred tax liabilities associated with accelerated depreciation on fixed assets.

Summit Materials does not have any uncertain tax positions as of December 27, 2014. Tax years from 2011 to 2014 remain open and subject to audit by federal and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2014, 2013 or 2012.

(12) Employee Benefit Plans

Deferred Compensation Plan—The Company sponsors employee 401(k) savings plans for salaried employees and certain union employees. The plans provide for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for all defined contribution plans totaled $3.8 million, $2.3 million and $2.2 million for the years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The plans are closed to new participants and benefits are frozen. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation.

Continental Cement also sponsors unfunded healthcare and life insurance benefits plans for certain eligible retired employees. Effective January 1, 2014, the plan was amended to eliminate all future retiree health and life coverage for employees.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the APBO. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations are based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

The Company uses its fiscal year-end as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of December 27, 2014 and December 28, 2013 and for the years ended December 27, 2014, December 28, 2013 and December 29, 2012:

	2014		2013
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Change in benefit obligations:
Beginning of period	$25,644	$14,155	$28,674	$15,810
Service cost	75	106	295	236
Interest cost	1,081	493	963	513
Actuarial loss (gain)	3,798	1,992	(2,674)	(1,048)
Special termination benefits	—	—	—	39
Change in plan provision	—	(2,553)	—	—
Benefits paid	(1,689)	(837)	(1,614)	(1,395)

End of period	28,909	13,356	25,644	14,155

Change in fair value of plan assets:
Beginning of period	$19,074	$—	$17,863	$—
Actual return on plan assets	526	—	1,512	—
Employer contributions	961	837	1,313	1,395
Benefits paid	(1,689)	(837)	(1,614)	(1,395)

End of period	18,872	—	19,074	—

Funded status of plans	$(10,037)	$(13,356)	$(6,570)	$(14,155)

Current liabilities	$—	$(1,041)	$—	$(1,268)
Noncurrent liabilities	(10,037)	(12,315)	(6,570)	(12,887)

Liability recognized	$(10,037)	$(13,356)	$(6,570)	$(14,155)

Amounts recognized in accumulated other comprehensive loss:
Net actuarial loss	$9,365	$5,904	$4,831	$4,139
Prior service cost	—	(2,380)	—	(1,346)

Total amount recognized	$9,365	$3,524	$4,831	$2,793

The amount recognized in accumulated other comprehensive income (“AOCI”) is the actuarial loss and prior service cost, which has not yet been recognized in periodic benefit cost, adjusted for amounts allocated to the redeemable noncontrolling interest. At December 27, 2014, the actuarial loss expected to be amortized from AOCI to periodic benefit cost in 2015 is $0.3 million and $0.1 million for the pension and postretirement obligations.

	2014		2013		2012
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Amounts recognized in other comprehensive loss (income):
Net actuarial gain (loss)	$4,650	$1,992	$(2,838)	$(1,048)	$2,444	$1,597
Prior service cost	—	(2,553)	—	—	—	—
Amortization of prior year service cost	—	174	—	180	—	180
Curtailment benefit	—	1,346	—	—	—	—
Amortization of gain	(117)	(227)	(387)	(314)	(261)	(312)

Total amount recognized	$4,533	$732	$(3,225)	$(1,182)	$2,183	$1,465

Components of net periodic benefit cost:
Service cost	$75	$106	$295	$236	$276	$207
Interest cost	1,081	493	963	513	1,055	585
Amortization of loss	117	227	387	314	261	312
Expected return on plan assets	(1,378)	—	(1,348)	—	(1,300)	(180)
Curtailment benefits	—	(1,346)	—	—	—	—
Special termination benefits	—	—	—	39	—	—
Amortization of prior service credit	—	(174)	—	(180)	—	—

Net periodic benefit cost	$(105)	$(694)	$297	$922	$292	$924

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2014 and 2013 are:

	2014		2013
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Discount rate	3.50% - 3.65%	3.52%	4.21% - 4.46%	4.33%
Expected long-term rate of return on plan assets	7.30%	N/A	7.50%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 27, 2014, December 28, 2013 and December 29, 2012:

	2014		2013		2012
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Discount rate	4.21% - 4.46%	4.33%	3.30% - 3.57%	3.41%	3.89% - 4.07%	4.00%
Expected long-term rate of return on plan assets	7.50%	N/A	7.50%	N/A	7.50%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the Citigroup Pension Discount Curve.

Assumed health care cost trend rates are 8% grading to 6% and 9% grading to 7% as of year-end 2014 and 2013, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s healthcare and life insurance benefits plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2014 and 2013:

	2014		2013
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$39	$(34)	$66	$(55)
APBO	1,333	(1,136)	1,251	(1,073)

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities – 30%; fixed income securities –63%; cash reserves –5%; and precious metals –2%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended December 27, 2014 and December 28, 2013.

At year-end 2014 and 2013, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans’ assets by asset class and fair value hierarchy level as of December 27, 2014 and December 28, 2013 are as follows:

	2014
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate - government	$1,468	$—	$1,468
Intermediate - corporate	3,342	—	3,342
Short-term - government	2,435	—	2,435
Short-term - corporate	3,700	—	3,700
Equity securities:
U.S. Large cap value	1,180	1,180	—
U.S. Large cap growth	1,173	1,173	—
U.S. Mid cap value	590	590	—
U.S. Mid cap growth	598	598	—
U.S. Small cap value	597	597	—
U.S. Small cap growth	611	611	—
International	1,098	1,098	—
Cash	1,712	1,712	—
Precious metals	368	368	—

Total	$18,872	$7,927	$10,945

	2013
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate - government	$1,647	$—	$1,647
Intermediate - corporate	3,138	—	3,138
Short-term - government	2,168	—	2,168
Short-term - corporate	4,040	—	4,040
Equity securities:
U.S. Large cap value	1,221	1,221	—
U.S. Large cap growth	1,536	1,536	—
U.S. Mid cap value	600	600	—
U.S. Mid cap growth	603	603	—
U.S. Small cap value	610	610	—
U.S. Small cap growth	599	599	—
International	889	889	—
Cash	1,665	1,665	—
Precious metals	358	358	—

Total	$19,074	$8,081	$10,993

Cash Flows—The Company expects to contribute approximately $1.1 million and $1.0 million in 2015 to its pension plans and healthcare and life insurance benefits plans, respectively.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension benefits	Healthcare and Life Insurance Benefits
2015	$1,715	$1,041
2016	1,743	1,015
2017	1,740	893
2018	1,773	893
2019	1,777	823
2020 - 2024	8,524	3,912

Total	$17,272	$8,577

(13) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $1.6 million and $0.5 million as of December 27, 2014 and December 28, 2013, respectively, is included in accrued and other liabilities on the consolidated balance sheets. The liability was initially measured at fair value and subsequently is adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended December 27, 2014 and December 28, 2013:

	2014	2013
Beginning balance	$15,781	$14,844
Acquired obligations	140	286
Change in cost estimate	2,233	721
Settlement of reclamation obligations	(1,178)	(1,201)
Additional liabilities incurred	463	414
Accretion expense	871	717

Ending balance	$18,310	$15,781

(14) Commitments and Contingencies

Litigation and Claims—The Company is party to certain legal actions arising from the ordinary course of business activities. In the opinion of management, these actions are without merit or the ultimate disposition, if any, resulting from them will not have a material effect on the Company’s financial position, results of operations or liquidity. The Company’s policy is to record legal fees as incurred.

The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, “Harper”) for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through year-end 2014, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of year-end 2014 and 2013, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of future funding obligations.

In February 2011, the Company incurred a property loss related to a sunken barge with cement product aboard. In the year-ended December 28, 2013, the Company recognized $0.8 million of charges for lost product aboard the barge and costs to remove the barge from the waterway. As of December 27, 2014 and December 28, 2013, $0.4 million and $0.9 million, respectively, was included in accrued expenses as management’s best estimate of the remaining costs to remove the barge.

Environmental Remediation— The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliances will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Other—During the course of business, there may be revisions to project costs and conditions that can give rise to change orders. Revisions can also result in claims we might make against the customer or a subcontractor to recover project variances that have not been satisfactorily addressed through change orders with the customer. As of December 27, 2014 and December 28, 2013, unapproved change orders and claims were $3.9 million ($0.5 million in costs and estimated earnings in excess of billings, $1.2 million in accounts receivable and $2.2 million in other assets) and $3.2 million ($0.5 million in costs and estimated earnings in excess of billings and $2.7 million in other assets), respectively.

The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations, and cash flows of the Company. The terms of the purchase commitments are generally less than one year.

(15) Related-Party Transactions

The Company incurred management fees paid to Blackstone Management Partners L.L.C. (“BMP”) totaling $4.4 million, $2.6 million and $2.1 million in 2014, 2013 and 2012, respectively, under terms of an agreement dated July 30, 2009, between Summit Materials and BMP. Under the terms of the agreement, BMP is permitted to, and has, assigned a portion of the fees to which it is entitled to receive to Silverhawk Summit, L.P. and to certain members of management. The fees were paid for consultancy services related to acquisition activities and are included in general and administrative expenses.

In addition to the management fee, in consideration of BMP undertaking financial and structural analysis, due diligence investigations, corporate strategy and other advice and negotiation assistance necessary to enable Summit Materials and its subsidiaries to undertake acquisitions, Summit Materials pays BMP a transaction fee equal to (x) 1.0% of the aggregate enterprise value of any acquired entity or (y) if such transaction is structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed of. In addition, Summit Holdings has agreed to indemnify BMP and its affiliates against liabilities relating to the services contemplated by the transaction and management fee agreement and reimburse BMP and its affiliates for out-of-pocket expenses incurred in connection with providing such services.

Under the transaction and management fee agreement, BMP is permitted to, and has, assigned a portion of the fees it is entitled to receive from Summit Materials to Silverhawk Summit, L.P. and to certain members of management. Transaction fees paid for the year ended December 27, 2014 were $3.9 million and were immaterial in 2013 or 2012 and amounts paid to Silverhawk Summit, L.P. and to other equity holders were immaterial.

The Company earned revenue of $0.6 million and $7.9 million and incurred costs of $0.2 million and $0.2 million in connection with several transactions with unconsolidated affiliates for the years ended December 28, 2013 and December 29, 2012, respectively. As of December 28, 2013, accounts receivable from affiliates was $0.4 million. Transactions with unconsolidated affiliates in 2014 were immaterial.

Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $14.3 million, $12.7 million and $12.5 million for the years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively, and accounts receivable due from these parties were approximately $1.2 million and $0.2 million as of December 27, 2014 and December 28, 2013, respectively.

Blackstone Advisory Partners L.P., an affiliate of Blackstone, served as an initial purchaser of $13.0 million and $5.75 million principal amount of the senior notes issued in January 2014 and September 2014, respectively, and received compensation in connection therewith.

(16) Acquisition-Related Liabilities

A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is scheduled to be paid in years ranging from 5 to 20 years in either monthly, quarterly or annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2015	$16,051
2016	13,240
2017	10,200
2018	9,660
2019	5,435
Thereafter	16,272

Total scheduled payments	70,858
Present value adjustments	(17,474)

Total noncompete obligations and deferred consideration	$53,384

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

(17) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 27, 2014, December 28, 2013 and December 29, 2012 was as follows:

	2014	2013	2012
Cash payments:
Interest	$64,097	$52,001	$36,357
Income taxes	1,361	457	799

(18) Leasing Arrangements

Rent expense, including short-term rentals, during the years ended December 27, 2014, December 28, 2013 and December 29, 2012 was $5.5 million, $4.0 million and $3.5 million, respectively. The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended December 27, 2014, December 28, 2013 and December 29, 2012 was $9.0 million, $4.5 million and $3.9 million, respectively. Minimum contractual commitments under long-term operating leases, which primarily relate to land, plant and equipment, and under royalty agreements as of December 27, 2014, are as follows:

	Operating Leases	Royalty Agreements
2015	$5,048	$3,303
2016	4,061	4,711
2017	3,223	4,973
2018	2,018	4,522
2019	1,469	4,265

(19) Redeemable Noncontrolling Interest

The Company owns 100 Class A Units of Continental Cement, which represent an approximately 70% economic interest and have a preference in liquidation to the Class B Units. Continental Cement issued 100,000,000 Class B Units in May 2010, which remain outstanding and represent an approximately 30% economic interest.

Continental Cement’s Class A Units include a cumulative distribution preference which requires, to the extent distributions are authorized by its Board of Directors a priority return of 11% accruing daily and compounding annually on each anniversary of the date of issuance to Class A Unitholders. To the extent the priority return is not made in a given year, the amount of the priority return will increase the liquidation preference of the Class A Units up to an 80% allowable sharing percentage in distributions and liquidation proceeds. Summit Materials indirectly holds all the Class A Units.

The Amended and Restated Continental Cement Limited Liability Company Agreement (“LLC Agreement”) provides the Company with a call right that allows it to require Continental Cement to call the Class B Units at a strike price that approximates fair value. The call right is exercisable after May 2016 either in anticipation of an initial public offering of Summit Materials, LLC or if an initial public offering of Summit Materials, LLC has already occurred. The Class B unitholders also have a put right that allows them to put the Class B Units to Continental Cement at a strike price that approximates fair value. The put right is exercisable prior to May 2016 upon a sale of control of Summit Materials, LLC or at any time after May 2016. The LLC Agreement also includes transfer restrictions that prohibit the Class B unitholders from transferring their units to third parties without the consent of the board of directors of Continental Cement.

Because the Class B Units can be put to Continental Cement in the future based on the passage of time, which can be accelerated upon the occurrence of a contingent event, their interests are classified in temporary equity. The redemption value is based upon the estimated fair value of Continental Cement, which is valued using Level 3 inputs. The Company has elected to accrete changes in the redemption value of the redeemable interest over the period from the date of issuance to the earliest anticipated redemption date of the instrument, which was May 2016 as of December 27, 2014, using an interest method. The accretion is an adjustment to the consolidated retained earnings and increased in the third quarter of 2014 consistent with the redemption value increase to an estimated $65.1 million. During the third quarter of 2014, the Company performed an indirect valuation of the Class B Units. The valuation was based on unobservable, or Level 3, inputs, including an assumption on the timing of settlement and projected cash flows. A significant change in these inputs could result in a material increase, or decrease, in the redemption value of the Class B Units.

Pursuant to the terms of the LLC Agreement, the Class B unitholders have the right to elect to rollover their interests in Continental Cement in connection with an initial public offering of Summit Materials, LLC or a parent entity of Summit Materials, LLC. In December 2014, Summit Materials, LLC entered into a contribution and purchase agreement with the Class B unitholders for a value consistent with the redemption value referenced above. Concurrently with the consummation of an initial public offering of Summit Materials, Inc., the Class B unitholders will contribute 28,571,429 of the Class B Units of Continental Cement in exchange for units of Summit Owner Holdco LLC (“Summit Owner Holdco”) that, as a result of the transactions contemplated by the contribution and purchase agreement will hold a number of shares of Class A common stock of Summit Materials, Inc. that is equal to 1.469496% of the number of outstanding Summit Materials LP units immediately prior to giving effect to any LP units issued in connection with an initial public offering and the Class B unitholders will deliver the remaining 71,428,571 Class B Units of Continental Cement to Summit Materials in exchange for a payment to be made by Summit Materials in the amount of $35.0 million in cash and $15.0 million aggregate principal amount of non-interest bearing notes that will be payable in six aggregate annual installments of $2.5 million, beginning on the first anniversary of the closing of the initial public offering.

(20) Employee Long Term Incentive Plan

Certain employees of the Company hold Class D unit interests in Summit Materials that provide rights to cash distributions based on a predetermined distribution formula upon the general partner of Summit Materials declaring a distribution.

Certain of the Class D units vest with the passage of time (time-vesting interests) and the remaining vest when certain investment returns are achieved by the investors of Summit Materials (performance-vesting interests). Of the time-vesting-interests, 20% vest on the first anniversary of the grant date and the remaining 80% vest monthly over a period of four years following the first anniversary date. Units that are not vested in accordance with their terms within eight years from the grant date are automatically forfeited without consideration.

If an employee leaves the Company, the Company can (1) purchase the vested Class D units for a lump sum payment provided certain conditions have been met or (2) elect to convert all of the employee’s Class D units into a right to receive future distributions capped at a termination amount. The termination amount is determined as an amount equal to the fair market value of the Class D unit holder’s vested interests minus any amounts already distributed to the Class D unit holders respective of those Class D units plus interest on the difference between such fair market value and amounts already distributed. The fair value of the time-vesting Class D units granted in 2014, 2013 and 2012 totaled $0.6 million, $1.6 million and $1.1 million, respectively. The weighted-average grant-date fair value in 2014, 2013 and 2012 was $1,368, $2,786 and $3,761, respectively. The following table summarizes information for the Class D unit interests:

	Time-vesting Interests		Performance-vesting Interests
	Number of units	Weighted average grant- date fair value per unit	Number of units	Weighted average grant- date fair value per unit
Beginning balance—December 28, 2013	1,819	$2,929	4,877	$2,928
Granted	410	1,368	533	1,956
Vested	(1,070)	3,553	—	—
Cancelled	(280)	3,938	(48)	1,388

Balance—December 27, 2014	879	$2,374	5,362	$2,845

The estimated fair value at December 27, 2014 of shares vested during 2014 was $1.5 million. As of December 27, 2014 and December 28, 2013, the cumulative amount of units vested totaled 3,321 and 2,531, respectively. The fair value of the Class D units is estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants in 2014, 2013 and 2012:

	2014	2013	2012
Class D Units
Risk-free interest rate	0.50% - 0.68%	0.50%	1.62%
Dividend yield	None	None	None
Volatility	58%	58%	47%
Expected term	3 - 4 years	4 years	6 - 8 years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Materials has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publically traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. A forfeiture rate assumption is factored into the compensation cost based on historical forfeitures. Compensation expense for performance-vesting interests would be recognized based on the grant date fair value. However, no compensation expense has been recognized for the performance-vesting interests, as management does not believe it is currently probable that certain investment returns, the performance criteria, will be achieved.

Share-based compensation expense, which is recognized in general and administrative expenses, totaled $2.2 million, $2.3 million and $2.5 million in the years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively. As of December 27, 2014, unrecognized compensation cost totaled $3.1 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 1.7 years as of year-end 2014.

(21) Segment Information

The Company has three operating segments: the Central; West; and East regions, which are its reportable segments. These segments are consistent with the Company’s management reporting structure. The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion and goodwill impairment. In addition, certain items such as management fees are excluded from the calculation of segment profit.

Each region has several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of and for the years ended December 27, 2013, December 28, 2013 and December 29, 2012:

	2014	2013	2012
Revenue:
West region	$665,716	$426,195	$484,922
Central region	391,553	329,621	302,113
East region	146,962	160,385	139,219

Total revenue	$1,204,231	$916,201	$926,254

	2014	2013	2012
Adjusted EBITDA
West region	$96,133	$28,607	$14,429
Central region	83,912	72,918	65,767
East region	17,955	15,134	10,782
Corporate and other	(36,768)	(24,878)	(15,560)

Total reportable segments and corporate	161,232	91,781	75,418
Interest expense	86,742	56,443	58,079
Depreciation, depletion, amortization and accretion	87,826	72,934	68,290
Goodwill impairment	—	68,202	—

Loss from continuing operations before taxes	$(13,336)	$(105,798)	$(50,951)

	2014	2013	2012
Cash paid for capital expenditures:
West region	$31,968	$21,856	$14,993
Central region	32,114	33,030	20,996
East region	7,547	7,753	8,736

Total reportable segments	71,629	62,639	44,725
Corporate and other	4,533	3,360	763

Total capital expenditures	$76,162	$65,999	$45,488

	2014	2013	2012
Depreciation, depletion, amortization and accretion:
West region	$33,271	$24,167	$23,771
Central region	38,793	33,808	30,215
East region	14,294	14,493	14,223

Total reportable segments	86,358	72,468	68,209
Corporate and other	1,468	466	81

Total depreciation, depletion, amortization and accretion	$87,826	$72,934	$68,290

	2014	2013	2012
Total assets:
West region	$777,981	$383,544	$428,115
Central region	704,134	657,421	610,003
East region	221,598	192,486	224,603

Total reportable segments	1,703,713	1,233,451	1,262,721
Corporate and other	26,064	17,609	21,758

Total	$1,729,777	$1,251,060	$1,284,479

	2014	2013	2012
Revenue by product:*
Aggregates	$229,047	$159,019	$146,991
Cement	89,911	76,211	77,676
Ready-mixed concrete	274,970	112,878	100,941
Asphalt	278,867	219,811	242,458
Paving and related services	528,817	478,280	505,189
Other	(197,381)	(129,998)	(147,001)

Total revenue	$1,204,231	$916,201	$926,254

*	Revenue by product includes intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

(22) Supplementary Data (Unaudited)

Supplemental financial information (unaudited) by quarter is as follows for the years ended December 27, 2014 and December 28, 2013:

	2014				2013
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Revenue	$334,086	$394,759	$324,295	$151,091	$238,267	$316,263	$254,842	$106,829
Operating income (loss)	23,307	47,749	33,922	(35,019)	(57,742)	37,895	13,731	(41,861)
Income (loss) from continuing operations	4,753	28,110	13,832	(53,048)	(70,191)	22,950	244	(56,154)
Loss (income) from discontinued operations	285	(7)	(369)	20	271	160	(26)	123
Net income (loss)	4,468	28,117	14,201	(53,068)	$(70,462)	$22,790	$270	$(56,277)

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 28,	December 27,
	2015	2014
Assets
Current assets:
Cash	$314,980	$13,215
Accounts receivable, net	109,941	141,302
Costs and estimated earnings in excess of billings	11,836	10,174
Inventories	133,307	111,553
Other current assets	17,476	17,172

Total current assets	587,540	293,416
Property, plant and equipment, less accumulated depreciation, depletion and amortization (March 28, 2015 - $297,187 and December 27, 2014 - $279,375)	948,129	950,601
Goodwill	415,582	419,270
Intangible assets, less accumulated amortization (March 28, 2015 - $3,623 and December 27, 2014 - $3,073)	16,891	17,647
Other assets	50,112	48,843

Total assets	$2,018,254	$1,729,777

Liabilities, Redeemable Noncontrolling Interest and Stockholders’ Equity/Partners’ Interest
Current liabilities:
Current portion of debt	$5,275	$5,275
Current portion of acquisition-related liabilities	24,851	18,402
Accounts payable	70,840	78,854
Accrued expenses	81,612	101,496
Billings in excess of costs and estimated earnings	8,309	8,958

Total current liabilities	190,887	212,985
Long-term debt	1,057,418	1,059,642
Acquisition-related liabilities	44,245	42,736
Other noncurrent liabilities	97,433	93,691

Total liabilities	1,389,983	1,409,054

Commitments and contingencies (see note 9)
Redeemable noncontrolling interest	—	33,740
Stockholders’ equity/partners’ interest:
Class A common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 26,584,738 shares issued and outstanding as of March 28, 2015	266	—
Class B common stock, par value $0.01 per share; 250,000,000 shares authorized, 69,007,297 shares issued and outstanding as of March 28, 2015	690	—
Partners’ interest	—	285,685
Additional paid-in capital	456,406	—
Accumulated deficit	(10,151)	—
Accumulated other comprehensive loss	(1,050)	—

Stockholders’ equity/partners’ interest:	446,161	285,685
Noncontrolling interest in consolidated subsidiaries	1,206	1,298
Noncontrolling interest in Summit Inc.	180,904	—

Total stockholders’ equity/partners’ interest	628,271	286,983

Total liabilities, redeemable noncontrolling interest and stockholders’ equity/partners’ interest	$2,018,254	$1,729,777

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Three months ended
	March 28,	March 29,
	2015	2014
Revenue:
Product	$148,920	$100,168
Service	26,219	35,851

Net revenue	175,139	136,019
Delivery and subcontract revenue	18,848	15,072

Total revenue	193,987	151,091

Cost of revenue (excluding items shown separately below):
Product	119,791	84,477
Service	19,630	29,126

Net cost of revenue	139,421	113,603
Delivery and subcontract cost	18,848	15,072

Total cost of revenue	158,269	128,675

General and administrative expenses	67,234	35,488
Depreciation, depletion, amortization and accretion	26,126	19,356
Transaction costs	1,364	2,591

Operating loss	(59,006)	(35,019)
Other expense (income), net	391	(194)
Loss on debt financings	799	—
Interest expense	24,109	18,819

Loss from continuing operations before taxes	(84,305)	(53,644)
Income tax benefit	(4,468)	(596)

Loss from continuing operations	(79,837)	(53,048)
Loss from discontinued operations	—	20

Net loss	(79,837)	(53,068)
Net loss attributable to noncontrolling interest in subsidiaries	(1,982)	(2,515)

Net loss attributable to Summit Holdings	(67,704)	$(50,553)

Net loss attributable to Summit Inc.	$(10,151)

Net loss per share of Class A common stock:
Basic	$(0.38)
Diluted	$(0.38)
Weighted average shares of Class A common stock:
Basic	26,584,738
Diluted	26,584,738

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands)

	Three months ended
	March 28,	March 29,
	2015	2014
Net loss	$(79,837)	$(53,068)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	—	(1,346)
Postretirement liability adjustment	—	2,164
Foreign currency translation adjustment	(6,299)	—

Other comprehensive (loss) income	(6,299)	818

Comprehensive loss	(86,136)	(52,250)
Less comprehensive loss attributable to the noncontrolling interest in consolidated subsidiaries	(1,982)	(2,270)
Less comprehensive loss attributable to Summit Holdings	(72,953)	$(49,980)

Comprehensive loss attributable to Summit Inc	$(11,201)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Three months ended
	March 28,	March 29,
	2015	2014
Cash flow from operating activities:
Net loss	$(79,837)	$(53,068)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	27,358	20,789
Share-based compensation expense	15,217	566
Deferred income tax benefit	—	(525)
Net gain on asset disposals	(1,834)	(48)
Loss on debt financings	688	—
Other	780	558
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	30,309	16,989
Inventories	(21,413)	(13,377)
Costs and estimated earnings in excess of billings	(1,662)	(839)
Other current assets	(303)	9
Other assets	755	3,202
(Decrease) increase in operating liabilities, net of acquisitions:
Accounts payable	(10,045)	(10,239)
Accrued expenses	(20,669)	(9,620)
Billings in excess of costs and estimated earnings	(649)	(2,728)
Other liabilities	(203)	(2,044)

Net cash used in operating activities	(61,508)	(50,375)

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(182,514)
Purchases of property, plant and equipment	(17,708)	(19,941)
Proceeds from the sale of property, plant and equipment	2,741	2,202
Other	(276)	7

Net cash used for investing activities	(15,243)	(200,246)

Cash flow from financing activities:
Proceeds from initial public offering	460,000	—
Capital issuance costs	(35,956)	—
Capital contributions by partners	—	24,350
Proceeds from debt issuances	104,000	306,750
Debt issuance costs	(4,055)	(6,309)
Payments on debt	(106,441)	(54,314)
Purchase of noncontrolling interest in consolidated subsidiary	(35,000)	—
Payments on acquisition-related liabilities	(4,032)	(638)

Net cash provided by financing activities	378,516	269,839

Net increase in cash	301,765	19,218
Cash – beginning of period	13,215	18,184

Cash – end of period	$314,980	$37,402

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders’ Equity

(In thousands, except share amounts)

				Summit Materials, Inc.
	Redeemable	Summit	Non-		Accumulated						Non-	Total
	Non-	Holdings	controlling		Other	Class A		Class B		Additional	controlling	Stockholders’
	controlling	Partners’	Interest in	Accumulated	Comprehensive	Common Stock		Common Stock		Paid-in	Interest in	Equity/Partners’
	Interest	Interest	Subsidiares	Deficit	Loss	Shares	Dollars	Shares	Dollars	Capital	Summit Inc.	Interest
Balance — December 27, 2014	$33,740	$285,685	$1,298	$—	$—	—	$—	—	$—	$—	$—	$286,983
Accretion/ redemption value adjustment	32,252	(32,252)	—	—	—	—	—	—	—	—	—	(32,252)
Net loss	(1,890)	(41,338)	(77)	—	—	—	—	—	—	—	—	(41,415)
Other comprehensive loss	—	(5,249)	—	—	—	—	—	—	—	—	—	(5,249)
Share-based compensation	—	424	—	—	—	—	—	—	—	—	—	424

Balance — March 11, 2015	$64,102	$207,270	$1,221	$—	$—	—	$—	—	$—	$—	$—	$208,491

Recording of noncontrolling interest upon reorganization	—	(207,270)	—	—	—	—	—	—	—	—	207,270	—
Net loss	—	—	(15)	(10,151)	—	—	—	—	—	—	(26,366)	(36,532)
Issuance of Class A Shares	—	—	—	—	—	25,555,555	256	—	—	423,788		424,044
Issuance of Class B Shares	—	—	—	—	—	—	—	69,007,397	690	(690)	—	—
Other comprehensive loss	—	—	—	—	(1,050)		—	—	—	—	—	(1,050)
Share repurchase	—	—	—	—	—	—	—	(100)	—	—	—	—
Purchase of redeemable noncontrolling interest	(64,102)	—	—	—	—	1,029,183	10	—	—	18,515	—	18,525
Share-based compensation	—	—	—	—	—	—	—	—	—	14,793	—	14,793

Balance — March 28, 2015	$—	$—	$1,206	$(10,151)	$(1,050)	26,584,738	$266	69,007,297	$690	$456,406	$180,904	$628,271

Balance — December 28, 2013	$24,767	$285,606	$1,211	$—	$—	—	$—	—	$—	$—	$—	$286,817
Contributed capital	—	24,350	—		—	—	—	—	—	—		24,350
Accretion/ redemption value adjustment	2,571	(2,571)	—	—	—	—	—	—	—	—	—	(2,571)
Net loss	(2,446)	(50,553)	(69)	—	—	—	—	—	—	—	—	(50,622)
Other comprehensive income	245	573	—	—	—	—	—	—	—	—	—	573
Share-based compensation	—	566	—	—	—	—	—	—	—	—	—	566

Balance — March 29, 2014	$25,137	$257,971	$1,142	$—	$—	—	$—	—	$—	$—	$—	$259,113

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

1.	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, Inc. (“Summit Inc.”) (together with its subsidiaries, the “Company”) is a vertically-integrated construction materials company. Through its subsidiaries, it is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, a cement plant, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the West; Central; and East regions.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit Inc. was formed as a Delaware corporation on September 23, 2014 to be a holding company. Its sole asset is a controlling equity interest in Summit Materials Holdings L.P. (“Summit Holdings”). Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s initial public offering (“IPO”), Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries and, through Summit Holdings, conducts its business. Certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P. (collectively, the “Sponsors”), as well as Summit Inc., are the primary owners of Summit Holdings.

Initial Public Offering—Summit Inc. commenced operations on March 11, 2015 upon the pricing of the IPO of its Class A common stock. Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued LP Units from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1⁄2% Senior Notes due January 31, 2020 (“Senior Notes”) at a redemption price of 100% and an applicable premium thereon; (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. (“Continental Cement”); (iii) to pay a one-time termination fee of $13.8 million primarily to affiliates of the Sponsors in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The $288.2 million redemption of Senior Notes was completed in the second quarter of 2015 at a redemption price equal to par plus an applicable premium of $38.2 million plus $5.2 million of accrued and unpaid interest.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Summit Holdings and the notes thereto as of and for the year ended December 27, 2014 included in Summit Inc.’s prospectus filed with the SEC on March 13, 2015. The Company’s financial position as of December 27, 2014 and the results of operations and cash flows for the three months ended March 28, 2015 have been recast to reflect those of Summit Holdings. The Company continues to follow the

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

accounting policies set forth in those consolidated financial statements. Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of March 28, 2015 and the results of operations and cash flows for the three months ended March 28, 2015 and March 29, 2014. All significant intercompany balances and transactions have been eliminated.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years and will occur in 2015. The additional week in the 53-week year will be included in the fourth quarter.

The consolidated financial statements of the Company include the accounts of Summit Inc. and its subsidiaries, including noncontrolling interests. As a result of the Reorganization, Summit Holdings became a variable interest entity. Summit Inc. is the primary beneficiary of Summit Holdings as a result of its 100% voting power and control over Summit Holdings, its obligation to absorb losses and its right to receive benefits of Summit Holdings and thus consolidates Summit Holdings in its consolidated financial statements with a corresponding noncontrolling interest elimination of 72.2%.

Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement, a 30% redeemable ownership in Continental Cement.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 17 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Kentucky, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three months ended March 28, 2015 or March 29, 2014.

Earnings per Share—The Company computes basic earnings per share attributable to stockholders by dividing income attributable to Summit Inc. by the weighted-average Class A common shares outstanding. Diluted earnings per share reflects the potential dilution beyond shares for basic earnings per share that could occur if securities or other contracts to issue common stock were exercised, converted into common stock, or resulted in the issuance of common stock that would have shared in the Company’s earnings. Since

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

the Class B common shares have no economic value, they are not included in the weighted-average common share amount for basic or diluted earnings per share. In addition, as the Class A common shares are issued by Summit Inc., the earnings and equity interests of noncontrolling interests are not included in basic or diluted earnings per share.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified. Contingent consideration as of March 28, 2015 and December 27, 2014 was:

	March 28,	December 27,
	2015	2014
Current portion of acquisition-related liabilities:
Current portion of contingent consideration	$3,775	$2,375
Acquisition-related liabilities:
Contingent consideration	$4,187	$5,379

The fair value of the contingent consideration obligations approximated their carrying value as of March 28, 2015 and December 27, 2014. The fair values are based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration obligations in the three months ended March 28, 2015 or March 29, 2014.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of March 28, 2015 and December 27, 2014 was:

	March 28, 2015		December 27, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	1,105,240	1,062,693	1,101,873	1,064,917
Level 3
Current portion of deferred consideration and noncompete obligations(2)	21,076	21,076	16,027	16,027
Long term portion of deferred consideration and noncompete obligations(3)	40,058	40,058	37,357	37,357

(1)	$5.3 million included in current portion of debt as of March 28, 2015 and December 27, 2014.
(2)	Included in current portion of acquisition-related liabilities on the balance sheet.
(3)	Included in acquisition-related liabilities on the balance sheet.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair value of the deferred consideration and noncompete

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

obligations were determined based on unobservable, or Level 3 inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

Redeemable Noncontrolling Interest — On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of Summit Holdings. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 of Class A common shares and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016.

New Accounting Standards — In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The guidance will be applied retrospectively to all prior periods (i.e., the balance sheet for each period will be adjusted). Had the Company adopted this guidance as of the current period, both Other Assets (noncurrent) and Long-term Debt as of March 28, 2015 and December 27, 2014, would have decreased by $19.6 million and $17.2 million, respectively.

In April 2015, the FASB issued a new accounting standard, ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets, which gives an employer whose fiscal year-end does not coincide with a calendar month-end (e.g., an entity that has a 52- or 53-week fiscal year) the ability, as a practical expedient, to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. Early application is permitted, and the ASU should be applied prospectively. The Company does not expect the adoption of the ASU to have a material effect on its financial position or results of operations.

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption and will become effective for the Company in the first quarter of 2017. Early adoption is prohibited. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

Reclassifications — Certain amounts in the prior year have been reclassified to conform to the presentation in the consolidated financial statements as of and for the quarter ended March 28, 2015.

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

2.	REORGANIZATION

Prior to the IPO and Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership interests (Class A-1, Class A-2, Class B-1, Class C, Class D-1 and Class D-2), each of which had different amounts of aggregate distributions above which its holders would share in distributions. There were no outstanding Class A-2 interests. In connection with the IPO and the Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating a single new class of units (the “LP Units”), referred to as the “Reclassification.” Immediately following the Reclassification, 69,007,297 LP Units were outstanding. In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A common stock, and options were issued to holders of Class D interests to purchase an aggregate of 4,358,842 shares of Class A common stock (“leverage restoration options”). In each case, the exercise price of such warrants and leverage restoration options was the IPO price of $18.00 per share. In conjunction with the Reclassification of the equity-based awards, a $14.5 million modification charge was recognized in general and administrative costs in the three months ended March 28, 2015.

The leverage restoration options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) and are generally subject to vesting terms substantially similar to those that were applicable to the corresponding Class D interests immediately prior to the Reclassification, except that the leverage restoration options that correlate to time-vesting interests vest over four years, beginning on the Reclassification date, instead of over five years from the original grant date, and the leverage restoration options that correlate to performance-vesting interests vest only when both the relevant return multiple is achieved and a time-vesting condition is satisfied. The time-based vesting condition will be satisfied with respect to 25% of the performance-vesting options on each of the first four anniversaries of the Reclassification date. The number of leverage restoration options granted in respect of each Class D interest was based on the IPO price.

The Company also granted 240,000 options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain employees some of whom did not previously hold equity-based incentive awards. These stock options have an exercise price per share of $18.00 equal to the IPO price per share and are subject to a time-based vesting condition that will be satisfied with respect to 25% of the award on each of the first four anniversaries of the grant date, subject to the employee’s continued employment through the applicable vesting date.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Trade accounts receivable	$100,528	$131,060
Retention receivables	10,301	12,053
Receivables from related parties	928	333

Accounts receivable	111,757	143,446
Less: Allowance for doubtful accounts	(1,816)	(2,144)

Accounts receivable, net	$109,941	$141,302

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are expected to be billed and collected within one year.

4.	INVENTORIES

Inventories consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Aggregate stockpiles	$90,000	$88,211
Finished goods	18,355	8,826
Work in process	2,065	1,801
Raw materials	22,887	12,715

Total	$133,307	$111,553

5.	ACCRUED EXPENSES

Accrued expenses consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Interest	$15,917	$32,475
Payroll and benefits	13,100	20,326
Capital lease obligations	17,926	17,530
Insurance	12,469	11,402
Non-income taxes	5,765	5,520
Professional fees	3,051	3,299
Other (1)	13,384	10,944

Total	$81,612	$101,496

(1)	Consists primarily of subcontractor and working capital settlement accruals.

6.	DEBT

Debt consisted of the following as of March 28, 2015 and December 27, 2014:

	March 28,	December 27,
	2015	2014
Long-term debt:
$625.0 million senior notes, including a $25.2 million and $26.5 million net premium at March 28, 2015 and December 27, 2014, respectively	650,225	651,548
$414.6 million term loan, net of $2.1 million discount at March 28, 2015 and $415.7 million term loan, net of $2.3 million discount at December 27, 2014	412,468	413,369

Total	1,062,693	1,064,917
Current portion of long-term debt	5,275	5,275

Long-term debt	$1,057,418	$1,059,642

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

The contractual payments of long-term debt, including current maturities, for the five years subsequent to March 28, 2015, are as follows:

2015 (nine months)	$4,220
2016	4,220
2017	4,220
2018	3,165
2019	398,790
2020	625,000

Total	1,039,615
Plus: Original issue net premium	23,078

Total debt	$1,062,693

Summit Materials, LLC (“Summit LLC”) and Summit Materials Finance Corp. (“Finance Corp.” and collectively, the “Issuers”) issued $250.0 million aggregate principal amount of Senior Notes under an indenture dated January 30, 2012 (as amended and supplemented, the “Indenture”). In addition to the Senior Notes, Summit LLC has credit facilities which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”).

On January 17, 2014 and September 8, 2014, the Issuers issued an additional $260.0 million and $115.0 million, respectively, aggregate principal amount of Senior Notes (the “Additional Notes”), receiving proceeds of $409.3 million, before payment of fees and expenses and including an aggregate $34.3 million premium. The proceeds from the sale of the Additional Notes were used for the purchases of acquisitions, to make payments on the revolving credit facility and for general corporate purposes. The Additional Notes are treated as a single series with the $250.0 million of Senior Notes (the “Existing Notes”) and have substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes are treated as one class under the Indenture.

Senior Notes—Interest on the Senior Notes is payable semi-annually in arrears. The Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default. As of March, 28, 2015 and December 27, 2014, the Company was in compliance with all covenants.

Senior Secured Credit Facilities—Under the Senior Secured Credit Facilities, Summit LLC has entered into term loans totaling $422.0 million with required principal repayments of 0.25% of term debt due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is January 30, 2019.

On March 11, 2015, the Company entered into Amendment No. 3 to the Credit Agreement governing the Senior Secured Credit Facilities, dated as of January 30, 2012, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 17, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

in a tax receivable agreement, dated as of March 11, 2015, with Summit Holdings. As a result of this amendment, $0.8 million of financing fees were charged to earnings in the three months ended March 28, 2015.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.5% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.5% for LIBOR rate loans. The interest rate in effect at March 28, 2015 was 4.05%.

There were no outstanding borrowings under the revolving credit facility as of March 28, 2015, leaving remaining borrowing capacity of $211.7 million, which is net of $23.3 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC must adhere to certain financial covenants related to its debt and interest leverage ratios, as defined in the Senior Secured Credit Facilities. The consolidated first lien net leverage ratio, reported each quarter, should be no greater than 4.5:1.0. The interest coverage ratio must be at least 1.70:1.0 from January 1, 2013 through December 31, 2014 and 1.85:1.0 thereafter. As of March 27, 2015 and December 27, 2014, the Company was in compliance with all covenants. Summit LLC’s wholly-owned domestic subsidiary companies are subject to certain exclusions and exceptions are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

Interest expense related to the debt totaled $22.0 million and $17.2 million for the three months ended March 28, 2015 and March 29, 2014, respectively. The following table presents the activity for the deferred financing fees for the three months ended March 28, 2015 and March 29, 2014:

Deferred financing fees
Balance — December 27, 2014	$17,215
Loan origination fees	4,048
Amortization	(982)
Write off of deferred financing fees	(688)

Balance — March 28, 2015	$19,593

Balance — December 28, 2013	$11,485
Loan origination fees	6,309
Amortization	(850)

Balance — March 29, 2014	$16,944

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of Mainland. There were no amounts outstanding under this agreement as of March 28, 2015.

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

7.	INCOME TAXES

Summit Inc.’s tax provision includes its proportional share of Summit Holdings’ tax attributes. Summit Holdings’ subsidiaries are primarily limited liability companies, but do include certain entities organized as C corporations. The tax attributes related to the limited liability companies are passed on to Summit Holdings and then to its partners, including Summit Inc. The tax attributes associated with the C corporations are reflected in the Company’s accounts.

As of March 28, 2015 and December 27, 2014, Summit Inc. and subsidiaries have not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense for the three months ended March 28, 2015 and March 29, 2014.

Summit Inc. — Due to the timing of the IPO, taxes were calculated based on activity from March 12, 2015 through the end of the first quarter. Summit Inc.’s net deferred tax asset as of March 28, 2015 of $50.5 million, which is offset by a full valuation allowance, primarily consists of a $69.0 million temporary difference related to the tax intangible assets basis in excess of book, offset by the $6.9 million and $10.9 million book aggregate reserves and fixed assets in excess of tax basis, respectively.

In assessing the realizability of deferred tax assets as of March 28, 2015, management considered whether it was more likely than not that the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, projected future taxable income and tax-planning strategies. After considering these factors, management concluded that the deferred tax asset realization did not meet the more likely than not requirement and a full valuation allowance is recorded against the Summit Inc. net deferred tax assets as of the end of the first quarter.

For interim income tax reporting, management estimates its annual effective tax rate and applies it to the year to date profit (loss) from continuing operations before taxes. Tax jurisdictions with a projected or year to date loss for which a tax benefit cannot be realized are excluded from this calculation; therefore, there is no provision for income taxes related to the limited liability companies that are passed on to Summit Inc. for the three months ended March 28, 2015.

C Corporation Subsidiaries—The effective income tax rate for these entities differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) certain non-recurring items, such as differences in the treatment of transaction costs, which are often not deductible for tax purposes.

Tax Receivable Agreement—Upon the consummation of the Reorganization, the Company entered into a tax receivable agreement with the holders of LP Units and certain other indirect pre-IPO owners (“Investor Entities”) that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Inc. is deemed to realize as a result of (i) increases in tax basis of the tangible and intangible assets of Summit Holdings resulting from future exchanges of LP Units for shares of Class A common stock and (ii) the utilization of certain net operating losses of the Investor Entities and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. As of March 28, 2015, no LP units had been exchanged.

8.	NET LOSS PER SHARE

Immediately prior to the consummation of the Company’s IPO, the Company did not have outstanding common stock. In conjunction with the IPO, Summit Inc. sold 25,555,555 shares of Class A shares common

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

stock to the public and issued 1,029,183 shares of Class A common stock in conjunction with the purchase of the noncontrolling interest of Continental Cement. The outstanding warrants and stock options granted in connection with the IPO are excluded from the calculations below as they would have an antidilutive effect as the Company had a net loss during the period. The number of antidilutive shares was 1,746,210 for the three months ended March 28, 2015.

9.	COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company’s policy is to record legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, “Harper”) for the sellers’ 40% ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture incurred significant losses on a highway project in Utah, which resulted in requests for funding from the joint venture partners and, ultimately, from the Company. Through March 28, 2015, the Company has funded $8.8 million, of which $4.0 million was funded in 2012 and $4.8 million was funded in 2011. On April 2, 2015, the Utah Department of Transportation filed suit in the Fourth District Court of Utah County, Utah against the joint venture and the parties to the joint venture seeking damages of at least $29.4 million. As of March 28, 2015 and December 27, 2014, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of loss related to this matter.

During the ordinary course of business, there may be revisions to project costs and conditions that can give rise to change orders on construction contracts. Revisions can also result in claims made against a customer or subcontractor to recover project variances that have not been satisfactorily addressed through change orders with a customer. As of March 28, 2015 and December 27, 2014, the company had $3.9 million of unapproved change orders and claims ($1.2 million in accounts receivable, $0.5 million in costs and estimated earnings in excess of billings and $2.2 million in other assets).

Environmental Remediation—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity in the future.

Other — In the ordinary course of business, the Company enters into various firm purchase commitments for certain raw materials and services. The terms of the purchase commitments are generally less than one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial position, results of operations or liquidity of the Company.

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	March 28,	March 29,
	2015	2014
Cash payments:
Interest	$39,165	$19,970
Income taxes	453	795
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$(29,102)	$—

11.	SEGMENT INFORMATION

The Company has three operating segments, which are its reportable segments: the West; Central; and East regions. These segments are consistent with the Company’s management reporting structure. Each region’s operations consist of various activities related to the production, distribution and sale of construction materials, products and the provision of paving and related services. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in preparing the consolidated financial statements. The following tables display selected financial data for the Company’s reportable segments:

	Three months ended
	March 28,	March 29,
	2015	2014
Revenue:
West region	$127,674	$94,894
Central region	56,609	47,542
East region	9,704	8,655

Total revenue	$193,987	$151,091

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

	Three months ended
	March 28,	March 29,
	2015	2014
Adjusted EBITDA
West region	$11,869	$1,791
Central region	710	(423)
East region	(7,867)	(9,338)
Corporate and other	(9,687)	(7,499)

Total reportable segments and corporate	(4,975)	(15,469)
Interest expense	24,109	18,819
Depreciation, depletion, amortization and accretion	26,126	19,356
Initial public offering costs	28,296	—
Loss on debt financings	799	—

Loss from continuing operations before taxes	$(84,305)	$(53,644)

	Three months ended
	March 28,	March 29,
	2015	2014
Cash paid for capital expenditures:
West region	$5,419	$4,138
Central region	8,624	12,401
East region	2,774	2,245

Total reportable segments	16,817	18,784
Corporate and other	891	1,157

Total capital expenditures	$17,708	$19,941

	Three months ended
	March 28,	March 29,
	2015	2014
Depreciation, depletion, amortization and accretion:
West region	$12,088	$6,747
Central region	10,072	8,847
East region	3,477	3,457

Total reportable segments	25,637	19,051
Corporate and other	489	305

Total depreciation, depletion, amortization and accretion	$26,126	$19,356

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

	March 28,	December 27,
	2015	2014
Total assets:
West region	$760,881	$777,981
Central region	704,314	704,134
East region	219,607	221,598

Total reportable segments	1,684,802	1,703,713
Corporate and other	333,452	26,064

Total	$2,018,254	$1,729,777

	Three months ended
	March 28,	March 29,
	2015	2014
Revenue by product:*
Aggregates	$52,337	$31,550
Cement	11,819	7,707
Ready-mixed concrete	70,088	42,380
Asphalt	20,914	24,396
Paving and related services	43,899	55,857
Other	(5,070)	(10,799)

Total revenue	$193,987	$151,091

*	Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

12.	RELATED PARTY TRANSACTIONS

Under the terms of an agreement with Summit Holdings and Blackstone Management Partners (“BMP”), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. In consideration for these services, the Company paid BMP the greater of $300,000 or 2.0% of the Company’s annual consolidated profit, as defined in the agreement. The management fees paid pursuant to this agreement are included in general and administrative expenses. The Company incurred management fees due to BMP totaling $1.0 million and $0.9 million during the period between December 28, 2014 and March 17, 2015 and in the three months ended March 29, 2014, respectively.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for total fees of approximately $13.8 million, $13.4 million of which was paid to affiliates of Blackstone and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

BMP also undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which the Company paid BMP transaction fees equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

assets acquired or disposed. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it is entitled to Silverhawk Summit, L.P. and to certain other equity investors. During the three months ended March 28, 2015 and March 29, 2014, the Company paid BMP $1.7 million under this agreement and paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

In addition to the fees paid to BMP pursuant to the agreements described above, the Company reimbursed BMP for direct expenses incurred, which were not material in the three months ended March 28, 2015 and March 29, 2014.

Blackstone Advisory Partners L.P., an affiliate of Blackstone, served as an initial purchaser of $13.0 million and $5.75 million principal amount of the senior notes issued in January 2014 and September 2014, respectively, and received compensation in connection therewith.

Cement sales to companies owned by a former noncontrolling member of Continental Cement were approximately $1.4 million and $1.7 million during the period between December 28, 2014 and March 11, 2015 and in the three months ended March 29, 2014, respectively. Accounts receivables due from the former noncontrolling member were $0.2 million as of December 27, 2014. In addition, in the first quarter of 2014, the Company made an interest payment of $0.7 million to a certain former noncontrolling member of Continental Cement for a related party note. The principal balance on the note was repaid in 2012.

In the three months ended March 29, 2014, the Company sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

13.	SUBSEQUENT EVENTS

On April 16, 2015, Continental Cement, Summit LLC, Summit Holdings and Lafarge North America Inc. (“Lafarge”) entered into an Asset Purchase Agreement (the “Davenport Purchase Agreement”). If the conditions in the Davenport Purchase Agreement are met and the parties proceed to closing, at closing, the Company will acquire certain assets (the “Davenport Assets”) from Lafarge, including a cement plant, a quarry and seven cement distribution terminals (the “Davenport Acquisition”).

The Davenport Purchase Agreement contains customary representations, warranties, covenants, and termination rights. The consummation of the Davenport Acquisition is subject to customary conditions, including absence of a material adverse effect on the Davenport Assets. The consummation of the Davenport Acquisition is also subject to the conditions that (i) the Federal Trade Commission shall have accepted for public comment an Agreement Containing Order that, if issued as a final order, would require Lafarge to divest the Transferred Business (as defined in the Davenport Purchase Agreement) to Continental Cement, (ii) the merger of Lafarge’s parent company, Lafarge S.A., with Holcim Ltd. shall have been consummated, and (iii) the conditions in the Bettendorf Purchase Agreement (as defined below) shall have been satisfied or waived. The aggregate purchase price for the Davenport Acquisition is expected to be approximately $450 million in cash, subject to certain adjustments as set forth in the Davenport Purchase Agreement, plus the Bettendorf Assets (as defined below). The Company expects to fund the purchase price with debt issued by Summit LLC and equity issued by Summit Inc. The transaction is expected to close in the third quarter of 2015. There can be no assurance that the Davenport Acquisition will be completed in the anticipated time frame, or at all.

In connection with the entry into the Davenport Agreement, Continental Cement, Summit LLC, Summit Holdings and Lafarge entered into an Asset Purchase Agreement (the “Bettendorf Purchase Agreement”). If

SUMMIT MATERIALS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands, except share amounts)

the conditions in the Bettendorf Purchase Agreement are met and the parties proceed to closing, at closing, Continental Cement will convey certain assets to Lafarge, including a cement distribution terminal (the “Bettendorf Assets”) as partial consideration for the sale of the Davenport Assets pursuant to the Davenport Purchase Agreement (the “Bettendorf Acquisition”).

* * *

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Of Lafarge North America Inc.

We have audited the accompanying combined financial statements of Lafarge Target Business (Carve-Out of Certain Operations of Lafarge North America Inc.), which comprise the combined balance sheets as of December 31, 2014 and 2013, and the related combined statements of operations, changes in net parent investment and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Lafarge Target Business at December 31, 2014 and 2013, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

May 29, 2015

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Balance Sheets

	December 31
	2014	2013
	(In Thousands)
Assets
Cash	$—	$—
Receivables, net	11,493	9,666
Inventories	17,201	17,361
Prepaid and other current assets	166	93
Deferred income taxes, current	1,051	1,095

Total current assets	29,911	28,215
Property, plant, and equipment, net	81,805	85,959
Goodwill	114,600	114,600

Total assets	$226,316	$228,774

Liabilities and net Parent investment
Accounts payable	$3,802	$3,213
Accrued and other liabilities	4,441	3,537

Total current liabilities	8,243	6,750
Other long-term liabilities	449	315
Deferred income taxes, non-current	23,390	23,909

Total liabilities	32,082	30,974

Net Parent investment:
Accumulated net contributions from Parent	194,234	197,800

Total net Parent investment	194,234	197,800

Total liabilities and net Parent investment	$226,316	$228,774

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Statements of Operations

	Year Ended December 31
	2014	2013	2012
	(In Thousands)
Net sales	$113,680	$105,581	$103,245
Costs, expenses, and other income:
Cost of goods sold	74,355	77,488	79,324
Selling and administrative	16,049	17,239	18,300
Other expense, net	179	—	—

Total costs, expenses, and other income	90,583	94,727	97,624

Income from operations before income taxes	23,097	10,854	5,621
Income tax provision	(7,798)	(3,163)	(1,275)

Net income	$15,299	$7,691	$4,346

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Statements of Changes in Net Parent Investment

Total Net Parent Investment
(In Thousands)
Balance at December 31, 2011	$204,608
Net income	4,346
Net distributions to Parent	(7,915)

Balance at December 31, 2012	201,039
Net income	7,691
Net distributions to Parent	(10,930)

Balance at December 31, 2013	197,800
Net income	15,299
Net distributions to Parent	(18,865)

Balance at December 31, 2014	$194,234

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Statements of Cash Flows

	Year Ended December 31
	2014	2013	2012
	(In Thousands)
Operating activities
Net income	$15,299	$7,691	$4,346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	7,200	7,309	7,236
Loss on disposal of property, plant, and equipment	261	—	—
Provision for inventory reserves	(778)	(751)	(233)
Deferred taxes	(475)	(870)	485
Change in operating assets and liabilities:
Receivables	(1,827)	(252)	622
Inventories	938	381	(1,520)
Prepaid and other current assets	(73)	(17)	(37)
Accounts payable	589	(746)	(995)
Accrued and other liabilities	904	(446)	953
Other long-term liabilities	134	20	(18)

Net cash provided by operating activities	22,172	12,319	10,839

Investing activities
Purchases of property, plant, and equipment	(3,307)	(1,389)	(2,924)

Net cash used in investing activities	(3,307)	(1,389)	(2,924)

Financing activities
Net distributions to Parent	(18,865)	(10,930)	(7,915)

Net cash used in financing activities	(18,865)	(10,930)	(7,915)

Net increase (decrease) in cash	—	—	—
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$—

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements

December 31, 2014

1. Background and Nature of Operations

The accompanying combined financial statements include the historical accounts of the Lafarge Target Business (Lafarge Target Business or the Business) of Lafarge North America Inc. (Lafarge NA or the Parent), which includes one cement manufacturing facility located in Davenport, Iowa. In addition to the Davenport cement plant, Lafarge Target Business includes seven terminals served by the cement plant, which are located in LaCrosse, Wisconsin; Memphis, Tennessee; Minneapolis, Minnesota; New Orleans, Louisiana; Red Rock, Minnesota; Union, Louisiana; and West Des Moines, Iowa. Lafarge NA is a large diversified supplier of aggregate, concrete and concrete products, cement and cement-related products, and other construction materials used for residential, commercial, institutional, and public works construction. Lafarge NA is a wholly-owned subsidiary of Lafarge S.A. (the Group), which is domiciled in France.

2. Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of Lafarge NA using the historical results of operations and historical cost basis of the assets and liabilities of Lafarge NA that comprise Lafarge Target Business. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under Lafarge NA’s management. All intercompany balances and transactions within Lafarge Target Business have been eliminated. Transactions and balances between Lafarge Target Business and Lafarge NA and its subsidiaries are reflected as related-party transactions within these financial statements.

The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to Lafarge Target Business. In addition, certain costs related to Lafarge Target Business have been allocated from the Parent. Those are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group holding company. Lafarge Target Business receives services and support functions from Lafarge NA and its subsidiaries, inclusive of services and support functions performed by Lafarge S.A. for Lafarge NA. Lafarge Target Business’s operations are dependent upon Lafarge NA and its subsidiaries’ ability to perform these services and support functions. The costs associated with these services and support functions (indirect costs, including those charged by Lafarge S.A. to Lafarge NA) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. These allocated costs are primarily related to corporate administrative expenses, reorganization costs, employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility, and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements as described herein and in Note 8.

The Business utilizes Lafarge NA’s centralized processes and systems for cash management, payroll, purchasing, and distribution. As a result, substantially all cash received by the Business was deposited in and commingled with Lafarge NA’s general corporate funds and is not specifically allocated to Lafarge Target Business. The net results of these cash transactions between the Business and Lafarge NA are reflected as net

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

2. Significant Accounting Policies—(Continued)

parent investment within equity in the accompanying balance sheets. In addition, the net parent investment represents Lafarge NA’s interest in the recorded net assets of Lafarge Target Business and represents the cumulative net investment by Lafarge NA in Lafarge Target Business through the dates presented, inclusive of cumulative operating results. Net distributions to Parent within the financing activities of the Statement of Cash flows include changes in intercompany amounts paid to and due from Parent.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lafarge NA to be a reasonable reflection of the utilization of services provided to or the benefit received by Lafarge Target Business during the periods presented relative to the total costs incurred by Lafarge NA. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Business been an entity that operated independently of Lafarge NA. Consequently, future results of operations, should Lafarge Target Business be separated from Lafarge NA, will include costs and expenses that may be materially different than Lafarge Target Business’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of Lafarge Target Business’s future results of operations, financial position, and cash flows.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

Cash

Treasury activities, including activities related to Lafarge Target Business, are centralized by Lafarge NA such that cash collections are automatically distributed to Lafarge and reflected as net parent investment. As a result of this automatic distribution to Lafarge, Lafarge Target Business does not hold any cash.

Concentration of Credit Risk

Financial instruments that potentially subject the Business to concentrations of credit risk are primarily receivables. The Business performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The allowances for non-collection of receivables are based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectability of accounts receivable that are past due, and the expected collectability of overall receivables.

Inventories

Inventories are valued at the lower of cost or market. The majority of Lafarge Target Business’s U.S. cement inventories, other than maintenance and operating supplies, are stated at last-in, first-out (LIFO) cost. All other inventories are valued at average cost.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant, and equipment is computed for financial reporting purposes using the straight-line method over the

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

2. Significant Accounting Policies—(Continued)

estimated useful lives of the assets. These lives range from 3 years on light mobile equipment to 40 years on certain buildings. Repair and maintenance costs are expensed as incurred. Substantially all of Lafarge Target Business’s depreciation expenses are recorded in cost of goods sold.

Goodwill

Lafarge Target Business’s goodwill reflected in these financial statements was allocated to Lafarge Target Business based on the relative fair value of Lafarge Target Business to the fair value of Lafarge NA cement reporting unit. Management’s estimate of the potential sales price of Lafarge Target Business was used as a basis to determine the fair value of Lafarge Target Business. The fair value of Lafarge NA cement reporting unit was derived from the most recent annual goodwill impairment analysis performed by Lafarge NA. A total of $114.6 million in goodwill was allocated to Lafarge Target Business for each of the years presented.

Goodwill represents the excess of costs over the fair value of identifiable assets of businesses acquired. Goodwill is not amortized, but is evaluated for potential impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Business values goodwill in accordance with ASC 350, Goodwill and Other Intangible Assets (ASC 350). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise).

Impairment or Disposal of Long-Lived Assets

The Business evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment (ASC 360). ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for the Business’ products, capital needs, economic trends in the construction sector, and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Asset Retirement Obligations

The Business records its quarry reclamation obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations (ASC 410). ASC 410 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Environmental Remediation Liabilities

When the Business determines that it is probable that a liability for environmental matters has been incurred, an undiscounted estimate of the required remediation costs is recorded as a liability in the combined

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

2. Significant Accounting Policies—(Continued)

financial statements, without offset of potential insurance recoveries. Costs that extend the life, increase the capacity or improve the safety or efficiency of company-owned assets or are incurred to mitigate or prevent future environmental contamination are capitalized. Other environmental costs are expensed when incurred.

Income Taxes

The provision for income taxes is calculated as if Lafarge Target Business completed a separate tax return apart from its Parent, although the Business was included in the Parent’s U.S. federal and state income tax returns. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates. Tax attributes utilized by the Parent are treated as transactions between Lafarge Target Business and the Parent.

Defined Benefit Pension Plans and Other Post-Retirement Benefits

The Lafarge Target Business’s salaried employees and union hourly employees participate in defined benefit pension plans sponsored by the Parent. These plans include other Parent employees that are not employees of the Business. The Parent also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Business. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 55 or later. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, copayment, and payments made by government programs and other group coverage. For the years ended December 31, 2014, 2013, and 2012, respectively, the Parent allocated approximately $4.0 million, $5.9 million, and $8.0 million of pension and other post-retirement benefits expense to the Business, which has been reflected within costs of goods sold and selling and administrative in the accompanying combined statements of operations. The related pension and post-retirement benefit liability has not been allocated to the Business and has not been presented in the accompanying balance sheets since the obligation is and will remain a liability of the Parent.

Revenue Recognition

Revenue from the sale of cement and cement-related products is recorded when title and ownership are transferred upon delivery of the products. Amounts billed to a customer in a sales transaction related to shipping and handling are included in net sales, and costs incurred for shipping and handling are classified as cost of goods sold in the combined statements of operations. The revenues reported in these financial statements relate to specifically identifiable historical activities of the plant, terminals, and other assets that comprise Lafarge Target Business. Lafarge Target Business recognizes revenue for all cement and cement-related products produced at the Davenport plant even if the product is transported and sold through a distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target Business market, revenue originating from the transaction remains with the producing facility and is not considered as Lafarge Target Business revenue. Correspondingly, distribution and sales costs for these activities are also allocated to the producing plant.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

2. Significant Accounting Policies—(Continued)

Comprehensive Income (Loss)

Effective January 1, 2012, the Business adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, which requires the presentation of the comprehensive income (loss) and its components as part of the financial statements. Comprehensive income (loss) comprises net income (loss) and other changes in equity that are excluded from net income (loss). For the years ended December 31, 2014, 2013, and 2012, the Business net income (loss) equals comprehensive income (loss) and, accordingly, no additional disclosure is presented.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard is effective for public entities for fiscal years beginning after 15 December 2016, and for interim periods therein. Early adoption is not permitted for public entities. Nonpublic entities are required to adopt the new guidance for fiscal years beginning after 15 December 2017, and interim periods within fiscal years beginning after 15 December 2018, and may adopt it as early as the public entity effective date. On April 29, 2015, the FASB issued an exposure draft of a proposed ASU that would delay by one year the effective date of its new revenue recognition standard for public and nonpublic entities reporting under US GAAP. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, the Business is assessing what effect the adoption of ASU 2014-09 will have on its financial statements and accompanying notes.

3. Receivables

Receivables consist of the following:

	December 31
	2014	2013
	(In Thousands)
Trade receivables	$12,227	$10,474
Allowances	(734)	(808)

Total receivables, net	$11,493	$9,666

Consistent with the manner in which revenue is recorded, receivables relate to goods produced at the Lafarge Target Business plant and sold to a third-party customer, even if the product is transported and sold through a distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

3. Receivables—(Continued)

Business market, the receivable originating from the transaction remains with the producing facility and is not considered as a Lafarge Target Business receivable.

Lafarge NA maintains accounts receivable securitization programs in both the U.S. and Canada to provide additional sources of working capital and long-term financing. Under the program, Lafarge NA agrees to sell, on a revolving basis, all of its accounts receivable to wholly-owned, special purpose subsidiaries (the SPS’s), which are consolidated in Lafarge NA consolidated financial statements. The SPS’s in turn enter into agreements with an unrelated third-party commercial paper conduit to acquire long-term financing, using the accounts receivable as collateral. Under the terms of Lafarge NA’s securitization agreement, the company maintains effective control over the assets transferred. In accordance with ASC 860, Transfers and Servicing, the accounts receivable securitization transactions have not been accounted for as sales. The related accounts receivable are included in Lafarge NA financial statements and those directly attributable to Lafarge Target Business have been reflected in these financial statements.

4. Inventories

Inventories consist of the following:

	December 31
	2014	2013
	(In Thousands)
Finished products	$7,875	$7,362
Work in process	67	130
Raw materials, commodities, and fuel	4,287	5,316
Spare parts, supplies, and other	4,972	4,553

Total inventories	$17,201	$17,361

Inventories valued using the LIFO method are reported net of reserves of $0.8 million and $1.5 million at December 31, 2014 and 2013, respectively. Reserves for slow-moving and obsolete inventory items were $1.7 million and $1.8 million at December 31, 2014 and 2013, respectively. Consistent with the manner in which revenue is recorded, Lafarge Target Business inventories relate to goods produced by Lafarge Target Business plant and not yet sold to a third-party customer and may be located at Lafarge NA distribution facilities which are not part of Lafarge Target Business.

5. Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31
	2014	2013
	(In Thousands)
Land	$3,650	$3,538
Buildings, machinery, and equipment	236,617	235,541
Construction in progress	4,261	3,307

Property, plant, and equipment, at cost	244,528	242,386
Accumulated depreciation and depletion	(162,723)	(156,427)

Total property, plant, and equipment, net	$81,805	$85,959

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

5. Property, Plant, and Equipment—(Continued)

Depreciation and depletion expense for the years 2014, 2013, and 2012 was $7.2 million, $7.3 million, and $7.2 million, respectively.

6. Goodwill

In accordance with ASC 350, the Business performed the first step of the goodwill impairment test, by comparing the fair value of Lafarge Target Business with the carrying value. The Business completed an assessment as of December 31, 2014, 2013, and 2012 and determined the fair value of Lafarge Target Business exceeded its carrying value. As a result management concluded that there was no goodwill impairment.

The carrying value of goodwill did not change from January 1, 2012 to December 31, 2014.

7. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

	December 31
	2014	2013
	(In Thousands)
Suppliers	$1,365	$814
Employee-related	1,273	1,080
Taxes payable	499	367
Rebates	1,304	1,276

Total accrued and other liabilities	$4,441	$3,537

8. Income Taxes

The components of the income tax provision are as follows:

	December 31
	2014	2013	2012
	(In Thousands)
Current	$8,273	$4,033	$790
Deferred	(475)	(870)	485

	$7,798	$3,163	$1,275

The provision for income taxes differs from that which would have resulted from the use of the federal statutory income tax rates primarily as a result of the provision for various state income taxes and the depletion and other net benefits.

The state income taxes impacted such difference for $1.4 million, $0.7 million, and $0.1 million for the years ended December 31, 2014, 2013, and 2012, respectively. The depletion and other net benefits impacted such difference for ($1.7) million, ($1.3) million, and ($0.8) million for the years ended December 31, 2014, 2013, and 2012, respectively.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

8. Income Taxes—(Continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The significant components of deferred tax assets and deferred tax liabilities included on the combined balance sheets are:

	December 31
	2014	2013
	(In Thousands)
Deferred tax assets:
Allowances and reserves	$1,051	$1,095

Total deferred tax assets	1,051	1,095

Deferred tax liabilities:
Depreciation, amortization, and other	(23,390)	(23,909)

Total deferred tax liabilities	(23,390)	(23,909)

Net deferred tax liabilities	$(22,339)	$(22,814)

Lafarge Target Business’s operating results have historically been included in the Parent’s combined US Federal and state income tax returns. The provisions for income taxes in the combined financial statements have been determined on a separate return basis as if Lafarge Target Business filed its own tax returns. All tax attributes generated by Lafarge Target Business, as calculated on a separate return methodology not used by the Parent historically, will be retained by the Parent. Management considered and weighed the available evidence, both positive and negative, to determine whether it is more-likely-than-not that some portion, or all, of Lafarge Target Business’s deferred tax assets will not be realized. The Business has concluded that all of its deferred tax assets will be utilized against its deferred tax liability, and as such no valuation allowance has been established on such deferred tax assets.

The Business is subject to audit examinations at federal, state, and local levels by tax authorities in those jurisdictions. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcome of these challenges is subject to uncertainty. The Business does not believe that the carved-out operations gave rise to any material tax exposures and the Business and the Parent did not identify any issues that did not meet the recognition threshold or would be impacted by the measurement provisions of the uncertain tax position guidance.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

9. Commitments and Contingencies

The Business leases certain land, buildings, and equipment. Total expenses under operating leases were $0.6 million for each of the years ended December 31, 2014, 2013, and 2012, respectively. The Business also has noncapital purchase commitments that primarily relate to fuel in the amount of $2.6 million at December 31, 2014. Total expenses under this agreement amounted to $1.4 million, $2.6 million, and $2.7 million for the years ended December 31, 2014, 2013, and 2012, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases and purchase commitments at December 31, 2014:

	Year Ended December 31
	2015	2016	2017	2018	2019	Later Years
	(In Thousands)
Operating leases	$516	$405	$410	$415	$420	$857
Purchase commitments	2,629	—	—	—	—	—

Total commitments	$3,145	$405	$410	$415	$420	$857

In the ordinary course of business, the Business executes contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as sale of a business.

These indemnifications might include claims relating to any of the following: environmental and tax matters; intellectual property rights; governmental regulations and employment-related matters; customer, supplier, and other commercial contractual relationships; and financial matters. While the maximum amount to which the Business may be exposed under such agreements cannot be estimated, it is the opinion of management that these guarantees and indemnifications are not expected to have a materially adverse effect on Lafarge Target Business’s financial condition, results of operations, or liquidity.

The Environmental Protection Agency (EPA) issued new control regulations (NESHAP) aimed at reducing the level of certain emissions from all Portland cement kilns operating in the United States. In late 2010, the Portland Cement Association (PCA) and several cement producers, including Lafarge North America (collectively the Cement Parties), sued the EPA asserting that the regulations in the proposed format were invalid and petitioned the United States Court of Appeals—District of Columbia Circuit to void the proposed regulations until corrected by the EPA. In December 2011, the Court ruled that it would not overturn the EPA standards but ordered the EPA to reconsider certain standards and re-issue the NESHAP rules. On April 13, 2012, the EPA entered into a settlement agreement with the Cement Parties. Pursuant to the agreement and following a public comment period, the EPA issued a new final rule that resulted in a compliance extension period until September 2015. Lafarge North America and the Business estimate that capital expenditures Lafarge Target Business will incur to comply with the new EPA Control Regulations in their present form, including money already spent, could be as much as $2.0 million.

When the Business determines that it is probable that a liability for environmental matters, legal actions, or other contingencies has been incurred and the amount of the loss is reasonably estimable, an estimate of the costs to be incurred is recorded as a liability in the financial statements. As of December 31, 2014, such liabilities are not material to Lafarge Target Business’s financial statements. While management believes its accruals for such liabilities are adequate, the Business may incur costs in excess of the amounts provided at December 31, 2014.

In the ordinary course of business, the Business is involved in certain legal actions and claims, including proceedings under laws and regulations relating to environmental and other matters. Because such matters are

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements—(Continued)

9. Commitments and Contingencies—(Continued)

subject to many uncertainties and the outcomes are not predictable with assurance, the total liability for these legal actions and claims cannot be determined with certainty. Management believes that such actions and claims will be resolved without material adverse impact to Lafarge Target Business’s financial condition, results of operations, or liquidity.

10. Related-Party Transactions

Allocated Expenses

Lafarge Target Business has been allocated expenses from the Parent of $20.0 million, $22.1 million and $24.5 million for 2014, 2013, and 2012, respectively. These costs from the Parent are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group holding company. These allocated costs are primarily related to corporate administrative expenses and reorganization costs, employee related costs including pensions and other benefits for corporate, shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. The costs associated with these services and support functions (indirect costs, including those charged by Lafarge S.A. to Lafarge NA) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. The proportionate tonnage sold by Lafarge Target Business compared to Lafarge NA’s U.S. cement division was used in most instances.

Included in the allocated expenses from the Parent are approximately $4.0 million, $5.9 million, and $8.0 million of pension and other postretirement benefits expense to the Company for the years ended December 31, 2014, 2013, and 2012, respectively, which has been reflected within cost of goods sold and selling and general administrative expenses in the accompanying statements of operations. Lafarge Target Business’s salaried employees and union hourly employees participate in defined benefit pension plans sponsored by the Parent. These plans include other Parent employees that are not employees of the Business. The Parent also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Business. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 55 or later. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, copayment, and payments made by government programs and other group coverage. The related pension and postretirement benefit liability has not been allocated to the Business and has not been presented in the accompanying balance sheet since the obligation is and will remain a liability of the Parent.

Sales / Purchases With Unconsolidated Affiliates

The Business purchases products from and sells products to certain Lafarge NA affiliates in which it does not have a controlling interest. Such purchases totaled $3.8 million, $3.6 million, and $3.6 million in 2014, 2013, and 2012, respectively; such sales totaled $9.3 million, $10.8 million, and $8.7 million in 2014, 2013, and 2012, respectively.

11. Subsequent Events

The Business has conducted subsequent events review through May 29, 2015, which is the date the financial statements were available to be issued.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Unaudited Condensed Combined Statements of Operations

	Three Months Ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
	(In Thousands)
Net sales	$11,301	$9,270
Costs and expenses:
Cost of goods sold	9,525	11,983
Selling and administrative	2,779	2,407

Total costs and expenses	12,304	14,390

Loss from operations before income taxes	(1,003)	(5,120)
Income tax benefit	417	1,729

Net loss	$(586)	$(3,391)

See accompanying notes to unaudited condensed combined financial statements.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Unaudited Condensed Combined Balance Sheets

	March 31, 2015	December 31, 2014
	(Unaudited)	(Audited)
	(In Thousands)
Assets
Cash	$—	$—
Receivables, net	7,707	11,493
Inventories	24,270	17,201
Prepaid and other current assets	187	166
Deferred income taxes, current	1,060	1,051

Total current assets	33,224	29,911

Property, plant, and equipment, net	81,268	81,805
Goodwill	114,600	114,600

Total assets	$229,092	$226,316

Liabilities and net Parent investment
Accounts payable	$3,341	$3,802
Accrued and other liabilities	3,194	4,441

Total current liabilities	6,535	8,243

Other long-term liabilities	538	449
Deferred income taxes, non-current	23,231	23,390

Total liabilities	30,304	32,082

Net Parent investment
Accumulated net contributions from Parent	198,788	194,234

Total net Parent investment	198,788	194,234

Total liabilities and net Parent investment	$229,092	$226,316

See accompanying notes to unaudited condensed combined financial statements.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Unaudited Condensed Combined Statements of Cash Flows

	Three Months Ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
	(In Thousands)
Cash flows from operating activities
Net loss	$(586)	$(3,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and depletion	1,807	1,797
Provision for inventory reserves	549	99
Deferred taxes	(168)	(119)
Change in operating assets and liabilities:
Receivables	3,786	4,044
Inventories	(7,618)	(4,839)
Prepaid and other current assets	(21)	57
Accounts payable	(461)	1,816
Accrued and other liabilities	(1,247)	(1,371)
Other long-term liabilities	89	52

Net cash used in operating activities	(3,870)	(1,855)

Cash flows from investing activities
Purchases of property, plant and equipment	(1,270)	(85)

Net cash used in investing activities	(1,270)	(85)

Cash flows from financing activities
Net contributions from Parent	5,140	1,940

Net cash provided by financing activities	5,140	1,940

Net increase (decrease) in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

See accompanying notes to unaudited condensed combined financial statements.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements

March 31, 2015

1. Background and Nature of Operations

The accompanying combined financial statements include the historical accounts of the Lafarge Target Business (Lafarge Target Business or the Business) of Lafarge North America Inc. (Lafarge NA or the Parent), which includes one cement manufacturing facility located in Davenport, Iowa. In addition to the Davenport cement plant, Lafarge Target Business includes seven terminals served by the cement plant, which are located in LaCrosse, Wisconsin; Memphis, Tennessee; Minneapolis, Minnesota; New Orleans, Louisiana; Red Rock, Minnesota; Union, Louisiana; and West Des Moines, Iowa. Lafarge NA is a large diversified supplier of aggregate, concrete and concrete products, cement and cement-related products, and other construction materials used for residential, commercial, institutional, and public works construction. Lafarge NA is a wholly-owned subsidiary of Lafarge S.A. (the Group), which is domiciled in France.

2. Significant Accounting Policies

Basis of Presentation

The accompanying condensed combined financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of Lafarge NA using the historical results of operations and historical cost basis of the assets and liabilities of Lafarge NA that comprise Lafarge Target Business. These financial statements have been prepared solely to demonstrate the Business’s historical results of operations, financial position, and cash flows for the indicated periods under Lafarge NA’s management. All intercompany balances and transactions within Lafarge Target Business have been eliminated. Transactions and balances between Lafarge Target Business and Lafarge NA and its subsidiaries are reflected as related party transactions within these financial statements.

The accompanying condensed combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to Lafarge Target Business. In addition, certain costs related to Lafarge Target Business have been allocated from the Parent. Those are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group. Lafarge Target Business receives services and support functions from Lafarge NA and its subsidiaries, inclusive of services and support functions performed by Lafarge S.A. for Lafarge NA. Lafarge Target Business’s operations are dependent upon Lafarge NA and its subsidiaries’ ability to perform these services and support functions. The costs associated with these services and support functions (indirect costs, including those charged by Lafarge S.A. to Lafarge NA) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. These allocated costs are primarily related to corporate administrative expenses, reorganization costs, employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility, and other corporate and infrastructural services.

The Business utilizes Lafarge NA’s centralized processes and systems for cash management, payroll, purchasing and distribution. As a result, all cash received by the Business was deposited in and commingled with Lafarge NA’s general corporate funds and is not specifically allocated to Lafarge Target Business. The net results of these cash transactions between the Business and Lafarge NA are reflected as net parent investment within

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (continued)

March 31, 2015

2. Significant Accounting Policies (continued)

Equity in the accompanying balance sheets. In addition, the net parent investment represents Lafarge NA’s interest in the recorded net assets of Lafarge Target Business and represents the cumulative net investment by Lafarge NA in Lafarge Target Business through the dates presented, inclusive of cumulative operating results. Net contributions from Parent within the financing activities of the Statement of Cash flows include changes in intercompany amounts paid to and due from the Parent.

Management believes the assumptions and allocations underlying the condensed combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lafarge NA to be a reasonable reflection of the utilization of services provided to or the benefit received by Lafarge Target Business during the periods presented relative to the total costs incurred by Lafarge NA. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Business been an entity that operated independently of Lafarge NA. Consequently, future results of operations, should Lafarge Target Business be separated from Lafarge NA, will include costs and expenses that may be materially different than Lafarge Target Business’s historical results of operations, financial position and cash flows. Accordingly, the financial statements for these periods are not indicative of the Lafarge Target Business’s future results of operations, financial position and cash flows.

Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Management believes that these condensed combined financial statements include all adjustments (which are normal and recurring in nature) necessary to present fairly the financial position of the Business and results of operations and cash flows for the periods presented.

The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. Seasonal changes and other weather related conditions can affect the production and sales volumes of Lafarge Target Business’s products. Therefore, the financial results for any interim period do not necessarily indicate the results expected for the year.

These unaudited condensed combined financial statements should be read in conjunction with Lafarge Target Business’s audited combined financial statements and the notes thereto for the year ended December 31, 2014. Lafarge Target Business has continued to follow the accounting policies including the basis of presentation set forth in those combined financial statements.

Revenue Recognition

Revenue from the sale of cement and cement-related products is recorded when title and ownership are transferred upon delivery of the products. Amounts billed to a customer in a sales transaction related to shipping and handling are included in net sales, and costs incurred for shipping and handling are classified as cost of goods sold in the condensed combined statements of operations. The revenues reported in these financial statements relate to specifically identifiable historical activities of the plant, terminals, and other assets that comprise Lafarge Target Business. Lafarge Target Business recognizes revenue for all cement and cement-related products produced at the Davenport plant even if the product is transported and sold through a

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (continued)

March 31, 2015

2. Significant Accounting Policies (continued)

distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target Business market, revenue originating from the transaction remains with the producing facility and is not considered as Lafarge Target Business revenue. Correspondingly, distribution and sales costs for these activities are also allocated to the producing plant.

Comprehensive Income (Loss)

Effective January 1, 2012, the Business adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, which requires the presentation of the comprehensive income (loss) and its components as part of the financial statements. Comprehensive income (loss) comprises net income (loss) and other changes in equity that are excluded from net income (loss). For the three months ended March 31, 2015 and 2014, the Business’s net income (loss) equals comprehensive income (loss) and, accordingly, no additional disclosure is presented.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard is effective for public entities for fiscal years beginning after December 15, 2016 and for interim periods therein. Early adoption is not permitted for public entities. Nonpublic entities are required to adopt the new guidance for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018, and may adopt it as early as the public entity effective date. On April 29, 2015, the FASB issued an exposure draft of a proposed ASU that would delay by one year the effective date of its new revenue recognition standard for public and nonpublic entities reporting under U.S. GAAP. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, the Business is assessing what effect the adoption of ASU 2014-09 will have on its financial statements and accompanying notes.

3. Receivables

Receivables consist of the following:

	March 31, 2015	December 31, 2014
	(In Thousands)
Trade receivables	$8,411	$12,227
Allowances	(704)	(734)

Total receivables, net	$7,707	$11,493

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (continued)

March 31, 2015

3. Receivables (continued)

Consistent with the manner in which revenue is recorded, receivables relate to goods produced at the Lafarge Target Business plant and sold to a third-party customer, even if the product is transported and sold through a distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target Business market, the receivable originating from the transaction remains with the producing facility and is not considered as a Lafarge Target Business receivable.

Lafarge NA maintains accounts receivable securitization programs in both the U.S. and Canada to provide additional sources of working capital and long-term financing. Under the program, Lafarge NA agrees to sell, on a revolving basis, all of its accounts receivable to wholly-owned, special purpose subsidiaries (the “SPS’s”), which are consolidated in Lafarge NA’s consolidated financial statements. The SPS’s in turn enter into agreements with an unrelated third-party commercial paper conduit to acquire long-term financing, using the accounts receivable as collateral. Under the terms of Lafarge NA’s securitization agreement, the company maintains effective control over the assets transferred. In accordance with ASC 860, Transfers and Servicing, the accounts receivable securitization transactions have not been accounted for as sales. The related accounts receivable are included in Lafarge NA financial statements and those directly attributable to Lafarge Target Business have been reflected in these condensed combined financial statements.

4. Inventories

Inventories consist of the following:

	March 31, 2015	December 31, 2014
	(In Thousands)
Finished products	$16,199	$7,875
Work in process	122	67
Raw materials, commodities, and fuel	2,982	4,287
Spare parts, supplies, and other	4,967	4,972

Total inventories	$24,270	$17,201

Inventories valued using the LIFO method are reported net of reserves of $0.8 million at March 31, 2015 and December 31, 2014. Reserves for slow-moving and obsolete inventory items were $2.3 million and $1.7 million at March 31, 2015 and December 31, 2014, respectively. Consistent with the manner in which revenue is recorded, Lafarge Target Business finished products relate to goods produced by Lafarge Target Business plant and not yet sold to a third-party customer and may be located at Lafarge NA distribution facilities which are not part of Lafarge Target Business.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (continued)

March 31, 2015

5. Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	March 31, 2015	December 31, 2014
	(In Thousands)
Land	$3,758	$3,650
Buildings, machinery, and equipment	237,533	236,617
Construction in progress	4,464	4,261

Property, plant, and equipment, at cost	245,755	244,528
Accumulated depreciation and depletion	(164,487)	(162,723)

Total property, plant, and equipment, net	$81,268	$81,805

Depreciation and depletion expense for each of the three months ended March 31, 2015 and 2014 was $1.8 million.

6. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

	March 31, 2015	December 31, 2014
	(In Thousands)
Suppliers	$903	$1,365
Employee-related	700	1,273
Taxes payable	890	499
Rebates	701	1,304

Total accrued and other liabilities	$3,194	$4,441

7. Income Taxes

The Business is required at the end of each interim reporting period to make its best estimate of the annual effective tax rate, which was determined as if the Business completed a separate return apart from its Parent for the full fiscal year, and use that rate to provide for income taxes on a current year-to-date basis.

The Business is subject to audit examinations at the federal, state and local levels by tax authorities in those jurisdictions. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcome of these challenges is subject to uncertainty. The Business does not believe that the carved-out operations gave rise to any material tax exposures and the Business and the Parent did not identify any issues that did not meet the recognition threshold or would be impacted by the measurement provisions of the uncertain tax position guidance.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (continued)

March 31, 2015

8. Commitments and Contingencies

The Business leases certain land, buildings, and equipment. Total expenses under operating leases were $0.1 million for each of the three months ended March 31, 2015 and 2014. The Business also has noncapital purchase commitments that primarily relate to fuel in the amount of $2.6 million at March 31, 2015. Total expenses under this agreement for the three months ended March 31, 2015 and 2014 amounted to $0.7 million and $0.1 million, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases and purchase commitments at March 31, 2015:

	Year Ended December 31
	Remaining 2015	2016	2017	2018	2019	Later Years
	(In Thousands)
Operating leases	$426	$459	$465	$472	$479	$857
Purchase commitments	2,629	—	—	—	—	—

Total commitments	$3,055	$459	$465	$472	$479	$857

In the ordinary course of business, the Business executes contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as sale of a business. These indemnifications might include claims relating to any of the following: environmental and tax matters; intellectual property rights; governmental regulations and employment-related matters; customer, supplier, and other commercial contractual relationships; and financial matters. While the maximum amount to which the Business may be exposed under such agreements cannot be estimated, it is the opinion of management that these guarantees and indemnifications are not expected to have a materially adverse effect on Lafarge Target Business’s financial condition, results of operations, or liquidity.

The Environmental Protection Agency (EPA) issued new control regulations (NESHAP) aimed at reducing the level of certain emissions from all Portland cement kilns operating in the United States. In late 2010, the Portland Cement Association (PCA) and several cement producers, including Lafarge North America (collectively the Cement Parties), sued the EPA asserting that the regulations in the proposed format were invalid and petitioned the United States Court of Appeals—District of Columbia Circuit to void the proposed regulations until corrected by the EPA. In December 2011, the Court ruled that it would not overturn the EPA standards but ordered the EPA to reconsider certain standards and re-issue the NESHAP rules. On April 13, 2012, the EPA entered into a settlement agreement with the Cement Parties. Pursuant to the agreement and following a public comment period, the EPA issued a new final rule that resulted in a compliance extension period until September 2015. Lafarge North America and the Business estimate that capital expenditures Lafarge Target Business will incur to comply with the new EPA Control Regulations in their present form, including money already spent, could be as much as $2.0 million.

When the Business determines that it is probable that a liability for environmental matters, legal actions, or other contingencies has been incurred and the amount of the loss is reasonably estimable, an estimate of the costs to be incurred is recorded as a liability in the financial statements. As of March 31, 2015, such liabilities are not material to Lafarge Target Business’s financial statements. While management believes its accruals for such liabilities are adequate, the Business may incur costs in excess of the amounts provided at March 31, 2015.

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (continued)

March 31, 2015

8. Commitments and Contingencies (continued)

In the ordinary course of business, the Business is involved in certain legal actions and claims, including proceedings under laws and regulations relating to environmental and other matters. Because such matters are subject to many uncertainties and the outcomes are not predictable with assurance, the total liability for these legal actions and claims cannot be determined with certainty. Management believes that such actions and claims will be resolved without material adverse impact to Lafarge Target Business’s financial condition, results of operations, or liquidity.

9. Related-Party Transactions

Allocated Expenses

Lafarge Target Business has been allocated expenses from the Parent of $3.8 million and $3.2 million for the three months ended March 31, 2015 and 2014, respectively. These costs from the Parent are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group holding company. These allocated costs are primarily related to corporate administrative expenses, reorganization costs, employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. The costs associated with these services and support functions (indirect costs) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. The proportionate tonnage sold by Lafarge Target Business compared to Lafarge NA’s U.S. cement division was used in most instances.

Included in the allocated expenses from the Parent are $1.1 million and $0.8 million of pension and other postretirement benefits expense to the Company for the three months ended March 31, 2015 and 2014, respectively, which has been reflected within cost of goods sold and selling and general administrative expenses in the accompanying condensed combined statements of operations. Lafarge Target Business’s salaried employees and union hourly employees participate in defined benefit pension plans sponsored by the Parent. These plans include other Parent employees that are not employees of the Business. The Parent also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Business. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 55 or later. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, copayment, and payments made by government programs and other group coverage. The related pension and postretirement benefit liability has not been allocated to the Business and has not been presented in the accompanying condensed combined balance sheets since the obligation is and will remain a liability of the Parent.

Sales/Purchases with Unconsolidated Affiliates

The Business purchases products from and sells products to certain Lafarge NA affiliates in which it does not have a controlling interest. Such purchases totaled $0.7 million and $0.5 million during the three months

LAFARGE TARGET BUSINESS

(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (continued)

March 31, 2015

9. Related-Party Transactions (continued)

ended March 31, 2015 and 2014, respectively; such sales totaled $2.3 million and $2.9 million during the three months ended March 31, 2015 and 2014, respectively.

10. Subsequent Events

The Business has conducted a subsequent events review through June 15, 2015, which is the date the condensed combined financial statements were available to be issued.

On April 16, 2015, Lafarge NA entered into a definitive agreement to sell Lafarge Target Business to Continental Cement Company, L.L.C., a subsidiary of Summit Materials, LLC (the Purchaser), for approximately $450 million in cash. In addition, Lafarge NA will acquire certain assets and assume certain liabilities related to the Purchaser’s cement distribution terminal located in Bettendorf, Iowa (the Bettendorf Business). The purchase price is subject to customary post-closing adjustments.

Shares

Summit Materials, Inc.

Class A Common Stock

Prospectus

Citigroup

Goldman, Sachs & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc.

Filing Fee—Securities and Exchange Commission		$11,620
Fee—Financial Industry Regulatory Authority, Inc.		15,500
Fees and Expenses of Counsel		*
Printing Expenses		*
Fees and Expenses of Accountants		*
Transfer Agent and Registrar’s Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We are party to indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act, as amended, or the Securities Act, may be permitted to directors or executive officers, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On March 10, 2015, Summit Materials, Inc. issued 100 shares of Class B common stock to an affiliate of The Blackstone Group L.P., or Blackstone, for aggregate cash consideration of $2.00. On March 11, 2015, Summit Materials, Inc. repurchased such shares of Class B common stock for aggregate cash consideration of $1.00 and such shares were cancelled. These securities were issued pursuant to Section 4(a)(2) of the Securities Act of 1933.

In connection with Summit Materials, Inc.’s initial public offering , the reclassification of the limited partnership interests of Summit Materials Holdings L.P., and closing of the transactions contemplated by the contribution and purchase agreement with the former Class B Unitholders of Continental Cement Company, L.L.C., Summit Materials, Inc. issued: (i) warrants to purchase an aggregate of 160,333 shares of its Class A common stock to certain limited partners of Summit Materials Holdings L.P.; (ii) 69,007,297 shares of Class B common stock to Summit Owner Holdco LLC which is owned by certain affiliates of Blackstone, a significant stockholder, certain members of management and other pre-IPO owners of the Summit Materials Holdings L.P. and Continental Cement Company, L.L.C.; and (iii) 1,029,183 shares of Class A common stock to Summit Owner Holdco LLC. These securities were issued pursuant to Section 4(a)(2) and/or Regulation D promulgated under the Securities Act. In each case, the number of investors was limited, the investors were either all accredited and/or otherwise qualified, had access to material information about the issuer, and restrictions were placed on the resale of the securities issued.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement, dated as of April 16, 2015, among Continental Cement Company, L.L.C., Lafarge North America Inc., Summit Materials, LLC and Summit Materials Holdings L.P. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on April 17, 2015 (File No. 001-36873)).

2.2	Asset Purchase Agreement, dated as of April 16, 2015, among Continental Cement Company, L.L.C., Lafarge North America Inc., Summit Materials, LLC and Summit Materials Holdings L.P. (incorporated by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K filed on April 17, 2015 (File No. 001-36873)).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

3.2	Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

4.1	Indenture, dated as of January 30, 2012, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

4.2	First Supplemental Indenture, dated as of March 13, 2012, among Norris Quarries, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

4.3	Second Supplemental Indenture, dated as of January 17, 2014, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed January 23, 2014 (File No. 333-187556)).

4.4	Third Supplemental Indenture, dated as of February 21, 2014, among Alcomat, LLC, Alleyton Resource Company, LLC, Alleyton Services Company, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

4.5	Fourth Supplemental Indenture, dated as of July 30, 2014, between Buckhorn Materials, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Summit Materials, LLC’s Quarterly Report on Form 10-Q, filed August 6, 2014 (File No. 333-187556)).

4.6	Fifth Supplemental Indenture, dated as of September 2, 2014, between Troy Vines, Incorporated, Summit Materials International, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.3 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed September 9, 2014 (File No. 333-187556)).

4.7	Sixth Supplemental Indenture, dated as of September 8, 2014, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed September 9, 2014 (File No. 333-187556)).

Exhibit No.	Description
4.8	Seventh Supplemental Indenture, dated as of November 19, 2014, among Southwest Ready Mix, LLC, Concrete Supply of Topeka, Inc., Penny’s Concrete, Ready Mix L.L.C. and Summit Materials, LLC (incorporated by reference to Exhibit 4.8 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

4.9	Eighth Supplemental Indenture, dated as of December 22, 2014, between Colorado County Sand & Gravel Co., L.L.C. and Summit Materials, LLC (incorporated by reference to Exhibit 4.9 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

4.10	Indenture, dated as of July 8, 2015, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Current Report on Form 8-K filed on July 8, 2015 (File No. 001-36873)).

4.11	Form of 10.5% Senior Note due 2020 (included in Exhibit 4.1).

4.12	Form of 6.125% Senior Note due 2023 (included in Exhibit 4.10).

4.13	Registration Rights Agreement, dated as of July 8, 2015, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated and the several other initial purchasers (incorporated by reference to Exhibit 4.3 filed with the Registrant’s Current Report on Form 8-K filed on July 8, 2015 (File No. 001-36873)).

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1	Fourth Amended and Restated Limited Partnership Agreement of Summit Materials Holdings L.P., dated as of March 11, 2015 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.2	Tax Receivable Agreement, dated as of March 11, 2015, by and among Summit Materials, Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.3	Exchange Agreement, dated as of March 11, 2015, among Summit Materials, Inc., Summit Holdings and the holders of LP Units from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.4	Stockholders’ Agreement, dated as of March 11, 2015, by and among Summit Materials, Inc. and each of the persons from time to time party thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.5	Registration Rights Agreement, dated as of March 17, 2015, by and among Summit Materials, Inc. and the holders from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.6†	Summit Materials, Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.7†	Form of Restricted LP Unit Agreement (incorporated by reference to Exhibit 10.7 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

10.8†	Form of Stock Option Agreement (Leverage Restoration Options) (incorporated by reference to Exhibit 10.8 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

Exhibit No.	Description
10.9†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

10.10	Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as joint bookrunners, Bank of America, N.A., as administrative agent, collateral agent and swing line lender, Bank of America, N.A., as letter of credit issuer, and Citigroup Global Markets Inc., as syndication agent (incorporated by reference to Exhibit 10.1 of Summit Materials, LLC’s Amendment No. 1 to the Registration Statement on Form S-4, filed May 3, 2013 (File No. 333-187556)).

10.11	Amendment No. 1, dated as of February 5, 2013, to the Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, Bank of America, N.A. as sole lead arranger, and Bank of America, N.A. and Citigroup Global Markets Inc., as joint bookrunners (incorporated by reference to Exhibit 10.2 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.12	Amendment No. 2, dated as of January 16, 2014, to the Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, the guarantors party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed January 23, 2014 (File No. 333-187556)).

10.13	Amendment No. 3 to the Credit Agreement, dated as of March 11, 2015, to the Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, the guarantors party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.14	Tranche A Revolving Credit Commitment Conversion Agreement, dated as of February 11, 2013, under the Credit Agreement, dated as of January 30, 2012, among Summit Materials, LLC, the guarantors party thereto, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.3 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.15*	Amended and Restated Credit Agreement.

10.16	Security Agreement, dated as of January 30, 2012, by and among the grantors identified therein and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.4 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.17	Acquisition Agreement, dated as of December 5, 2013, among Alleyton Resource Corporation, Colorado Gulf, LP, Texas CGC, LLC, Barten Shepard Investments, LP, TBGSI Corp., the individuals signatory thereto and Summit Materials, LLC. (incorporated by reference to Exhibit 10.6 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

Exhibit No.	Description
10.18	Amendment dated January 14, 2014, to Acquisition Agreement, dated as of December 5, 2013, among Alleyton Resource Corporation, Colorado Gulf, LP, Texas CGC, LLC, Barten Shepard Investments, LP, TBGSI Corp., the individuals signatory thereto and Summit Materials, LLC. (incorporated by reference to Exhibit 10.7 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.19†	Form of Management Interest Subscription Agreement for executive officers (incorporated by reference to Exhibit 10.8 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.20†	Form of Management Interest Subscription Agreement for directors (incorporated by reference to Exhibit 10.9 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.21†	Employment Agreement, dated July 30, 2009, by and between Summit Materials Holdings L.P. and Thomas W. Hill (incorporated by reference to Exhibit 10.5 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.22†	Employment Agreement, dated December 29, 2011, by and between Summit Materials Holdings L.P. and Douglas C. Rauh (incorporated by reference to Exhibit 10.6 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.23†	Employment Agreement, dated November 11, 2013, by and between Summit Materials Holdings L.P. and Kevin A. Gill (incorporated by reference to Exhibit 10.12 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.24†	Compensation Arrangement between Summit Materials Holdings L.P. and John Murphy, Interim Chief Financial Officer (incorporated by reference to Exhibit 10.2 of Summit Materials, LLC’s Quarterly Report on Form 10-Q, filed November 6, 2013 (File No. 333-187556)).

10.25†	Employment Agreement, dated as of December 3, 2013, between Summit Materials Holdings L.P. and Brian J. Harris (incorporated by reference to Exhibit 10.1 of Summit Materials, LLC’s Current Report on Form 8-K/A, filed December 4, 2013 (File No. 333-187556)).

10.26†	M. Shane Evans offer letter (incorporated by reference to Exhibit 10.18 of Summit Materials, LLC’s Annual Report on Form 10-K, filed February 23, 2015 (File No. 333-187556)).

10.27†	Michael Brady offer letter (incorporated by reference to Exhibit 10.19 of Summit Materials, LLC’s Annual Report on Form 10-K, filed February 23, 2015 (File No. 333-187556)).

10.28	Contribution and Purchase Agreement, dated December 18, 2014, between Summit Materials, Inc., Summit Materials Holdings L.P., Summit Materials Holdings GP, Ltd., Summit Owner Holdco LLC, Missouri Materials Company, L.L.C., J&J Midwest Group, L.L.C., R. Michael Johnson Family Limited Liability Company, and Thomas A. Beck Family, LLC, as the minority holders and Continental Cement Company, L.L.C. dated December 18, 2014 (incorporated by reference to Exhibit 10.27 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

10.29	Form of Warrant to Purchase Class A Common Stock (incorporated by reference to Exhibit 10.28 filed with the Registrant’s Amendment No. 3 to the Registration Statement on Form S-1, filed March 2, 2015 (File No. 333-201058)).

21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.4*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto).

24	Power of Attorney (included in signature pages of this registration statement).

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	To be filed by amendment.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.
†	Management contract or compensatory plan or arrangement.

ITEM 17.	UNDERTAKINGS

(1)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on July 8, 2015.

SUMMIT MATERIALS, INC.

By:	/s/ Thomas W. Hill
Name:	Thomas W. Hill
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Thomas W. Hill, Brian J. Harris and Anne Lee Benedict, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on the 8th day of July, 2015.

Signature	Title(s)

/s/ Thomas W. Hill Thomas W. Hill	President and Chief Executive Officer (Principal Executive Officer); Director

/s/ Brian J. Harris Brian J. Harris	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Howard L. Lance Howard L. Lance	Director

/s/ Ted A. Gardner Ted A. Gardner	Director

/s/ Julia C. Kahr Julia C. Kahr	Director

/s/ John R. Murphy John R. Murphy	Director

/s/ Neil P. Simpkins Neil P. Simpkins	Director

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement, dated as of April 16, 2015, among Continental Cement Company, L.L.C., Lafarge North America Inc., Summit Materials, LLC and Summit Materials Holdings L.P. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on April 17, 2015 (File No. 001-36873)).

2.2	Asset Purchase Agreement, dated as of April 16, 2015, among Continental Cement Company, L.L.C., Lafarge North America Inc., Summit Materials, LLC and Summit Materials Holdings L.P. (incorporated by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K filed on April 17, 2015 (File No. 001-36873)).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

3.2	Amended and Restated By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

4.1	Indenture, dated as of January 30, 2012, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

4.2	First Supplemental Indenture, dated as of March 13, 2012, among Norris Quarries, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

4.3	Second Supplemental Indenture, dated as of January 17, 2014, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed January 23, 2014 (File No. 333-187556)).

4.4	Third Supplemental Indenture, dated as of February 21, 2014, among Alcomat, LLC, Alleyton Resource Company, LLC, Alleyton Services Company, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

4.5	Fourth Supplemental Indenture, dated as of July 30, 2014, between Buckhorn Materials, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Summit Materials, LLC’s Quarterly Report on Form 10-Q, filed August 6, 2014 (File No. 333-187556)).

4.6	Fifth Supplemental Indenture, dated as of September 2, 2014, between Troy Vines, Incorporated, Summit Materials International, LLC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.3 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed September 9, 2014 (File No. 333-187556)).

4.7	Sixth Supplemental Indenture, dated as of September 8, 2014, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed September 9, 2014 (File No. 333-187556)).

Exhibit No.	Description
4.8	Seventh Supplemental Indenture, dated as of November 19, 2014, among Southwest Ready Mix, LLC, Concrete Supply of Topeka, Inc., Penny’s Concrete, Ready Mix L.L.C. and Summit Materials, LLC (incorporated by reference to Exhibit 4.8 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

4.9	Eighth Supplemental Indenture, dated as of December 22, 2014, between Colorado County Sand & Gravel Co., L.L.C. and Summit Materials, LLC (incorporated by reference to Exhibit 4.9 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

4.10	Indenture, dated as of July 8, 2015, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 filed with the Registrant’s Current Report on Form 8-K filed on July 8, 2015 (File No. 001-36873)).

4.11	Form of 10.5% Senior Note due 2020 (included in Exhibit 4.1).

4.12	Form of 6.125% Senior Note due 2023 (included in Exhibit 4.10).

4.13	Registration Rights Agreement, dated as of July 8, 2015, among Summit Materials, LLC, Summit Materials Finance Corp., the guarantors named therein, Merrill Lynch, Pierce, Fenner & Smith Incorporated and the several other initial purchasers (incorporated by reference to Exhibit 4.3 filed with the Registrant’s Current Report on Form 8-K filed on July 8, 2015 (File No. 001-36873)).

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1	Fourth Amended and Restated Limited Partnership Agreement of Summit Materials Holdings L.P., dated as of March 11, 2015 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.2	Tax Receivable Agreement, dated as of March 11, 2015, by and among Summit Materials, Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.3	Exchange Agreement, dated as of March 11, 2015, among Summit Materials, Inc., Summit Holdings and the holders of LP Units from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.4	Stockholders’ Agreement, dated as of March 11, 2015, by and among Summit Materials, Inc. and each of the persons from time to time party thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.5	Registration Rights Agreement, dated as of March 17, 2015, by and among Summit Materials, Inc. and the holders from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.6†	Summit Materials, Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.7†	Form of Restricted LP Unit Agreement (incorporated by reference to Exhibit 10.7 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

10.8†	Form of Stock Option Agreement (Leverage Restoration Options) (incorporated by reference to Exhibit 10.8 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

Exhibit No.	Description
10.9†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

10.10	Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as joint bookrunners, Bank of America, N.A., as administrative agent, collateral agent and swing line lender, Bank of America, N.A., as letter of credit issuer, and Citigroup Global Markets Inc., as syndication agent (incorporated by reference to Exhibit 10.1 of Summit Materials, LLC’s Amendment No. 1 to the Registration Statement on Form S-4, filed May 3, 2013 (File No. 333-187556)).

10.11	Amendment No. 1, dated as of February 5, 2013, to the Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, Bank of America, N.A. as sole lead arranger, and Bank of America, N.A. and Citigroup Global Markets Inc., as joint bookrunners (incorporated by reference to Exhibit 10.2 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.12	Amendment No. 2, dated as of January 16, 2014, to the Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, the guarantors party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 filed with Summit Materials, LLC’s Current Report on Form 8-K, filed January 23, 2014 (File No. 333-187556)).

10.13	Amendment No. 3 to the Credit Agreement, dated as of March 11, 2015, to the Credit Agreement, dated as of January 30, 2012, by and among Summit Materials, LLC, the guarantors party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).

10.14	Tranche A Revolving Credit Commitment Conversion Agreement, dated as of February 11, 2013, under the Credit Agreement, dated as of January 30, 2012, among Summit Materials, LLC, the guarantors party thereto, the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.3 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.15*	Amended and Restated Credit Agreement.

10.16	Security Agreement, dated as of January 30, 2012, by and among the grantors identified therein and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.4 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.17	Acquisition Agreement, dated as of December 5, 2013, among Alleyton Resource Corporation, Colorado Gulf, LP, Texas CGC, LLC, Barten Shepard Investments, LP, TBGSI Corp., the individuals signatory thereto and Summit Materials, LLC. (incorporated by reference to Exhibit 10.6 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

Exhibit No.	Description
10.18	Amendment dated January 14, 2014, to Acquisition Agreement, dated as of December 5, 2013, among Alleyton Resource Corporation, Colorado Gulf, LP, Texas CGC, LLC, Barten Shepard Investments, LP, TBGSI Corp., the individuals signatory thereto and Summit Materials, LLC. (incorporated by reference to Exhibit 10.7 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.19†	Form of Management Interest Subscription Agreement for executive officers (incorporated by reference to Exhibit 10.8 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.20†	Form of Management Interest Subscription Agreement for directors (incorporated by reference to Exhibit 10.9 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.21†	Employment Agreement, dated July 30, 2009, by and between Summit Materials Holdings L.P. and Thomas W. Hill (incorporated by reference to Exhibit 10.5 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.22†	Employment Agreement, dated December 29, 2011, by and between Summit Materials Holdings L.P. and Douglas C. Rauh (incorporated by reference to Exhibit 10.6 of Summit Materials, LLC’s Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).

10.23†	Employment Agreement, dated November 11, 2013, by and between Summit Materials Holdings L.P. and Kevin A. Gill (incorporated by reference to Exhibit 10.12 of Summit Materials, LLC’s Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).

10.24†	Compensation Arrangement between Summit Materials Holdings L.P. and John Murphy, Interim Chief Financial Officer (incorporated by reference to Exhibit 10.2 of Summit Materials, LLC’s Quarterly Report on Form 10-Q, filed November 6, 2013 (File No. 333-187556)).

10.25†	Employment Agreement, dated as of December 3, 2013, between Summit Materials Holdings L.P. and Brian J. Harris (incorporated by reference to Exhibit 10.1 of Summit Materials, LLC’s Current Report on Form 8-K/A, filed December 4, 2013 (File No. 333-187556)).

10.26†	M. Shane Evans offer letter (incorporated by reference to Exhibit 10.18 of Summit Materials, LLC’s Annual Report on Form 10-K, filed February 23, 2015 (File No. 333-187556)).

10.27†	Michael Brady offer letter (incorporated by reference to Exhibit 10.19 of Summit Materials, LLC’s Annual Report on Form 10-K, filed February 23, 2015 (File No. 333-187556)).

10.28	Contribution and Purchase Agreement, dated December 18, 2014, between Summit Materials, Inc., Summit Materials Holdings L.P., Summit Materials Holdings GP, Ltd., Summit Owner Holdco LLC, Missouri Materials Company, L.L.C., J&J Midwest Group, L.L.C., R. Michael Johnson Family Limited Liability Company, and Thomas A. Beck Family, LLC, as the minority holders and Continental Cement Company, L.L.C. dated December 18, 2014 (incorporated by reference to Exhibit 10.27 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

10.29	Form of Warrant to Purchase Class A Common Stock (incorporated by reference to Exhibit 10.28 filed with the Registrant’s Amendment No. 3 to the Registration Statement on Form S-1, filed March 2, 2015 (File No. 333-201058)).

21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 filed with the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.4*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto).

24	Power of Attorney (included in signature pages of this registration statement).

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	To be filed by amendment.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.
†	Management contract or compensatory plan or arrangement.